UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton
resourcing the future
SHAREHOLDER CIRCULAR
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Shareholders should carefully read this Shareholder Circular in its entirety before making a decision as to how to vote on the Demerger Resolution to be considered at the Shareholder Meetings.
If you are in any doubt as to the action you should take, you are recommended to obtain your own personal financial advice from your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser authorised under Part VI of the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.
If you have sold or otherwise transferred all your shares in BHP Billiton Limited or BHP Billiton Plc (as applicable), prior to receiving this document, please send this document together with the accompanying documents as soon as possible to the relevant purchaser or transferee or to the stockbroker, bank, Central Securities Depository Participant or other person through whom the sale or transfer was effected, for transmission to the relevant purchaser or transferee.
Demerger of South32 by BHP Billiton
Shareholders should be aware of the important notices on the inside cover to page 2 of this document. Shareholders who have any questions in relation to this document or the Demerger Resolution to be considered at the Shareholder Meetings may wish to call the Shareholder Information Line, details of which are contained on the inside cover of this document.
Vote in Favour
Your Directors unanimously recommend that you vote in favour of the Demerger Resolution.
Your attention is drawn to the letter from the Chairman on pages 4 to 5 which contains the Board’s recommendation that you vote in favour of the Demerger Resolution. The Independent Expert has concluded that the Demerger is in the best interests of BHP Billiton Limited and BHP Billiton Plc Shareholders.
BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (Registration number 3196209)
SOUTH32

Important notices
Purpose of this document
This document sets out information in relation to the Demerger, the effects of the Demerger, certain information required by law and other information known to the BHP Billiton Directors that is material to the decision of Shareholders in relation to the Demerger Resolution voting. In addition to this document, a copy of the full version of the Independent Expert’s Report can be found on the BHP Billiton website at www.bhpbilliton.com/demerger or can be obtained free of charge by calling the Shareholder Information Line on:
BHP Billiton Limited Shareholders
1300 582 743 (within Australia) on weekdays between 8:30am and 7:30pm (AEST/AEDT);
+61 3 9415 4808 (international) on weekdays between 8:30am and 7:30pm (AEST/AEDT).
BHP Billiton Plc Shareholders UK register
0844 472 7001 (within the United Kingdom) on weekdays between 8:30am and 5:30pm (GMT/BST);
+44 844 472 7001 (international) on weekdays between 8:30am and 5:30pm (GMT/BST).
South African registers
086 1100 634 (within South Africa) on weekdays between 8:00am and 4:30pm (SAST);
+27 11 870 8216 (international) on weekdays between 8:00am and 4:30pm (SAST).
BHP Billiton ADS Holders
877 248 4237 (within the United States) on weekdays between 8:30am and 6:00pm (EST/EDT);
+1 781 575 4555 (international) on weekdays between 8:30am and 6:00pm (EST/EDT).
This document does not in any way constitute an offer to sell securities or a solicitation of an offer to buy securities.
This document does not include all information material to a decision to buy, sell or otherwise trade in South32 Shares.
South32 Listing Document
Additional detail in relation to South32 is available in the South32 Listing Document prepared by South32 for the admission of South32 Shares to trading on the Australian Securities Exchange (ASX), the Johannesburg Stock Exchange (JSE) and the London Stock Exchange (LSE). The South32 Listing Document includes (among other things) the following information:
South32 historical combined financial information prepared for the financial years ended 30 June 2014, 30 June 2013 and 30 June 2012 and for the half years ended 31 December 2014 and 31 December 2013, in each case prepared by aggregating historical financial information relating to the South32 Businesses;
Independent Competent Persons’ Reports in relation to South32’s Mineral Resources and Ore Reserves;
an overview of the industries in which South32 operates;
more detailed overviews of the South32 Businesses;
further information in relation to South32’s senior management, employment and governance arrangements.
The following documents, which are collectively referred to as the South32 Listing Document, are accessible on the BHP Billiton website at www.bhpbilliton.com/demerger and Shareholders may obtain printed copies free of charge by calling the Shareholder Information Line:
The ASX Information Memorandum, prepared by South32 in connection with its application for admission to the ASX Official List;
The JSE Pre-listing Statement, prepared by South32 in connection with its application for admission of the South32 Shares to a secondary listing on the Main Board of the JSE;
The United Kingdom Prospectus, prepared by South32 in connection with its application for admission of the South32 Shares to the standard segment of the United Kingdom Listing Authority (UKLA) Official List and to trading on the LSE.
Listing of South32
South32 intends to apply for admission of its ordinary shares to the ASX Official List, for a secondary listing on the Main Board of the JSE and to the standard segment of the UKLA Official List and for admission to trading on the LSE’s main market for listed securities. It is expected that South32 Shares will commence trading on a deferred settlement basis on the ASX, normal settlement basis on the JSE and on a when-issued basis on the LSE on 18 May 2015.
South32 Shares are Australian securities and are therefore not capable of being settled in the United Kingdom through CREST like ordinary shares registered in the United Kingdom. Accordingly, South32 has agreed to make arrangements to provide BHP Billiton Plc Shareholders whose BHP Billiton Plc Shares are held in CREST (other than Ineligible Overseas Shareholders and Selling Shareholders and the BHP Billiton ADS Depositary) with South32 Depositary Interests (South32 DIs), which are instruments that represent the underlying South32 Shares and allow settlement of trading in South32 Shares through CREST. BHP Billiton Plc Shareholders whose BHP Billiton Plc Shares are held in CREST (other than Ineligible Overseas Shareholders and Selling Shareholders and the BHP Billiton ADS Depositary) will therefore receive South32 DIs. South32 has also made arrangements to enable BHP Billiton Plc Certificated Shareholders to receive and hold South32 DIs through the UK Nominee. It is the responsibility of Eligible Shareholders to determine their entitlement to South32 Shares before trading in South32 Shares, especially during the deferred settlement and when-issued trading periods. Trading of South32 Shares is expected to commence on a normal settlement basis on the ASX on 2 June 2015, the JSE on 18 May 2015 and the LSE on 26 May 2015.
Preparation of and responsibility for this document
KPMG Financial Advisory Services (Australia) Pty Ltd has prepared the Independent Accountant’s Report and takes responsibility for that report. A copy of that report is set out in Section 9 of this document.
Grant Samuel & Associates Pty Limited has prepared the Independent Expert’s Report and a concise version of the Independent Expert’s Report. The concise version is contained in Section 10 of this document. Grant Samuel & Associates Pty Limited takes responsibility for the report (including the concise version). A copy of the full version of the Independent Expert’s Report can be obtained free of charge by calling the Shareholder Information Line or from BHP Billiton’s website at www.bhpbilliton.com/demerger.
BHP Billiton has prepared and is responsible for the content of this Shareholder Circular (other than Sections 9 and 10 of this document).
Greenwoods & Herbert Smith Freehills Pty Ltd has reviewed and agrees with Section 8.2 relating to the description given of the income tax and goods and services tax implications of the Demerger for BHP Billiton Limited Shareholders who, among other things, are residents of Australia for Australian tax purposes.
Herbert Smith Freehills has reviewed and agrees with Section 8.2 relating to the description given of the stamp duty implications of the Demerger for BHP Billiton Limited Shareholders who, among other things, are residents of Australia for Australian tax purposes.
Slaughter and May has reviewed and agrees with Section 8.3 relating to the description given of the United Kingdom taxation implications of the Demerger for Shareholders who are resident in the United Kingdom for United Kingdom tax purposes.
Cleary Gottlieb Steen & Hamilton LLP has reviewed and agrees with the description of US federal income tax laws included in Section 8.4 relating to the description given of the taxation implications of the Demerger for certain Shareholders who, among other things, are subject to US federal income tax on a net income basis with respect to income from their BHP Billiton Shares or ADSs.
Ernst & Young Advisory Services (Pty) Ltd has reviewed and agrees with Section 8.5 relating to the description given of the South African taxation implications of the Demerger for Shareholders whose registered address on the BHP Billiton Plc Share Register is in South Africa or who are otherwise deemed resident in South Africa for South African tax purposes.
Bell Gully has reviewed and agrees with Section 8.6 relating to the description given of the New Zealand taxation implications of the Demerger for Shareholders whose registered address on the BHP Billiton Limited Share Register is in New Zealand or who are otherwise deemed resident in New Zealand for New Zealand tax purposes.

Important notices continued
Status of this document
Important information for Shareholders in Australia
This document is not a prospectus or other disclosure document under chapter 6D of the Corporations Act.
Important information for Shareholders in the United Kingdom
This document is not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of 4 November 2003, as amended, in particular by Directive 2010/73/EU to the extent such Directive has been transposed in the United Kingdom.
Important information for Shareholders in France
No action has been undertaken or will be undertaken in France to make an offer to the public of the securities requiring publication of a prospectus approved by the Autorité des marches financiers.
Important information for Shareholders in Hong Kong
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to your participation in the Demerger. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
Important information for Shareholders in New Zealand
This document is not a New Zealand prospectus, investment statement or product disclosure statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978 or the Financial Markets Conduct Act 2013 (or any other relevant New Zealand law). The South32 Shares will be distributed in New Zealand to existing Shareholders in reliance on the Securities Act (Overseas Companies) Exemption Notice 2013 (New Zealand) and accordingly, this document may not contain all the information that a prospectus, investment statement or product disclosure statement under New Zealand law is required to contain.
Important information for Shareholders in Singapore
South32 Shares may not be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than pursuant to a prospectus registration exemption under Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act (SFA), Chapter 289 of Singapore, other than section 280 of the SFA.
Important information for Shareholders in the United States
The Demerger will not be registered with the US Securities and Exchange Commission (SEC) under the US Securities Act of 1933, as amended. BHP Billiton expects South32 to qualify for the exemption from registration under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended (Exchange Act), and accordingly the South32 Shares will not be registered under the Exchange Act and South32 will not be subject to the reporting requirement of the Exchange Act.
Notice to certain foreign Shareholders
Shareholders who are Ineligible Overseas Shareholders will not receive South32 Shares under the Demerger. South32 Shares that would otherwise be transferred to these Shareholders under the Demerger will be transferred to the Sale Agent to be sold, with the proceeds of such sale to be paid to Ineligible Overseas Shareholders. See Sections 2.4 and 7.4 for further information.
BHP Billiton Limited Shareholders resident outside Australia, the United Kingdom, the United States and New Zealand, BHP Billiton Plc Shareholders resident outside the United Kingdom and South Africa and Shareholders who do not hold BHP Billiton Shares or ADSs as capital assets for US federal income tax purposes should seek specific tax advice in relation to the tax implications of the Demerger.
Forward looking statements
Certain statements in this document relate to the future, including forward looking statements relating to BHP Billiton and South32’s financial position and strategy. Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or other similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.
These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, including the risk factors set out in Sections 4.4, 5.6 and 6.8, many of which are beyond BHP Billiton or South32’s control, and which may cause the actual results to differ materially from those expressed in the statements contained in this document. Shareholders are cautioned not to put undue reliance on forward looking statements.
Other than as required by law, none of BHP Billiton, South32, their officers or their advisers or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur, in part or in whole.
Additionally, statements of the intentions of the BHP Billiton Board or the South32 Board reflect the present intentions of the BHP Billiton Directors and South32 Directors respectively as at the date of this document and may be subject to change as the composition of the BHP Billiton Board and South32 Board alters, or as circumstances require. Except as required by law, BHP Billiton and South32 disclaim any obligation or undertaking to update or revise any forward looking statement in this Shareholder Circular.
Presentation of financial information
Shareholders should be aware that the financial information contained in this document has been prepared in accordance with the recognition and measurement requirements of:
Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board (AASB);
International Financial Reporting Standards and interpretations as adopted by the European Union;
International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board.
The above accounting standards and interpretations are collectively referred to as IFRS in this document.
BHP Billiton uses the following IFRS measures which are included in the consolidated financial statements in accordance with IFRS 8 ‘Operating Segments’:
Table: BHP Billiton IFRS 8 measures
IFRS 8 measure
Underlying EBIT
Underlying EBITDA
Definition
Earnings before net finance costs, taxation and exceptional items.
Underlying EBIT before depreciation and amortisation and impairments.
Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. The Directors believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered an indication of, or alternative to, attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity.

BHP BILLITON SHAREHOLDER CIRCULAR

Important notices continued
BHP Billiton also uses a number of non-IFRS financial measures in addition to those reported in accordance with IFRS. The BHP Billiton Directors believe that these non-IFRS measures, listed below, are important when assessing the underlying financial and operating performance of BHP Billiton and its businesses.
Non-IFRS measures are defined as follows:
Table: Non-IFRS measures
Non-IFRS measure
Underlying
attributable profit
Adjusted effective tax rate
Underlying EBIT margin
Underlying EBITDA margin
Net debt
Net operating assets
Definition
Attributable profit excluding any exceptional items.
Comprises total taxation expense excluding the impact of exchange rate movements included in taxation expense, remeasurements of deferred tax assets associated with Minerals Resource Rent Tax (MRRT), non-recognition of tax benefits where the tax benefit resides with BHP Billiton and the tax impacts of amounts excluded from Underlying EBIT, divided by Profit before taxation and amounts excluded from Underlying EBIT.
Comprises Underlying EBIT excluding third party product profit from operations, divided by revenue excluding third party product revenue.
Comprises Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.
Comprises Interest bearing liabilities, less Cash
and cash equivalents.
Represents operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity accounted method represents the balance of BHP Billiton’s investment in equity accounted investments.
South32 plans to use the measures of Underlying Earnings, Underlying EBIT and Underlying EBITDA to assess the performance of the South32 Group and its businesses. Underlying EBITDA and Underlying EBIT are calculated based on the accounting policy that South32 proposes to use when discussing its operating results in future periods. The accounting policy proposed by South32 for calculating these measures differs from that currently used by BHP Billiton. See Section 3 of Appendix 2 of this document for further details of South32’s calculation of Underlying Earnings, Underlying EBIT and Underlying EBITDA.
Table: South32 IFRS 8 measures
IFRS 8 measure
Underlying Earnings
Underlying EBIT
Underlying EBITDA
Definition
Underlying Earnings is Profit after taxation and earnings adjustments. Earnings adjustments represent items that do not reflect the underlying operations of South32.
Earnings before net finance costs, taxation and any earnings adjustments before net finance costs and taxation.
Underlying EBIT before depreciation and amortisation.
The South32 Directors believe that Underlying Earnings, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered an indication of, or alternative to, Profit after taxation as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity. Underlying Earnings, Underlying EBIT and Underlying EBITDA are included in South32’s historical combined financial information as required by IFRS 8 ‘Operating Segments’. Shareholders should also note that this document contains pro forma historical financial information. In preparing this document, certain adjustments were made to the historical financial information of BHP Billiton and South32 and BHP Billiton considers it appropriate to reflect the effect of the Demerger contemplated, as described in this document.
Presentation of Mineral Resources and Ore Reserves information
Shareholders should be aware that the South32 Mineral Resources and Ore Reserves information contained in this document has been produced in accordance with the ASX Listing Rules Chapter 5 and the JORC Code. All reserve life and resource life information relating to South32 (presented in Sections 6.1 and 6.4(c)) is extracted from the South32 Listing Document Section 7.2 which is available on the BHP Billiton website at www.bhpbilliton.com/demerger.
Privacy and personal information
The collection of certain personal information is required or authorised by the Corporations Act in Australia.
BHP Billiton, South32 and their respective share registries (each an Organisation), may collect personal information in the process of implementing the Demerger. The personal information may include the names, addresses, other contact details and the details of the shareholdings of Shareholders, and the names of individuals appointed by Shareholders as proxies, corporate representatives or attorneys at the Shareholder Meetings.
Shareholders who are individuals, and individuals appointed as proxies, corporate representatives or attorneys, in respect of whom personal information is collected as outlined in these Important notices have certain rights to access information. They should call the Shareholder Information Line if they have any questions.
The personal information will be collected for the purpose of implementing and administering the shareholdings arising from the Demerger. An Organisation may disclose personal information collected by it to another Organisation, to securities brokers, to print and mail services providers and any other service providers and advisers engaged by an Organisation in relation to the implementation and administration of the BHP Billiton or South32 shareholdings arising from the Demerger. The personal information of Selling Shareholders and Ineligible Overseas Shareholders may also be disclosed to the Sale Agent for the purpose of operating the Sale Facility.
The main consequence of not collecting the personal information referred to in the Important notices would be that BHP Billiton may be hindered in, or prevented from, conducting the Shareholder Meetings and implementing the Demerger.
Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Shareholder Meetings, should inform such individuals of the matters outlined in the Important notices.
Interpretation
For the purpose of this document capitalised terms used in this document have the meaning set out in Section 12, unless the context otherwise requires.
Figures, amounts, percentages, prices, estimates, calculations of values and fractions in this document are subject to the effect of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this document.
Date
This document is dated 16 March 2015.

BHP BILLITON SHAREHOLDER CIRCULAR

Contents
Letter from the Chairman
4
Summary of Demerger
6
1 Expected timetable of principal events
16
2 What you need to do
19
3 Frequently asked questions
22
4 Advantages, disadvantages, risks and other relevant considerations
30
5 Overview of BHP Billiton after the Demerger
37
6 Overview of South32
51
7 Implementation of the Demerger
76
8 Taxation implications
92
9 Independent Accountant’s Report
104
10 Concise Independent Expert’s Report
114
11 Other information
161
12 Glossary
170
Appendix 1 – BHP Billiton pro forma historical consolidated
income statement and cash flow statement reconciliations
177
Appendix 2 – South32 pro forma historical consolidated income statement and cash flow statement reconciliations
182
Appendix 3 – South32 pro forma segment reporting
189

BHP BILLITON SHAREHOLDER CIRCULAR

Letter from the Chairman
16 March 2015
Dear Shareholder,
The Directors of BHP Billiton are pleased to present this document, which contains important information about the proposed demerger of a group of high quality assets from BHP Billiton.
The Demerger will simplify BHP Billiton and has the potential to unlock shareholder value, while creating a new global diversified metals and mining company. The new company, South32, will have a portfolio of assets producing alumina, aluminium, coal, manganese, nickel, silver, lead and zinc.
If the Demerger is approved and implemented, South32 will be the world’s largest producer of manganese ore, a top global producer of manganese alloy, and have a significant global alumina and aluminium business. It will also operate the world’s largest producing silver mine, and be a major producer of refined nickel.
As a shareholder, you would retain your existing shareholding in a simplified BHP Billiton and eligible shareholders would also receive a new share in South32 for every BHP Billiton share held.
Your Board believes that separating South32 has the potential to create more shareholder value than if the South32 Businesses were to remain within BHP Billiton. We encourage you to support this action at the Shareholder Meetings to be held on
6 May 2015.
Demerger rationale and impact
Following the Demerger, BHP Billiton will remain one of the largest diversified global resources companies and its strategic priorities will not change. The Demerger simplifies BHP Billiton and enables us to further focus on generating value from our core portfolio. This portfolio comprises our exceptionally large long-life petroleum, copper, iron ore, coal and potash assets (which collectively generated 96 per cent of the Group’s Underlying EBIT in FY2014). With a simpler portfolio, we intend to further streamline our organisational structure and increase our utilisation of global shared service centres. In the longer term, we believe that simplification will enable additional productivity benefits and enhance the potential of our portfolio.
We believe that South32’s portfolio of high quality assets will benefit from the focus of a dedicated board and management team. South32 will begin with a strong balance sheet and will be able to pursue an independent business strategy. As a separately listed company, South32’s investment decisions will be assessed without the need to consider competing demands for capital from BHP Billiton’s other businesses. South32 will apply to be admitted to trading on the Australian, Johannesburg and London stock exchanges, with an over-the-counter American Depositary Share (ADS) program.
Having assessed a number of alternatives, we consider the Demerger to be the preferred approach to achieving simplification of our portfolio and maximising shareholder value. The advantages, disadvantages, risks and other relevant considerations of the Demerger are set out in this document, and I urge you to read it carefully. Further information on South32 is also provided in the South32 Listing Document, which is available at www.bhpbilliton.com/demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

Dividends
BHP Billiton’s progressive dividend policy will continue following the Demerger and BHP Billiton does not plan to rebase its dividend as a result of the Demerger. Additionally, South32 will have its own dividend policy under which it intends to pay out a proportion of Underlying Earnings to its shareholders.
Board’s recommendation
We encourage you to make your own decision on the merits of the Demerger proposal. However, your Board considers the Demerger to be in the best interests of BHP Billiton Shareholders as a whole and accordingly unanimously recommends that you vote in favour of the Demerger Resolution. Each of your Directors intends to vote all BHP Billiton Shares that he/she owns or controls in favour of the Demerger Resolution.
Next steps
If you have any questions about the Demerger, please consult your professional adviser, or call the BHP Billiton Shareholder Information Line (details of which are provided in Section 2.6) or visit the BHP Billiton website at www.bhpbilliton.com/demerger. On behalf of the Board, I commend the Demerger to you and urge you to support this proposal by voting in favour of it, either in person or by proxy, at the Shareholder Meetings to be held on Wednesday, 6 May 2015.
Yours sincerely,
Jac Nasser AO Chairman

BHP BILLITON SHAREHOLDER CIRCULAR

Summary of Demerger
1 Background
On 19 August 2014, BHP Billiton announced plans to simplify its portfolio by creating an independent global metals and mining company, South32, based on a selection of its high quality alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets. The Board believes that separating these businesses via a demerger has the potential to unlock Shareholder value by creating two portfolios of complementary assets. As part of implementation of the Demerger, South32 will apply for its ordinary shares to be admitted to trading on the ASX, JSE and LSE and have an over-the-counter ADS program.
The purpose of this document is to:
outline the background to, and rationale for, the Demerger, as well as the advantages, disadvantages and risks associated with the Demerger, and to explain why the Board believes that the Demerger is in the best interests of BHP Billiton Shareholders;
explain the steps required to effect the Demerger;
provide an overview of BHP Billiton and of South32 after the Demerger;
outline other factors relevant to the Demerger, explain why you are being asked to vote on the Demerger and to recommend that you vote in favour of the Demerger Resolution.
2 Rationale for the Demerger
BHP Billiton’s strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. This strategy has been highly successful and has enabled BHP Billiton to deliver dividends and capital returns of US$64.3 billion1 to Shareholders over the last decade.
The decision to pursue the Demerger follows an assessment of the assets in BHP Billiton’s portfolio to determine their fit with BHP Billiton’s successful strategy outlined above. The objective of that review was to assess the assets in the BHP Billiton portfolio that BHP Billiton should continue to own in order to maximise value for Shareholders. The review indicated that BHP Billiton’s portfolio has evolved into two distinct businesses:
its large, long-life petroleum, copper, iron ore and coal basins. These large businesses, which are referred to as BHP Billiton’s ‘four pillars’, (together with potash as a potential fifth pillar), generally include the highest margin assets in BHP Billiton’s portfolio and have the greatest expansion potential due to their relatively large resource endowments. These assets form the basis of BHP Billiton’s core portfolio and have been the subject of extensive investment in recent years, allowing them to grow significantly;
a set of assets in the alumina, aluminium, coal, manganese, nickel, silver, lead and zinc sectors. These assets are competitive and high quality, but do not have resource endowments of the same scale as BHP Billiton’s core portfolio assets and therefore do not fully align with BHP Billiton’s strategy. Additionally, due to the nature and scale of these assets, they do not benefit to the same extent from BHP Billiton’s management systems and processes. This has generally meant that BHP Billiton has not allocated growth capital to these assets in recent years, favouring instead the relatively higher margin, large-scale assets that form BHP Billiton’s core portfolio.
1 Over the period from CY2005 to CY2014.

BHP BILLITON SHAREHOLDER CIRCULAR

2 Rationale for the Demerger continued
The Board determined that separating these distinct businesses would materially simplify the BHP Billiton portfolio in a single step and provide the Businesses to be held by South32 with the best opportunity to realise their potential. In so doing, it is the Board’s view that the value of both BHP Billiton and South32 would be maximised if the South32 Businesses were separated from BHP Billiton.
Having regard to its overall objective of maximising value for Shareholders, the Board selected the Demerger as the preferred approach to separation as it:
ensures that all Shareholders retain their existing exposure to BHP Billiton’s four pillars (and its potential fifth pillar, in Potash);
allows Eligible Shareholders to retain their existing ownership of the businesses (and exposure to the commodities) to be held by South32 and provides Shareholders with the opportunity to increase or decrease that exposure by trading in South32 Shares;
does not crystallise a fixed value for the South32 Businesses at the current point of the commodity price cycle (as would be the case for a separation undertaken as a series of trade sales), but instead allows most Shareholders to continue to hold their shares in South32 and to retain exposure to South32’s commodities;
provides for a significant simplification of BHP Billiton’s portfolio in a single step, with greater certainty and in a shorter time frame, as compared to a series of trade sales;
creates in South32 a robust business comprising a complementary portfolio of assets for which South32 can maximise value through a tailored business strategy and allocate capital for the benefit of its shareholders;
achieves these outcomes in a manner that the Board believes is likely to realise more value for Shareholders compared to other options currently available for delivering simplification (including a series of trade sales or an initial public offering), taking into account certainty of outcome, associated costs, time to implement and risks associated with third party approvals.
The Demerger will give rise initially to one-off execution costs and costs associated with establishing South32 as a standalone company. However, alternative approaches to simplifying BHP Billiton’s portfolio would also give rise to one-off costs and the Board believes that the initial costs associated with the Demerger will be outweighed by the longer-term benefits of the Demerger for BHP Billiton and South32, and therefore for Shareholders. Further details of the alternatives for separation considered by the Board and the advantages, disadvantages and risks of the Demerger are set out in this summary and Section 4 of this document.
3 Key advantages of the Demerger
The Board believes that the advantages of the Demerger outweigh the disadvantages and risks.
Advantages for BHP Billiton
The Demerger will significantly simplify BHP Billiton’s portfolio while allowing it to retain the benefits of scale and diversification. It is a significant step towards focusing BHP Billiton on the 19 core petroleum, copper, iron ore, coal and potash assets that collectively generated 96 per cent of the Group’s Underlying EBIT in FY2014. These assets have generally been BHP Billiton’s higher margin and higher return businesses and have delivered the strongest growth for BHP Billiton over the last 10 years. Following the Demerger, BHP Billiton will have a more focused portfolio of large-scale operated assets which exhibit a greater proportion of common characteristics with a smaller geographical spread.
With a simpler portfolio, following the Demerger, BHP Billiton intends to streamline its organisational model by aggregating functional support for its operations in each of Coal and Copper and increasing utilisation of global shared service centres, which is expected to result in a reduction of BHP Billiton’s functional costs of approximately US$100 million (pre-tax) per annum. In the longer term, following the simplification of its portfolio and streamlining of its organisational design, BHP Billiton believes it will be able to further focus on achieving substantial productivity benefits in addition to the US$4.0 billion per annum gains already targeted by the end of FY2017.
The long-term benefits of simplification are multi-faceted and, by their nature, not possible to quantify, but BHP Billiton believes that the ongoing simplification of its portfolio has been and, in the years ahead, will continue to be, an important factor in achieving and sustaining productivity improvement and generating value from its portfolio.

BHP BILLITON SHAREHOLDER CIRCULAR

Summary of Demerger
3 Key advantages of the Demerger continued
Advantages for South32
The Board believes that South32’s operations will benefit from the focus of a dedicated board and management team. South32 management will be focused entirely on South32’s operations, and will be incentivised based on the performance of South32.
Upon Demerger, South32 is expected to be cash flow positive and will have a strong balance sheet with positive cash reserves. Its assets will also no longer be competing for growth capital with BHP Billiton’s core assets and, as a result, will have the opportunity to pursue value accretive expansion and investment opportunities that may not otherwise be pursued if South32’s Businesses remained within BHP Billiton.
South32 will have the flexibility to select those BHP Billiton systems and processes that are suited to the nature and scale of its operations as well as implement new systems and processes where appropriate. South32 intends to adopt a regional organisational model that is expected in the near-term to reduce costs associated with asset level support functions that will be removed under the new structure. Accordingly, over time, South32 will be well placed to reduce its overhead costs. The key strengths of South32 can be summarised as follows:
a significant diversified metals and mining company with a well-managed portfolio of assets with meaningful reserve and resource lives and a competitive position in each of its major commodities;
a cash generative business which, over the last three years, has generated cash flow in excess of both investment and sustaining capital expenditure, despite falling commodity prices;
a financial position that provides strength and flexibility;
an experienced and capable board and management team with a clear strategy to drive operational performance through a regional organisational model.
Further advantages for Shareholders
All Shareholders will retain their BHP Billiton Shares and Eligible Shareholders will receive South32 Shares pursuant to the Demerger.
The Demerger will therefore give BHP Billiton Shareholders the opportunity to determine their investment levels in South32 and BHP Billiton separately. For example, South32 Shares will provide investors with the ability to increase or decrease their exposure to the alumina, aluminium, manganese, nickel, silver, lead and zinc commodity markets, which is not currently directly available to the same extent via an investment in BHP Billiton Shares because of the overwhelming contribution of BHP Billiton’s four pillars to its earnings.
The Board believes that the increased focus and tailored organisational models across the smaller portfolios of BHP Billiton and South32 will enhance the ability for both companies to improve productivity, increase resilience in volatile markets and maximise shareholder value.
The Board believes that the Demerger will facilitate greater shareholder and market awareness of South32’s Businesses and that investors will be better able to independently assess the prospects and performance of BHP Billiton and South32.
4 Key disadvantages and risks of the Demerger
Disadvantages for BHP Billiton
Following the Demerger, BHP Billiton will be less diversified in terms of the number of commodities to which it is exposed. However, BHP Billiton’s commodity exposure after the Demerger remains diversified driven mainly by its energy and minerals mix, particularly its broad exposure to steelmaking raw materials, copper, energy and potentially agricultural markets. The earnings of South32’s Businesses represent only a small proportion of BHP Billiton’s overall earnings today and the South32 commodities are generally well correlated to BHP Billiton’s remaining commodities, so the reduced diversification arising from the separation of South32 is not seen as material to BHP Billiton.
If the Demerger is approved by Shareholders at the Shareholder Meetings, then total pre-tax one-off costs of US$464 million are expected to be incurred following the Shareholder Meetings in order to implement the Demerger. Including costs incurred to date, the total one-off costs of the Demerger are estimated to be US$738 million (US$641 million after tax). These costs include stamp duty, cash tax, execution costs and South32 set up and separation costs as further described in Section 4.3(b). If the Demerger is not approved by Shareholders, then total one-off costs of US$30 million (US$25 million after tax) are expected to be incurred by the BHP Billiton Group following the Shareholder Meetings, including costs associated with the cancellation of agreements relating to the establishment of South32 as a standalone entity.

BHP BILLITON SHAREHOLDER CIRCULAR

4 Key disadvantages and risks of the Demerger continued
Disadvantages for South32
South32 is expected to incur additional corporate and financing costs of approximately US$60 million (pre-tax) per annum, relative to those incurred operating the South32 Businesses as part of the BHP Billiton Group. However, the Board and South32 believe that the ongoing cost savings available to South32 arising from the implementation of its regional organisational model will outweigh these additional costs in the near-term.
South32 will be an independent entity. This may result in South32 incurring additional costs (such as incremental financing costs and less beneficial supply terms) and facing additional risks compared to its position as a subsidiary of BHP Billiton. There may also be potential delays, unexpected costs or other issues in establishing South32 as a standalone entity, including as a result of BHP Billiton ceasing to provide certain transitional information management services to South32 12 months after the Demerger. There can be no assurance regarding the price at which South32 Shares will trade following the Demerger. Some BHP Billiton Shareholders may not wish to hold South32 Shares (or may not be permitted to do so under the terms of their investment mandates), including because South32 will not qualify for inclusion in FTSE indices. However, the Board expects that there may be demand for South32 Shares from investors whose portfolios are benchmarked against the S&P/ASX indices.
Further information in relation to the advantages, disadvantages and risks of the Demerger along with other relevant considerations is set out in Section 4 of this document.
5 How the Demerger will be effected
The Demerger will be effected through a distribution of South32 Shares to Eligible Shareholders by way of an in-specie dividend by each of BHP Billiton Limited and BHP Billiton Plc. This distribution will follow the completion of the Internal Restructure to ensure that South32 owns all the companies, assets, rights and operating liabilities relating to the South32 Businesses and BHP Billiton owns all the companies, assets, rights and liabilities relating to all other businesses of BHP Billiton.
Eligible Shareholders will receive one South32 Share for each BHP Billiton Share which they hold at the applicable Record Date. Each registered holder of BHP Billiton Limited ADSs or BHP Billiton Plc ADSs (ADSs) will receive 0.4 South32 ADSs for each ADS which they hold at the applicable ADS Distribution Record Date. No fractional South32 ADSs will be distributed. The BHP Billiton ADS Depositaries will aggregate and sell all fractional entitlements and will distribute the net cash proceeds (after deduction of broker’s commission and taxes) to the BHP Billiton ADS Holders with fractional entitlements.
Further details of the Demerger, the Internal Restructure and intercompany agreements are set out in Section 7 of this document.

BHP BILLITON SHAREHOLDER CIRCULAR

Summary of Demerger

6 Overview of BHP Billiton after the Demerger

Summary

After the Demerger, BHP Billiton will continue to be one of the largest diversified global resources companies. BHP Billiton will continue to be headquartered in Melbourne, Australia and continue to maintain its Dual Listed Company (**DLC**) structure, including its listings on the ASX, UKLA Official List and JSE, and its New York Stock Exchange (**NYSE**) listed ADS program.

An overview of BHP Billiton's portfolio following the Demerger is set out in Diagram (i). Further information on BHP Billiton following the Demerger is set out in Section 5 of this document.

Diagram (i): BHP Billiton's portfolio post Demerger


Petroleum and Potash
Copper
Iron Ore
Coal
Operated major project
Offices
Non-core assets
Italicised assets are not operated by BHP Billiton.
Core portfolio
19 assets in total
12 operated assets
– 7 minerals assets
– 5 petroleum assets
8 countries
3 continents
Bruce, Keith
ROD
Zamzama
Stybarrow, Pyrenees, Macedon
North West Shelf
WAIO
Nickel West
Queensland Coal
NSW Energy Coal
Minerva
Bass Strait
Olympic Dam
Jansen Potash Project
New Mexico Coal
Onshore US
Shenzi, Atlantis, Mad Dog
Neptune, Genesis
Angostura
Cerrejón
Antamina
Pampa Norte
Escondida
Samarco

Excludes exploration, appraisal and early stage development assets.

Selected pro forma financial information on BHP Billiton excluding South32

Summary pro forma financial information on BHP Billiton showing the effect of the Demerger is set out in Table (i).

Table (i): BHP Billiton summary pro forma financial information

Summary pro forma financial information (US$M)	H1 FY2015	FY2014	FY2013	FY2012
Revenue	24,860	56,762	53,860	56,642
Profit from operations	7,930	22,649	21,977	22,560
Attributable profit	3,914	13,648	12,698	14,121
Cash generated from operations	11,812	29,276	26,655	30,088
Underlying EBITDA	13,101	30,292	28,109	31,511
Underlying EBIT	8,339	22,098	21,680	25,906
Underlying attributable profit	4,890	13,263	12,017	15,930
Underlying basic earnings per share (US cents)	92.0	249.3	225.8	299.3

Further details on BHP Billiton's financial performance and financial position excluding South32 are set out in Section 5.5.

10
BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of BHP Billiton after the Demerger continued
Strategy
Following the Demerger, BHP Billiton will continue its strategy of owning and operating large, long-life, low-cost, expandable, upstream assets, diversified by commodity, geography and market.
The Demerger simplifies BHP Billiton’s portfolio to be more consistent with this strategy and is a significant step towards achieving BHP Billiton’s core portfolio, which comprises only large, upstream assets with common characteristics. The key elements of BHP Billiton’s strategic priorities will not change, including its focus on continuing to operate sustainably, creating a more productive organisation, actively managing its portfolio and applying a disciplined approach to capital management.
Further details regarding BHP Billiton’s strategy following the Demerger are set out in Sections 5.2 and 5.3.
Governance
As previously announced, David Crawford has retired from the BHP Billiton Board and will be the Chairman of South32. Keith Rumble, who will retire from the BHP Billiton Board, will become an Independent Non-executive Director of South32, and Xolani Mkhwanazi, currently BHP Billiton’s Chairman South Africa, will become a Non-executive Director of South32. Peter Beaven has become the Chief Financial Officer of BHP Billiton, as Graham Kerr, previously the Chief Financial Officer of BHP Billiton, will become the Chief Executive Officer and an Executive Director of South32. While BHP Billiton expects certain senior management personnel associated with the South32 Businesses to transfer to South32 upon separation, BHP Billiton will continue to retain a strong and experienced senior management team.
Dividends and capital management
BHP Billiton’s priorities for capital management will remain unchanged following the Demerger: to maintain a solid ‘A’ credit rating and to continue its progressive dividend policy; to invest in high-return growth opportunities throughout the economic cycle; and finally, to return excess capital to Shareholders in a consistent and predictable manner. BHP Billiton does not plan to rebase its dividend as a result of the Demerger (information in relation to the proposed dividend policy of South32 is included on page 13).
Further details regarding BHP Billiton after the Demerger are set out in Section 5 of this document.

BHP BILLITON SHAREHOLDER CIRCULAR

Summary of Demerger

7 Overview of South32

South32 will be a globally diversified metals and mining company with a portfolio of high quality assets producing alumina, aluminium, coal, manganese, nickel, silver, lead and zinc. South32 generated pro forma revenue of US$8.3 billion and pro forma Underlying Earnings of US$446 million in FY2014.

An overview of South32's portfolio is set out in Diagram (ii). Further information on South32 is set out in Section 6 of this document.

Diagram (ii): South32's portfolio


Business
Offices
Global marketing centre
Singapore
Regional head office
Global shared services
Johannesburg
South Africa Energy Coal
Mozal Aluminium
South Africa Manganese (Hotazel)
South Africa Aluminium
South Africa Manganese (Metalloys)
Australia Manganese (GEMCO)
Head office
Regional head office
Perth
Cannington
Worsley Alumina
Illawarra Metallurgical Coal
Australia Manganese (TEMCO)
Cerro Matoso
Brazil Aluminium
(Non-operated)

South32's head office will be in Perth, Australia. It will operate two regional hubs for its operations, one in Perth, Australia, which will be co-located with the South32 head office, and one in Johannesburg, South Africa.

Selected pro forma financial information on South32

Summary pro forma financial information on South32 is set out in Table (ii).

Table (ii): South32 summary pro forma financial information

Summary pro forma financial information (US$M)	H1 FY2015	FY2014	FY2013	FY2012
Revenue	4,089	8,344	9,926	11,683
Profit/(loss) from operations	724	337	(1,386)	1,845
Profit/(loss) after taxation	306	103	(1,564)[2]	1,270
Cash generated from operations	929	1,419	1,647	2,530
Underlying EBITDA	1,065	1,483	1,611	2,483
Underlying EBIT	648	660	763	1,677
Underlying Earnings	442	446	518	1,131
Underlying basic earnings per share (US cents)	8.30	8.38	9.73	21.24

Further details on South32's pro forma financial performance and financial position after the Demerger are set out in Section 6.7.

2 South32 recognised an impairment of assets at Worsley of US$1,631 million (net of tax) and at Cerro Matoso of US$35 million (net of tax) in FY2013.

12
BHP BILLITON SHAREHOLDER CIRCULAR

7 Overview of South32 continued
Strategy
South32 intends to maximise value for shareholders through its portfolio of high-quality diversified mining assets. It will seek to deliver a safe, lean, responsible and predictable operating performance while managing its capital in a disciplined way. South32 intends to meet these objectives by pursuing the following strategic priorities:
establish a distinctive, powerful culture and identity;
enhance environmental, health, safety and social programs;
embed an efficient operating model that is aggregated at the regional level;
reduce costs and improve productivity;
create strong alignment with investors;
develop and pursue investment opportunities;
continually seek to optimise the portfolio.
Further detail on South32’s strategy is included in Section 6.3.
Governance
The nominated South32 Directors are experienced and respected directors with a diverse range of skills, background and expertise led by David Crawford as Chairman, Keith Rumble as an Independent Non-executive Director and Xolani Mkhwanazi as a Non-executive Director. South32 intends to appoint additional Non-executive Directors in time.
The South32 Directors will be supported by a strong and experienced management team led by Graham Kerr as Chief Executive Officer and Executive Director. Brendan Harris will be the Chief Financial Officer. Nicole Duncan will be the Chief Legal Officer and Company Secretary, Mike Fraser will be the President and Chief Operating Officer, Africa and Ricus Grimbeek will be the President and Chief Operating Officer, Australia. South32’s management team will also include current senior employees of BHP Billiton who have responsibility for certain South32 Businesses, ensuring continuity and knowledge in relation to those businesses.
Dividends
The South32 dividend policy will be determined by the South32 Board at its discretion, having regard to South32’s first two priorities for cash flow, being a commitment to maintain safe and reliable operations and an intention to maintain an investment grade credit rating through the cycle.
South32 intends to distribute a minimum of 40 per cent of Underlying Earnings as dividends to its shareholders following each six month reporting period. Consistent with South32’s priorities for cash flow and commitment to maximise total shareholder returns, other alternatives including special dividends, share buy-backs and high return investment opportunities will compete for excess capital.
South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which a dividend can be franked will depend on South32’s franking account balance (which immediately following the Demerger will be nil) and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the Demerger. The timing of South32’s Australian income tax payments may also impact its capacity to frank any dividend declared for the half year ending 31 December 2015. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any), as these will depend on future events and circumstances.
South32 does not intend to pay a dividend for the period ending 30 June 2015, which will conclude only one month after the implementation of the Demerger.
8 Shareholders holding 10,000 BHP Billiton Shares or less
Eligible Shareholders with a registered address in Australia, the United Kingdom, South Africa, Alderney, Canada, Chile, Guernsey, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand and Swaziland who are not acting for the account or benefit of persons in the United States and who hold 10,000 BHP Billiton Shares or less in aggregate as at the applicable Record Dates may elect to have all the South32 Shares that they receive transferred to BHP Billiton Limited and sold by the Sale Agent and the proceeds remitted to them in the period following the Demerger.
Eligible Shareholders who may wish to have their South32 Shares transferred to BHP Billiton Limited and sold by the Sale Agent should carefully read the further information set out in Section 7.12.

BHP BILLITON SHAREHOLDER CIRCULAR

Summary of Demerger
9 Risk factors
Shareholders should carefully consider the risk factors relating to the Demerger, BHP Billiton and South32 as set out in Sections 4.4,
5.6 and 6.8 of this document, along with all other information set out in this document. If any, or a combination, of these risks actually occur, the market price for BHP Billiton Shares and/or South32 Shares may decline.
10 Taxation
A guide to the general tax consequences of the Demerger for:
BHP Billiton Limited Shareholders who are resident in Australia, the United Kingdom, New Zealand or the United States for tax purposes;
BHP Billiton Plc Shareholders who are resident in the United Kingdom, South Africa or the United States for tax purposes, is set out in Section 8.
Shareholders should read Section 8 of this document. If they are in any doubt as to their tax position, they should contact their professional adviser immediately.
11 Ineligible Overseas Shareholders
All BHP Billiton Shareholders whose addresses are shown in the Share Register on the applicable Record Date as being in Australia, the United Kingdom, South Africa, the United States, Alderney, Canada, Chile, France, Guernsey, Hong Kong, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand, Singapore and Swaziland (or any other jurisdiction in which BHP Billiton reasonably believes that it is not prohibited or unduly onerous or impractical to transfer or distribute South32 Shares to Shareholders) will receive South32 Shares (Eligible Shareholders).
Shareholders with registered addresses outside of these jurisdictions (Ineligible Overseas Shareholders) will not be eligible to receive South32 Shares. Those South32 Shares to which Ineligible Overseas Shareholders would otherwise be entitled will be transferred to the Sale Agent and sold on the ASX, with the proceeds remitted to them free from any brokerage costs and stamp duty. For further information, see Section 7.4(b).
12 Shareholder Meetings
Approval for the Demerger is being sought from Shareholders. While not required by applicable law or listing rules, BHP Billiton is nevertheless seeking this approval on the basis that seeking Shareholder approval is consistent with the practice ordinarily followed for demergers in Australia.
Attached to this document is a notice convening the Shareholder Meeting of:
BHP Billiton Limited Shareholders to vote on the Demerger Resolution, which will be held at 4:30pm (AWST) on 6 May 2015 at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia; or
BHP Billiton Plc Shareholders to vote on the Demerger Resolution, which will be held at 9:30am (BST) on 6 May 2015 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London.
The Shareholder Meetings will be conducted simultaneously and connected via video link.
For the Demerger to proceed, the Demerger Resolution must be approved by an ordinary resolution of BHP Billiton Shareholders voting on a joint electorate basis.
13 Trading in South32 Shares
If the Demerger proceeds, BHP Billiton Shares will cease trading with an entitlement to South32 Shares from the end of 15 May 2015 on the ASX, LSE and JSE. Until this date, BHP Billiton Shares will trade with an entitlement to South32 Shares. It is expected that South32 Shares will then commence trading on a deferred settlement basis on the ASX, normal settlement basis on the JSE and on a when-issued basis on the LSE on 18 May 2015.

BHP BILLITON SHAREHOLDER CIRCULAR

14 Independent Expert’s opinion
BHP Billiton has engaged the Independent Expert to prepare a report on whether the Demerger is in the best interests of BHP Billiton Shareholders and whether the Demerger Dividend materially prejudices the ability of BHP Billiton to pay its creditors. The provision of such a report is customary for Australian demergers and the report is intended to assist Shareholders in making an informed voting decision on the Demerger proposal. The Independent Expert is Grant Samuel & Associates Pty Limited, an independent corporate advisory group that is a recognised market leader in the preparation of such independent expert’s reports in Australia.
The Independent Expert has concluded that the Demerger is in the best interests of Shareholders, and that the Demerger Dividend will not materially prejudice BHP Billiton’s ability to pay its creditors.
A concise version of the Independent Expert’s Report is contained in Section 10 of this document.
A copy of the full version of the Independent Expert’s Report can be obtained free of charge by calling the Shareholder Information Line or from the BHP Billiton website at www.bhpbilliton.com/demerger.
15 Board recommendation
The Board has considered the financial advice referred to below and undertaken its own assessment of the Demerger. The Board considers the Demerger to be in the best interests of BHP Billiton Shareholders as a whole and accordingly unanimously recommends that you vote in favour of the Demerger Resolution. Each of the BHP Billiton Directors intends to vote any BHP Billiton Shares that they own or control in favour of the Demerger Resolution. These amount to 93,125 BHP Billiton Limited ordinary shares and 460,214 BHP Billiton Plc ordinary shares in aggregate, representing 0.01 per cent of the combined issued ordinary share capital of BHP Billiton.
Each Director (and each member of BHP Billiton’s Group Management Committee) also intends to retain the South32 Shares which they receive under the Demerger for a period of at least 12 months after the Demerger.
BHP Billiton has engaged Goldman Sachs as lead financial adviser and UBS as financial adviser and JSE transaction sponsor in relation to the Demerger. The Board has also received independent financial advice from Gresham Advisory Partners Limited, Investec Bank Limited and Simon Robertson Associates LLP. In giving their advice, the financial advisers have relied on the commercial assessment of BHP Billiton in relation to matters including, but not limited to, the business plans for each of South32 and BHP Billiton and the impact of separating the assets in South32 from BHP Billiton.
16 Action to be taken in respect of the Shareholder Meetings
The Board encourages Shareholders to vote. By voting, Shareholders will be involved in the future of BHP Billiton. Shareholders can vote by:
attending the relevant Shareholder Meeting and voting in person;
appointing an attorney, or in the case of corporate shareholders, a corporate representative, to attend and vote; or
appointing a proxy to attend and vote on your behalf.
A Proxy Form is enclosed with this document for use in connection with the relevant Shareholder Meeting. Shareholders are encouraged to read the instructions, and further details on how to vote on the Demerger Resolution as set out in Section 2 of this document.
17 Further information
Shareholders’ attention is drawn to the further information set out in this document and are advised to read the whole of this document and not just rely on this summary.
Any Shareholder requiring assistance in understanding the matters raised in this document may call the Shareholder Information Line.
For legal reasons, the Shareholder Information Line will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice.

BHP BILLITON SHAREHOLDER CIRCULAR

1
Expected timetable of principal events

BHP BILLITON SHAREHOLDER CIRCULAR

Table 1.1: Expected timetable

Event	Indicative date	Applicable time zone
Last date on which voting instructions from BHP Billiton ADS Holders must be received by the applicable BHP Billiton ADS Depositary	28 April 2015	EDT
Last time and date on which BHP Billiton Plc Proxy Forms for the Shareholder Meeting must be received	4 May 2015 9:30am 10:30am	 BST SAST
Last time and date on which BHP Billiton Limited Proxy Forms for the Shareholder Meeting must be received	4 May 2015 4:30pm 6:30pm	 AWST AEST
BHP Billiton Shareholder Meetings in Perth and London	6 May 2015 9:30am 4:30pm	 BST AWST
Last date on which BHP Billiton Shares trade on the ASX, LSE and JSE with an entitlement to South32 Shares, and last date on which BHP Billiton ADSs trade on the NYSE with an entitlement to South32 ADSs	15 May 2015	All
Last date on which BHP Billiton Plc Shareholders may transfer shares between the United Kingdom and South African registers	15 May 2015	BST
South32 Shares commence trading on the ASX on a deferred settlement basis, on the LSE on a when-issued basis and on the JSE on a normal settlement basis, and South32 ADSs commence trading over-the-counter on a when-issued basis	18 May 2015	All
Dematerialisation and rematerialisation suspended for South African Shareholders	18 May 2015	SAST
Date for determining entitlements to South32 Shares of BHP Billiton Plc Shareholders (excluding BHP Billiton Plc Dematerialised Shareholders) under the Demerger (**Plc Record Date**)	19 May 2015	BST
Date for determining holders of BHP Billiton ADSs entitled to receive South32 ADSs (**ADS Distribution Record Date**)	20 May 2015	EDT
Date for determining entitlements to South32 Shares of BHP Billiton Limited Shareholders under the Demerger (**Limited Record Date**)	20 May 2015	AEST
Last time and date on which: • Sale Facility Forms (for Small Shareholders who hold BHP Billiton Limited Shares); • register issuance requests (for Eligible Limited Shareholders who do not want to receive the distribution on their default regional register), must be received	20 May 2015 5:00pm	 AEST
Last time and date on which: • Sale Facility Forms (for Small Shareholders who hold BHP Billiton Plc Shares, including South African Small Shareholders); • register issuance requests (for Eligible Plc Shareholders, except for South African Shareholders, who do not want to receive the distribution on their default regional register), must be received	22 May 2015 Holders on the United Kingdom register in certificated form and in CREST 1:00pm Holders on the South African branch register 12:00pm BHP Billiton Plc Dematerialised Shareholders 1:00pm	 BST SAST SAST

17
BHP BILLITON SHAREHOLDER CIRCULAR

1 Expected timetable of principal events
Event
Indicative date
Applicable time zone
Date for determining entitlements to South32 Shares of BHP Billiton Plc Dematerialised Shareholders under the Demerger (JSE Record Date)
22 May 2015
SAST
Transfer of South32 Shares to Eligible Limited Shareholders
(BHP Billiton Limited Distribution Date)
24 May 2015
AEST
Transfer of South32 Shares to Eligible Plc Shareholders
(BHP Billiton Plc Distribution Date)
25 May 2015
AEST
Dematerialisations and rematerialisations for BHP Billiton Plc Dematerialised Shareholders or Shareholders on the South African branch register, and transfers between the BHP Billiton United Kingdom and South African registers, recommence
25 May 2015
SAST
Commencement of normal trading of South32 Shares on the LSE
26 May 2015
BST
Distribution of South32 ADSs to BHP Billiton ADS Holders (ADS Distribution Date)
29 May 2015
EDT
South32 ADSs commence regular way trading in the over-the-counter market
1 June 2015
EDT
Commencement of normal trading of South32 Shares on the ASX
2 June 2015
AEST
All dates and times following the date of the Shareholder Meetings are indicative only and are subject to change. Any changes to the timetable will be announced through the ASX, LSE and JSE and will be notified on the BHP Billiton website at www.bhpbilliton.com/demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

2
What you need to do

BHP BILLITON SHAREHOLDER CIRCULAR

2 What you need to do
2.1 Read this document in full
You should read this document in full, including the advantages, disadvantages and risks of the Demerger and an investment in South32 as set out in this document, before making any decision on how to vote on the Demerger Resolution.
There are answers to questions you may have about the Demerger in Section 3.
2.2 Vote on the Demerger Resolution at the relevant Shareholder Meeting
How the vote on the Demerger Resolution works
The Demerger Resolution is a joint electorate matter. Voting on the Demerger Resolution works as follows:
if you vote at the BHP Billiton Limited Shareholder Meeting (to be held in Perth on 6 May 2015) an equivalent vote will be cast on the corresponding resolution at the BHP Billiton Plc Shareholder Meeting;
if you vote at the BHP Billiton Plc Shareholder Meeting (to be held in London on 6 May 2015) an equivalent vote will be cast on the corresponding resolution at the BHP Billiton Limited Shareholder Meeting;
the Demerger Resolution will only be passed if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast.
How to cast your vote on the Demerger Resolution
Shareholders may vote on the Demerger Resolution by attending the relevant Shareholder Meeting and voting in person, or by appointing an attorney or a corporate representative to attend and vote, or by appointing a proxy to attend and vote on their behalf. Separate voting procedures apply to BHP Billiton ADS Holders.
Voting on the Demerger Resolution at the Shareholder Meetings will be conducted in substantially the same manner as voting at BHP Billiton’s Annual General Meetings.
Shareholders and BHP Billiton ADS Holders are advised to take care to ensure that they follow the correct voting procedures:
BHP Billiton Limited Shareholders should refer to the voting instructions in the BHP Billiton Limited Notice of Meeting;
BHP Billiton Plc Shareholders should refer to the voting instructions in the BHP Billiton Plc Notice of Meeting;
BHP Billiton ADS Holders should refer to the voting instructions in Section 7.4(c).
2.3 Choose whether to keep or sell the South32 Shares you will receive
An Eligible Shareholder with a registered address in Australia, the United Kingdom, South Africa, Alderney, Canada, Chile, Guernsey, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand or Swaziland who is not acting for the account or benefit of persons in the United States and who holds 10,000 BHP Billiton Shares or less in aggregate as at the applicable Record Dates, may elect to have all the South32 Shares that it receives transferred to BHP Billiton Limited and sold by the Sale Agent and the proceeds remitted to them in the period following the Demerger.
Eligible Shareholders who may wish to have their South32 Shares transferred to BHP Billiton Limited and sold by the Sale Agent should carefully read the further information set out in Section 7.12.
2.4 If you are an Ineligible Overseas Shareholder
If you are an Ineligible Overseas Shareholder, you will not receive South32 Shares but will instead receive the proceeds from the sale of the South32 Shares which you would otherwise have received, free of any brokerage costs or stamp duty. To determine if you are an Ineligible Overseas Shareholder and for further information regarding your ability to participate in the Demerger if you are an Ineligible Overseas Shareholder see Section 7.4(b).

BHP BILLITON SHAREHOLDER CIRCULAR

2.5 Decide if you want your South32 Shares issued on another register
Section 7.4(a) explains how Eligible Shareholders will receive their entitlement to South32 Shares. The arrangements will differ, depending on how they currently hold their BHP Billiton Shares. Eligible Shareholders (other than South African Shareholders) may, however, elect to have their South32 Shares delivered in a different way (so that they can trade their South32 Shares on a different stock exchange from the one on which their BHP Billiton Shares are tradable). This is explained in Section 7.5. However, Eligible Shareholders who wish to receive their South32 Share entitlements in the way described in Section 7.4(a) need take no action.
2.6 Shareholder Information Line and BHP Billiton website
If you have any additional questions in relation to this document or the Demerger, please call the Shareholder Information Line on:
BHP Billiton Limited Shareholders
1300 582 743 (within Australia) on weekdays between 8:30am and 7:30pm (AEST/AEDT);
+61 3 9415 4808 (international) on weekdays between 8:30am and 7:30pm (AEST/AEDT).
BHP Billiton Plc Shareholders
UK register
0844 472 7001 (within the United Kingdom) on weekdays between 8:30am and 5:30pm (GMT/BST);
+44 844 472 7001 (international) on weekdays between 8:30am and 5:30pm (GMT/BST).
South African registers
086 1100 634 (within South Africa) on weekdays between 8:00am and 4:30pm (SAST);
+27 11 870 8216 (international) on weekdays between 8:00am and 4:30pm (SAST).
BHP Billiton ADS Holders
877 248 4237 (within the United States) on weekdays between 8:30am and 6:00pm (EST/EDT);
+1 781 575 4555 (international) on weekdays between 8:30am and 6:00pm (EST/EDT).
For legal reasons, the Shareholder Information Line will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser. For further information, please visit the BHP Billiton website at www.bhpbilliton.com/demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

3 Frequently asked questions

BHP BILLITON SHAREHOLDER CIRCULAR

Table 3.1: Frequently asked questions
Question Answer
Demerger
What is the Demerger?
The Demerger will result in the formation of an independent listed company, South32, with a portfolio of assets producing alumina, aluminium, coal, manganese, nickel, silver, lead and zinc. South32 will apply to be admitted to trading on the ASX, JSE and LSE and have an over-the-counter ADS program.
Shareholders will retain their BHP Billiton Shares and, if the Demerger Resolution is approved and other conditions to the Demerger are satisfied or waived, Eligible Shareholders will be entitled to receive one South32 Share for each BHP Billiton Share held at the applicable Record Date. BHP Billiton ADS Holders will receive 0.4 South32 ADSs for each BHP Billiton ADS held at the ADS Distribution Record Date (each South32 ADS representing five South32 Shares). Eligible Shareholders and BHP Billiton ADS Holders will not need to take any action or pay any cash to receive South32 Shares or South32 ADSs. Ineligible Overseas Shareholders will not need to take any action to receive the proceeds of sale of the South32 Shares to which they would otherwise have been entitled.
Why has the Demerger been proposed by the BHP Billiton Board?
The decision to pursue the Demerger follows an assessment of the assets in BHP Billiton’s portfolio to determine their fit with BHP Billiton’s strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
The review indicated that BHP Billiton’s portfolio has evolved into two distinct businesses: its large, long-life petroleum, copper, iron ore and coal (‘four pillars’) together with potash as a potential fifth pillar; and a set of high quality alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets that do not have resource endowments of the same scale. The Board determined that separating these distinct businesses would materially simplify the BHP Billiton portfolio in a single step and provide the assets to be held by South32 with the best opportunity to realise their potential. Following the Demerger, BHP Billiton will have a more focused portfolio of large-scale operated assets which exhibit a greater proportion of common characteristics with a smaller geographical spread. This will facilitate BHP Billiton streamlining its organisational model by aggregating functional support for its operations in Coal and Copper and increasing utilisation of global shared service centres.
A number of alternatives for separating the South32 Businesses and simplifying BHP Billiton’s portfolio were assessed. The Board concluded that the Demerger is likely to realise more value for Shareholders than other options currently available for achieving simplification, taking into account certainty of outcome, associated costs, time to implement and risks associated with third party approvals.
Under the Demerger, Eligible Shareholders who retain their South32 Shares will also retain their exposure to the South32 Businesses and the commodity markets that relate to South32’s operations, and will benefit from any potential improvement in those commodity markets.
What are the key advantages of the Demerger?
The key advantages of the Demerger are summarised in the Summary of Demerger on pages 7 and 8 and discussed in detail in Section 4.
What are the key disadvantages and risks of the Demerger?
The key disadvantages and risks of the Demerger are summarised in the Summary of Demerger on pages 8 and 9 and discussed in detail in Section 4.

BHP BILLITON SHAREHOLDER CIRCULAR

3 Frequently asked questions
Question Answer
Demerger continued
How does the Board recommend I vote?
The Board recommends that you vote in favour of the Demerger Resolution to be considered at the Shareholder Meetings.
Each BHP Billiton Director intends to vote any BHP Billiton Shares that he/she owns or controls in favour of the Demerger Resolution.
Each Director (and each member of BHP Billiton’s Group Management Committee) also intends to retain the South32 Shares which he/she receives under the Demerger for a period of at least 12 months after the Demerger.
What is the Independent Expert’s opinion on the Demerger?
The Independent Expert has concluded that the Demerger is in the best interests of BHP Billiton Shareholders and will not materially prejudice BHP Billiton’s ability to pay its creditors.
A concise version of the Independent Expert’s Report is contained in Section 10.
What are the key steps and conditions to implement the Demerger?
The key remaining steps to implement the Demerger are:
approval of the Demerger Resolution by Shareholders at the Shareholder Meetings;
the Board declares the Demerger Dividend;
satisfaction or waiver of all conditions to the Demerger, as set out in Section 7.1;
receipt by Eligible Shareholders of shares in South32 by way of the Demerger Dividend.
What happens if the Demerger does not proceed?
If the Demerger does not proceed:
South32 will continue to operate within the BHP Billiton Group;
Eligible Shareholders will not receive South32 Shares;
the advantages of the Demerger described in Section 4.2 may not be realised, and the disadvantages and risks of the Demerger described in Sections 4.3 and 4.4 may not arise (except for the incurrence of certain costs, as described in Section 4.3(b)).
If the Demerger does not proceed, BHP Billiton Directors and management may consider alternatives to the Demerger for the South32 Businesses.
Shareholder participation
Which Shareholders are eligible to participate in the Demerger?
Shareholders whose registered address at the applicable Record Date is in Australia, the United Kingdom, South Africa, the United States or the other countries referred to in Section 7.4(a) are Eligible Shareholders and will receive South32 Shares.
All other Shareholders are Ineligible Overseas Shareholders and will not receive
South32 Shares and should refer to Section 7.4(b) for further information.
What will Shareholders receive if the Demerger proceeds? Eligible Shareholders will receive one South32 Share for each BHP Billiton Share they hold at the applicable Record Date. The form of confirmation each Eligible Shareholder will receive will depend on the manner in which it holds its BHP Billiton Shares.
See Section 7.5 for further information.
In the case of Selling Shareholders (being Small Shareholders who elect to sell their South32 Shares through the Sale Facility), these South32 Shares will be sold and the proceeds from the sale remitted to them.
Ineligible Overseas Shareholders will not be eligible to receive South32 Shares. South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled will be transferred to the Sale Agent to be sold and the proceeds from the sale remitted to them. See Sections 2.4 and 7.4 for further information.

BHP BILLITON SHAREHOLDER CIRCULAR

Question Answer
Shareholder participation continued Can I choose to keep or sell the South32 Shares I receive? If you hold more than 10,000 BHP Billiton Shares at the applicable Record Date, you are not eligible to participate in the Sale Facility. You may not elect to receive cash instead of South32 Shares. Once South32 Shares commence trading, you may sell your South32 Shares in the normal course. See Section 7.11 for further information in relation to trading in South32 Shares. Depending on how you hold your BHP Billiton Shares, the process for trading South32 Shares may differ.
However, if you are a Shareholder:
with a registered address in Australia, the United Kingdom, South Africa, Alderney, Canada, Chile, Guernsey, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand or Swaziland who is not acting for the account or benefit of persons in the United States and hold 10,000 BHP Billiton Shares or less in aggregate as at the applicable Record Dates, you may elect to have all the South32 Shares that you receive under the Demerger transferred to BHP Billiton Limited and sold on the ASX by the Sale Agent and the proceeds remitted to you, free of any brokerage costs or stamp duty; or
an Ineligible Overseas Shareholder on the applicable Record Date, the South32 Shares to which you would otherwise have been entitled under the Demerger will automatically be sold on the ASX by the Sale Agent with the proceeds remitted to you, free of any brokerage costs or stamp duty.
What is the impact of the Demerger on my BHP Billiton shareholding?
The number of BHP Billiton Shares you hold will not change as a result of the Demerger.
Why will certain BHP Billiton Plc Shareholders who hold their shares in CREST receive South32 Depositary Interests (South32 DIs)? South32 is applying to have its shares admitted to trading on the LSE, which is expected to assist shareholders to trade their South32 Shares. To qualify for admission for trading on the LSE, South32 Shares must be eligible for electronic settlement in CREST. Only the shares of United Kingdom and Irish companies can be settled in CREST. As South32 is an Australian company, it has made arrangements with Computershare for South32 DIs to be issued so that shareholders who currently hold their BHP Billiton Plc Shares in CREST will receive a South32 DI which is a security that can be settled in CREST and traded on the LSE. A holder of a South32 DI will be able to exercise the same rights as a holder of a South32 Share. For more information, see Section 7.8.
Why will BHP Billiton Plc Certificated Shareholders have their South32 DIs held for them by the UK Nominee?
As BHP Billiton Plc Certificated Shareholders do not have CREST accounts, the South32 DIs they are entitled to need to be held by a CREST member on their behalf. South32 has made arrangements for Computershare to hold South32 DIs on behalf of BHP Billiton Plc Certificated Shareholders under the Corporate Sponsored Nominee (CSN) Facility. BHP Billiton Plc Certificated Shareholders whose South32 DI are held in this way will be able to exercise the same rights as a holder of a South32 Share. For more information, see Section 7.9. (BHP Billiton Plc Certificated Shareholders on the South African branch register will not be issued DIs and will receive South32 share certificates registered on the South32 South African branch register.)
Why is the Register Election not available to South African Shareholders? South African Exchange Control Regulations prevent South African Shareholders from utilising the Register Election process prior to the distribution of South32 Shares.
After the distribution of the South32 Shares, South African Shareholders will be able to request to have their South32 Shares moved to another register, subject to obtaining prior approval of the FinSurv Department, by contacting Computershare’s Global Transaction team.

BHP BILLITON SHAREHOLDER CIRCULAR

3 Frequently asked questions
Question Answer
Shareholder participation continued
Are BHP Billiton ADS Holders eligible to participate in the Demerger? BHP Billiton ADS Holders will receive 0.4 South32 ADSs, which will trade over-the-counter, for each BHP Billiton ADS held as at the ADS Distribution Record Date. Both the BHP Billiton Limited ADS Depositary and the BHP Billiton Plc ADS Depositary will deliver the South32 Shares they receive pursuant to the Demerger to the South32 ADS Depositary, which will deliver South32 ADSs to the BHP Billiton ADS Holders entitled to them.
No fractional South32 ADSs will be distributed. The BHP Billiton ADS Depositaries will aggregate and sell all fractional entitlements and will distribute the net cash proceeds (after deduction of broker’s commission and taxes) to the BHP Billiton ADS Holders with fractional entitlements.
In connection with receiving South32 ADSs, BHP Billiton ADS Holders will be charged, have deducted or be required to pay any applicable fees and expenses of the BHP Billiton ADS Depositaries and any applicable taxes and other governmental charges.
BHP Billiton ADS Holders should see Section 7.4(c) for further information.
BHP Billiton after the Demerger
What will be BHP Billiton’s strategy after the Demerger? After the Demerger, BHP Billiton will continue to be one of the largest diversified global resources companies. BHP Billiton will continue to be headquartered in Melbourne, Australia. BHP Billiton will maintain its DLC structure, including its listings on the ASX, UKLA Official List and JSE, and its NYSE listed ADS program.
BHP Billiton’s strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, market and geography will not change as a result of the Demerger.
Who will be on the BHP Billiton Board after the Demerger? David Crawford has retired from the BHP Billiton Board and it is intended that Keith Rumble will become an Independent Non-executive Director of South32 and will retire from the BHP Billiton Board at or around the time of the Shareholder vote on the Demerger Resolution. There will be no other changes to the BHP Billiton Board in connection with the Demerger.
Will there be changes to BHP Billiton’s Group Management Committee as a result of the Demerger? Peter Beaven has become the Chief Financial Officer of BHP Billiton, as Graham Kerr, previously the Chief Financial Officer of BHP Billiton, will become Chief Executive Officer and an Executive Director of South32.
Athalie Williams has become the President, Human Resources of BHP Billiton to replace Mike Fraser, who will become the President and Chief Operating Officer, Africa of South32.
What will be the impact of the Demerger on BHP Billiton’s dividends? What will the BHP Billiton share price be after the Demerger? BHP Billiton does not plan to rebase its dividend as a result of the Demerger. In addition, BHP Billiton will maintain its progressive dividend policy, under which it will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each financial half year. There is no certainty as to the price of BHP Billiton Shares after the Demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

Question Answer
South32 after the Demerger
What is South32? South32 is currently a wholly owned direct subsidiary of BHP Billiton Limited. South32 will be a globally diversified metals and mining company with a portfolio of high quality assets producing alumina, aluminium, coal, manganese, nickel, silver, lead and zinc.
Where will South32 be listed? South32 intends to maintain a primary listing on the ASX. South32 also intends to seek a secondary listing on the JSE and a standard listing on the LSE.
South32 will establish an ADS program, and holders of BHP Billiton Limited and BHP Billiton Plc ADSs will receive South32 ADSs under the Demerger, but the South32 ADSs will not be listed on the NYSE or any other US securities exchange and will trade over-the-counter.
What will be the South32 share price? There is no certainty as to the price of South32 Shares after the Demerger.
What will be South32’s strategic priorities after the Demerger? South32’s strategic priorities are set out in Section 6.3. The South32 Board intends to focus on these strategic priorities following the Demerger. The future strategy of South32 will, however, ultimately be a matter for the South32 Board and senior management to develop over time, and is subject to change.
What will be South32’s dividend policy? The South32 dividend policy will be determined by the South32 Board at its discretion, having regard to South32’s first two priorities for cash flow, being a commitment to maintain safe and reliable operations and an intention to maintain an investment grade credit rating through the cycle.
South32 intends to distribute a minimum of 40 per cent of Underlying Earnings as dividends to its shareholders following each six month reporting period. Consistent with South32’s priorities for cash flow and commitment to maximise total shareholder returns, other alternatives including special dividends, share buy-backs and high return investment opportunities, will compete for excess capital.
South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which a dividend can be franked will depend on South32’s franking account balance (which immediately following the Demerger will be nil) and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the Demerger. The timing of South32’s Australian income tax payments may also impact its capacity to frank any dividend declared for the half year ending 31 December 2015.
No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any), as these will depend on future events and circumstances.
South32 does not intend to pay a dividend for the period ending 30 June 2015, which will conclude only one month after the implementation of the Demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

3 Frequently asked questions
Question
Answer
South32 after the Demerger continued What will be South32’s capital structure?
On implementation of the Demerger, South32 is expected to have net debt of US$674 million, including finance leases (based on pro forma net debt as at 31 December 2014). South32 will have a committed US$1.5 billion credit facility from a syndicate of international banks. See Section 6.7 for further details.
South32 will target an investment grade credit rating throughout the cycle, with financial policies in place to safeguard its balance sheet strength and flexibility.
Who will be on the South32 Board after the Demerger?
The South32 Board will include the following persons from the ASX Listing Date:
David Crawford – Chairman and Independent Non-executive Director;
Graham Kerr – Chief Executive Officer and Executive Director;
Keith Rumble – Independent Non-executive Director;
Xolani Mkhwanazi – Non-executive Director.
South32 intends to appoint additional Non-executive Directors in time.
What are the risks of holding South32 Shares?
South32 will be subject to a range of risks in respect of its activities and interests which may adversely affect the future operating or financial performance, prospects, investment returns or value of South32. Many of these risks are risks to which the assets that form the South32 business are already exposed, while others arise out of, or increase, as a result of the Demerger.
These risks are summarised in Section 6.8. BHP Billiton Shareholders should review these risks carefully before deciding how to vote in relation to the Demerger Resolution.
What will be South32’s relationship with BHP Billiton after the Demerger?
BHP Billiton will not own any shares in South32 after the Demerger save for any which it acquires, pending their sale, under the Sale Facility.
Certain contractual arrangements have been entered into between BHP Billiton Group and South32 Group in relation to the Demerger. See Section 7.13 for more information.
Voting on the Demerger
Who can vote at the
BHP Billiton Limited Shareholders who are registered on the BHP Billiton Limited
Shareholder Meetings?
Share Register at 7:00pm (AEST) or 5:00pm (AWST) on 4 May 2015 are entitled to vote on the Demerger Resolution.
BHP Billiton Plc Shareholders who are registered on the BHP Billiton Plc Share Register at 6:00pm (BST) on 4 May 2015 are entitled to vote on the Demerger Resolution.
If you are a holder of BHP Billiton ADSs on the ADS Voting Record Date, you are entitled to provide voting instructions to the applicable BHP Billiton ADS Depositary, which will endeavour (insofar as practicable and permitted under applicable law, the constitution of BHP Billiton Limited and Articles of Association of BHP Billiton Plc, as applicable, and the provisions of the ADS Deposit Agreement), to vote, or cause the applicable BHP Billiton ADS Depositary’s custodian to vote, the BHP Billiton Shares underlying the BHP Billiton ADSs in accordance with timely voting instructions from the ADS holders of such ADSs.
What is the voting threshold for the Demerger?
For the Demerger to proceed, the Demerger Resolution must be approved as an ordinary resolution of Shareholders voting on a joint electorate basis.
For further information on how joint electorate voting works, see Section 2.2 and the relevant Notice of Meeting.

BHP BILLITON SHAREHOLDER CIRCULAR

Question Answer
Voting on the Demerger continued
When and where are the Shareholder Meetings?
BHP Billiton Limited Shareholder Meeting
The meeting of BHP Billiton Limited Shareholders will be held at the Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia and begin at 4:30pm (AWST) on 6 May 2015, and will be held simultaneously with the BHP Billiton Plc Shareholder Meeting.
BHP Billiton Plc Shareholder Meeting
The meeting of BHP Billiton Plc Shareholders will be held at The Queen Elizabeth Conference Centre, Broad Sanctuary, Westminster, London and begin at 9:30am (BST) on 6 May 2015, and will be held simultaneously with the BHP Billiton Limited Shareholder Meeting.
The BHP Billiton Limited Shareholder Meeting and the BHP Billiton Plc Shareholder Meeting will be conducted simultaneously and connected via video link.
What if I do not vote at the Shareholder Meetings or if I vote against the Demerger Resolution? If Shareholders who support the Demerger do not vote, there is a risk the Demerger will not be approved. If you do not vote or vote against the relevant Demerger Resolution, but the Demerger Resolution is approved by the requisite majority of Shareholders, then, subject to the other conditions to the Demerger being satisfied or waived, the Demerger will be implemented and binding on all Shareholders, including those who did not vote or voted against the relevant Demerger Resolution.
Tax considerations
What are the taxation implications of the Demerger for BHP Billiton Shareholders? The taxation implications of the Demerger will depend on how you hold your BHP Billiton Shares and in which jurisdiction you are resident for tax purposes. Section 8 sets out information on the taxation implications for:
Australian, United States, United Kingdom and New Zealand tax resident BHP Billiton Limited Shareholders;
United Kingdom, South African and United States tax resident BHP Billiton Plc Shareholders.
No information is specifically provided in relation to Shareholders resident in other jurisdictions.
The information is expressed in general terms and does not constitute taxation advice in respect of the particular circumstances of any BHP Billiton Shareholder.
It is recommended that you seek your own specific taxation advice for your individual circumstances.
Other information
If you have further questions If you have any further questions, it is recommended that you: contact your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser;
visit the BHP Billiton website at www.bhpbilliton.com/demerger; or
call the Shareholder Information Line (details of which are provided in Section 2.6).

BHP BILLITON SHAREHOLDER CIRCULAR

4
Advantages, disadvantages, risks and other relevant considerations

BHP BILLITON SHAREHOLDER CIRCULAR

The BHP Billiton Directors believe that the advantages of the Demerger outweigh the disadvantages and risks. The BHP Billiton Directors recommend that you vote in favour of the Demerger Resolution. Each of the BHP Billiton Directors intends to vote any BHP Billiton Shares that he/she owns or controls in favour of the Demerger Resolution.
BHP Billiton Shareholders should carefully consider the following advantages, disadvantages and risks of the Demerger, as well as the potential risks associated with an investment in BHP Billiton (after the Demerger) set out in Section 5.6, the potential risks associated with an investment in South32 set out in Section 6.8, and the concise version of the Independent Expert’s Report contained in Section 10, in deciding whether or not to vote in favour of the Demerger Resolution.
4.1 Background and alternatives considered
BHP Billiton has been simplifying its portfolio for over a decade through individual asset sales. The decision to pursue a significant further simplification of BHP Billiton’s portfolio follows a review of the assets in BHP Billiton’s portfolio against its strategy of owning and operating large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market, to determine their fit with that highly successful strategy. The objective of that review was to ensure that value would continue to be maximised for Shareholders arising from the continued ownership by BHP Billiton of each of those assets. That review indicated that BHP Billiton’s portfolio had evolved into two distinct businesses and that separating certain of its alumina, aluminium, coal, manganese, nickel, silver, lead and zinc assets would both simplify BHP Billiton’s business and give the separated businesses the best opportunity to realise their potential.
A number of alternatives for separating the South32 Businesses and simplifying BHP Billiton’s portfolio were assessed. The Board concluded that the Demerger is likely to realise more value for Shareholders than other options currently available for achieving simplification, taking into account certainty of outcome, associated costs, time to implement and risks associated with third party approvals.
In reaching this conclusion, the BHP Billiton Board had regard to factors relevant to several alternative simplification approaches available to BHP Billiton, including the following:
a sale process or processes involving some or all of the South32 Businesses would result in cash proceeds being received and, for some assets, it is possible that attractive terms may be realised from trade buyers. However, a sale process or processes would likely involve a high degree of transaction uncertainty and increased execution costs compared to the Demerger, including as a result of pre-emptive rights in relation to certain assets and potential third party and regulatory approvals.
In addition, sales of assets to different buyers may be needed to maximise value. The price realised in one or more sale processes could be significantly affected by prevailing market conditions at the time of execution. A sale of some of South32’s Businesses to one or more third parties would also be likely to give rise to substantial additional tax costs compared to a demerger. Following the Demerger, the South32 Board will retain the flexibility to initiate transactions that it considers are in the interests of Shareholders;
an initial public offering would also result in cash proceeds being received. However, an initial public offering would also likely involve a high degree of transaction uncertainty. The proceeds realised in an initial public offering may also be significantly affected by prevailing market conditions at the time of execution and BHP Billiton may not be able to realise full underlying value for South32 through an initial public offering. An initial public offering would also be likely to give rise to substantial additional tax costs compared to the Demerger.
Unlike these alternatives, a demerger offers Eligible Shareholders the opportunity to make their own decisions regarding their continuing investment in either or both of BHP Billiton and South32. Eligible BHP Billiton Shareholders who retain their South32 Shares will also retain their exposure to South32’s Businesses and the commodity markets that relate to South32’s operations, and will benefit from any potential improvement in those commodity markets.
A range of corporate structures and stock exchange listings were considered for South32 in connection with a demerger, including a DLC structure. The structure of the Demerger was chosen having regard to the objectives of:
minimising transaction costs and required third party approvals;
establishing South32 with a corporate structure and stock exchange listings appropriate for the nature, location and scale of its assets and the composition of its shareholder base.

BHP BILLITON SHAREHOLDER CIRCULAR

4 Advantages, disadvantages, risks and other relevant considerations
4.2 Advantages of the Demerger
The advantages of the Demerger include the following:
(a) Separation will allow the pursuit of targeted strategies
BHP Billiton considers that its portfolio of assets has generally evolved into two distinct businesses:
the large, long-life assets comprised of its four pillars of Petroleum, Copper, Iron Ore and Coal and a potential fifth pillar, Potash;
a separate set of high-quality assets that do not have the same resource endowments as BHP Billiton’s core portfolio.
These businesses require different strategies and possess different investment opportunities. Separating these businesses allows the separate boards of directors and management teams to focus solely on their respective businesses, and also allows each business to pursue opportunities and develop strategies, capital structures, business processes and systems that are suited to their operations.
(b) A simpler BHP Billiton will be more focused and can reduce costs
BHP Billiton’s stated strategy is to focus on large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
The Demerger simplifies BHP Billiton’s portfolio to be more consistent with this strategy and is a significant step towards achieving BHP Billiton’s core portfolio which includes:
operations in eight countries (currently 13 countries);
19 assets in total (currently 41 assets);
12 operated assets (currently 30 operated assets).
Following the Demerger, BHP Billiton will have a more focused portfolio of large-scale operated assets which exhibit a greater proportion of common characteristics with a smaller geographical spread.
With a simpler portfolio, following the Demerger, BHP Billiton intends to streamline its organisational model by aggregating functional support for its operations in each of Coal and Copper and increasing utilisation of global shared service centres. (See Section 5 for further details regarding BHP Billiton’s strategy following the Demerger.) This streamlined organisational model is expected to result in a reduction in BHP Billiton’s functional costs of approximately US$100 million (pre-tax) per annum with 90 per cent of this saving achieved by the end of FY2017. One-off restructuring costs of approximately US$55 million (pre-tax) are expected to be incurred in connection with implementing the organisational changes described above. This saving is in addition to the reduction in costs resulting from the separation of the South32 Businesses.
In the longer term, following the simplification of its portfolio and streamlining of its organisational design, BHP Billiton believes it will be able to further focus on achieving substantial productivity benefits in addition to the US$4.0 billion per annum gains already targeted by the end of FY2017. With a more focused portfolio, BHP Billiton will be better positioned to further standardise the way it completes common tasks, and leverage technical expertise, intellectual property, and its existing common systems and processes to benchmark and improve operational activity. It will be able to increase its focus on extracting value from its core portfolio, which has multiple attractive, large-scale and long-term investment options.
The long-term benefits of simplification are multi-faceted and, by their nature, not possible to quantify, but BHP Billiton believes that the ongoing simplification of its portfolio has been and, in the years ahead, will continue to be, an important factor in achieving and sustaining productivity improvement and generating value from its portfolio.
(c) A standalone South32 can implement an operating model better suited to its assets
Following the Demerger, South32 will be able to retain those BHP Billiton systems and processes, and select new systems and processes, that are suited to the nature and scale of its operations.
As set out in Section 6.2, South32 intends to adopt a regional organisational structure. BHP Billiton’s organisational structure comprises the corporate group, business units, assets and operations and was developed to operate a complex and diversified portfolio of substantial scale and geographical spread. The regional organisational model involves combining the business units and assets into regional business units, which will reduce a layer of management. More authority will be devolved to regional business units, reducing the size of South32’s corporate centre and facilitating greater alignment with regional stakeholders. A regional organisational structure is considered appropriate for South32 because its operations are generally smaller scale and are more geographically concentrated than those of BHP Billiton.
While South32 is expected to incur additional corporate and financing costs following the Demerger of approximately US$60 million (pre-tax) per annum, relative to those incurred operating the South32 Businesses as part of the BHP Billiton Group (see Section 4.3(c)), BHP Billiton and South32 believe these additional overhead costs will be outweighed in the near-term by the ongoing savings generated by South32’s regional model. These savings are in addition to the simplification benefits BHP Billiton expects to generate after the Demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

4.2 Advantages of the Demerger continued
(d) South32 will be better positioned to pursue investment opportunities following the Demerger
In recent years, BHP Billiton’s investments have principally been in businesses aligned with its strategy of concentrating on the four pillars of Petroleum, Copper, Iron Ore and Coal and potential fifth pillar, Potash. The South32 Businesses have had to compete for growth capital with BHP Billiton’s other businesses and this has limited, to some extent, the ability of the businesses within South32 to pursue strategic opportunities.
As a separately listed company, South32’s investment decisions will be assessed without the need to consider competing demands for capital from BHP Billiton’s other businesses. Following the Demerger, even though South32 will be of smaller scale than BHP Billiton (and no longer have the financial support of BHP Billiton), it will be a substantial resources company by global standards and well positioned to pursue investments over time, given that it will have a strong balance sheet on Demerger. In addition, a number of value accretive investment options have been identified for South32, including projects at South Africa Energy Coal and Cannington.
See Section 6.3 for further details regarding South32’s strategy and the initiatives and opportunities it expects to pursue following the Demerger.
(e) BHP Billiton Shareholders will have greater investment options and ability to choose their level of investment in BHP Billiton and South32
The characteristics and asset profiles of BHP Billiton and South32 differ and may appeal to different types of investors. The combination of the BHP Billiton Businesses and South32 Businesses within a single group does not provide choice for investors who may value the flexibility to invest in one of the businesses, but not the other, or to invest in both businesses but in different proportions.
The Demerger will provide Eligible Shareholders with separate investments in two leading resources companies. Once South32 is separately listed, existing and future investors will generally have greater investment choice and the opportunity to manage their exposure to the different asset profiles of BHP Billiton and South32 respectively, according to their own investment objectives. For example, with South32 representing only six per cent 3 of BHP Billiton’s FY2014 Underlying EBITDA, the impact of improvements in South32’s key commodities, such as aluminium and manganese, on the earnings and cash flows of BHP Billiton is relatively small. Investors in South32 will have a much higher relative exposure to movements in the price of South32’s key commodities.
As discussed in Section 4.4(b), certain BHP Billiton Shareholders may not wish to, or may not be permitted to, hold South32 Shares and no assurance can be given in relation to the trading price of BHP Billiton Shares or South32 Shares following the Demerger.
(f) The Demerger enhances investor awareness and evaluation of BHP Billiton and South32 as separate companies
The Demerger will allow investors to independently and appropriately evaluate each of BHP Billiton and South32 and their respective underlying outlooks, performance, strategies and other business characteristics.
The current level of investor and analyst awareness of the South32 Businesses may be limited as a result of their relatively small contribution to BHP Billiton’s earnings. As a separate company with admission to trading on the ASX, JSE and LSE, South32 will directly make its own market disclosures and is expected to have research analyst coverage with a focus more appropriate to the South32 Businesses. This should increase investor awareness of the South32 Businesses.
Over time, this transparency is expected to facilitate better recognition of the value of South32.
3 Includes Group and unallocated items, third party product and statutory adjustments. Underlying EBITDA is reported net of the Group’s share of net finance costs and taxation of equity accounted investments.

BHP BILLITON SHAREHOLDER CIRCULAR

4 Advantages, disadvantages, risks and other relevant considerations
4.3 Disadvantages of the Demerger
The disadvantages of the Demerger include the following:
(a) BHP Billiton and South32 will each be less diversified than BHP Billiton pre-Demerger
Following the Demerger, BHP Billiton and South32 will be less diversified than BHP Billiton immediately prior to the Demerger. Equity and debt markets can experience extreme volatility at times and as separate listed entities, each of BHP Billiton and South32 may be more exposed to those fluctuations as a result of their reduced diversification.
However, BHP Billiton’s commodity exposure after the Demerger remains diversified, driven mainly by its energy and minerals mix, particularly its broad exposure to steelmaking raw materials, copper, energy and potentially agricultural markets. The earnings of South32’s Businesses represent only a small proportion of BHP Billiton’s overall earnings today and the South32 commodities are generally well correlated to BHP Billiton’s remaining commodities, so the reduced diversification arising from the separation of South32 is not seen as material to BHP Billiton.
Further information in relation to the diversification of BHP Billiton after the Demerger is set out in Section 5.3 and in relation to the diversification of South32 is set out in Section 6.4.
(b) Implementing the Demerger involves costs
If the Demerger is approved by Shareholders at the Shareholder Meetings, then total pre-tax one-off costs of US$464 million are expected to be incurred following the Shareholder Meetings in order to implement the Demerger. Including costs incurred to date, the total one-off costs of the Demerger are estimated to be approximately US$738 million 4 (US$641 million after tax). The total estimated one-off costs (on a pre-tax basis) fall into three categories:
execution costs of US$145 million, including financial adviser costs of US$30 million plus legal, tax and other adviser costs, costs associated with the listings of South32 and demerger implementation costs;
South32 set up and separation costs of US$254 million. These include costs associated with the establishment of South32’s information technology systems, global offices and workforce in preparation for South32 operating as an independent entity following the Demerger;
stamp duty and cash tax of US$339 million. These costs are attributable to assembling the relevant businesses and entities under South32 and in some cases arise as a consequence of BHP Billiton’s DLC structure. These costs do not include income tax expenses incurred by BHP Billiton arising from the assembling of the relevant businesses and entities, and the consequent resetting of their tax bases, which do not result in cash tax being payable. It should be noted that costs of this nature, and material additional tax costs, would also be likely to be associated with some other forms of separating South32’s businesses, such as trade sales or an initial public offering.
The execution costs, stamp duty and cash tax have been or will be paid by the BHP Billiton Group. Of the US$254 million South32 set up and separation costs, it is expected that approximately US$143 million (US$107 million after tax) will be paid by the BHP Billiton Group, with the remaining US$111 million (US$82 million after tax) paid by South32 following the Demerger. If the Demerger is not approved by Shareholders, then total one-off costs of US$30 million (US$25 million after tax) are expected to be incurred by the BHP Billiton Group following the Shareholder Meetings, including costs associated with the cancellation of agreements relating to the establishment of South32.
These costs are estimates, and the actual costs incurred may differ from these estimated costs, and the difference may be significant. The stamp duty and tax costs have been estimated based on BHP Billiton’s interpretation of the laws in force as at the date of this document and current information relevant to the value of certain South32 Businesses. Additional costs may be incurred by South32 in the process of becoming wholly independent of BHP Billiton following the Demerger and there will be costs associated with rolling out South32’s proposed regional organisational structure. These costs are uncertain and depend on future decisions of the South32 Board and management, and so are not included in the estimates.
(c) South32 will incur additional ongoing costs as a consequence of the Demerger
South32 is expected to incur additional corporate and financing costs of approximately US$60 million (pre-tax) per annum relative to those incurred operating the South32 Businesses as part of the BHP Billiton Group. These additional ongoing costs are attributable to South32 operating as a standalone listed company following the Demerger.
BHP Billiton and South32 believe that following the Demerger, ongoing cost savings can be implemented in the near-term in South32 (see Section 4.2(c)) due to South32’s regional organisational structure and the ability to tailor South32’s systems and processes to suit its portfolio of assets. The additional ongoing costs referred to above do not take account of these potential future savings which BHP Billiton and South32 believe will outweigh the additional ongoing costs in the near-term.
4 Includes US$48 million of capitalised costs.

BHP BILLITON SHAREHOLDER CIRCULAR

4.3 Disadvantages of the Demerger continued
(d) South32 will be smaller in scale than BHP Billiton following the Demerger
Following the Demerger, South32 will be an independent entity, with much smaller scale than that of BHP Billiton. This may result in South32 facing additional costs or risks compared to the position historically, including reduced access to, and less favourable terms in, any future financing facilities and different terms on which it procures goods or services.
Information about the financial performance and financial position of South32 is set out in Section 6.
(e) Some Shareholders will not be eligible to receive, or may be unable to retain, South32 Shares
Shareholders who are Ineligible Overseas Shareholders will not receive South32 Shares under the Demerger. South32 Shares that would otherwise be transferred to these Shareholders under the Demerger will be transferred to the Sale Agent to be sold, with the proceeds of such sale to be paid to the Ineligible Overseas Shareholders. Some Shareholders may not be permitted to retain their South32 Shares under the terms of their investment mandates or for similar reasons.
(f) There may be taxation implications
The Demerger may result in certain BHP Billiton Shareholders incurring taxation costs. Further information on taxation implications for certain Shareholders is set out in Section 8.
4.4 Risk factors
There are a number of risks associated with the Demerger, including:
(a) The Demerger may not complete
Completion of the Demerger is subject to the satisfaction or waiver of a number of conditions precedent including, among others, the passing of the Demerger Resolution by the Shareholders at the Shareholder Meetings. If the Shareholders do not approve the Demerger Resolution at the Shareholder Meetings or any of the other conditions precedent are not satisfied or waived, the Demerger will not proceed.
If implementation of the Demerger does not occur, then BHP Billiton may experience a delay in the execution of its strategic objectives, and may be unable to realise the benefits for Shareholders that the BHP Billiton Board believes will result from the Demerger. In these circumstances, BHP Billiton will have incurred costs that have already been incurred or committed, as detailed in Section 4.3(b), notwithstanding that the Demerger would not proceed.
(b) There can be no certainty about the share prices of BHP Billiton or South32
The BHP Billiton Directors are of the view that the Demerger will enhance value for BHP Billiton Shareholders over time; however, it is not possible to predict the market value of BHP Billiton Shares or South32 Shares following the Demerger. The share prices of BHP Billiton and South32 may be affected by a range of factors, including market sentiment, commodity prices and foreign exchange rates.
In addition, following the Demerger, some BHP Billiton Shareholders may not wish to hold South32 Shares (or may not be permitted to do so under the terms of their investment mandates), including because South32 will not qualify for inclusion in FTSE indices. Sales of this sort could create short term selling pressure on the South32 Shares. The sale of South32 Shares by the Sale Agent may also impact the trading price of South32 Shares.
However, it is expected that 100 per cent of the South32 Shares will qualify for inclusion in the S&P/ASX indices, although not all of the South32 Shares will initially be distributed to investors whose portfolios are benchmarked against those indices (a significant proportion of South32 Shares will be distributed to shareholders in BHP Billiton Plc). This means that the allocation of shares to shareholders who benchmark their portfolios against the S&P/ASX indices may be less than would be required for them to initially achieve an equivalent portfolio exposure to that benchmark, creating a relative underexposure to South32 in their portfolios. It is reasonable to expect that this underexposure may give rise to demand for South32 Shares, as would demand from shareholders who wish to increase their exposure to South32 for any other reason.
(c) The Demerger may fail to realise anticipated benefits
BHP Billiton or South32 may fail to realise any or all of the anticipated benefits of the Demerger, either in a timely manner or at all.
Some of the potential benefits of the Demerger may not be achieved as a result of circumstances outside the control of BHP Billiton or South32.

BHP BILLITON SHAREHOLDER CIRCULAR

4 Advantages, disadvantages, risks and other relevant considerations
4.4 Risk factors continued
(d) Not all third parties may provide their consent
The Demerger (or steps associated with the Demerger) may result in breaches or defaults under certain contracts to which BHP Billiton or South32 is a party, unless relevant counterparty consents are obtained. In addition, there are certain BHP Billiton Group-wide contracts relevant to South32’s operations, which BHP Billiton is seeking to assign to South32 or renegotiate so that there are separate contracts for BHP Billiton and South32. Finally, BHP Billiton has provided certain guarantees relating to obligations of South32 or its subsidiaries, for which it is seeking releases in connection with the Demerger.
Although BHP Billiton considers that all material contractual consents required to effect the Demerger have been obtained, there are a number of less material consents that have not been obtained as at the date of this Shareholder Circular. BHP Billiton continues to seek these consents, but not all counterparties may provide consent (and some counterparties may seek to alter the terms of the relevant contract, as a condition of providing consent). A failure to obtain these consents may result in breaches or defaults under contracts, or an inability to align contractual arrangements to BHP Billiton and South32 as independent entities.
(e) There is potential for delays, unexpected costs or other issues in establishing South32 as a standalone legal entity
As a subsidiary of BHP Billiton, South32 is currently supported by BHP Billiton’s corporate services infrastructure, including the provision of services relating to group accounting, treasury, taxation, superannuation, legal, insurance administration, information management, certain group purchasing and human resources.
As part of the implementation of the Demerger, South32 will replace these support services with its own internal capability, third party contracts and transitional service agreements as appropriate. During a transitional period of up to 12 months, South32 will be reliant on BHP Billiton for the provision of certain information management-related services (see Section 7.13(d)). It may take some time for South32 to procure the necessary resources and services and ensure that all processes are operating fully and efficiently. There is a risk that the establishment of these capabilities may take longer than expected or may involve greater costs than anticipated.
(f) There may be employee uncertainty
Certain BHP Billiton employees will be offered employment with South32. There is a risk that some of the employees will not accept their offer of employment and, accordingly, that South32 will be required to seek new employees. This may result in South32 failing to retain employees who have specialist knowledge of their functions after the Demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

5
Overview of BHP Billiton after the Demerger

BHP BILLITON SHAREHOLDER CIRCULAR

5 Overview of BHP Billiton after the Demerger

5.1 Overview of BHP Billiton after the Demerger

After the Demerger, BHP Billiton will continue to be one of the largest diversified global resources companies. BHP Billiton will continue to be headquartered in Melbourne, Australia and BHP Billiton will maintain its DLC structure, including its listings on the ASX, UKLA Official List and JSE and its NYSE listed ADS program.

BHP Billiton's strategy to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market will remain unchanged.

The Demerger simplifies BHP Billiton's portfolio from 41 to 29 assets and is a significant step towards achieving BHP Billiton's identified core portfolio of 19 assets across the four pillars of Petroleum, Copper, Iron Ore and Coal and potential fifth pillar, Potash. The core portfolio outlined below excludes exploration, appraisal and early stage development projects, and non-core assets.

Table 5.1: Core portfolio

Business	Asset description	Ownership
Petroleum	**Gulf of Mexico**	
	• Shenzi operated field	44%
	• Atlantis non-operated field	44%
	• Mad Dog non-operated field	23.9%
	Onshore US	<1–100%
	Eagle Ford, Permian, Haynesville and Fayetteville shale fields, located in the US states of Arkansas, Louisiana and Texas	
	Offshore Australia	
	• Pyrenees operated field	62%
	• Macedon operated field	71.43%
	• Bass Strait non-operated field	50%
	• North West Shelf non-operated field	8.3–16.7%
	Trinidad and Tobago	45%
	Angostura operated field	
Potash	**Jansen**	100%
	Greenfield potash project, located in South Saskatchewan, Canada	
Copper	**Escondida**	57.5%
	World's largest producer of copper, located in Chile	
	Pampa Norte	100%
	Spence and Cerro Colorado copper mines, located in Chile	
	Antamina	33.8%
	Joint venture interest in a copper and zinc mine, located in Peru	
	Olympic Dam	100%
	Major producer of copper and uranium, located in South Australia	
Iron Ore	**Western Australia Iron Ore (WAIO)**	85%
	Integrated system of mines, rail infrastructure and port facilities, located in the Pilbara region of northern Western Australia	
	Samarco	50%
	Joint venture interest in the Samarco operation, located in Brazil	
Coal	**Queensland Coal**	
	Metallurgical coal operations located in the Bowen Basin, Central Queensland, Australia	
	BHP Billiton Mitsubishi Alliance (BMA)	50%
	BHP Billiton Mitsui Coal (BMC)	80%
	New South Wales Energy Coal	100%
	Mt Arthur Coal mine, located in the Hunter Valley region of New South Wales, Australia	
	Cerrejón	33.3%
	Joint venture interest in energy coal operations, located in the La Guajira province, Colombia	

38

BHP BILLITON SHAREHOLDER CIRCULAR

5.1 Overview of BHP Billiton after the Demerger continued

Table 5.2: Non-core assets

Business	Asset description	Ownership
Petroleum	**Gulf of Mexico**	
	• Neptune operated field	35%
	• Genesis non-operated field	4.95%
	Offshore Australia	
	• Stybarrow operated field	50%
	• Minerva operated field	90%
	International	
	• Bruce non-operated field, located in the North Sea, United Kingdom	16%
	• Keith operated field, located in the North Sea, United Kingdom	31.83%
	• ROD Integrated Development, located in Algeria	38%
	• Zamzama gas project, located in the Sindh province of Pakistan	38.5%
Coal	**New Mexico Coal** San Juan and Navajo[5] energy coal mines, located in New Mexico	100%
Nickel	**Nickel West** Mining, concentrating, smelting and refining operations, located in Western Australia	100%

5 BHP Billiton completed the sale of Navajo Mine on 30 December 2013 and will retain control until full consideration is received. BHP Billiton holds 100 per cent ownership of San Juan and zero per cent ownership of Navajo.

Outside of the regions of the core portfolio and non-core assets, BHP Billiton also holds interests in petroleum exploration acreage in South Africa and Brazil.

The BHP Billiton portfolio excluding the South32 Businesses contributed 84 per cent[6] and 94 per cent[6] of BHP Billiton's pre-Demerger FY2014 revenue and Underlying EBITDA, respectively. After the Demerger, BHP Billiton will retain its diversification with broad exposure to steelmaking raw materials, copper, energy and potentially agricultural markets.

Chart 5.1: BHP Billiton portfolio including and excluding South32[7]

FY2014 Revenue by Business


BHP Billiton including South32
33%
14%
21%
21%
11%
BHP Billiton excluding South32
38%
13%
24%
22%
3%


Iron Ore
Coal
Petroleum and Potash
Copper
Aluminium, Manganese and Nickel
Other non-core[8]

FY2014 Underlying EBITDA by Business


BHP Billiton including South32
41%
6%
29%
21%
3%
BHP Billiton excluding South32
44%
5%
31%
20%

6 Includes Group and unallocated items, third party product and statutory adjustments. Underlying EBITDA is reported net of the Group's share of net finance costs and taxation of equity accounted investments.
7 Excludes Group and unallocated items, third party product and statutory adjustments. Equity accounted investments are reported on a proportionate consolidation basis.
8 Refers to the non-core Nickel West asset.

39
BHP BILLITON SHAREHOLDER CIRCULAR

5 Overview of BHP Billiton after the Demerger

5.1 Overview of BHP Billiton after the Demerger continued

DLC structure

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Company merger in June 2001.

After the Demerger, BHP Billiton will continue to function through a DLC structure. The BHP Billiton DLC merger is designed to place shareholders of both companies in a position where they effectively have an interest in a single combined group. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained separate stock exchange listings, but they are operated and managed as if they are a single unified economic entity, with their boards and senior executive management comprising the same people.

5.2 BHP Billiton organisational design

BHP Billiton's existing organisational design has enabled it to develop and operate a complex and diversified portfolio of substantial scale and geographical spread.

The current portfolio of BHP Billiton is illustrated in Diagram 5.1.

Diagram 5.1: BHP Billiton's current portfolio


June 2014
Petroleum and Potash
Copper
Iron Ore
Coal
Aluminium, Manganese and Nickel
Operated major project
Offices
Italicised assets are not operated by BHP Billiton.
Current portfolio
41 assets in total
30 operated assets
– 20 minerals assets
– 10 petroleum assets
13 countries
6 continents
Bruce, Keith
ROD
Zamzama
BECSA
Mozal
Manganese South Africa
Aluminium South Africa
Pyrenees, Macedon, Stybarrow
North West Shelf
GEMCO
Cannington
WAIO
Queensland Coal
Nickel West
Worsley
NSW Energy Coal
Illawarra
Minerva
Bass Strait
Olympic Dam
TEMCO
Jansen Potash Project
New Mexico Coal
Onshore US
Shenzi, Atlantis, Mad Dog, Neptune, Genesis
Angostura
Cerrejón
Cerro Matoso
Alumar
Antamina
Pampa Norte
Escondida
Samarco

Excludes exploration, appraisal and early stage development assets.

By separating South32 and its assets through the Demerger, BHP Billiton will significantly simplify its portfolio in a single step. BHP Billiton's portfolio following the Demerger is summarised in Diagram 5.2.

40
BHP BILLITON SHAREHOLDER CIRCULAR

5.2 BHP Billiton organisational design continued

Diagram 5.2: BHP Billiton's portfolio post Demerger



Petroleum and Potash
Copper
Iron Ore
Coal
Operated major project
Offices
Non-core assets
Italicised assets are not operated by BHP Billiton.
Core portfolio
19 assets in total
12 operated assets
– 7 minerals assets
– 5 petroleum assets
8 countries
3 continents
Bruce, Keith
ROD
Zamzama
Stybarrow,
Pyrenees,
Macedon
North West Shelf
WAIO
Nickel West
Queensland Coal
NSW Energy Coal
Minerva
Bass Strait
Olympic Dam
Jansen Potash Project
New Mexico Coal
Onshore US
Shenzi, *Atlantis*, *Mad Dog*,
Neptune, *Genesis*
Angostura
Cerrejón
Antamina
Pampa Norte
Escondida
Samarco

Excludes exploration, appraisal and early stage development assets.

Following the Demerger, BHP Billiton will have a more focused portfolio of large-scale operated assets which exhibit a greater proportion of common characteristics with a smaller geographical spread. This portfolio also includes several attractive large-scale, longer-term development options.

With a simpler portfolio, following the Demerger, BHP Billiton intends to streamline its organisational model by aggregating functional support for its operations in each of Coal and Copper and increasing utilisation of global shared service centres.

The current organisational structure of the Coal and Copper businesses involves individual operations reporting to asset-level management which, in turn, reports to business-level management. Within BHP Billiton's core portfolio, these two businesses will primarily comprise large resource basins with a smaller geographical spread, enabling functional support to be consolidated at the business level and operations to report directly to business-level management. This approach is consistent with the current structure in BHP Billiton's Iron Ore and Petroleum and Potash businesses.

Having a portfolio of assets that exhibit a greater proportion of common characteristics will also position BHP Billiton to better utilise its shared service centres. BHP Billiton intends to move a greater proportion of its high volume, routine work within finance, human resources and procurement, from the businesses to common global shared service centres where the benefits of scale and efficiency can be realised.

In the longer term, following the simplification of its portfolio and streamlining of its organisational design, BHP Billiton believes it will be able to further focus on achieving substantial productivity benefits in addition to the US$4.0 billion per annum gains already targeted by the end of FY2017. BHP Billiton will be better positioned to further standardise the way it completes common tasks, and leverage technical expertise, intellectual property, and its existing common systems and processes to benchmark and improve operational activity.

41
BHP BILLITON SHAREHOLDER CIRCULAR

5 Overview of BHP Billiton after the Demerger
5.3 BHP Billiton’s strategy after the Demerger
Following the Demerger, BHP Billiton’s strategy will remain unchanged. It will continue to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Other strategic priorities that will not change as a result of the Demerger are summarised below.
Continue to operate sustainably: BHP Billiton will continue to operate sustainably with a focus on the following areas:
Protect our people and improve the health and safety of our operations: the health, safety and wellbeing of BHP Billiton’s people are central to the success of BHP Billiton. Identifying and managing material risk will continue to be a critical component of BHP Billiton’s management approach. By understanding and managing its risks, BHP Billiton will continue to seek to provide greater protection for its people, communities and assets.
Support sustainable development of our host communities: BHP Billiton will continue to foster meaningful long-term relationships with its host communities and to make a positive contribution to the lives of people who live near its operations and to society more generally.
Maintain a strategic approach to climate change: BHP Billiton will continue to focus on reducing emissions, increasing its preparedness for physical climate impacts and working with others, including industry and governments to support effective responses to climate change.
Create a more productive organisation: BHP Billiton will continue to pursue productivity improvements to sustain its competitiveness and capitalise on growth opportunities. BHP Billiton believes that its systems, structures, culture, people and portfolio should enable the creation of competitive advantage by working smarter to safely deliver greater volume growth from existing plant and equipment at lower unit cost. As previously stated, BHP Billiton is targeting sustainable, productivity-led gains of US$4.0 billion per annum in its core portfolio by the end of FY2017, including US$2.6 billion per annum reduction in cash costs (relative to a FY2014 baseline) irrespective of whether the Demerger proceeds.
Actively manage BHP Billiton’s portfolio: BHP Billiton will continue to seek to simplify its portfolio and concentrate its efforts on those world-class basins where it enjoys economies of scale and a competitive advantage. Its continued focus on the four pillars of Petroleum, Copper, Iron Ore and Coal and potential fifth pillar, Potash, will provide strong diversification.
Maintain a disciplined approach to capital management: BHP Billiton’s priorities for capital management will remain unchanged: to maintain a solid ‘A’ credit rating and to continue its progressive dividend policy; to invest in high-return growth opportunities throughout the economic cycle; and finally, to return excess capital to Shareholders in a consistent and predictable manner.
5.4 Dividends
Following the Demerger, BHP Billiton will maintain its progressive dividend policy, under which it will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each financial half year. It does not plan to rebase its dividend as a result of the Demerger.
The DLC agreements require economically equivalent treatment of BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders in relation to the payment of dividends, and provide for cross-DLC mechanisms to ensure this occurs. The BHP Billiton Board is currently reviewing the use of these mechanisms as required having regard to BHP Billiton Plc’s dividend requirements and the impact of the Demerger on these requirements.

BHP BILLITON SHAREHOLDER CIRCULAR

5.5 BHP Billiton pro forma historical financial information
(a) Overview
Section 5.5 and Appendix 1 contain pro forma historical financial information of BHP Billiton excluding South32 (BHP Billiton pro forma historical financial information), including:
BHP Billiton summary pro forma historical consolidated income statements for H1 FY2015, FY2014, FY2013 and FY2012;
BHP Billiton summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure for H1 FY2015, FY2014, FY2013 and FY2012;
BHP Billiton’s pro forma historical consolidated balance sheet as at 31 December 2014.
References to BHP Billiton pro forma historical financial information relate to BHP Billiton, excluding South32, on a consolidated basis.
The BHP Billiton pro forma historical financial information in Section 5.5 is presented in an abbreviated form and does not contain all the disclosures required by IFRS, the Corporations Act or the Companies Act 2006.
The Independent Accountant has prepared an Independent Accountant’s Report in respect of the BHP Billiton pro forma historical financial information, a copy of which is included in Section 9. The comments made in relation to the scope and limitations of this report should be noted.
Section 5.5 should also be read in conjunction with the risks to which BHP Billiton is subject in conjunction with the risks associated with the Demerger as set out in Sections 4.4 and 5.6. All amounts disclosed in tables are expressed in millions of US dollars and, unless otherwise noted, are rounded to the nearest million.
(b) Basis of preparation
The BHP Billiton pro forma historical financial information has been prepared for illustrative purposes, to assist BHP Billiton Shareholders in understanding the impact of the Demerger and the financial position and financial performance of BHP Billiton excluding South32. The information addresses a hypothetical situation and therefore does not purport to reflect the actual financial performance and position that would have occurred had BHP Billiton operated without the contributions of South32 for the relevant period or BHP Billiton’s future financial performance.
The BHP Billiton pro forma historical financial information has been derived from the Financial Statements of BHP Billiton for H1 FY2015, FY2014, FY2013 and FY2012. The BHP Billiton Financial Statements for those periods are available at www.bhpbilliton.com or the ASX website at www.asx.com.au. Adjustments have been made to the BHP Billiton pro forma historical financial information to reflect the Demerger of South32.
The BHP Billiton Financial Statements for FY2014, FY2013 and FY2012 have been subject to audit for the purposes of BHP Billiton Plc members, in accordance with International Auditing Standards (United Kingdom and Ireland) and for the purposes of BHP Billiton Limited members, in accordance with Australian Auditing Standards. The audit opinions issued to the members of BHP Billiton Plc and BHP Billiton Limited relating to those financial statements were unqualified. BHP Billiton’s H1 FY2015 Financial Report was not audited but has been subject to review by BHP Billiton’s auditor for the purposes of BHP Billiton Plc members, in accordance with International Standard on Review Engagements (United Kingdom and Ireland) (ISRE) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom and for the purposes of BHP Billiton Limited members, in accordance with Auditing Standard on Review Engagements (ASRE) 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Auditing and Assurance Standards Board.
BHP Billiton pro forma historical financial information has been prepared in accordance with the accounting policies used in preparation of BHP Billiton’s annual Consolidated Financial Statements to FY2014 and any subsequent amendments to accounting standards set out in BHP Billiton’s H1 FY2015 Financial Report. IFRS does not currently include promulgated standards for the preparation and reporting of pro forma financial information, and effective guidance is limited to the preparation of historical financial statements. Consequently, pro forma information has been directly derived from balances and amounts included in the historical financial statements of BHP Billiton, as prepared in accordance with IFRS and BHP Billiton management information.

BHP BILLITON SHAREHOLDER CIRCULAR

5 Overview of BHP Billiton after the Demerger

5.5 BHP Billiton pro forma historical financial information continued

The summary pro forma historical consolidated income statements and summary pro forma historical consolidated cash flow statements present the pro forma results of BHP Billiton after deducting South32's historical combined income statements and historical combined cash flows as it operated in the context of BHP Billiton. These statements do not purport to represent the BHP Billiton income statements and cash flows that would have occurred had BHP Billiton been a standalone entity excluding South32, during the periods presented, for reasons including:

- BHP Billiton pro forma financial information may not reflect the strategies that BHP Billiton would have followed or undertaken and the operations it would have conducted had South32 not been a part of BHP Billiton;
- BHP Billiton may have been exposed to different risks had South32 operated as a standalone entity rather than as part of BHP Billiton.

The BHP Billiton pro forma historical consolidated balance sheet has been prepared on the basis that the Demerger was effected and completed on 31 December 2014 and that South32 assets and liabilities were transferred from BHP Billiton to South32 at their historical book value on a consolidated basis. Pro forma adjustments have been made to the BHP Billiton historical consolidated balance sheet to reflect:

- settlement of net amounts owing between South32 and BHP Billiton through the injection of equity in South32 and cash settlements;
- Demerger-related execution, set up and separation costs to be incurred by BHP Billiton after 31 December 2014 including those to be incurred post Demerger;
- stamp duty and cash tax paid by BHP Billiton on the transfer of assets to South32.

(c) BHP Billiton summary pro forma historical consolidated income statements

The BHP Billiton summary pro forma historical consolidated income statements for H1 FY2015, FY2014, FY2013 and FY2012 are as follows:

Table 5.3: BHP Billiton summary pro forma historical consolidated income statements

US$M	H1 FY2015	FY2014	FY2013	FY2012
Revenue	24,860	56,762	53,860	56,642
Other income	284	1,225	3,804	858
Expenses excluding net finance costs	(17,549)	(36,523)	(36,829)	(36,809)
Share of operating profit of equity accounted investments	335	1,185	1,142	1,869
Profit from operations	**7,930**	**22,649**	**21,977**	**22,560**
Net finance costs	(234)	(914)	(1,149)	(584)
Taxation expense	(3,304)	(6,780)	(6,696)	(6,743)
Profit after taxation	**4,392**	**14,955**	**14,132**	**15,233**
Attributable to non-controlling interests	478	1,307	1,434	1,112
Attributable to members of BHP Billiton Group	3,914	13,648	12,698	14,121
Basic earnings per share (US cents)	73.6	256.5	238.6	265.3
Other financial information				
Profit from operations	**7,930**	**22,649**	**21,977**	**22,560**
Exceptional items	409	(551)	(297)	3,346
Underlying EBIT [a]	**8,339**	**22,098**	**21,680**	**25,906**
Depreciation and amortisation	4,401	7,716	6,067	5,526
Net impairment losses	361	478	362	79
Underlying EBITDA [a]	**13,101**	**30,292**	**28,109**	**31,511**
Attributable profit to members of BHP Billiton Group	3,914	13,648	12,698	14,121
Exceptional items	976	(385)	(681)	1,809
Underlying attributable profit to members of BHP Billiton Group [a]	**4,890**	**13,263**	**12,017**	**15,930**
Underlying basic earnings per share (US cents)	92.0	249.3	225.8	299.3

(a) Underlying EBIT, Underlying EBITDA and Underlying attributable profit are defined in the Important notices Section of this document.

See Section 1 of Appendix 1 for the reconciliation of the pro forma adjustments made to the BHP Billiton historical consolidated income statements.

44

BHP BILLITON SHAREHOLDER CIRCULAR

5.5 BHP Billiton pro forma historical financial information continued

(d) Exceptional items

Table 5.4 sets out details regarding the exceptional items for H1 FY2015, FY2014, FY2013 and FY2012. For further details in relation to exceptional items, refer to note 3 'Exceptional items' in the BHP Billiton H1 FY2015 results announcement or Annual Report for the respective period. These reports are available on BHP Billiton's website at *www.bhpbilliton.com* or the ASX website at *www.asx.com.au*.

Table 5.4: Exceptional items of income/(expense)

US$M	H1 FY2015	FY2014	FY2013	FY2012
Exceptional items before tax – related to BHP Billiton excluding South32				
Sale of Yeelirrie uranium deposit	–	–	420	–
Sale of Richards Bay Minerals	–	–	1,212	–
Sale of Diamonds business	–	–	(97)	–
Sale of East and West Browse Joint Ventures	–	–	1,539	–
Sale of Pinto Valley	–	551	–	–
Impairment of Fayetteville assets	–	–	–	(2,835)
Impairment of Nickel West assets	(409)	–	(1,698)	(449)
Suspension or early closure of operations and the change in the status of specific projects	–	–	–	(362)
Impairment of Permian Basin assets	–	–	(266)	–
Newcastle steelworks rehabilitation	–	–	158	–
Other impairments arising from capital project review	–	–	(971)	–
Settlement of insurance claims	–	–	–	300
Total exceptional items related to BHP Billiton excluding South32	**(409)**	**551**	**297**	**(3,346)**
Income tax effect of the above items	119	(166)	384	1,108
Repeal of MRRT legislation	(698)	–	–	–
Recognition of deferred tax assets on enactment of MRRT legislation in Australia	–	–	–	442
Exceptional items after tax related to BHP Billiton excluding South32	**(988)**	**385**	**681**	**(1,796)**
Attributable to non-controlling interests	(12)	–	–	13
Attributable to members of BHP Billiton Group	(976)	385	681	(1,809)
Exceptional items before tax – related to South32				
Impairment of Worsley Alumina assets	–	–	(2,190)	–
Suspension or early closure of operations	–	–	–	(140)
Impairment arising from capital project review	–	–	(35)	–
Total exceptional items related to South32	**–**	**–**	**(2,225)**	**(140)**
Income tax effect of the above items	–	–	559	–
Repeal of MRRT legislation	(111)	–	–	–
Recognition of deferred tax assets on enactment of MRRT legislation in Australia	–	–	–	195
Exceptional items after tax related to South32	**(111)**	**–**	**(1,666)**	**55**
Attributable to non-controlling interests	–	–	–	(54)
Attributable to members of BHP Billiton Group	(111)	–	(1,666)	109
Total exceptional items related to BHP Billiton	**(409)**	**551**	**(1,928)**	**(3,486)**
Tax effect	(690)	(166)	943	1,745
Exceptional items after tax related to BHP Billiton	**(1,099)**	**385**	**(985)**	**(1,741)**
Attributable to non-controlling interests	(12)	–	–	(41)
Attributable to members of BHP Billiton Group	(1,087)	385	(985)	(1,700)

45
BHP BILLITON SHAREHOLDER CIRCULAR

5 Overview of BHP Billiton after the Demerger

5.5 BHP Billiton pro forma historical financial information continued

(e) Management commentary on historical financial results

Commentary on BHP Billiton's historical financial results and the results of its business segments is provided in BHP Billiton's results announcement for H1 FY2015 and Annual Reports for FY2014, FY2013 and FY2012. These reports are available on BHP Billiton's website at *www.bhpbilliton.com* or the ASX website at *www.asx.com.au*.

(f) BHP Billiton summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure

The BHP Billiton summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure for H1 FY2015, FY2014, FY2013 and FY2012 are set out as follows:

Table 5.5: BHP Billiton summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure

US$M	H1 FY2015	FY2014	FY2013	FY2012
Profit from operations	**7,930**	**22,649**	**21,977**	**22,560**
Other non-cash items	5,339	7,738	6,278	8,678
Profit from equity accounted investments	(335)	(1,185)	(1,142)	(1,869)
Change in working capital	(1,122)	74	(458)	719
Cash generated from operations	**11,812**	**29,276**	**26,655**	**30,088**
Dividends received (including equity accounted investments)	480	1,264	716	719
Capital expenditure	(6,361)	(15,224)	(21,104)	(16,624)
Net operating cash flows before financing activities and tax and after capital expenditure	**5,931**	**15,316**	**6,267**	**14,183**

See Section 3 of Appendix 1 for the reconciliation of the BHP Billiton pro forma historical consolidated cash flow statements to BHP Billiton historical consolidated cash flow statements.

46
BHP BILLITON SHAREHOLDER CIRCULAR

5.5 BHP Billiton pro forma historical financial information continued

(g) BHP Billiton pro forma historical consolidated balance sheet

The BHP Billiton pro forma historical consolidated balance sheet as at 31 December 2014 is set out below. For the purposes of presenting the BHP Billiton pro forma historical consolidated balance sheet, it has been assumed that the Demerger was effected and completed on 31 December 2014.

Table 5.6: BHP Billiton historical consolidated balance sheet and pro forma historical consolidated balance sheet as at 31 December 2014

31 December 2014 US$M	BHP Billiton 31 December 2014	Removal of South32: South32 combined balance sheet [a][b]	Removal of South32: Intercompany settlement [c]	Execution and set up costs [d]	Stamp duty and cash tax [e]	Pro forma BHP Billiton 31 December 2014
ASSETS						
Current assets						
Cash and cash equivalents	6,130	(459)	91	(183)	(284)	5,295
Trade and other receivables	5,584	(1,098)	–	–	–	4,486
Receivable from related party	–	(9,508)	9,508	–	–	–
Other financial assets	81	(15)	–	–	–	66
Inventories	6,149	(1,406)	–	–	–	4,743
Current tax assets	630	(107)	–	–	–	523
Other	327	(37)	–	–	–	290
Total current assets	**18,901**	**(12,630)**	**9,599**	**(183)**	**(284)**	**15,403**
Non-current assets						
Trade and other receivables	1,716	(185)	–	–	–	1,531
Other financial assets	2,150	(508)	–	–	–	1,642
Investments accounted for using the equity method	3,550	(13)	–	–	–	3,537
Inventories	476	(60)	–	–	–	416
Property, plant and equipment	108,771	(12,220)	(18)	18	–	96,551
Intangible assets	5,289	(290)	(90)	–	–	4,909
Deferred tax assets	5,080	(801)	–	–	–	4,279
Other	148	(16)	–	–	–	132
Total non-current assets	**127,180**	**(14,093)**	**(108)**	**18**	**–**	**112,997**
Total assets	**146,081**	**(26,723)**	**9,491**	**(165)**	**(284)**	**128,400**
LIABILITIES						
Current liabilities						
Trade and other payables	8,338	(1,232)	–	–	–	7,106
Payable to related party	–	(41)	41	–	–	–
Interest bearing liabilities	2,459	(136)	–	–	–	2,323
Other financial liabilities	14	(6)	–	–	–	8
Current tax payables	407	(104)	–	(40)	–	263
Provisions	1,943	(413)	–	–	–	1,530
Deferred income	189	(4)	–	–	–	185
Total current liabilities	**13,350**	**(1,936)**	**41**	**(40)**	**–**	**11,415**

47

BHP BILLITON SHAREHOLDER CIRCULAR

5 Overview of BHP Billiton after the Demerger

5.5 BHP Billiton pro forma historical financial information continued

31 December 2014 US$M	BHP Billiton 31 December 2014	Removal of South32: South32 combined balance sheet[(a)(b)]	Removal of South32: Intercompany settlement[(c)]	Execution and set up costs[(d)]	Stamp duty and cash tax[(e)]	Pro forma BHP Billiton 31 December 2014
Non-current liabilities						
Trade and other payables	77	(34)	–	–	–	43
Interest bearing liabilities	28,610	(877)	–	–	–	27,733
Payable to related party	–	(3,728)	3,728	–	–	–
Other financial liabilities	559	(18)	–	–	–	541
Deferred tax liabilities	7,493	(569)	–	–	–	6,924
Provisions	9,467	(2,010)	–	–	–	7,457
Deferred income	275	(4)	–	–	–	271
Total non-current liabilities	**46,481**	**(7,240)**	**3,728**	**–**	**–**	**42,969**
Total liabilities	**59,831**	**(9,176)**	**3,769**	**(40)**	**–**	**54,384**
Net assets	**86,250**	**(17,547)**	**5,722**	**(125)**	**(284)**	**74,016**
EQUITY						
Share capital – BHP Billiton	2,243	–	–	–	–	2,243
Treasury shares	(230)	–	–	–	–	(230)
Reserves	2,842	(141)	–	–	–	2,701
Retained earnings	74,990	(16,569)	5,722	(125)	(284)	63,734
Total equity attributable to members of BHP Billiton Group	79,845	(16,710)	5,722	(125)	(284)	68,448
Non-controlling interests	6,405	(837)	–	–	–	5,568
Total Equity	**86,250**	**(17,547)**	**5,722**	**(125)**	**(284)**	**74,016**

(a) South32's historical combined balance sheet as disclosed in historical combined financial information of South32 as set out in Annexure 2 of the South32 Listing Document.
(b) As part of assembling the relevant South32 Businesses and entities and the consequent resetting of their tax bases, an income tax expense of US$253 million will arise in BHP Billiton as a reduction in the net deferred tax assets of the South32 Group by this same amount prior to the Demerger. This adjustment is reflected by the removal of South32 and a similar adjustment is separately shown in the South32 pro forma historical consolidated balance sheet.
(c) Represents the settlement of intercompany loans, adjustments made to BHP Billiton's property, plant and equipment of US$18 million and intangible assets of US$90 million to reflect the capital expenditure on information technology infrastructure and corporate facilities incurred by BHP Billiton on behalf of, and subsequently to be transferred to, South32 set out in the Implementation Deed. The settlement of net intercompany balances with BHP Billiton will be through the issue of South32 equity and cash settlements.
(d) The adjustment made to cash reflects execution, set up and separation costs to be incurred by BHP Billiton in relation to the Demerger after 31 December 2014 with a corresponding charge (net of tax) to current year retained earnings.
(e) Relates to the stamp duty and cash tax paid by BHP Billiton on the transfer of assets to South32. As the intercompany transfers within the BHP Billiton Group have other capital gains that offset capital losses arising from intercompany transfers, the offsetting tax expense and benefits of US$521 million are not separately shown in the pro forma balance sheet as they net to nil and have no cash tax impact.

(h) Demerger accounting

On the date of commencement of deferred trading in South32 Shares on the ASX on 18 May 2015, BHP Billiton will recognise a provision for dividends based on the estimated fair value of South32 Shares, which could exceed or be less than the carrying value of BHP Billiton's share of South32's assets and liabilities. This liability will be settled through the transfer of the South32 Shares to BHP Billiton Shareholders. At that time, the difference between the carrying value of the net assets transferred and their fair value will be recognised as a gain or loss to BHP Billiton and included in BHP Billiton's FY2015 consolidated income statement. The gain or loss on Demerger (after transaction costs) is expected to be disclosed as an exceptional item in the consolidated Financial Statements in the FY2015 Annual Report.

48
BHP BILLITON SHAREHOLDER CIRCULAR

5.5 BHP Billiton pro forma historical financial information continued

The gain or loss will flow through to retained earnings. Also flowing through to retained earnings during FY2015 will be:

(1) the gain arising from the fair value uplift as a result of the change in control of the Manganese Business of US$2,064 million;

(2) the debit to retained earnings recognised at the time of providing for the Demerger Dividend referred to above;

(3) the writedown of deferred tax assets as a result of steps as part of the Internal Restructure where there is a change in consolidated tax groups prior to the Demerger, of US$253 million.

The net accounting impact of the Demerger is that BHP Billiton's net assets and equity will decrease by an amount equal to the carrying value of South32's net assets after settlement of intercompany balances and the fair value uplift in the investment in the Manganese Business. Transaction costs and capital gains tax relating to intercompany transfers incurred by BHP Billiton in connection with the Demerger will also be included in the overall gain or loss on Demerger.

In determining the gain or loss on Demerger, the pro forma invested capital of South32 is calculated in Table 5.7:

Table 5.7: South32's pro forma invested capital

31 December 2014 US$M	Invested capital attributable to members of South32	Gain on change of control of Manganese Business	Intercompany settlement and debt drawdown [a]	Tax step down	Pro forma South32 invested capital
Pro forma invested capital in South32	16,710	2,064	(5,429)	(253)	13,092

(a) The amounts for settlement of intercompany balances are determined after accounting for the change in control of the Manganese Business as shown in Table 6.15 and so differ to the amounts shown in Table 5.6.

For illustrative purposes only, a range of market values and implied Demerger Dividend amounts are set out in Table 5.8. These figures are neither a prediction nor a forecast of South32's Share price post Demerger and the South32 Share VWAP over the first five trading days may vary substantially from the range set out in Table 5.8. No part of the BHP Billiton pro forma historical consolidated balance sheet is impacted by the fair value of the South32 Shares as any gain or loss on Demerger will be offset by a corresponding adjustment to the Demerger Dividend.

Table 5.8: Implied Demerger Dividend and gain or loss on Demerger

South32's Share VWAP over first five days of trading [a]	A$2.00	A$2.50	A$3.00	A$3.50	A$4.00	A$4.50	A$5.00
Implied Demerger Dividend (US$M) [b]	8,731	10,914	13,097	15,280	17,463	19,646	21,828
Pro forma invested capital in South32 (US$M)	13,092	13,092	13,092	13,092	13,092	13,092	13,092
Gain/(loss) on Demerger (US$M) [c]	(4,361)	(2,178)	5	2,188	4,371	6,554	8,736

(a) The figures presented in Table 5.8 are neither a prediction nor a forecast of the price of South32 Shares post the Demerger and the share price may vary substantially from the range set out in Table 5.8.

(b) A$ share price converted to US$ at the exchange rate as at 31 December 2014 of US$0.82 to A$1. Assumes Shares outstanding of 5,324 million, as at the date of this document. The actual number of South32 Shares at the time of the Demerger will be the number of BHP Billiton ordinary shares on issue on the Record Date.

(c) Excludes transaction costs and tax relating to intercompany transfers within the BHP Billiton Group.

(i) Material changes in financial position since most recent balance sheet date

The most recent published Financial Statements of BHP Billiton are included in the Financial Report for H1 FY2015, which was released to the ASX on 24 February 2015. To the knowledge of the BHP Billiton Directors, there has not been a material change in the financial position of BHP Billiton since 31 December 2014, except as disclosed in this document.

49

BHP BILLITON SHAREHOLDER CIRCULAR

5 Overview of BHP Billiton after the Demerger
5.6 Risks in relation to BHP Billiton
After the Demerger, BHP Billiton will be exposed to largely the same risks it currently faces, including the following:
fluctuations in commodity prices and impacts of ongoing global volatility may negatively affect BHP Billiton’s results;
BHP Billiton’s financial results may be negatively affected by currency exchange rate fluctuations;
reduction in Chinese demand for BHP Billiton commodities may adversely affect BHP Billiton;
actions by governments or political events in the countries in which BHP Billiton operates and has non-operating assets could have a negative impact on BHP Billiton;
failure to discover or acquire new reserves, maintain or enhance existing reserves or develop new operations could negatively affect BHP Billiton’s future results and financial condition;
potential changes to BHP Billiton’s portfolio of assets following the Demerger through acquisitions and divestments may have a material adverse effect on BHP Billiton’s future results and financial condition;
increased costs and schedule delays may adversely affect BHP Billiton’s development projects;
if BHP Billiton’s liquidity and cash flow deteriorate significantly, it could adversely affect BHP Billiton’s ability to fund BHP Billiton’s major capital programs;
BHP Billiton may not recover its investments in mining, oil and gas assets, which may require financial write-downs;
the commercial counterparties BHP Billiton transacts with may not meet their obligations which may negatively impact BHP Billiton’s results;
cost pressures and reduced productivity could negatively impact BHP Billiton’s operating margins and expansion plans;
unexpected natural and operational catastrophes may adversely impact BHP Billiton’s operations;
BHP Billiton’s non-controlled assets may not comply with BHP Billiton’s standards;
breaches in BHP Billiton’s information technology security processes may adversely impact the conduct of BHP Billiton’s business activities;
health, safety, environment and community (HSEC) incidents or accidents and related regulations may adversely affect BHP Billiton’s operations and reputation or licence to operate;
climate change and greenhouse gas effects may adversely impact BHP Billiton’s operations and markets;
a breach of BHP Billiton’s governance processes may lead to regulatory penalties and loss of reputation.
5.7 Further BHP Billiton information
Further information in relation to BHP Billiton can be found at www.bhpbilliton.com, including the 2014 Annual Report, Summary Review, Sustainability Report and Form 20-F. A copy of the 2014 Annual Report or Summary Review may be requested by Shareholders by contacting 1300 656 780 (within Australia) or +61 3 9415 4020 (international).

BHP BILLITON SHAREHOLDER CIRCULAR

6
Overview of South32

BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32

6.1 Overview of South32

On Demerger, South32 will be a globally diversified metals and mining company with a portfolio of high quality assets producing alumina, aluminium, coal, manganese, nickel, silver, lead and zinc.

South32 comprises the following businesses:[9]

Diagram 6.1: South32's locations


Business
Offices
Global marketing centre
Singapore
Regional head office
Global shared services
Johannesburg
South Africa Energy Coal
Mozal Aluminium
South Africa Manganese (Hotazel)
South Africa Aluminium
South Africa Manganese (Metalloys)
Australia Manganese (GEMCO)
Head office
Regional head office
Perth
Cannington
Worsley Alumina
Illawarra Metallurgical Coal
Australia Manganese (TEMCO)
Cerro Matoso
Brazil Aluminium
(Non-operated)

Table 6.1: Worsley Alumina

Worsley Alumina (86 per cent interest) is an integrated bauxite mining and alumina refining operation located in Western Australia, Australia. Bauxite ore is mined near Boddington and conveyed to the Worsley Alumina refinery, located near Bunbury. Alumina is railed from Worsley Alumina to Bunbury for export to Worsley Alumina's export customers including South32's Hillside and Mozal Aluminium smelters in southern Africa. Worsley Alumina is one of the largest and lowest-cost alumina refineries in the world, being in the first cost quartile in its industry, based on CY2013 production.[10] Worsley Alumina has a resource life of 63 years and a reserve life of 17 years.

South32's share of:	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Alumina production (kt)	1,953	1,970	3,916	3,675	2,917
Underlying EBITDA (US$M)	143	108	162	60	(67)

Table 6.2: South Africa Aluminium

South Africa Aluminium (100 per cent interest) comprises the Hillside smelter near Richards Bay, South Africa. The business previously included the Bayside smelter, which was closed in FY2014, and the Bayside casthouse. An agreement has been reached for the sale of the assets comprising the Bayside casthouse (the sale is subject to certain regulatory and other conditions, which are expected to be fulfilled during the first half of CY2015). Hillside is the largest aluminium smelter in the Southern Hemisphere and it imports alumina from the Worsley Alumina refinery. Historically, approximately 80 per cent of Hillside's aluminium production has been exported through Richards Bay Port with the balance of Hillside's aluminium production trucked to the Bayside casthouse or to domestic customers. The Hillside smelter extends across the first and second cost quartiles based on CY2013 production.[11]

South32's share of:	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Aluminium production (kt)	356	415	804	761	719
Underlying EBITDA (US$M)	201	84	190	73	(10)

9 All financial information shown in Section 6.1 reflects historical combined financial information for South32.
10 Source: C1 cash cost curve, Wood Mackenzie Alumina refinery costs league, 2014 Q4.
11 Source: C1 cash cost curve, Wood Mackenzie Aluminium smelter costs league, 2014 Q4.

52
BHP BILLITON SHAREHOLDER CIRCULAR

6.1 Overview of South32 continued

Table 6.3: Mozal Aluminium

Mozal Aluminium (47.1 per cent interest) is an aluminium smelter located near Maputo, Mozambique. Alumina is currently supplied to Mozal Aluminium from the Worsley Alumina refinery, which is majority owned by South32. Most of Mozal Aluminium's aluminium is currently exported to Europe through Matola, the port of Maputo. In CY2013, Mozal Aluminium had higher operating costs than the Hillside smelter (which extends across the first and second cost quartiles based on CY2013 production).[12]

South32's share of:	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Aluminium production (kt)	135	134	266	264	264
Underlying EBITDA (US$M)	88	17	52	31	51

Table 6.4: Brazil Aluminium

Brazil Aluminium comprises South32's interests in the MRN Mine (14.8 per cent interest) as well as its interest in the Alumar alumina refinery (36 per cent interest) and Alumar aluminium smelter (40 per cent interest) (together with certain interests in ancillary facilities and lands). The MRN Mine is located in the Trombetas region in the state of Pará, Brazil and Alumar is located at São Luís in the state of Maranhão, Brazil. The majority of the bauxite produced from the MRN Mine is sold to its shareholders and related parties. South32's share of bauxite produced from the MRN Mine is supplied to the Alumar refinery and most of the alumina produced from the Alumar refinery is exported via the nearby São Marcos Bay facilities, with a small portion transferred to the Alumar smelter. All of Alumar's aluminium production is trucked to domestic customers. Brazil Aluminium's Alumar refinery is in the second cost quartile and the Alumar smelter is in the third cost quartile based on CY2013 production.[13] MRN Mine has a resource life of 29 years and a reserve life of six years.

South32's share of:	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Alumina production (kt)	680	633	1,262	1,205	1,235
Aluminium production (kt)	26	63	104	154	170
Underlying EBITDA (US$M)	140	35	127	44	3

Table 6.5: South Africa Energy Coal

South Africa Energy Coal (90 per cent interest) operates four energy coal mines in the Witbank region in the Mpumalanga province of South Africa. Approximately 55 per cent of coal produced is sold domestically and the remainder is exported through the Richards Bay Coal Terminal (**RBCT**), in which South32 has a 21 per cent interest. South Africa Energy Coal is the third largest export energy coal producer in South Africa and fifth largest supplier of energy coal domestically. South Africa Energy Coal is in the second cost quartile based on CY2013 production.[14] Khutala, Klipspruit, Wolvekrans and Middelburg mines have resource lives of 103 (inclusive of undeveloped domains), 12, 42 and 34 years and reserve lives of six, six, 21 and 23 years respectively.

100 per cent terms:[15]	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Energy coal production (kt)	16,525	14,973	30,384	31,627	33,279
Underlying EBITDA (US$M)	83	54	197	115	416

12 Based on C1 cash cost curve, Wood Mackenzie Aluminium smelter costs league, 2014 Q4, Mozal Aluminium was in the first cost quartile based on CY2013 production.
13 Source: C1 cash cost curve, Wood Mackenzie Aluminium smelter costs league, 2014 Q4.
14 Source: C1 cash cost curve, Wood Mackenzie Seaborne export thermal coal, energy adjusted, November 2014.
15 Production and earnings information for South Africa Energy Coal is shown on a 100 per cent basis. South32's ownership interest in South Africa Energy Coal is 90 per cent, with the remaining 10 per cent held by minority shareholders, the purchase of which was funded with vendor-financed loans. However, from an accounting perspective, South32's interest in Underlying EBITDA will remain at 100 per cent until such loans are repaid to South32, following which South32's interest in Underlying EBITDA will be 90 per cent.

53
BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32

6.1 Overview of South32 continued

Table 6.6: Illawarra Metallurgical Coal

Illawarra Metallurgical Coal (100 per cent interest) operates three underground metallurgical coal mines near Wollongong in New South Wales, Australia. Metallurgical coal is trucked to Port Kembla or to BlueScope Steel Limited's Port Kembla steelworks. Illawarra Metallurgical Coal is in the second quartile of the industry margin curve based on CY2013 production[16] and its mines have resource lives (inclusive of undeveloped domains) of 41, 15 and 43 years and reserve lives of 25, two and nine years for each of Appin, West Cliff and Dendrobium/Cordeaux respectively.

South32's share of:	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Metallurgical coal production (kt)	3,858	2,614	5,974	6,664	6,621
Energy coal production (kt)	880	741	1,539	1,278	1,305
Underlying EBITDA (US$M)	120	70	135	302	818

Table 6.7: Australia Manganese

Australia Manganese (60 per cent interest) comprises the GEMCO open-cut manganese mine and the TEMCO manganese alloy plant. GEMCO, which is located in the Northern Territory, Australia, is one of the world's lowest-cost manganese ore producers. It exports to customers approximately 90 per cent of its ore product through port facilities at Milner Bay and the balance of the ore is shipped to the TEMCO manganese alloy plant in Bell Bay, Tasmania, Australia. The majority of TEMCO's alloy production is exported to customers in Asia and North America, with the balance of TEMCO's production being sold to steel customers in Australia and New Zealand. GEMCO is in the first cost quartile based on CY2013 production.[17] GEMCO has a resource life of 15 years and a reserve life of 11 years.

100 per cent terms:[18]	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Manganese ore production (kt)	2,499	2,438	4,776	5,027	4,306
Manganese alloy production (kt)	139	123	269	234	198
Underlying EBITDA (US$M)	215	252	505	499	335

Table 6.8: South Africa Manganese

South Africa Manganese comprises the Hotazel Mines, being the Mamatwan open-cut mine and the Wessels underground mine (44.4 per cent effective interest), and the Metalloys plant (60 per cent interest). The Hotazel Mines are located near the town of Kuruman, South Africa. Approximately 75 per cent of the ore processed at the mine results in export saleable product. The remainder of the ore is converted to alloy at the Metalloys plant, which is located near Johannesburg, South Africa. The Metalloys plant is one of the largest manganese alloy producers in the world and exports most of its product to customers in the United States, Europe and Asia. Hotazel Mines is in the third cost quartile based on CY2013 production.[19] Hotazel Mines have resource lives of 24 and 92 years and reserve lives of 18 and 46 years for Mamatwan and Wessels respectively.

100 per cent terms:[20]	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Manganese ore production (kt)	2,056	1,808	3,526	3,490	3,625
Manganese alloy production (kt)	233	180	377	374	404
Underlying EBITDA (US$M)	63	21	120	111	(18)

16 Source: Margin curve (to account for coal quality differentials), Wood Mackenzie Seaborne export metallurgical, November 2014.
17 Source: Site operating costs with value in use adjustment, CRU cost curve, August 2014.
18 Production and earnings information for Australia Manganese is shown on a 100 per cent basis. South32's ownership interest in Australia Manganese is 60 per cent. South32's interest in Underlying EBITDA is 60 per cent.
19 Source: Site operating costs with value in use adjustment, CRU cost curve, August 2014.
20 Production and earnings information for South Africa Manganese is shown on a 100 per cent basis. South32's ownership interest in South Africa Manganese is 60 per cent, except Hotazel Mines which is 44.4 per cent. However, South32's interest in Underlying EBITDA is 60 per cent, except Hotazel Mines which is 54.6 per cent.

54
BHP BILLITON SHAREHOLDER CIRCULAR

6.1 Overview of South32 continued

Table 6.9: Cerro Matoso

Cerro Matoso (99.94 per cent interest) is an open-cut lateritic nickel mine and ferronickel smelter, located near Montelibano, in the Córdoba Department in northern Colombia, which produces high-purity, low-carbon ferronickel granules and is currently one of the largest nickel producers in the world. The product is transported approximately 260 km by road to Cartagena. Cerro Matoso is in the second cost quartile based on CY2013 production,[21] has a resource life of 37 years and a reserve life of 15 years.

South32's share of:	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Nickel production (kt)	21	24	44	51	49
Underlying EBITDA (US$M)	113	43	87	234	417

Table 6.10: Cannington

Cannington (100 per cent interest) is a silver, lead and zinc underground mine and concentrator operation located in northwest Queensland, Australia, approximately 200 km southeast of Mount Isa, and is the world's largest silver producing mine. Concentrate produced at Cannington is trucked to the Yurbi rail loading facility and then railed approximately 800 km to the Port of Townsville for export to customers mainly located in northeast Asia, Europe and Canada. Cannington is in the first cost quartile of silver production based on CY2013 production on a co-product basis,[22] and has a resource life of 22 years and a reserve life of nine years.

South32's share of:	H1 FY2015	H1 FY2014	FY2014	FY2013	FY2012
Silver production (koz)	12,235	12,667	25,161	31,062	34,208
Lead production (kt)	99	94	187	213	239
Zinc production (kt)	37	32	58	56	55
Underlying EBITDA (US$M)	183	272	460	651	893

Details regarding resource and reserve life calculations

Resource life is estimated from the FY2014 Classified Mineral or Coal Resources (as applicable), and as provided in the ASX release titled, 2014 BHP Billiton Annual Report – 25 September 2014 available on the BHP Billiton website at *www.bhpbilliton.com* or the ASX website at *www.asx.com.au*, converted to a run-of-mine basis using historical Mineral or Coal Resources (as applicable) to Ore Reserves conversion factors, divided by the FY2014 run-of-mine production rate on a 100 per cent basis. Weighted average individual mines Mineral or Coal Resources (as applicable) to Ore Reserves conversion factors and run-of-mine tonnages comprise:

- Worsley Alumina: 0.96, 17.4 Mt;
- Brazil Aluminium: 0.99, 17.75 Mt;
- South Africa Energy Coal – all resources: 0.83, 38.05 Mt;
- Illawarra Metallurgical Coal: Appin 0.38, 6.56 Mt, West Cliff 0.38, 2.81 Mt, Dendrobium/Cordeaux 0.34, 3.85 Mt;
- Australia Manganese: 0.69, 8.8 Mt;
- South Africa Manganese: Mamatwan 0.72, 3.2 Mt, Wessels 0.60, 0.9 Mt;
- Cerro Matoso: 0.33, 3.2 Mt;
- Cannington: 1.00, 3.4 Mt.

Resource life calculations are indicative only and do not necessarily reflect future uncertainties such as economic conditions, technical or permitting issues.

Reserve life is calculated based on the current stated Ore Reserves divided by the current approved nominated production rate as at the end of FY2014. For Cannington, estimated Ore Reserves are divided by a declining production rate.

Historical Mineral or Coal Resources to Ore Reserves conversion factors may not be indicative of future conversion factors.

21 Source: C1 cash cost curve, Wood Mackenzie Nickel industry costs league, 2014 Q4.
22 Source: Estimated 2013 silver cost information, AME Group.

55
BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32

6.2 South32 organisational structure

Following the Demerger, South32 intends to adopt a regional organisational structure, as shown in Diagram 6.2. The key aspects of this organisational structure are as follows:

- South32's head office will be in Perth, Australia;
- South32 will operate two regional business hubs for its operations, one in Perth, Australia, which will be co-located with South32's head office, and one in Johannesburg, South Africa;
- South32's centralised marketing function will be based in Singapore;
- South32 intends to have a global shared services centre in Johannesburg, South Africa.

Diagram 6.2: South32 organisational structure


Board
Chief Executive Officer and Executive Director (Perth)
President and Chief Operating Officer Africa (Johannesburg)
President and Chief Operating Officer Australia (Perth)
Chief Financial Officer (Perth)
Chief Commercial Officer (Perth)
Chief Legal Officer & Company Secretary (Perth)
Chief People Officer (Perth)
Mozal Aluminium
Support Functions (Johannesburg)
South Africa Aluminium
South Africa Energy Coal
South Africa Manganese
Worsley Alumina
Support Functions (Perth)
Illawarra Metallurgical Coal
Australia Manganese
Cerro Matoso
Cannington
Financial Support Functions (Perth)
Shared Services Centre (Johannesburg)
Commercial Support Functions (Perth)
Marketing (Singapore)
Brazil Aluminium
Legal Support Functions (Perth)
People Support Functions (Perth)
Corporate
Region
Operated business
Non-operated business
Other

South32's Businesses are generally located in Australia and Africa, which facilitates South32's implementation of a regional organisational model. The regional organisational model involves combining the business units and assets into regional business units, which will reduce a layer of management. More authority will be devolved to regional business units, reducing the size of South32's corporate centre and facilitating greater alignment with regional stakeholders.

A regional organisational structure is considered appropriate for South32 because the majority of its assets are geographically concentrated and because of the generally smaller scale of its operations compared to that of BHP Billiton, which allows for increased support at the regional organisational level, as opposed to the asset organisational level.

This model will involve aggregating functional support, such as finance, supply planning and human resources support, at the regional organisational level. This differs from the operating model employed under BHP Billiton's ownership, where such functional support has been provided at the asset organisational level.

56
BHP BILLITON SHAREHOLDER CIRCULAR

6.3 South32's strategy

South32 intends to maximise value for shareholders by being a safe, lean, responsible and predictable operator of its portfolio of high quality diversified metals and mining assets, and by managing its capital in a disciplined way.

South32 intends to meet these objectives by pursuing the following strategic priorities:

- **Establish a distinctive, powerful culture and identity.** South32 is proud of its BHP Billiton heritage but will create a new and independent culture and identity suited to its scale and requirements. South32 intends to adopt a flexible, agile and entrepreneurial approach designed to maximise the value of its assets. This approach will seek to foster a culture of innovation and continuous improvement.
- **Enhance environmental, health, safety and social programs.** South32 recognises that all stakeholders benefit from a sustainable business and considers it a strategic priority to enhance its environmental, health, safety and social programs for the benefit of employees, host communities and governments.
- **Embed an efficient operating model that is aggregated at the regional level.** South32's operating model will be designed to ensure that each asset is operated in the most efficient manner. An important aspect of the South32 operating model is the regional organisational structure, which is described in Section 6.2, and is expected to help drive more efficient and productive operations.
- **Reduce costs and improve productivity.** South32's assets have benefited from the structured and focused approach to productivity pursued by BHP Billiton. South32's lean operating model and performance-oriented culture offer the potential for additional gains, which may further enhance the already competitive position of South32's assets.
- **Create strong alignment with investors.** South32 will adopt a simple approach to manage its capital, with a view to generating strong cash returns. South32 will, in a manner consistent with its dividend policy described in Section 6.5, seek to return a proportion of Underlying Earnings as dividends. Other alternatives including special dividends, share buy-backs and high return investment opportunities will compete for excess capital.
- **Develop and pursue investment opportunities.** South32 will rigorously evaluate and only pursue high quality investment options that meet strict financial criteria, including the low-cost, value accretive brownfield investment options that are embedded in its existing assets.
- **Continually seek to optimise the portfolio.** South32 intends to continuously assess the make-up of its diverse portfolio of assets to ensure its capital is being deployed in the most efficient manner.

6.4 Key strengths

(a) A significant diversified metals and mining company

The South32 Businesses have a significant presence in each of its major commodities. This includes being the world's largest producer of manganese ore, a top producer of silver and manganese alloy, and one of the world's largest ferronickel producers.

With operations spread across five countries and producing 10 commodities, South32's diversification reduces its sensitivity to the price volatility of individual commodities and its reliance on individual operations, customers and regions.

Chart 6.1: Diversification of South32 revenue and Underlying EBITDA[a]



Commodity
Location of operations
Location of customers
Nickel 7%
Met. Coal 11%
Silver Lead Zinc 13%
Manganese ore and alloy 15%
Energy Coal 15%
Alumina Aluminium 39%
Nickel 5%
Met. Coal 8%
Silver Lead Zinc 26%
Manganese ore and alloy 21%
Energy Coal 11%
Alumina Aluminium 29%
South America 13%
Southern Africa 43%
Australia 44%
South America 12%
Southern Africa 29%
Australia 59%
Americas 7%
Australia 9%
Southern Africa 12%
Other Europe 6%
Germany 2%
UK 3%
Italy 4%
Belgium 4%
Switzerland 7%
Other Asia 9%
Singapore 5%
South Korea 6%
India 7%
Japan 8%
China 11%
Revenue
Underlying EBITDA
Revenue[b]
Underlying EBITDA
Revenue

(a) Based on FY2014. Underlying EBITDA represents South32's accounting policy. Manganese revenue and Underlying EBITDA presented on a proportional consolidation (60 per cent) basis.
(b) Includes inter-segment revenue.

57
BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32
6.4 Key strengths continued
(b) A high-quality, well-managed portfolio with competitively positioned assets
South32 will have a number of large assets, the majority of which are competitively positioned in the first or second quartile of their respective industry cost curves. For example, Worsley Alumina is one of the largest and lowest-cost global alumina refineries. South32’s operated assets benefit from having historically been managed and maintained in accordance with BHP Billiton’s standards and practices.
Recently completed projects include investments in Australia Manganese, completed in 2013, Worsley Alumina, completed in 2013, and South Africa Energy Coal, completed in 2010.
Chart 6.2: South32 total capital expenditure (a) over past 10 years
US$ billion
3.0 2.5 2.0 1.5 1.0 0.5 0.0
FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014
(a) The capital expenditure for FY2012 to FY2014 is based on historical combined financial information for South32 included in Annexure 1 of the South32 Listing Document. For the period FY2005 to FY2011 the capital expenditure is based on information previously published by BHP Billiton as unaudited supplementary financial information released as part of BHP Billiton’s results announcements.
(c) Meaningful reserve and resource lives
Many of South32’s assets have significant reserve lives, which positions South32 to sustain production from existing assets without the immediate need for material incremental capital expenditure to extend mine lives. These reserve lives are complemented by material incremental resources with the potential to further extend mine lives.
Table 6.11: South32 reserve lives and resource lives
Reserve life (years) (a)
Resource life (years) (b)
Worsley Alumina 17 63
Brazil Aluminium 6 29
South Africa Energy Coal (c) 6, 6, 21, 23 103, 12, 42, 34
Illawarra Metallurgical Coal (d) 25, 2, 9 41, 15, 43
Australia Manganese 11 15
South Africa Manganese (e) 18, 46 24, 92
Cerro Matoso 15 37
Cannington 9 22
(a) Estimated Ore Reserves divided by the current approved nominated production rate as at the end of FY2014. For Cannington, estimated Ore Reserves are divided by a declining production rate.
(b) Resource life is estimated from the FY2014 Classified Mineral or Coal Resources (as applicable), and provided in the ASX release titled, 2014 BHP Billiton Annual Report – 25 September 2014 available on the BHP Billiton website at www.bhpbilliton.com or on the ASX website at www.asx.com.au, converted to a run-of-mine basis using historical Mineral or Coal Resources (as applicable) to Ore Reserves conversion factors, divided by the FY2014 run-of-mine production rate on a 100 per cent basis. Details regarding resource and reserve life calculations are set out in Section 6.1.
(c) Lives shown for four mines: Khutala, Klipspruit, Wolvekrans and Middelburg respectively. Khutala Coal Resource life is inclusive of undeveloped domains.
(d) Lives shown for three mines: Appin, West Cliff and Dendrobium respectively. Dendrobium Coal Resource life is inclusive of Cordeaux resources. All resource lives are inclusive of undeveloped domains.
(e) Lives shown for two mines: Mamatwan and Wessels respectively.

BHP BILLITON SHAREHOLDER CIRCULAR

6.4 Key strengths continued
(d) Cash generative business
Over the last three years, the South32 Group has generated cash flow in excess of both investment and sustaining capital expenditure, despite falling commodity prices.
Chart 6.3: South32 historical combined cash generation and capital expenditure
US$ billion
3.0 2.5 2.0 1.5 1.0 0.5 0.0
FY2012 FY2013 FY2014
Cash from operations (a) Total capital expenditure Net operating cash flow (b)
(a) Cash generated from operations including dividends received (including from equity accounted investments).
(b) Net operating cash flows before financing activities and tax and after capital expenditure. On a pro forma basis, net operating cash flows before financing activities and tax and after capital expenditure would be US$1,035 million in FY2014, US$982 million in FY2013 and US$964 million in FY2012 (as extracted from Section 6.7(c), Table 6.14).
(e) A financial position that provides strength and flexibility
South32 expects to have the financial strength and flexibility to implement its strategic objectives of returning cash to shareholders and investing in value accretive opportunities.
On implementation of the Demerger, South32 is expected to have net debt of US$674 million, including finance leases (based on pro forma net debt as at 31 December 2014). South32 will have a committed US$1.5 billion credit facility from a syndicate of international banks. Refer to Section 6.7 for further details.
South32 will target an investment grade credit rating throughout the cycle, with financial policies in place to safeguard its balance sheet strength and flexibility.
A range of potential projects are available to South32. Subject to further studies and pending South32 Board and management approvals, potential projects include:
Klipspruit Extension (South Africa Energy Coal): A life extension project for the Klipspruit open cast, export oriented mine.
Khutala Life Extension (South Africa Energy Coal): A proposed life extension project for the existing Khutala Colliery, including the replacement of underground volumes with production from one or more surface mines.
Cannington mine life extension (Cannington): In the past, a number of studies have been undertaken into a possible open-cut development at Cannington. South32 management will carefully assess alternatives for effectively exploiting this significant resource.

BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32
6.4 Key strengths continued
(f) An experienced and capable South32 Board and management team with a clear strategy to drive operational performance
South32 will benefit from a dedicated South32 Board and management team leading the execution and implementation of a tailored operating strategy.
South32’s management has a broad range of mining, commercial, exploration and financial experience. The South32 senior management team set out in Section 6.6(b) has an average of 18 years of metals and mining experience, with members of the team having a track record of generating earnings improvements through cost management, productivity improvements and value accretive investments, both in roles with BHP Billiton and with other organisations. The team will have a near-term focus on cash flow and will seek to increase shareholder value by enhancing efficiency with a drive towards lean operating and project development outcomes and by remaining financially disciplined.
Although operating independently after implementation of the Demerger (subject to limited transitional arrangements), South32 intends to maintain the same commitment to safe, reliable and sustainable operations as that of BHP Billiton.
(g) A tailored operating model that allows targeted asset management
The regional organisational model involves combining the business units and assets into regional business units, which will reduce a layer of management. This will allow focused decision-making that is responsive to, and tailored for, regional needs. Further, operating with more authority devolved to regional business units will allow South32 to reduce the size of its corporate centre and facilitate greater alignment with its regional stakeholders. This will allow South32 to work towards better decision-making and is expected to facilitate cost reduction over the coming years.
6.5 South32’s dividend policy
The South32 dividend policy will be determined by the South32 Board at its discretion, having regard to South32’s first two priorities for cash flow, being a commitment to maintain safe and reliable operations and an intention to maintain an investment grade credit rating through the cycle.
South32 intends to distribute a minimum of 40 per cent of Underlying Earnings as dividends to its shareholders following each six month reporting period. Consistent with South32’s priorities for cash flow and commitment to maximise total shareholder returns, other alternatives including special dividends, share buy-backs and high return investment opportunities will compete for excess capital.
South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which a dividend can be franked will depend on South32’s franking account balance (which immediately following the Demerger will be nil) and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the Demerger. The timing of South32’s Australian income tax payments may also impact its capacity to frank any dividend declared for the half year ending 31 December 2015. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any), as these will depend on future events and circumstances.
South32 does not intend to pay a dividend for the period ending 30 June 2015, which will conclude only one month after the implementation of the Demerger.
6.6 Board, senior management and corporate governance
Following implementation of the Demerger, South32 will have a board of directors and a senior management team with the combined skill and experience to discharge their respective responsibilities in a publicly listed, global, diversified metals and mining company.
In determining the number of South32 Directors, the workload of the South32 Board and its committees and the skills and experiences necessary to effectively govern South32 have been taken into account. Directors have been sought who together reflect industry expertise in the mining, refining, smelting and processing areas, as well as experience in the five countries in which South32 has assets and the jurisdictions where South32 Shares will be listed. It is intended that the initial composition of the South32 Board following the Demerger will reflect a range of geographical backgrounds, including Australia, South Africa and the United Kingdom. Regard has also been had for the need for diversity, in its broadest context.

BHP BILLITON SHAREHOLDER CIRCULAR

6.6 Board, senior management and corporate governance continued

David Crawford will be the Chairman of South32. The appointment has regard to Mr Crawford's deep governance experience, including his skill and experience in the areas of risk and financial controls both in the metals and mining sector and other industries, which are considered particularly important in the early years of South32's life. Keith Rumble and Xolani Mkhwanazi have also been asked to join the South32 Board as Non-executive Directors. Both have deep commercial experience in both the metals and mining sector and in the regions where South32 will operate, especially South Africa.

Graham Kerr will lead South32 as its first Chief Executive Officer. Mr Kerr has been a long-term employee of BHP Billiton with his most recent assignment as being Chief Financial Officer. In addition to his financial expertise he brings operational experience, having run one of BHP Billiton's businesses based in the United Kingdom and Canada. He has participated in BHP Billiton's extensive talent and development programs for many years. His leadership skills have been recognised, as has his potential to succeed to the most senior leadership roles. He takes with him BHP Billiton's commitment to health and safety and its rigorous financial and operational disciplines.

Other members of the executive team who will leave BHP Billiton and join South32 (Brendan Harris, Ricus Grimbeek, Mike Fraser and Nicole Duncan) have all participated in BHP Billiton's talent and development programs. They have been selected for the respective operational and functional skills they will bring to their new roles and for their alignment with BHP Billiton's charter values. They are considered the best people for these crucial roles.

Biographies for these proposed directors and senior management of South32 are set out below.

South32 intends to appoint additional Non-executive Directors in time.

As part of its commitment to South Africa, South32 has given undertakings to the FinSurv Department that, among other things, the South32 Board and management team of South32 will include strong South African representation, South32 Board meetings will be regularly convened in South Africa and South32's African operations will be managed from a regional head office in South Africa.

(a) Board

As recommended by the ASX guidelines, the new South32 Board will comprise a majority of Independent Non-executive Directors.

As at the date of this document, the known members of the South32 Board at the ASX Listing Date are:

Table 6.12: South32 Directors

Name	Age	Nationality	Position
David Crawford	71	Australian	Chairman and Independent Non-executive Director
Graham Kerr	43	Australian	Chief Executive Officer and Executive Director
Keith Rumble	60	South African	Independent Non-executive Director
Xolani Mkhwanazi	59	South African	Non-executive Director

David Crawford AO, BComm, LLB, FCA, FCPA, 71
Chairman and Independent Non-executive Director
Mr Crawford will be the Chairman of South32.

Mr Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants.

Other directorships and offices (current and recent):

- Chairman of Australia Pacific Airports Corporation Limited (since May 2012).
- Chairman of Lend Lease Corporation Limited (since May 2003) and director (since July 2001).
- Former Director of BHP Billiton Limited (from May 1994 to November 2014) and BHP Billiton Plc (from June 2001 to November 2014).
- Former Chairman (from November 2007 to December 2011) and former director (from August 2001 to December 2011) of Foster's Group Limited.

61
BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32
6.6 Board, senior management and corporate governance continued
Graham Kerr, BBus, FCPA, 43
Chief Executive Officer and Executive Director
Mr Kerr joined BHP Billiton in 1994 and was appointed Chief Financial Officer in November 2011. Mr Kerr retired from the BHP Billiton Group Management Committee and as Chief Financial Officer of BHP Billiton on 1 October 2014. Prior to his appointment as Chief Financial Officer of BHP Billiton, Mr Kerr was President of Diamonds and Specialty Products. Mr Kerr has worked in a wide range of operational and commercial roles across the BHP Billiton Group.
As President of Diamonds and Specialty Products, Mr Kerr was accountable for the EKATI Diamond Mine in Canada, the Richards Bay Minerals Joint Venture in South Africa, diamonds exploration in Angola, the Corridor Sands Project in Mozambique and the development of BHP Billiton’s potash portfolio in Canada. Prior to that Mr Kerr held the positions of Chief Financial Officer of Stainless Steel Materials, Vice President Finance BHP Billiton Diamonds and Finance Director for the BHP Canadian Diamonds Company. In 2004 Mr Kerr left BHP Billiton for a two-year period when he was General Manager Commercial for Iluka Resources Ltd.
Keith Rumble, BSc, MSc (Geology), 60
Independent Non-executive Director
Mr Rumble was previously Chief Executive Officer of SUN Mining, a wholly-owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has more than 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. Mr Rumble began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996. Mr Rumble will retire from the BHP Billiton Board at or around the time of the Shareholders vote on the Demerger Resolution. Other directorships and offices (current and recent):
Director (non-executive) of BHP Billiton Limited and BHP Billiton Plc (since September 2008).
Director of Enzyme Technologies (Pty) Limited (since September 2011).
Director of Elite Wealth (Pty) Limited (since August 2010).
Board of Governors of Rhodes University (since April 2005).
Trustee of the World Wildlife Fund, South Africa (since October 2006).
Former director of Aveng Group Limited (from September 2009 to December 2011).
Xolani Mkhwanazi, BSc, MSc, PhD (Applied Physics), 59
Non-executive Director
Dr Mkhwanazi joined BHP Billiton in February 2005 as President and Chief Operating Officer South Africa Aluminium. Dr Mkhwanazi was appointed Chairman of BHP Billiton in South Africa in 2009. Dr Mkhwanazi previously served as Chief Executive Officer of Bateman Africa Ltd and the National Electricity Regulator. Prior to that, he held senior positions at the Council for Scientific and Industrial Research. During this period, he played a key role in the formulation of South African National Science and Technology Policy. In his early career, Dr Mkhwanazi was a Senior Scientist at the Atomic Energy Corporation and Head of the Physics Department at the University of Swaziland.
(b) Senior management
South32 will be led by an experienced management team that has a deep understanding of South32’s business. Key members of South32’s senior management will include:
Graham Kerr, BBus, FCPA, 43
Director and Chief Executive Officer
In August 2014, Mr Kerr was appointed as Chief Executive Officer designate of South32. Information about Mr Kerr is contained in Section 6.6(a).
Brendan Harris, BSc, 43
Chief Financial Officer
Mr Harris joined BHP Billiton as Vice President Investor Relations Australasia in July 2010 and was appointed Head of Investor Relations in July 2011. Prior to joining BHP Billiton he held various roles in investment banking over almost a decade including Executive Director Metals and Mining Research, Macquarie Equities, where he had primary responsibility for Australian listed metals and mining research. During Mr Harris’ early career as an exploration geologist he was involved in iron ore exploration in the Pilbara region of Western Australia with Robe River Iron Associates and gold and base metals exploration in the Gawler Craton in South Australia. Mr Harris also gained experience with Western Geophysical in Perth, Western Australia where he participated in the reprocessing of seismic data. Mr Harris holds a Bachelor of Science in geology and geophysics.

BHP BILLITON SHAREHOLDER CIRCULAR

6.6 Board, senior management and corporate governance continued
Ricus Grimbeek, BEng, 45
President and Chief Operating Officer Australia
Mr Grimbeek joined BHP Billiton in February 1992 as a Mining Engineer in training. Mr Grimbeek’s career has spanned numerous technical and operating roles within and outside the company including time as the Executive Vice President Mining for Lonmin Platinum. Mr Grimbeek was the Head of Group HSEC from April 2009 to October 2011 and President and Chief Operating Officer of the EKATI Diamond Mine in Canada from May 2007 to March 2009. In November 2011, he was appointed Asset President, Worsley. Mr Grimbeek holds a Mining Engineering degree from the University of Pretoria, an Advanced Certificate in Mine Ventilation from the Chamber of Mines.
Mike Fraser, BComm, MBL, 49
President and Chief Operating Officer Africa
Mr Fraser joined BHP Billiton in January 2000 as Head of Compensation and Benefits. Mr Fraser was appointed President, Human Resources and a member of the Group Management Committee in August 2013. Previously Mr Fraser led BHP Billiton’s Mozal operation in Mozambique as Asset President from September 2009 to October 2012. Prior to taking up this role Mr Fraser worked across a number of roles in BHP Billiton’s Coal, Manganese and Aluminium businesses in a number of geographies. Prior to joining BHP Billiton Mr Fraser held a variety of leadership roles in a large internationally diversified industrial business. Mr Fraser holds a Master of Business Leadership and a Bachelor of Commerce from the University of South Africa.
Nicole Duncan, BA (Hons), LLB, 43
Chief Legal Officer and Company Secretary
Ms Duncan joined BHP Billiton in July 2000 as a Counsel in Group Legal and was appointed Vice President, Company Secretariat in September 2013. Prior to this role, Ms Duncan held various legal and commercial roles within BHP Billiton. Ms Duncan was Vice President, Supply, Group Information Management from October 2011 to August 2013. Previously, Ms Duncan held the role of Senior Manager, Group Legal, supporting the marketing function and prior to that, played a key role in operations, major expansions and merger and acquisition projects. Prior to joining BHP Billiton, she was a lawyer at Ashurst (formerly Blake Dawson Waldron) in Melbourne. Ms Duncan graduated from the Australian National University with a degree in Law and an Honours degree in History.
(c) Employees
Immediately following the Demerger, South32 will have a workforce totalling approximately 27,000 people globally. As at
31 December 2014, South32 employed approximately 15,000 employees in the businesses, assets and offices to be managed by the new entity. Additionally, approximately 12,000 contractors were engaged by these same operations.
(d) Corporate governance
Immediately following the Demerger, the South32 Board’s processes, resources, committee structures and general operation will be broadly consistent with those existing for BHP Billiton prior to the Demerger.
Further details of South32’s key policies and practices and the charters for the South32 Board and each of its committees are available in the South32 Listing Document, which can be found on the BHP Billiton website www.bhpbilliton.com/demerger.
6.7 South32 pro forma historical financial information
Section 6.7, Appendix 2 and Appendix 3 contain pro forma historical financial information of South32 (South32 pro forma historical financial information) including:
South32 summary pro forma historical consolidated income statements for H1 FY2015, FY2014, FY2013 and FY2012;
South32 summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure for H1 FY2015, FY2014, FY2013 and FY2012;
South32 pro forma historical consolidated balance sheet as at 31 December 2014.
References to South32 pro forma historical financial information are references to the pro forma historical consolidated financial information of South32 during the relevant period or at the relevant time, being the businesses that are being transferred and restructured to form South32, which is proposed to be demerged to BHP Billiton Shareholders. Reference to South32 pro forma historical financial information refers to South32 on a consolidated basis.
The South32 pro forma historical financial information in Section 6.7 is presented in an abbreviated form and does not contain all the disclosures required by IFRS and the Corporations Act.
The Independent Accountant has prepared an Independent Accountant’s Report in respect of the South32 pro forma historical financial information, a copy of which is included in Section 9. The comments made in relation to the scope and limitations in this report should be noted.

BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32
6.7 South32 pro forma historical financial information continued
Section 6.7 should also be read in conjunction with the risks to which the Demerger and South32 are subject as set out in Sections 4.4 and 6.8. All amounts disclosed in tables are expressed in millions of US dollars and, unless otherwise noted, are rounded to the nearest million dollars.
(a) Basis of preparation
The South32 pro forma historical financial information has been prepared and is intended for illustrative purposes only and addresses a hypothetical situation and therefore does not purport to reflect the actual financial performance or the actual financial position that South32 would have obtained if South32 had operated as a standalone entity for the periods presented. Further, the information is not necessarily indicative of the results South32 expects in future periods, for reasons including:
South32 did not operate independently of BHP Billiton during the periods for which South32 pro forma historical financial information is presented;
South32 pro forma historical financial information includes allocations to South32 of certain corporate expenses incurred by BHP Billiton and directly attributable to South32;
South32 pro forma historical financial information may not reflect the strategies or operations that South32 may have followed or undertaken had it acted as a standalone entity rather than as part of BHP Billiton;
the financing arrangements under which South32 operated during the periods presented do not reflect the anticipated financing arrangements of South32 following the Demerger;
the application of tax laws in relation to the assets and operations of South32 under BHP Billiton ownership may not reflect the application of tax laws to South32. This will include the tax consequences of tax elections that may be made by South32, including but not limited, to the formation and operation of South32’s own Australian tax consolidated group. Taxation expense reflects the tax charges recorded in the underlying income statements of South32 which have been affected by the tax sharing arrangements within BHP Billiton and are not necessarily representative of the tax charges that would have been reported had South32 been an independent group throughout the relevant periods;
South32 may have been exposed to different risks had it operated as a standalone entity rather than as part of BHP Billiton. The South32 pro forma historical financial information has been derived from and should be read in conjunction with the historical combined financial information of South32 contained in Annexures 1 and 2 of the South32 Listing Document. South32’s pro forma historical financial information has been prepared in accordance with:
the recognition and measurement principles prescribed in IFRS except that these standards do not provide for the preparation or reporting of pro forma financial information;
accounting policies including the basis of preparation adopted by South32 as set out in note 1 ‘Accounting policies’ to the historical combined financial information in Annexure 1 and 2 of the South32 Listing Document.
The summary pro forma historical consolidated income statements and consolidated cash flow statements have been prepared on the basis that South32 moved to joint control of South Africa Manganese and Australia Manganese, which are co-owned with Anglo American Plc, (Manganese Business) and the impact of the Demerger (including adjustments to reflect the reversal of intercompany net financing costs and dividends), as if they had occurred at 1 July 2011. Historically, financial results of the Manganese Business have been included on a consolidated basis with recognition of a non-controlling interest. In contemplation of the Demerger, BHP Billiton and Anglo American Plc agreed to make certain changes to the agreement that governs their interests in the Manganese Business. For accounting purposes, BHP Billiton and Anglo American Plc are taken to share joint control of the Manganese Business from 2 March 2015. BHP Billiton has discontinued consolidation of the Manganese Business and accounts for its equity interest as an equity accounted joint venture.
No pro forma adjustments have been made to South32’s pro forma historical consolidated income statements or cash flow statements to reflect the anticipated additional corporate overhead costs or savings of South32 operating as a standalone entity. See Sections 4.2 and 4.3 for further details on corporate overhead costs or savings.
The pro forma historical consolidated cash flow statements in Section 6.7 has been presented to net operating cash flows before financing activities and tax and after capital expenditure, as following the Demerger South32’s cash flows could be significantly altered due to a different tax and financing profile as a result of South32 operating on a standalone basis. The South32 pro forma historical consolidated balance sheet have been prepared on the basis that the Demerger was effected and completed on 31 December 2014 and that the South32 assets and liabilities have been transferred from BHP Billiton to South32 at their historical book value on a consolidated basis with pro forma adjustments made to reflect:
the move to joint control of the Manganese Business referred to above as if it had occurred on 31 December 2014;
settlement of intercompany balances between South32 and BHP Billiton through the issue of South32 Shares to South32 shareholders in conjunction with cash settlements;
tax adjustments that reflect the exit of relevant South32 entities from the BHP Billiton tax consolidated groups on preparation for and implementation of the Demerger and subsequent formation of the South32 tax consolidated group;
Demerger related set up costs to be incurred by South32 after the Demerger takes effect.

BHP BILLITON SHAREHOLDER CIRCULAR

6.7 South32 pro forma historical financial information continued

(b) South32 summary pro forma historical consolidated income statements

The South32 summary pro forma historical consolidated income statements for H1 FY2015, FY2014, FY2013 and FY2012 are as follows:

Table 6.13: South32 summary pro forma historical consolidated income statements

US$M	H1 FY2015	FY2014	FY2013	FY2012
Revenue	4,089	8,344	9,926	11,683
Other income	150	269	136	33
Expenses excluding net finance costs	(3,550)	(8,338)	(11,536)	(9,783)
Share of operating profit/(loss) of equity accounted investments [a]	35	62	88	(88)
Profit/(loss) from operations	**724**	**337**	**(1,386)**	**1,845**
Net finance costs	5	(187)	(122)	(70)
Taxation expense	(423)	(47)	(56)	(505)
Profit/(loss) after taxation	**306**	**103**	**(1,564)**	**1,270**
Basic earnings per share (US cents) [b]	5.75	1.93	(29.38)	23.85
Other financial information				
Profit/(loss) from operations	**724**	**337**	**(1,386)**	**1,845**
Earnings adjustments to derive Underlying EBIT	(76)	323	2,149	(168)
Underlying EBIT [c]	**648**	**660**	**763**	**1,677**
Depreciation and amortisation	417	823	848	806
Underlying EBITDA [c]	**1,065**	**1,483**	**1,611**	**2,483**
Profit/(loss) after taxation	**306**	**103**	**(1,564)**	**1,270**
Earnings adjustments after taxation	136	343	2,082	(139)
Underlying Earnings [c]	**442**	**446**	**518**	**1,131**
Underlying basic earnings per share (US cents) [c]	8.30	8.38	9.73	21.24

(a) The share of operating profit/(loss) of equity accounted investments includes the Manganese Business operations which were previously consolidated.
(b) The number of shares used for the purpose of calculating earnings per share is 5,324 million.
(c) Underlying Earnings, Underlying EBIT and Underlying EBITDA are defined and explained in the 'Presentation of Financial Information' in the Important notices of this document.

See Section 2 of Appendix 2 for the reconciliation of the pro forma adjustments made to the South32 pro forma historical consolidated income statement.

65
BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32

6.7 South32 pro forma historical financial information continued

(c) South32 summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure

The South32 summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure for H1 FY2015, FY2014, FY2013 and FY2012 are as follows:

Table 6.14: South32 summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure

US$M	H1 FY2015	FY2014	FY2013	FY2012
Profit/(loss) from operations	**724**	**337**	**(1,386)**	**1,845**
Other non-cash items	445	1,129	3,038	852
Profit/(loss) from equity accounted investments	(35)	(62)	(88)	88
Change in working capital	(205)	15	83	(255)
Cash generated from operations	**929**	**1,419**	**1,647**	**2,530**
Dividends received (including equity accounted investments)	131	206	99	75
Capital expenditure	(317)	(590)	(764)	(1,641)
Net operating cash flows before financing activities and tax and after capital expenditure	**743**	**1,035**	**982**	**964**

See Section 4 of Appendix 2 for the reconciliation of the pro forma adjustments made to the South32 pro forma historical consolidated cash flow statement.

Following the Demerger, South32, operating as a standalone entity, will incur additional corporate and financing costs and benefit from savings from the implementation of the regional organisational model (see Sections 4.2(c) and 4.3(c)). Adjustments have not been made to reflect the impacts of these items and the impact of financing costs and taxation across the historical periods presented, as South32's corporate and operating structure, financing facilities, tax arrangements and capital structure following the Demerger may be significantly different to the arrangements in place during the periods presented.

66
BHP BILLITON SHAREHOLDER CIRCULAR

6.7 South32 pro forma historical financial information continued

(d) South32 pro forma historical consolidated balance sheet

Table 6.15 sets out South32's pro forma historical consolidated balance sheet as at 31 December 2014. For the purpose of presenting the pro forma historical consolidated balance sheet, it has been assumed that the Demerger was effected and completed on 31 December 2014.

Table 6.15: South32 pro forma historical consolidated balance sheet

US$M	South32 combined balance sheet 31 December 2014[a]	Change of control in Manganese Business: Removal of consolidated balances[b]	Change of control in Manganese Business: Equity accounted interest[c]	Inter-company settlement and debt drawdown[d]	South32 set up costs[e]	Tax consolidation[f]	South32 pro forma 31 December 2014
ASSETS							
Current assets							
Cash and cash equivalents	459	(43)	–	59	(111)	–	364
Trade and other receivables	1,098	(139)	–	–	–	–	959
Receivable from BHP Billiton	9,508	(295)	–	(9,213)	–	–	–
Receivable from related party	–	–	60	–	–	–	60
Other financial assets	15	–	–	–	–	–	15
Inventories	1,406	(382)	–	–	–	–	1,024
Current tax assets	107	–	–	–	–	–	107
Other	37	(11)	–	–	–	–	26
Total current assets	**12,630**	**(870)**	**60**	**(9,154)**	**(111)**	**–**	**2,555**
Non-current assets							
Trade and other receivables	185	(4)	–	–	–	–	181
Receivables from related party	–	–	240	–	–	–	240
Other financial assets	508	(158)	–	–	–	–	350
Investments accounted for using the equity method	13	–	3,027	–	–	–	3,040
Inventories	60	–	–	–	–	–	60
Property, plant and equipment	12,220	(1,907)	–	18	22	–	10,353
Intangible assets	290	(74)	–	90	–	–	306
Deferred tax assets	801	(43)	–	–	–	(174)	584
Other	16	–	–	–	–	–	16
Total non-current assets	**14,093**	**(2,186)**	**3,267**	**108**	**22**	**(174)**	**15,130**
Total assets	**26,723**	**(3,056)**	**3,327**	**(9,046)**	**(89)**	**(174)**	**17,685**
LIABILITIES							
Current liabilities							
Trade and other payables	1,232	(228)	–	–	–	–	1,004
Payable to BHP Billiton	41	(2)	–	(39)	–	–	–
Interest bearing liabilities	136	(4)	–	150	–	–	282
Other financial liabilities	6	–	–	–	–	–	6
Current tax payables	104	(30)	–	–	(23)	28	79
Provisions	413	(52)	–	–	–	–	361
Deferred income	4	(1)	–	–	–	–	3
Total current liabilities	**1,936**	**(317)**	**–**	**111**	**(23)**	**28**	**1,735**

67

BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32

6.7 South32 pro forma historical financial information continued

US$M	South32 combined balance sheet 31 December 2014[a]	Change of control in Manganese Business: Removal of consolidated balances[b]	Change of control in Manganese Business: Equity accounted interest[c]	Inter-company settlement and debt drawdown[d]	South32 set up costs[e]	Tax consolidation[f]	South32 pro forma 31 December 2014
Non-current liabilities							
Trade and other payables	34	–	–	–	–	–	34
Interest bearing liabilities	877	(135)	–	–	–	–	742
Interest bearing liabilities payable to BHP Billiton	3,728	–	–	(3,728)	–	–	–
Other financial liabilities	18	–	–	–	–	–	18
Deferred tax liabilities	569	(26)	–	–	–	127	670
Provisions	2,010	(478)	–	–	–	–	1,532
Deferred income	4	–	–	–	–	–	4
Total non-current liabilities	**7,240**	**(639)**	**–**	**(3,728)**	**–**	**127**	**3,000**
Total liabilities	**9,176**	**(956)**	**–**	**(3,617)**	**(23)**	**155**	**4,735**
Net assets	**17,547**	**(2,100)**	**3,327**	**(5,429)**	**(66)**	**(329)**	**12,950**
INVESTED CAPITAL							
Invested capital attributable to members of South32	16,710	(1,263)	3,327	(5,429)	(66)	(329)	12,950
Invested capital attributable to non-controlling interests	837	(837)	–	–	–	–	–
Total invested capital	**17,547**	**(2,100)**	**3,327**	**(5,429)**	**(66)**	**(329)**	**12,950**

(a) South32's historical combined balance sheet has been extracted, without material adjustment from the historical combined financial information in Annexure 2 of the South32 Listing Document (refer to discussion in Section 6.7(g)(1) for transfer of assets and liabilities at existing book value).
(b) Pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the joint venture agreement were effective on 31 December 2014. This information has been extracted, without material adjustment from the underlying accounting records of South32.
(c) This adjustment represents the fair value of the equity accounted investment in the Manganese Business as at 2 March 2015, the date the change of control became effective as disclosed in note 10 'Subsequent events' of Annexure 2 of the South32 Listing Document.
(d) This adjustment represents the settlement of net intercompany balances sourced from the South32 historical combined balance sheet (less the Manganese Business), the transfer of property, plant and equipment of US$18 million and intangible assets of US$90 million relating to the capital spend incurred by BHP Billiton on information technology infrastructure and corporate facilities for South32. The settlement of net intercompany receivables with BHP Billiton of US$5,446 million (current receivables of US$9,213 million, current payables of US$39 million and non-current interest bearing liabilities payable of US$3,728 million) will be by a return of South32 capital of US$5,429 million and cash settlements. The cash settlement amount of US$59 million is calculated to provide South32 with a target net cash and interest bearing liabilities position and assumes an indicative drawdown of US$150 million from available debt facilities.
(e) The adjustment made to cash reflects South32 set up costs associated with the Demerger to be incurred by South32 after the Demerger. These totals primarily include infrastructure technology set up costs and relocation costs as well as costs incurred under transitional service arrangements but exclude debt establishment fees.
(f) As a consequence of the Demerger, South32 is required by Australian tax legislation to exit BHP Billiton's existing Australian tax consolidated groups and re-consolidate in its own, new Australian tax consolidated group. As a result, certain deferred tax assets will reduce due to the resetting of the tax bases of certain tangible and intangible assets. It is expected that there will be a step down in the South32 cost base for income tax and/or capital gains tax of US$1,460 million that results in a reduction in South32's deferred tax assets of US$174 million, a deferred tax liability of US$127 million and a current tax liability of US$28 million. The pro forma adjustment is based on the South32 Directors' best estimate of the value of tax cost bases at the effective date of the tax consolidation. See Section 6.7(h) for more details. Of the US$329 million, US$253 million is recorded in BHP Billiton's income statement prior to the Demerger.

68
BHP BILLITON SHAREHOLDER CIRCULAR

6.7 South32 pro forma historical financial information continued
(e) Debt facilities
Prior to the Demerger, the South32 Group was funded by a combination of internal cash flows, working capital facilities and intercompany loans provided by BHP Billiton which have been funded by a combination of cash and short and long-term debt. If the Demerger proceeds, ongoing funding for South32’s Businesses is expected to be provided in the same way: a combination of cash generated by the South32 Businesses, working capital facilities, and intercompany loans provided by South32 which may be funded by a combination of cash, short and long-term debt and equity market raisings.
As at the date of the document, a new multicurrency revolving syndicated loan facility (Facility) has been executed by all parties and the Facility is committed subject to various conditions being satisfied, including those summarised below. At the time the Demerger is implemented, South32 will have access to the Facility which may be used to fund its opening cash position. The Facility contains market standard terms and conditions for a facility of this nature. The key terms of the Facility are as follows:
Table 6.16: Facility summary
Facility type Multicurrency revolving syndicated facility.
Currencies US dollar or optional currencies, including Australian dollar and Euro.
Commitments and maturities Commitment Maturity date US$1.5 billion Five years after the date of the agreement plus two one year extension options for those lenders which agree to extend.
Applicable interest rates Base rate plus a margin which has been agreed at current commercial rates. The applicable base rates include:
LIBOR for a loan in US dollars;
BBSW for a loan in Australian dollars;
EURIBOR for a loan in Euros.
Conditions precedent to initial drawdown The Facility contains conditions precedent to initial drawdown that are customary for a facility of this nature and other conditions precedent which relate to the implementation of the Demerger and listing of South32 on the ASX.
Events of default The Facility contains customary events of default including, but not limited to, payment default, breach of representation, breach of financial covenant and cross-default.
Mandatory prepayment and cancellation events The Facility includes customary mandatory prepayment and cancellation events, including a change of control provision which in certain circumstances allow a lender to cancel its commitments under the Facility and require full prepayment of amounts outstanding under the Facility.
Covenants The Facility contains a single financial covenant and undertakings which are customary for a facility of this nature including, but not limited to, financial covenants, provision of information, negative pledge and restrictions on subsidiary indebtedness and disposals of assets.
Security None.
Guarantee Each borrower under the agreement is a guarantor in respect of the obligation of each other borrower which is a subsidiary of it.

BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32
6.7 South32 pro forma historical financial information continued
(f) Pro forma historical net indebtedness summary
The following table sets out South32’s pro forma historical summary of net indebtedness as at 31 December 2014 extracted from the South32 pro forma historical consolidated balance sheet. For the purpose of presenting this information, it has been assumed that the Demerger was effected and completed on 31 December 2014.
Table 6.17: Pro forma historical net indebtedness summary
US$M 31 December 2014
Cash (a) (343)
Cash equivalents (7)
Liquidity (b) (350)
Current bank debt 271
Other current financial debt (c)(d) 11
Current financial debt 282
Net current financial indebtedness (68)
Non-current loans (d) 742
Non-current financial indebtedness 742
Net financial indebtedness (e)(f) 674
(a) Excludes US$14 million cash that is restricted by legal or contractual arrangements.
(b) Liquidity includes cash and cash equivalents. It does not include undrawn amounts under available facilities.
(c) Other current financial debt includes finance leases and unsecured other borrowings.
(d) Includes total finance leases of US$680 million.
(e) Net financial indebtedness does not include the fair value of South32’s derivatives.
(f) Excludes receivables from related parties.
(g) Accounting judgements and estimates
The preparation of South32’s financial information requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its estimates and judgements on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.
In accordance with IFRS, South32 is required to include information regarding the nature of the estimates and judgements and potential impacts on its financial results or financial position in the financial information. This information can be found in note 1 ‘Accounting policies’ to the historical combined financial information in Annexures 1 and 2 of the South32 Listing Document.

BHP BILLITON SHAREHOLDER CIRCULAR

6.7 South32 pro forma historical financial information continued
The most important of these estimates and judgements are set out in the following subsections.
(1) Accounting for the Internal Restructure
During FY2015, an Internal Restructure took place in preparation for the listing of South32 (see Section 7.2). This resulted in South32 Limited (formerly BHP Coal Holdings Proprietary Limited) becoming the legal parent of the South32 Group. The South32 Directors elected to account for the Internal Restructure at pre-existing book values. In the BHP Billiton Directors’ judgement, the continuation of the existing accounting values is consistent with the accounting that would have occurred if the assets and liabilities had already been in a structure suitable to list South32 and most appropriately reflects the substance of the Internal Restructure. As such, the historical combined financial information of South32 has been presented as a continuation of the pre-existing accounting values of assets and liabilities in BHP Billiton’s financial statements. In adopting this approach, the Directors note that there is an alternate view under which such a restructure is accounted for at fair value. An IASB project on accounting for common control transactions is likely to address such restructures in the future. However, the precise nature of any new requirements and the timing of these are uncertain.
(2) Equity accounted investment in Manganese Business
In contemplation of the Demerger, BHP Billiton and Anglo American Plc agreed on 19 August 2014 (subject to receiving necessary regulatory approvals which were obtained on 2 March 2015) to make certain changes to the agreement which governs their interest in the Manganese Business. As a result of these changes BHP Billiton will discontinue consolidation of the Manganese Business and account for its equity interest as an equity accounted joint venture. This will result in the equity accounted investment being remeasured at fair value of approximately US$3 billion. This value is significantly higher than the historical book value and accordingly increases the potential risk of impairment in the future. The determination of fair value, and so recoverable amount of the investment requires significant judgement and relies on future estimates.
(3) Closure and rehabilitation provisions
Closure planning is a key consideration in the planning and development of South32’s projects and operations. Operations are required to maintain closure plans, which describe the proposed methods to rehabilitate and remediate following resource development and also address closure obligations. The closure plans provide the basis for estimating the closure costs and the associated accounting for closure and rehabilitation provisions.
Mining, extraction and processing activities normally give rise to obligations for site closure or rehabilitation. In accordance with South32’s accounting policies, provisions have been created for all known closure and rehabilitation liabilities at the time that environmental disturbance occurs. When the extent of the disturbance increases over the life of an operation, the provision is increased accordingly. Closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the country in which the operation is located. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows.
There can be no assurance that new information or regulatory requirements with respect to known sites or the identification of new remedial obligations at other sites will not require additional future provisions for remediation and such provisions could be material. In addition to the uncertainties noted above, certain closure and rehabilitation activities are subject to legal disputes and depending on the ultimate resolution of these issues, the final liability for these matters could vary.
The following table sets out South32’s pro forma closure and rehabilitation provisions as at 31 December 2014, which have been adjusted for the de-consolidation of the Manganese Business.
Table 6.18: South32 pro forma closure and rehabilitation provision overview
US$M 31 December 2014
Open mines 85
Closed mines 45
Current 130
Open mines 1,119
Closed mines 293
Non-current 1,412
Total 1,542

BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32

6.7 South32 pro forma historical financial information continued

(4) Pro forma contingent liabilities

In the normal course of business, contingent liabilities may arise from general legal proceedings, from guarantees or from closure and rehabilitation obligations connected with current or former sites. Where South32 considers that potential liabilities have a low probability of crystallising, or it is not possible to quantify them reliably, they represent contingent liabilities. These are not provided for in the historical combined financial information but are disclosed in the notes to the historical combined financial information as follows:

Table 6.19: Pro forma contingent liabilities at balance date, not otherwise provided for in the pro forma historical consolidated balance sheet, are categorised as arising from:

US$M	31 December 2014 [a]	Pro forma adjustments [b][c]	31 December 2014 pro forma
Associates and joint ventures			
Bank guarantees	–	4	4
Actual or potential litigation [d]	–	44	44
Other	–	15	15
Total associates and joint ventures	**–**	**63**	**63**
Subsidiaries and joint operations			
Bank guarantees	6	(6)	–
Actual or potential litigation [d]	653	(72)	581
Other	26	35	61
Total subsidiaries and joint operations	**685**	**(43)**	**642**
Total contingent liabilities	**685**	**20**	**705**

(a) South32's contingent liabilities have been extracted, without material adjustment from the historical combined financial information in Annexure 2 note 9 contingent liabilities of the South32 Listing Document.
(b) A pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the shareholder agreement were effective 31 December 2014. This column reverses the full amount of the Manganese Business contingent liabilities under the heading 'Subsidiaries and joint operations' and brings in South32's equity share under the heading 'Associates and joint ventures'. This information has been extracted, without material adjustment from the underlying accounting records of South32.
(c) An adjustment is made to include potential liability that may arise from the Internal Restructure in preparation for the Demerger.
(d) Actual or potential litigation amounts relate to a number of actions against South32, associates and joint ventures and subsidiaries and joint operations some of which relate to commercially confidential information and where South32 has assessed that the liability is not probable and therefore South32 has not provided for such amounts in the pro forma historical consolidated balance sheet. South32 is indemnified by BHP Billiton for certain of the above contingent liabilities that are subject to actual or potential litigation. The actual or potential litigation relates primarily to numerous tax assessments or matters arising from tax audits relating to transactions in prior years in Brazil, Colombia and South Africa. Additionally, there are a number of legal claims or potential claims against South32, subsidiaries or joint operations, the outcome of which cannot be foreseen at present, and for which no amounts have been included in Table 6.19 above.

(5) Tax consolidated group

Following the Demerger, South32 will form a new Australian tax consolidated group. Certain deferred tax balances will increase or decrease as the assets exit the tax consolidated groups existing under BHP Billiton and tax cost bases of certain tangible and intangible assets are reset upon formation of the South32 tax consolidated group. It is expected that there will be a step down in the South32 tax cost base for income tax and/or capital gains tax purposes of US$1,460 million that results in a corresponding reduction in South32's deferred tax asset of US$174 million, a deferred tax liability of US$127 million and a current tax liability of US$28 million. These impacts are estimates and may vary subject to measurement of the tax cost base when this is finalised post Demerger. The extent to which deferred tax balances must be recognised upon the tax consolidation of South32 will depend on a number of factors and assumptions, including the actual market value of South32 at the date of the tax consolidation.

(h) Taxation

Certain South32 Australian businesses currently pay tax as part of BHP Billiton's group tax arrangements. As a standalone entity, the effective tax rate of South32 may vary from what it would have been if South32 remained part of BHP Billiton.

South32 Businesses operate in a number of countries with differing tax rates. For the 12 months to 30 June 2014, 68 per cent of the pro forma Underlying EBIT from operations of South32 was derived from Australia (standard corporate tax rate of 30 per cent) and 20 per cent from South Africa (standard corporate tax rate of 28 per cent). The remainder of South32's Underlying EBIT was derived from other countries with various tax rates.

(i) Material changes in South32 financial position since most recent balance date

There has been no significant change in the financial or trading position of the South32 Group since 31 December 2014 being the date the historical combined financial information referred to in Annexures 1 and 2 of the South32 Listing Document was prepared, except as disclosed in Note 10 in Annexure 2 of the South32 Listing Document.

72

BHP BILLITON SHAREHOLDER CIRCULAR

6.8 Risks in relation to South32
The following Section outlines the potential material risks and uncertainties in relation to South32 and an investment in South32 Shares. South32 is already exposed to the majority of these risks within the BHP Billiton portfolio. For additional information on each risk, see section 2 of the South32 Listing Document.
(a) External risks relating to the industry in which South32 operates
The prices South32 obtains for its products are determined by, or linked to, prices in world commodity markets, which have historically been subject to substantial volatility.
South32’s assets, earnings and cash flows are affected by a wide variety of currencies. Fluctuations in the exchange rates of relevant currencies may have an impact on South32’s financial results.
South32 or the South32 Businesses could be adversely affected by new or changed government regulations, such as controls on imports, exports and/or prices and changes in fiscal legislation. In addition, South32 could be exposed to the risk of terrorism, civil unrest, nationalisation, renegotiation or nullification of existing contracts, leases, permits or other agreements, particularly in emerging markets in which South32 operates.
Consistent with the general separation principles set out in Section 7.13, South32 will assume and be responsible for all tax liabilities relating to the South32 Businesses and to the former South32 Businesses subject to certain exceptions. Audits and reviews by administrative bodies, in particular tax authorities, may result in South32 incurring additional tax or royalty payments. South32 is currently the subject of a number of tax-related claims.
The duration, cost and success of government licence, permit applications, authorisations, concessions and other approvals made by South32 are contingent on many factors, including those outside the control of members of the South32 Businesses.
Failure to obtain or renew a necessary permit could mean that the South32 Businesses would be unable to proceed with the development or continued operation of a mine or project, which in turn, may have an adverse effect on South32.
South32 is exposed to risks of litigation that may have an adverse effect on South32. There are some actions and claims that have been raised by third parties that are yet to be resolved.
(b) Operational risks
Cost pressures (including in respect of labour, energy and raw materials) may occur across South32’s industry and affect a variety of inputs into South32’s operations, which would negatively impact South32’s operating margins.
A number of factors could disrupt the availability of the services utilised by South32 to transport products to customers, including weather-related problems, rail or port capacity and allocation constraints, key equipment and infrastructure failures and industrial action.
Access by South32, or access on current terms, to water and electricity to support existing activities and developments cannot be guaranteed in the future, due to factors such as climate (including drought), changes in allocations, changes in activities or conditions at South32’s operations, elections by contract counterparties to cease current arrangements, the term of contractual arrangements ending or changes in government policy. The costs and reliability of power supply are risks to the financial position and operations of South32’s aluminium smelters, particularly in South Africa and Mozal.
South32’s operations may be subject to accidents or incidents, including natural catastrophes, that impact on South32’s ability to continue operating or cause harm to its assets or equipment.
The Brazil Aluminium assets (MRN and Alumar) are managed by joint venture partners, limiting the level of decision-making power South32 has in respect of these assets.
Some of South32’s activities rely on the processing of raw materials, including some raw materials supplied from South32’s own mines, the quality of which is not always consistent. In these activities the quality and quantity of output, cost of processing and/or time taken to process raw materials may be affected by the quality of raw material supplied and the consistency of supply of inputs.
The South32 Businesses may not be able to satisfactorily renegotiate collective labour agreements when they expire and may face higher wages and changes in benefits.
In addition, existing labour agreements may not prevent strikes or work stoppages in the future, and any strike or other work stoppage could have an adverse effect on the operations and financial results of South32 Businesses.

BHP BILLITON SHAREHOLDER CIRCULAR

6 Overview of South32
6.8 Risks in relation to South32 continued
As a diversified metals and mining company operating in a number of jurisdictions, South32 is exposed to the risks of fraud and corruption both within its organisation and in dealing with parties external to the organisation. Some of South32’s activities are located in countries where corruption is generally understood to exist.
South32’s information technology systems could be subject to security breaches (for example, cyber-crime) resulting in theft, disclosure or corruption of information, including information relating to acquisitions and divestments, strategic decision-making, non-public investment market communications or commercially sensitive information relating to major contracts.
The loss of key personnel, services of key employees and the failure to recruit sufficiently qualified staff could affect South32’s future performance. Furthermore, BHP Billiton employees may not accept employment offered as part of the Demerger by South32, resulting in South32 not retaining the benefit of employees with specialist knowledge of their functions.
(c) Business risks
The volume and quality of product South32 recovers may be less than what has been estimated.
Moreover, a decline in the price of commodities that South32 Businesses sells, reduction in recovery rates or ore grades or changes in applicable laws and regulations (including environment, permitting, title or tax regulations) that are adverse to South32, may mean the volumes of product that South32 can feasibly extract may be lower than the Ore Reserve and Mineral Resource estimates, which may result in a reduction of such estimates.
Furthermore failure to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of its reserves could negatively affect South32’s results or prospects.
Many of South32’s development projects are highly complex and rely on factors that are outside its control, which may result in South32 underestimating the cost or time required to complete a project.
(d) Financial risks
South32 will target an investment grade credit rating throughout the cycle. However, fluctuations in commodity prices and the ongoing global economic volatility may adversely impact South32’s future cash flows.
South32 is required in its financial statements to include provisions for the expected closure and rehabilitation costs of its operations. South32 and its management consider its closure and rehabilitation provisions to be appropriate based on currently available information (including estimated closure dates) and certain assumptions. However, given inherent uncertainties, the future actual expenditure may differ from the amounts currently provided.
One or more of South32 Businesses may be affected by changed market or industry structures, commodity prices, technical operating difficulties, inability to recover its Ore Reserves or increased operating cost levels. These may cause South32 to fail to recover all or a portion of its investment in mining assets and may require financial write-downs, adversely impacting financial results.
South32 Businesses’ contractual counterparties may fail to perform against existing contracts and obligations. Non-supply or changes to the terms of supply of key inputs, such as tyres, mining and mobile equipment and other key consumables, may unfavourably impact costs and production at South32’s operations.
South32’s ability to pay dividends will depend on, among other things, government regulation, the level of distributions, if any, received from South32’s operating subsidiaries and associates, and their level of cash balances and access to those cash balances.
South32’s insurance coverage with respect to its operations may be inadequate and the occurrence of an event could adversely affect the South32 Business, results of operations, financial condition or prospects.

BHP BILLITON SHAREHOLDER CIRCULAR

6.8 Risks in relation to South32 continued
(e) Sustainability risks
There are a number of HSEC risks that could adversely affect South32’s people, operations, reputation or licence to operate or the environment.
Health-related risks at South32’s operations include potential occupational exposure to noise, manganese and carcinogenic substances, such as silica, diesel particulate matter, nickel, sulphuric acid mist and coal tar pitch. Longer-term health impacts may arise due to the exposure of the South32 workforce to these (and other) hazardous substances. The South32 Businesses have health and safety policies and performance requirements that are intended to help mitigate the impact of such exposures.
South32 has controls in place to understand, manage and, where possible, eliminate the safety risks in its business. Potential safety events that may have an adverse impact on South32’s operations include fire, explosion or rock fall incidents in underground mining operations, personnel conveyance equipment failures in underground operations, aircraft incidents, incidents involving light vehicles and mining mobile equipment, ground control failures or gas leaks, equipment isolation during repair and maintenance, working from heights or lifting operations.
Fatal injuries have historically occurred at South32 Businesses’ sites and there is a risk of future fatalities. These incidents may result in claims or criminal prosecutions against South32 Businesses.
South32’s operations, by their nature, have the potential to impact biodiversity, land, water resources and related ecosystems including from the discharge of contaminants. Changes in scientific understanding of these impacts, regulatory requirements or stakeholder expectations may prevent or delay project approvals and result in increased costs for mitigation, offsets or compensatory actions.
South32’s operations are exposed to a range of water risks, including water scarcity, water excess, water quality, water discharge or discharge into ground water issues. Some assets are more prone than others to these water management-related risks.
Notwithstanding South32’s contributions to the communities in which the South32 Businesses are located, local communities may become dissatisfied with the impact of South32’s operations or oppose new development projects, including through litigation, which may affect the costs, production, and, in extreme cases, viability of such operations.
The South32 Businesses have significant sales of carbon-based energy products. Carbon-based energy is also a significant input in a number of South32’s mining and processing operations.
A number of governments and governmental bodies have introduced, or are contemplating introducing, fiscal and/or regulatory change to address the impacts of climate change. Many countries have established, or are contemplating establishing, individual greenhouse gas targets and/or other national mitigation actions.
These measures may have an impact on South32.
(f) General risks relating to the South32 Shares
The value of South32 Shares can be expected to fluctuate depending on various factors, including fluctuations in the domestic and international markets for listed stocks, general worldwide economic conditions, changes in government policies, investor perceptions, movements in interest rates, prices of South32’s products, variations in operating costs and costs of replacing assets which South32 may require in the future.
The issue of additional shares by South32 or the possibility of such issue may cause the market price of the South32 Shares to fluctuate, decline or be lower than might otherwise be the case or result in the dilution of the interests of South32 Shareholders. In addition, future share issues conducted by South32 may adversely affect South32’s ability to raise capital in the future or dilute interests of South32 Shareholders.
The South32 Shares will be quoted in Australian dollars on the ASX, South African rand on the JSE and pounds sterling on the LSE. Dividends in respect of South32 Shares, if any, will be declared in US dollars. Fluctuations in the exchange rate between US dollars and each of the Australian dollar, South African rand and pounds sterling will affect, among other matters, the Australian dollar, South African rand and pounds sterling value of the South32 Shares and of any dividends.
The rights afforded to South32 Shareholders will be governed principally by Australian law, and these rights differ in certain respects from the rights of Shareholders in typical South African, English and United States companies (or companies incorporated in other jurisdictions).
The majority of the South32 Directors and officers reside outside South Africa and the United Kingdom. In addition, South32’s assets are located in various jurisdictions. As a result, it may not be possible for non-Australian investors to effect service of process on, or to enforce judgments obtained against, South32, South32 Directors and South32’s officers in respect of actions commenced in the investor’s home jurisdiction.

BHP BILLITON SHAREHOLDER CIRCULAR

7
Implementation of the Demerger

BHP BILLITON SHAREHOLDER CIRCULAR

7.1 Conditions precedent to the Demerger
Implementation of the Demerger is subject to a number of conditions being satisfied or waived. The key conditions are summarised below:
the requisite majority of Shareholders passing the Demerger Resolution on a joint electorate basis;
the Board declaring the Demerger Dividend;
no order or injunction being issued by any court of competent jurisdiction and no other legal restraint or prohibition preventing the Demerger being implemented;
all regulatory approvals required for the Demerger being obtained (either unconditionally or on conditions reasonably satisfactory to BHP Billiton);
the ASX approving the admission of South32 to the ASX Official List and granting permission for official quotation of South32 Shares on the ASX;
the UKLA listing application hearing in relation to South32 having occurred and there being no indication that South32 Shares will not be admitted to the standard segment of the UKLA Official List and to trading on the LSE’s main market for listed securities on 26 May 2015;
the JSE approving the secondary listing of South32 on the JSE;
the Internal Restructure being completed;
no event occurring prior to the distribution of the South32 Shares which would render that distribution unlawful.
The end date for satisfaction or waiver of these conditions is 31 December 2015 (or such other date as may be agreed by BHP Billiton and South32).
In addition to the conditions described above, the obligations of BHP Billiton and South32 to implement the Demerger will terminate (and accordingly, the Demerger will not proceed) if any of the following events occur:
the majority of the BHP Billiton Directors change their recommendation or withdraw their support for the Demerger;
the Demerger Dividend is not declared before 31 December 2015 (or such other date as may be agreed by BHP Billiton and South32); or
an event occurs which results in one of the conditions described above being breached or becoming incapable of satisfaction and, where that condition is capable of being waived, BHP Billiton has not waived that condition within 10 Business Days.
7.2 Internal Restructure
To establish South32 as the owner of the South32 Businesses, a number of internal share and asset transfers and other commercial arrangements have been or will be implemented within the BHP Billiton Group in connection with the Demerger. The objective of the Internal Restructure is to ensure that South32 owns all the companies, assets, rights and operating liabilities relating to the South32 Businesses and BHP Billiton owns all the companies, assets, rights and liabilities relating to the BHP Billiton Businesses.
The key elements of the Internal Restructure are as follows:
entities and assets and liabilities relating to the South32 Businesses have been or will be transferred to the South32 Group and entities and assets and liabilities relating to the BHP Billiton Businesses have been transferred out of the South32 Group;
certain persons previously employed by the BHP Billiton Group who work for the South32 Businesses have been or will be offered continuing employment with the South32 Group. Apart from the identity of the entity that employs the relevant employees, their terms and conditions of employment are or will be substantially similar to their current terms and conditions of employment;
intercompany loans between members of the South32 Group and the BHP Billiton Group have been or will be extinguished.
In order to give effect to the share and asset transfers forming part of the Internal Restructure, a series of share and asset sale agreements were entered into between members of the BHP Billiton Group and members of the South32 Group. These sale agreements are on standard terms for intra-group share and asset sales, including limited title and capacity warranties given by both parties. Although the majority of the transfers contemplated by the sale agreements have already been completed as at the date of this document, completion under a limited number of the sale agreements remains conditional on BHP Billiton Shareholder approval being obtained for the Demerger.
Not all of the transactions underlying the Internal Restructure have been entered into or effected on the same terms as could have been obtained from third parties. In particular, agreements for the transactions underlying the Internal Restructure have not included terms such as warranties that might have been obtained from third parties. This reflects the nature of the Demerger (which is unlike a sale to a third party) and the desire of the BHP Billiton Board to allocate the risks and benefits between the South32 Group and the BHP Billiton Group appropriately.

BHP BILLITON SHAREHOLDER CIRCULAR

7 Implementation of the Demerger
7.3 Implementation of the Demerger
On 7 May 2015, subject to the Demerger Resolution being passed, the BHP Billiton Board will declare the Demerger Dividend, being an in-specie distribution of South32 Shares.
On:
the BHP Billiton Limited Distribution Date, the BHP Billiton Limited Dividend will be effected;
the BHP Billiton Plc Distribution Date, BHP Billiton Plc will be issued with a number of South32 Shares equal to the number of BHP Billiton Plc Shares on issue on the Plc Record Date (or a subsidiary of BHP Billiton Plc will be issued with those South32 Shares and will transfer them to BHP Billiton Plc) and the BHP Billiton Plc Dividend will be effected.
As a result, each Eligible Shareholder will receive one South32 Share for each BHP Billiton Share it is registered as holding at the applicable Record Date.
On or about 29 May 2015, each registered BHP Billiton ADS Holder will receive 0.4 South32 ADSs for each BHP Billiton ADS it is registered as holding at the ADS Distribution Record Date (each South32 ADS representing five South32 Shares). No fractional South32 ADSs will be distributed. The BHP Billiton ADS Depositaries will aggregate and sell all fractional entitlements and will distribute the net cash proceeds (after deduction of broker’s commission and taxes) to the BHP Billiton ADS Holders with fractional entitlements.
The BHP Billiton Board will appoint an officer of BHP Billiton to sign on behalf of each Eligible Shareholder any document in the BHP Billiton Board’s opinion desirable or necessary to vest in the Eligible Shareholder title to the South32 Shares. In executing these documents, the officer acts as agent and attorney for the Eligible Shareholder.
The treatment of Ineligible Overseas Shareholders and Selling Shareholders is outlined below.
7.4 Entitlement to participate in the Demerger
(a) Eligible Shareholders
Shareholders whose addresses are shown in the BHP Billiton Limited Share Register or the BHP Billiton Plc Share Register (as applicable) on the applicable Record Date as being in one of the following jurisdictions will be Eligible Shareholders and will be entitled to have South32 Shares distributed to them:
Australia, the United Kingdom, South Africa, the United States, Canada, Alderney, Chile, France, Guernsey, Hong Kong, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand, Singapore or Swaziland; or
any other jurisdiction in respect of which BHP Billiton reasonably believes that it is not prohibited or unduly onerous or impractical to transfer or distribute South32 Shares to the Shareholder.
Eligible BHP Billiton Plc Shareholders who hold their BHP Billiton Shares in CREST will receive their South32 Shares in the form of South32 DIs (unless they elect otherwise). See Section 7.8. Other Eligible BHP Billiton Plc Shareholders (other than those with registered addresses in CSN Restricted Jurisdictions and South African Shareholders) will have their South32 Shares transferred to the UK Depositary who will issue South32 DIs to the UK Nominee, who will hold them in CREST on their behalf (unless they elect otherwise). See Sections 7.5 and 7.9.
Certain Eligible Shareholders are entitled to participate in the Sale Facility – see Section 7.12.
(b) Ineligible Overseas Shareholders
Ineligible Overseas Shareholders are Shareholders whose addresses are shown in the BHP Billiton Limited Share Register or BHP Billiton Plc Share Register (as applicable) on the applicable Record Date as being in a jurisdiction outside the jurisdictions referred to in Section 7.4(a).
South32 Shares will not be transferred or distributed to Ineligible Overseas Shareholders. Instead, South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled will be transferred to the Sale Agent to be sold. The proceeds of sale for each Ineligible Overseas Shareholder will be calculated in accordance with Section 7.12 and such amount will be remitted to them as soon as practicable following the sale of those shares, free of any brokerage costs or stamp duty. Shares are expected to be sold at a date or dates which the Sale Agent determines is reasonable having regard to the demand for South32 Shares. Ineligible Overseas Shareholders can expect to be sent the sale proceeds within approximately two weeks of all the South32 Shares being sold but no later than eight weeks following the ASX Listing Date. Section 7.12 provides details about the way in which the Sale Agent will conduct the sale of these South32 Shares and its role, which you should carefully read.
The payment of the proceeds from the sale of South32 Shares will be in full satisfaction of the rights of Ineligible Overseas Shareholders under the Demerger to receive the Demerger Dividend.

BHP BILLITON SHAREHOLDER CIRCULAR

7.4 Entitlement to participate in the Demerger continued
(c) Registered holders of BHP Billiton Limited or BHP Billiton Plc ADSs
As at 14 March 2015, there were approximately 89.2 million outstanding BHP Billiton Limited ADSs under the second amended and restated deposit agreement dated as of 2 July 2007 among BHP Billiton Limited, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (BHP Billiton Limited ADS Deposit Agreement) and approximately
34.6 million outstanding BHP Billiton Plc ADSs under the amended and restated deposit agreement dated as of 2 July 2007 among BHP Billiton Plc, Citibank, N.A., as depositary, and the holders of beneficial owners of ADSs issued thereunder (BHP Billiton Plc ADS Deposit Agreement, and, together with the BHP Billiton Limited ADS Deposit Agreement, BHP Billiton ADS Deposit Agreements). The BHP Billiton Limited ADS Depositary (or its agent) is the record owner of the BHP Billiton Limited Shares underlying the BHP Billiton Limited ADSs and the BHP Billiton Plc ADS Depositary (or its agent) is the record owner of the BHP Billiton Plc Shares underlying the BHP Billiton Plc ADSs.
Pursuant to provisions of the respective BHP Billiton ADS Deposit Agreements, registered holders of BHP Billiton Limited or BHP Billiton Plc ADSs on the ADS Voting Record Date will be entitled to instruct the applicable BHP Billiton ADS Depositary how to vote the applicable BHP Billiton Shares represented by such BHP Billiton ADSs on the Demerger Resolution to be considered at the Shareholder Meetings. Details of how to vote on the Demerger Resolution will be provided to BHP Billiton ADS Holders by the applicable BHP Billiton ADS Depositary. Such instructions must be received by the applicable BHP Billiton ADS Depositary in the manner specified by 10:00am (EDT), 28 April 2015. BHP Billiton ADS Holders who wish to change or revoke an instruction must do so by contacting the applicable BHP Billiton ADS Depositary. No assurance can be given that the applicable BHP Billiton ADS Depositary will be able to accommodate a change or revocation after 10:00am (EDT), 28 April 2015. The applicable BHP Billiton ADS Depositary will endeavour, insofar as practicable and permitted under applicable law, the constitution of BHP Billiton Limited and Articles of Association of BHP Billiton Plc, as applicable, and the provisions of the applicable BHP Billiton ADS Deposit Agreement, and the BHP Billiton Shares to vote, or cause the applicable BHP Billiton ADS Depositary’s custodian to vote, the BHP Billiton Shares underlying the BHP Billiton ADSs in accordance with timely instructions from the holders of such ADSs. BHP Billiton Limited Shares and BHP Billiton Plc Shares for which no voting instructions are received by the applicable BHP Billiton ADS Depositary will not be voted.
The South32 Shares deliverable pursuant to the Demerger with respect to BHP Billiton Shares underlying BHP Billiton ADSs will be issued in book-entry form on the ASX’s Clearing House Electronic Subregister System (CHESS) to a nominee of Citibank, N.A., as depositary, pursuant to a deposit agreement to be entered into between South32, Citibank N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder (South32 ADS Deposit Agreement). BHP Billiton ADS Holders will receive 0.4 South32 ADSs for each BHP Billiton ADS held as of the ADS Distribution Record Date (each South32 ADS representing five South32 Shares). No fractional South32 ADSs will be distributed. The BHP Billiton ADS Depositaries will aggregate and sell all fractional entitlements and will distribute the net cash proceeds (after deduction of broker’s commission and taxes) to the BHP Billiton ADS Holders with fractional entitlements. BHP Billiton ADS Holders will be charged, have deducted or be required to pay any applicable fees and expenses of the BHP Billiton ADS Depositaries, and any applicable taxes and other governmental charges applicable to the Demerger. Persons holding BHP Billiton ADSs as of the ADS Distribution Record Date through the facilities of The Depository Trust Company (DTC), will receive South32 ADSs through the facilities of DTC. Persons holding BHP Billiton ADSs on the register of the applicable BHP Billiton ADS Depositary as of the ADS Distribution Record Date will receive uncertificated South32 ADSs, and holding statements will be mailed to such holders as soon as practicable after the BHP Billiton Plc Distribution Date. Holders of South32 ADSs who wish to receive a certificate evidencing their South32 ADSs will need to follow the instructions on the holding statements to request the issuance and delivery of a certificate that evidences the South32 ADSs. Persons holding BHP Billiton ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the South32 ADSs.
Further details regarding the South32 ADSs are set out in Section 11.3.
(d) Dealings in BHP Billiton Shares
Shareholders as at the applicable Record Date will be eligible to receive the applicable Demerger Dividend and to participate in the Demerger (although the way in which an individual Shareholder participates will depend on whether that Shareholder is an Eligible Shareholder or an Ineligible Overseas Shareholder).
For the purposes of determining which Shareholders are eligible to participate in the Demerger and receive the Demerger Dividend (as applicable), dealings in BHP Billiton Shares will be recognised only if:
in the case of dealings of the type to be effected using CHESS (in the case of BHP Billiton Limited) or Strate and CREST (in the case of BHP Billiton Plc), the transferee is registered on the BHP Billiton Limited Share Register or the BHP Billiton Plc Share Register (in the case of transfers in CREST) or the Strate Nominee Register (in the case of transfers in Strate) as the holder of BHP Billiton Shares on the applicable Record Date (or registered before the applicable Record Date and remains registered on that date). In the event of dealings in BHP Billiton Plc Shares effected through CREST prior to the last day for dealings on the LSE with an entitlement to South32 Shares and not having settled by the applicable Record Date, a corporate action event will be set up in CREST so that any unsettled transactions will transform into South32 Shares to assist those clients who are party to open transactions; or

BHP BILLITON SHAREHOLDER CIRCULAR

7 Implementation of the Demerger

7.4 Entitlement to participate in the Demerger continued

- in all other cases, registrable transmission applications or transfers in respect of those dealings are received by the BHP Billiton Limited Share Registry or the BHP Billiton Plc Share Registry (as applicable) before the applicable Record Date with sufficient time to allow for registration of the transferee on the applicable Record Date (or registered before the applicable Record Date and remains registered on that date).

BHP Billiton Plc is required to set a single Record Date for all BHP Billiton Plc Shareholders and has accordingly set a Record Date of 19 May 2015 for all BHP Billiton Plc Shareholders. This applies to BHP Billiton Plc Shareholders who hold their shares in CREST or in certificated form on the United Kingdom register or the South African branch register (including the Strate Nominee).

However, because of JSE trading requirements, the Record Date for the purpose of trading BHP Billiton Plc Dematerialised Shares on the JSE is required to be 22 May 2015 (because the last date to trade BHP Billiton Plc Shares on the JSE cum-entitlement to South32 Shares will be 15 May 2015). As a result, the Record Date for BHP Billiton Plc Dematerialised Shareholders entitlements will be 22 May 2015, with the Strate Nominee becoming entitled to South32 Shares, as the registered holder of the underlying BHP Billiton Plc Shares on the BHP Billiton Plc Share Register, on 19 May 2015.

In order to avoid misalignment between the Strate Nominees' entitlement on 19 May 2015 and the entitlement of BHP Billiton Plc Dematerialised Shareholders on 22 May 2015, dematerialisation and rematerialisation of BHP Billiton Plc Shares will be suspended between 18 May 2015 and 22 May 2015.

The above arrangement will allow BHP Billiton Plc to comply with applicable English company law and its Articles while at the same time ensuring that BHP Billiton Plc Shareholders and BHP Billiton Plc Dematerialised Shareholders are treated equally.

For the purpose of determining entitlements to the Demerger Dividend, BHP Billiton will not accept for registration or recognise any transfer or transmission application in respect of BHP Billiton Shares received after the applicable Record Date.

7.5 South32 shareholdings

Unless Eligible Shareholders elect otherwise (where they are entitled to do so), the way in which they will receive their South32 Shares will depend on how they hold their BHP Billiton Limited or BHP Billiton Plc Shares, as described below.

Table 7.1: BHP Billiton Limited Shareholders

Manner in which BHP Billiton Limited Shares are held	Manner in which South32 Shares will be held	Default form of confirmation
On BHP Billiton Limited's CHESS subregister	On South32's CHESS subregister	CHESS confirmation advice will be despatched on 1 June 2015 CHESS statement will be despatched at the end of June 2015
On BHP Billiton Limited's issuer sponsored subregister	On South32's Australian issuer sponsored subregister	Issuer sponsored holding statement will be despatched on 1 June 2015

Table 7.2: BHP Billiton Plc Shareholders

Manner in which BHP Billiton Plc Shares are held	Manner in which South32 Shares will be held	Default form of confirmation
On the United Kingdom register in CREST	In DI form credited to the same CREST account on the South32 register as the Shareholder's BHP Billiton Plc Shares are held (see Section 7.8)	A credit to the CREST account of the applicable South32 DIs
On the United Kingdom register in certificated form (for Shareholders who do not have a registered address in a CSN Restricted Jurisdiction) (see Sections 7.9(a) and (b))	In a CSN account maintained by Computershare Investor Services PLC (see Section 7.9(a))	CSN holding statements will be despatched on 1 June 2015 by first class mail
On the United Kingdom register in certificated form (for Shareholders with a registered address in a CSN Restricted Jurisdiction) (see Section 7.9(c))	On South32's Australian issuer sponsored subregister	Issuer sponsored holding statement will be despatched on 1 June 2015
On register of Dematerialised beneficial interests maintained by Strate in an account with a CSDP or broker	In Dematerialised form in the same CSDP or broker account as the Shareholder's BHP Billiton Plc Shares are held	South32 Shareholder's CSDP or broker accounts will be credited on 25 May 2015
On the South African branch register in certificated form	On South32 South African branch register	South32 Share certificates will be despatched, at the South32 Shareholder's risk, on or about 25 May 2015 by registered post

80
BHP BILLITON SHAREHOLDER CIRCULAR

7.6 Small holdings (post-Demerger)
In order to reduce the costs and administration associated with servicing large numbers of shareholders with small holdings, South32 may, after implementation of the Demerger, consider implementing an arrangement under which the South32 Shares held by a South32 Shareholder with less than a marketable parcel as set by the ASX Listing Rules (currently being a parcel of securities with a market value of less than A$500) could be aggregated and sold on their behalf, unless these shareholders elect to retain their South32 Shares. This is not part of the Demerger, and if South32 decides to implement it, full details will be released at the time.
7.7 Registration of South32 shareholdings on another register
If BHP Billiton Shareholders (other than South African Shareholders) wish to opt-out of the arrangements set out in Section 7.5 and elect to have their South32 Shares registered on another register, they should contact Computershare by calling the Shareholder Information line. Computershare will explain the register election process that must be followed by BHP Billiton Shareholders (other than South African Shareholders) who wish to have their South32 Shares held on another register (Register Election). The Register Election process must be completed on or prior to the applicable Record Date for the register on which the BHP Billiton Shareholder holds their BHP Billiton Shares. The South32 register election process will not result in the BHP Billiton Shares held by that Shareholder being transferred to the elected register.
The Register Election option is not available to South African Shareholders because South African Exchange Control Regulations do not permit South African Shareholders to hold their shares on a register outside South Africa without obtaining the prior approval of the FinSurv Department (see Section 11.5(d)).
After the distribution of South32 Shares, South32 Shareholders on all registers (including all South African Shareholders) will be able to request to have their South32 Shares moved to another register by contacting Computershare’s Global Transaction team in the respective region. Movements between registers are usually completed within 24 hours, depending on the time of lodgement and allowing for time differences in the respective jurisdictions and, in the case of South African Shareholders, are subject to the requirement that the prior approval of the FinSurv Department of the SARB must first be obtained.
7.8 Explanation of South32 DI arrangements
(a) What is a South32 DI?
A Depositary Interest (or DI) enables the holder to hold and settle transfers of South32 Shares in CREST. CREST is a paperless settlement system which allows securities to be transferred from one person’s CREST account to another electronically. Securities of issuers domiciled outside the United Kingdom and Ireland, such as South32, cannot be held or settled directly in CREST. South32 has therefore entered into arrangements to enable investors to hold, and settle transfers of, South32 Shares in CREST in the form of South32 DIs. Each South32 DI represents an entitlement to one underlying South32 Share. Underlying South32 Shares will be listed on the UKLA Official List and traded on the LSE; South32 DIs will be transferred in CREST to settle those trades in exactly the same way as an ordinary share.
(b) How will the South32 DIs work?
South32 Shares distributed to registered holders of BHP Billiton Plc Shares (other than the Strate Nominee and BHP Billiton Plc Shareholders on the South African branch register) who are Eligible Shareholders will initially be registered in their names on South32’s Australian issuer sponsored subregister. Under Rule 15.3 of the South32 constitution, these shares will then be automatically transferred to Computershare Australia, which will hold those shares on behalf of the UK Depositary in its nominee account within the Australian settlement system, CHESS. The UK Depositary will credit South32 DIs to participants’ CREST accounts against the receipt of underlying South32 Shares by Computershare Australia. A South32 DI register of CREST participants will be held in the United Kingdom showing full details of the registered South32 DI holders in a similar fashion to the register of legal ownership of South32 Shares. The South32 DI register will be wholly uncertificated and South32 DIs can only be held and transferred between CREST participants.
The South32 DIs will be created and issued under the Deed Poll, which will govern the relationship between the UK Depositary and the holders of the South32 DIs.

BHP BILLITON SHAREHOLDER CIRCULAR

7 Implementation of the Demerger
7.8 Explanation of South32 DI arrangements continued
Summary of the principal terms of the Deed Poll
Under the Deed Poll, Computershare Australia (on behalf of the UK Depositary) will hold the underlying South32 Shares on trust for all holders of South32 DIs as tenants in common and will hold on trust and pass on to holders of the South32 DIs any stock or cash benefits received by it as holder of the underlying South32 Shares.
Holders of South32 DIs will be able to exercise the rights attached to the South32 Shares represented thereby and will be treated in the same way as registered South32 Shareholders in respect of all other rights attaching to South32 Shares, in each case, so far as possible in accordance with applicable CREST Regulations, CREST requirements and applicable law. Holders of South32 DIs will not, however, be able to vote on a show of hands and must give prompt instructions to the UK Depositary or its nominated custodian, in accordance with any voting arrangements made available to them, to vote the underlying South32 Shares on their behalf or to take advantage of any arrangements enabling holders of South32 DIs to vote such shares as a proxy of the UK Depositary or its custodian.
Following the issue of the South32 DIs, holders will be able to cancel their South32 DIs in CREST in order to hold their underlying South32 Shares directly on the Australian or South African register (upon sending an instruction to CREST to that effect).
Holders of South32 DIs will be required to warrant, among other things, that South32 Shares issued or transferred to the UK Depositary (or a custodian on its behalf) after the Demerger will be free and clear of all third party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.
Subject to certain exceptions, the UK Depositary, Computershare Australia and any custodian or agent appointed by them (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the Deed Poll and may make deductions from income or capital receipts which would otherwise be due to the South32 DI holder and/or sell the underlying South32 Shares and make such deductions from the proceeds of sale as may be required for this purpose or to meet any tax liability of such South32 DI holder in respect of which the UK Depositary is required to make any deduction or withholding. Save for liabilities which arise from the acts or instructions of a South32 DI holder and any tax liability of a South32 DI holder, each South32 DI holder’s liability is limited to the cash and other property which the UK Depositary holds on trust for that South32 DI holder from time to time (Trust Property).
The Deed Poll permits the UK Depositary to charge South32 DI holders fees and expenses out of Trust Property and contains provisions excluding and limiting the UK Depositary’s liability. The UK Depositary will not be liable for any acts or omissions of South32, the CREST operator or any third party reasonably appointed by the UK Depositary outside its group to provide services in connection with the South32 DIs.
The liability of the UK Depositary is limited to the lesser of the value of (a) the deposited property attributable to the holder of South32 DIs and (b) the proportion of £5,000,000 which corresponds to the portion of the UK Depositary’s liability to the South32 DI holder relative to the UK Depositary’s liability to all holders in respect of the same act, omission or event. The UK Depositary may terminate the Deed Poll by giving at least 30 days’ notice to South32 DI holders.
The Trust Property will be held in pooled accounts. In the event of any shortfall in those accounts, South32 DI holders will be entitled to their pro rata share of the available South32 Shares or cash.
The UK Depositary may amend the Deed Poll by giving 30 days’ notice to South32 DI holders.
The UK Depositary or Computershare Australia (or any other duly appointed nominee or custodian) may require any holder of South32 DIs to provide information in relation to their holdings of South32 DIs on the same basis as such information may be required from a holder of South32 Shares.
The Deed Poll is governed by English law. A copy of the Deed Poll is available on the BHP Billiton website at www.bhpbilliton.com/demerger and will be available on the South32 website in due course.
7.9 Explanation of Corporate Sponsored Nominee (CSN) arrangements
(a) What is a CSN and how does the CSN Facility work?
In order to be admitted to trading on the LSE, transfers of South32 Shares must be eligible for settlement in CREST. As shares in Australian companies, such as South32, are not eligible for settlement in CREST, South32 has made the arrangements described in Section 7.8 for South32 Shares to be represented by South32 DIs. South32 DIs can be held and settled in CREST.
As BHP Billiton Plc Certificated Shareholders are not holding their BHP Billiton Plc Shares in CREST accounts, in order to enable BHP Billiton Plc Certificated Shareholders to hold the South32 Shares they will receive in a form which can be traded on the LSE, South32 has arranged for the UK Nominee to act as a nominee to hold South32 DIs representing South32 Shares for BHP Billiton Plc Certificated Shareholders (CSN Facility).

BHP BILLITON SHAREHOLDER CIRCULAR

7.9 Explanation of Corporate Sponsored Nominee (CSN) arrangements continued
Under the CSN Agreement, the UK Depositary has agreed to provide registrar services including maintaining records of participants in the CSN Facility, issuing statements of ownership, providing online access to enable participants to view their holdings, processing electronic instructions on their behalf, providing proxy services, processing distributions and providing a dealing facility.
The CSN Agreement includes limitations and exclusions of the UK Depositary’s liability, mutual indemnities and provision for the payment of fees and expenses to the UK Depositary.
Summary of the principal CSN Terms and Conditions
The UK Nominee will hold South32 DIs for CSN Participants on the CSN Terms and Conditions. Under the CSN Terms and Conditions, CSN Participants are the beneficial owners of the South32 DIs to which they relate and may give instructions to transfer the South32 DIs or underlying South32 Shares. By participating in the CSN Facility, CSN Participants warrant and undertake that they will not grant any liens, charges or encumbrances over their South32 DIs.
The UK Nominee agrees to pass on company communications and act on CSN Participants’ instructions to exercise voting and other rights in relation to their underlying South32 Shares (provided that it is put in funds if it is required to make any payment) and to take all reasonable steps to treat CSN Participants, so far as possible, in the same way as a registered holder of South32 Shares.
The UK Nominee is appointed as agent for the CSN Participants to give CREST instructions. The UK Nominee is not responsible for losses incurred from acts or omissions of the CREST member through whom messages are delivered into CREST on its behalf or arising from CREST. CSN Participants are required to indemnify the UK Nominee for costs and liabilities which may arise if they require the UK Nominee to give CREST instructions which cannot be completed for any reasons connected with the CSN Participant.
Client money held on behalf of CSN Participants will be held in pooled accounts. The UK Nominee will be entitled to set off amounts it owes to a CSN Participant against any amounts owed to it by that CSN Participant. The UK Nominee may make deductions in respect of any applicable withholding tax from payments due to a CSN Participant.
The UK Nominee may terminate a CSN Participant’s participation in the CSN Facility if the CSN Participant breaches the CSN Terms and Conditions, in which case the UK Nominee will transfer the underlying South32 DIs or South32 Shares to an account nominated by the CSN Participant.
No charges are payable by a CSN Participant other than for services requested by that CSN Participant.
CSN Participants may be required to provide information in relation to their underlying holdings of South32 DIs on the same basis as such information may be required from a holder of South32 Shares.
The CSN Terms and Conditions do not restrict a participant’s rights under the rules of the Financial Conduct Authority or the UK Financial Services Act 2012 and can be amended with South32’s consent.
The CSN Terms and Conditions are governed by English law.
CSN Terms and Conditions are available on the BHP Billiton website at www.bhpbilliton.com/demerger and will be available on the South32 website in due course. If you are a BHP Billiton Plc Certificated Shareholder you should find a copy of the CSN Terms and Conditions enclosed with this Shareholder Circular.
(b) Termination and your right to cancel your participation in the CSN Facility
A CSN Participant may cancel their participation in the CSN Facility by giving the UK Nominee written notice within 30 days after normal trading in South32 Shares commences on the LSE (which is expected to be on 26 May 2015). If a CSN Participant cancels their participation in the CSN Facility, the UK Nominee will transfer the underlying South32 DIs or South32 Shares to such person as the CSN Participant may nominate and no fees will be charged for such transfer.
Thereafter, a CSN Participant may terminate their participation in the CSN Facility and a transfer fee (currently £17.50) will apply.
(c) Participation in the CSN Facility is limited to South32 Shareholders in certain jurisdictions
The ability to participate in the CSN Facility may be restricted or made onerous by law in certain jurisdictions. Any BHP Billiton Plc Certificated Shareholder who has a registered address in the United States or any other CSN Restricted Jurisdiction will not be entitled to participate in the CSN Facility. Instead, those BHP Billiton Plc Certificated Shareholders will be issued their South32 Shares on the Australian issuer sponsored subregister, with an issuer sponsored holding statement issued reflecting their South32 shareholding.
The UK Nominee will provide a dealing service for CSN Participants. Details of this service are available on the BHP Billiton website at www.bhpbilliton.com/demerger and will be available on the South32 website in due course.

BHP BILLITON SHAREHOLDER CIRCULAR

7 Implementation of the Demerger
7.10 Existing Shareholder instructions and information
Existing dividend mandates to bank or building society accounts given by Shareholders in relation to dividends paid by BHP Billiton, email addresses and instructions given to BHP Billiton in relation to notices and other communications will continue to apply and will be applied automatically to South32 and the South32 Shares which Shareholders receive on the Demerger, unless the Shareholder provides alternative instructions to the applicable Share Registry on or prior to the applicable Record Date or once they become a South32 Shareholder.
Tax File Numbers for BHP Billiton Limited and dividend currency elections, wire and global payment instructions for the BHP Billiton Plc UK Shareholders (for CREST and BHP Billiton Plc Certificated Shareholders) will not be carried over to the South32 Share Register (or be used post the Demerger on the South32 register). These will need to be resupplied by South32 Shareholders after the distribution in accordance with the terms and conditions of that service.
7.11 Trading your South32 Shares
(a) Trading on the ASX
South32 will apply to participate in CHESS, in accordance with the ASX Listing Rules and ASX Settlement Operating Rules. CHESS is an electronic transfer and settlement system for transactions in securities quoted on the ASX under which transfers are effected in electronic form. South32 Shareholders who hold their South32 Shares on the CHESS or Australian issuer sponsored subregister will be able to sell or buy South32 Shares through their existing ASX participant broker. South32 is expected to trade under the ASX code of S32.
(b) Trading on the JSE
Application has been made to the JSE for a secondary listing by way of introduction of all the issued South32 Shares in the general mining sector of the Main Board of the JSE under the abbreviated name South32 and share code S32, with effect from the commencement of trading on the JSE on 18 May 2015.
Strate is the authorised Central Securities Depository for the electronic settlement of all financial instruments in South Africa. Shares that are not represented by documents of title and that have been replaced with electronic records of ownership are referred to as Dematerialised or uncertificated shares. Shares that are evidenced by share certificates or other documents of title are referred to as certificated shares. The CSDPs are the only market participants who can liaise directly with Strate. Under the Strate system, there are essentially two types of clients, controlled and non-controlled. Controlled broker clients elect to keep their shares and cash in the custody of their broker and, therefore, indirectly the broker’s chosen CSDP. Controlled clients deal directly and exclusively with their broker. Non-controlled broker clients appoint their own CSDP. A non-controlled client receives share statements directly from their CSDP.
South32 Shares will be traded and settled on the JSE through Strate only in electronic form as Dematerialised or uncertificated South32 Shares. Accordingly, any person who acquires South32 Shares and who elects to receive such South32 Shares in certificated form will be required to dematerialise their interest in such certificated South32 Shares in order to be able to trade such South32 Shares on the JSE. It is noted that there are risks associated with holding shares in certificated form, including the risk of loss or tainted scrip, which are no longer covered by the JSE Guarantee Fund. To facilitate trading on the JSE through Strate, the dematerialised South32 Shares on the Strate Nominee Register will be immobilised and registered in certificated form in the name of the Strate Nominee. This will not, however, affect the operation of the Strate system. The beneficial holders of such South32 Shares will have their beneficial interests in such South32 Shares recorded in accounts maintained by each CSDP, and transfer and settlement of such beneficial title will be effected through Strate and in accordance with the Strate rules. Each beneficial holder will be required to maintain an account with a CSDP or broker and will instruct their CSDP or broker regarding voting and other matters in accordance with the mandate entered into between such beneficial holder and their CSDP or broker. If a beneficial holder wishes to attend a meeting of South32 in person, they will need to request a proxy form from their CSDP or broker, who will then obtain such proxy form from the Strate Nominee via Strate. The dividends due to the beneficial holders will be paid into their accounts by their CSDP or broker. South32 intends to procure the distribution of all notices and other documentation to all beneficial holders who have indicated their desire to receive such notices and other relevant documentation.
(c) Trading on the LSE
As settlement of South32 Shares cannot occur through CREST, settlement of trades in South32 Shares on the LSE will only occur in the form of South32 DIs. South32 DIs will be credited to CREST accounts of Eligible BHP Billiton Plc Shareholders whose BHP Billiton Plc Shares are held in CREST. Trading on the LSE and settlement of such trades through CREST as South32 DIs will take place in exactly the same way as with an ordinary share. The South32 Shares and South32 DIs will have the same ISIN. South32 is expected to trade under the LSE code of S32.
Any BHP Billiton Plc Certificated Shareholder whose registered address is not in a CSN Restricted Jurisdiction will be able to trade their South32 Shares through the CSN dealing service, full details of which are available on the BHP Billiton website at www.bhpbilliton.com/demerger and will be available on the South32 website in due course. It is expected that any trades on behalf of a CSN Participant will be carried out on the LSE and settled by the transfer of South32 DIs.

BHP BILLITON SHAREHOLDER CIRCULAR

7.11 Trading your South32 Shares continued
(d) Trading of the South32 ADSs
The South32 ADSs will not be listed on any exchange in the United States. Instead, the South32 ADSs will be eligible for trading on the United States over-the-counter market. Settlement of South32 ADSs traded on the over-the-counter market will take place through the facilities of DTC. If a person wishes to trade the South32 ADSs, they should consult their broker or other securities intermediary to determine how the South32 ADSs may be traded and how such trades may be settled in the United States.
7.12 Sale Facility and sale of South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled
(a) Small Shareholders’ eligibility to participate in the Sale Facility
Small Shareholders, being Eligible Shareholders with a registered address in Australia, the United Kingdom, South Africa, Alderney, Canada, Chile, Guernsey, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand and Swaziland who are not acting for the account or benefit of persons in the US, and whose aggregate holdings of BHP Billiton Shares on all relevant registers amount to 10,000 shares or less (the Small Shareholder Threshold) (calculated in the manner explained below), may elect to have all the South32 Shares that they receive transferred to BHP Billiton Limited and sold by the Sale Agent and the proceeds remitted to them as soon as practicable following the sale of those shares, free of any brokerage costs or stamp duty. Shares are expected to be sold at a date or dates which the Sale Agent determines is reasonable having regard to the demand for South32 Shares. Participating Small Shareholders can expect to be sent the sale proceeds within approximately two weeks of all the South32 Shares being sold but no later than eight weeks following the ASX Listing Date.
The Small Shareholder Threshold will be calculated as follows:
Shareholders other than South African Shareholders by adding (a) the number of BHP Billiton Limited Shares held by an Eligible Shareholder on the Limited Record Date (if any) and (b) the number of BHP Billiton Plc Shares which that Eligible Shareholder holds on the Plc Record Date (if any); or
South African Shareholders by adding (a) the number of BHP Billiton Plc Shares held directly by an Eligible Shareholder on the South African branch register on the Plc Record Date (if any) and (b) the number of BHP Billiton Plc Shares which that Eligible Shareholder holds on the Strate Nominee Register at the JSE Record Date.
The Small Shareholder Threshold applies to all BHP Billiton Shares held by a BHP Billiton Shareholder irrespective of whether these are held in more than one account in the name of that shareholder. BHP Billiton reserves the right to reject elections to participate in the Sale Facility made by any BHP Billiton Shareholder whose aggregate holding of BHP Billiton Shares calculated in the manner described above exceeds 10,000 shares.
BHP Billiton Limited Shareholder Sale Facility election by trustees and nominees
If a BHP Billiton Limited Shareholder holds one or more parcels of BHP Billiton Shares as trustee or nominee for, or otherwise on account of, another person, that BHP Billiton Shareholder may make separate elections in accordance with the election process in respect of each of those parcels. In order to make separate elections, the trustee or nominee must establish distinct holdings on the BHP Billiton Limited Share Register in respect of each parcel of BHP Billiton Limited Shares and must make a separate sale election in respect of each such parcel of South32 Shares. However, the trustee or nominee may not accept instructions from an underlying beneficiary to make an election unless it is in respect of all parcels of BHP Billiton Shares held by the trustee or nominee on behalf of that beneficiary, and the underlying beneficiary has confirmed to the trustee or nominee that its aggregated beneficial and legal holding of BHP Billiton shares is less than the Small Shareholder Threshold.
BHP Billiton ADS Holders Sale Facility eligibility
Holders of BHP Billiton ADSs will not be eligible to participate in the Sale Facility.
BHP Billiton Shareholders who wish to participate in the Sale Facility
Those Small Shareholders who wish to participate in the Sale Facility should:
if they are a Small Shareholder who holds BHP Billiton Limited Shares, complete and return the Sale Facility Form using the enclosed reply paid envelope so that it is received by the BHP Billiton Limited Share Registry by 5:00pm (AEST) on 20 May 2015.
Alternatively, Selling Shareholders who hold BHP Billiton Limited Shares can make an election online by visiting the website www.bhpbilliton.com/demerger and following the instructions;
if they are a Small Shareholder who holds BHP Billiton Plc Shares (not on the South African branch register or who holds their BHP Billiton Plc Shares in CREST), complete and return the Sale Facility Form using the enclosed reply paid envelope so that it is received by the BHP Billiton Plc UK Share Registry by 1:00pm (BST) on 22 May 2015; or

BHP BILLITON SHAREHOLDER CIRCULAR

7 Implementation of the Demerger
7.12 Sale Facility and sale of South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled continued
if they are a Small Shareholder who holds:
BHP Billiton Plc Shares on the South African branch register (in certificated form) – complete and return the Sale Facility Form using the enclosed reply paid envelope so that it is received by BHP Billiton Plc South African Share Registry by 12:00pm (SAST) on 22 May 2015; or
BHP Billiton Plc Dematerialised Shares – ensure that the relevant CSDP or broker makes an election on that Shareholder’s behalf in accordance with the terms of the mandate entered into between that Shareholder and their CSDP or broker. The relevant CSDP or broker will have to ensure that the election of the shareholder is communicated to both Strate and the BHP Billiton Plc South African Share Registry by 1:00pm (SAST) on 22 May 2015.
BHP Billiton Shareholder Sale Facility election by CREST holders
Small Shareholders who hold their BHP Billiton Plc Shares in CREST can make an election by submitting a Transfer to Escrow (TTE) instruction for the South32 Shares they will receive, as detailed below.
For the purposes of facilitating an election via CREST, holders will be credited at 8:00 am on 20 May 2015 with one interim CREST entitlement for each ordinary share held in CREST at the Plc Record Date. This interim CREST entitlement security will allow Small Shareholders who hold their BHP Billiton Plc Shares in CREST to elect electronically through the CREST system, under the ISIN GB00BW1YPV06.
Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timing and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure all necessary actions are taken by you (or by your CREST sponsor) to ensure a TTE instruction relating to the sale of all your South32 Shares settles prior to 1:00pm (BST) on 22 May 2015. In this regard, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Sale Facility is only available to registered holders who meet the Small Shareholder Threshold, and all shares must be elected to be sold. If at the settlement deadline the election received is not in respect of the total registered of BHP Billiton Shares at the relevant Record Dates, or is for greater than the Small Shareholder Threshold, the election will be rejected.
Transfer to Escrow Instructions
To make an election in CREST, Small Shareholders who hold their BHP Billiton Plc Shares in CREST should submit (or, if they are a CREST personal member, procure that their CREST sponsor gives) a TTE Instruction, which must be properly authenticated in accordance with Euroclear’s specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:
the number of interim CREST entitlements to be transferred to an escrow balance, representing the number of South32 Shares which you wish to elect to sell;
the interim CREST entitlement ISIN GB00BW1YPV06;
your Member Account ID;
your Participant ID;
Participant ID of the escrow agent, being 3RA32;
member account ID of the escrow agent, being BHPSTTDE;
intended settlement date. This should be as soon as possible on or after 8:00am on 20 May 2015 and in any event no later than 1:00pm (BST) on 22 May 2015;
the Corporate Action Number. This is allocated by Euroclear and can be found by viewing the relevant Corporate Action details in CREST;
the Delivery Instruction with a priority of 80;
contact name and telephone number in the shared note field.
BHP Billiton Plc Shareholders who hold one or more parcels of BHP Billiton Shares as trustee or nominee for, or otherwise on account of, another person, may make separate elections in accordance with the election process in respect of each of those parcels. In order to make separate elections a CREST holder may use this Sale Facility by converting, at their own cost, their holdings of ordinary shares into distinct CREST holdings prior to the Plc Record Date and make a separate TTE instruction in respect of each such parcel of interim CREST entitlements.

BHP BILLITON SHAREHOLDER CIRCULAR

7.12 Sale Facility and sale of South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled continued
However, the trustee or nominee may not accept instructions from an underlying beneficiary to make an election unless it is in respect of the Demerger attributable to all parcels of BHP Billiton Shares held by the trustee or nominee on behalf of that beneficiary and the underlying beneficiary has confirmed to the trustee or nominee that its aggregated beneficial and legal holding of BHP Billiton shares is less than the Small Shareholder Threshold.
Withdrawal of an election
If Small Shareholders who hold BHP Billiton Limited Shares wish to revoke a previously submitted Sale Facility Form, they should request such revocation in writing to the BHP Billiton Limited Share Registry by 5:00pm (AEST) on 20 May 2015.
Alternatively, they may revoke their election online by visiting the BHP Billiton website at www.bhpbilliton.com/demerger and following the instructions.
If Small Shareholders who hold BHP Billiton Plc Shares (other than on the South African branch register) wish to revoke a previously submitted Sale Facility Form, they should request such revocation in writing to the BHP Billiton Plc UK Share Registry by 1:00pm (BST) on 22 May 2015.
If Small Shareholders who hold BHP Billiton Plc Shares in certificated form on the South African branch register wish to revoke a previously submitted Sale Facility Form, they should request such revocation in writing to the BHP Billiton Plc South African Share Registry by 12:00pm (SAST) on 22 May 2015.
BHP Billiton Plc Dematerialised Shareholders will need to advise their CSDP or broker, if they wish to revoke a Sale Facility Instruction. Any such revocation should be made within the election timetable that the CSDP or broker has provided to the BHP Billiton Plc Dematerialised Shareholders.
All written requests to revoke an election should contain the Small Shareholder’s unique Shareholder reference number, their full name and address and must be signed by all the registered holders of the relevant BHP Billiton Shares.
(b) Conduct of sales by Sale Agent
The Sale Agent will sell South32 Shares subject to the Sale Facility and South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled on the ASX at market prices. The Sale Agent will conduct the sale of the South32 Shares in such manner as the Sale Agent determines in good faith, in its absolute discretion, with the objective of seeking to achieve the best price reasonably obtainable, having regard to a number of factors such as prevailing market conditions. As the market price of South32 Shares will be subject to change from time to time, the sale price of those South32 Shares and the proceeds of that sale cannot be guaranteed. Selling Shareholders will be able to obtain information on the market price of South32 Shares on the ASX’s website at www.asx.com.au.
In providing services to BHP Billiton in connection with the Sale Facility and the sale of South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled, the Sale Agent is not acting as agent or sub agent of any Selling Shareholder or Ineligible Overseas Shareholder, does not have any duties or obligations (fiduciary or otherwise) to Selling Shareholders or Ineligible Overseas Shareholders and does not underwrite the sale of any South32 Shares. The Sale Agent, together with its affiliates, is a full service financial institution engaged in various activities, which may include trading, financing, financial advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.
(c) Remittance of proceeds
The proceeds received by the Sale Agent from the sale of South32 Shares will, as soon as practicable, be remitted by BHP Billiton (or the Registry) in the currency elected in a Selling Shareholder’s or Ineligible Overseas Shareholder’s standing dividend currency election with BHP Billiton or, if a Selling Shareholder or Ineligible Overseas Shareholder has not made a currency election before the applicable Record Date, in the currency in which the Selling Shareholder is paid their BHP Billiton dividends. This payment will be made to Selling Shareholders and Ineligible Overseas Shareholders by BHP Billiton (or the Registry) making a deposit into the bank account recorded with the BHP Billiton Limited Share Registry or BHP Billiton Plc Share Registry (as applicable) into which their BHP Billiton dividends are paid. If a bank account is not recorded, the Selling Shareholder or Ineligible Overseas Shareholder will be sent a cheque for the proceeds of sale by BHP Billiton (or the Registry). Where a Selling Shareholder makes an election by submitting a TTE instruction via CREST, the sale proceeds will be remitted by means of the CREST assured payment arrangement. If the relevant Selling Shareholder or Ineligible Overseas Shareholder’s whereabouts are unknown as at the applicable Record Date, the proceeds will be paid into a separate bank account and held until claimed or applied under laws dealing with unclaimed money.

BHP BILLITON SHAREHOLDER CIRCULAR

7 Implementation of the Demerger
7.12 Sale Facility and sale of South32 Shares to which the Ineligible Overseas Shareholders would otherwise have been entitled continued
The proceeds from the sale of South32 Shares under the Sale Facility and amounts that would otherwise have been received by the Ineligible Overseas Shareholders will be pooled and the amount of money due to each Selling Shareholder and each Ineligible Overseas Shareholder will be calculated on an averaged basis so that all Selling Shareholders and Ineligible Overseas Shareholders will receive the same price per South32 Share, subject to rounding to the nearest whole cent, penny, rand or equivalent measure of currency (as applicable). Consequently, the amount received by Selling Shareholders and Ineligible Overseas Shareholders for each South32 Share may be more or less than the actual price that is received by the Sale Agent for that particular South32 Share.
Shareholders may choose to sell their South32 Shares independently by not completing and returning a Sale Facility Form and follow normal market practice upon receipt of their South32 Shares (but, in that case, the Shareholders will pay their own brokerage costs, SDRT and any applicable stamp duty).
7.13 Demerger agreements
The key transaction documents to give effect to the Demerger are summarised below.
(a) Implementation Deed
The Implementation Deed entered into on or around the date of this document between BHP Billiton Limited, BHP Billiton Plc and South32 sets out:
the conditions to the Demerger described in Section 7.1;
certain steps required to be taken by each party to implement the Demerger.
(b) Separation Deed
The Separation Deed entered into on or around the date of this document between BHP Billiton Limited, BHP Billiton Plc and South32 deals with issues arising in connection with the separation of South32 from the BHP Billiton Group.
The key terms of the Separation Deed are summarised below.
Demerger Principle: Subject to certain exceptions (see below), the fundamental underlying principle of the Demerger (Demerger Principle) is that:
the South32 Group will have the entire economic benefit and risk of the South32 Businesses (and former South32 Businesses), as if the South32 Group and not the BHP Billiton Group had owned those businesses at all times;
the BHP Billiton Group will have the entire economic benefit and risk of the BHP Billiton Businesses (including the entire risk in former BHP Billiton Businesses), as if the BHP Billiton Group and not the South32 Group had owned those businesses at all times.
This principle is subject to BHP Billiton being entitled to all the cash of the South32 Businesses up to the Economic Separation Date, so long as the South32 Group has net cash (broadly defined as cash and cash equivalents less interest bearing liabilities but excluding financing leases) of US$54 million (subject to certain other agreed adjustments) at the time of its separation from the BHP Billiton Group.
Rights and obligations in accordance with the Demerger Principle: To give effect to the Demerger Principle, BHP Billiton and South32 agree that once the Demerger is implemented, no member of the BHP Billiton Group will have any rights against, or obligations to, any member of the South32 Group and no member of the South32 Group will have any rights against, or obligations to, any member of the BHP Billiton Group.
This is subject to exceptions, including in relation to the rights and obligations of the BHP Billiton Group and the South32 Group under:
the Separation Deed and other transaction documents;
insurance policies issued or underwritten by a member of the BHP Billiton Group;
certain other agreements between the BHP Billiton Group and the South32 Group that the parties have agreed will continue following the Distribution Date.
Assumption of liabilities: Consistent with the Demerger Principle:
BHP Billiton will assume and be responsible for all liabilities relating to the BHP Billiton Businesses and former BHP Billiton Businesses (howsoever arising) and BHP Billiton Limited indemnifies the South32 Group against all claims and liabilities relating to those businesses (separate indemnities also apply under some of the sale agreements relating to the Internal Restructure);

BHP BILLITON SHAREHOLDER CIRCULAR

7.13 Demerger agreements continued
South32 will assume and be responsible for all liabilities relating to the South32 Businesses and former South32 Businesses (howsoever arising) and indemnifies the BHP Billiton Group against all claims and liabilities relating to those businesses (separate indemnities also apply under some of the sale agreements relating to the Internal Restructure);
the Separation Deed also includes specific provisions concerning tax liabilities which are described below.
Release: To support the points described above, BHP Billiton and South32 have agreed that:
South32 releases BHP Billiton from liabilities relating to the existing and former South32 Businesses and BHP Billiton releases South32 from liabilities relating to existing and former BHP Billiton Businesses;
BHP Billiton and South32 have no right to make any claim against each other and release each other from any liability relating to:
the matters and transactions which are the subject of, or contemplated by, the Separation Deed and other transaction documents;
the Internal Restructure (and the various transfers of ownership and responsibility undertaken pursuant to it);
the Demerger;
any express or implied conduct or representations made by them or certain of their representatives in the course of communications or negotiations about those matters, except as expressly provided for in, or in relation to a breach of, the Separation Deed, another transaction document, insurance policies issued or underwritten by a member of the BHP Billiton Group, certain other agreements between the BHP Billiton Group and the South32 Group that the parties have agreed will continue following the Distribution Date and any claims and liabilities that cannot be excluded by law.
Limitations and exclusions from indemnities and claims: BHP Billiton and South32 may only make a claim (including in relation to any of the indemnities described in this Section 7.13(b)) under the Separation Deed or another transaction document if the amount of the claim exceeds US$100,000. In addition, the claim must be net of any amount that the party receives under insurance. A party is not liable for a claim made by the other under the Separation Deed or any other transaction document to the extent the liability giving rise to the claim arises from the fraud, wilful misconduct or bad faith of the claiming party.
Assets: If, following the Distribution Date, any asset which exclusively relates to a South32 Business or any minerals tenement which is held for the primary purpose or benefit of a South32 Business is identified as being owned by the BHP Billiton Group then, subject to certain limitations and qualifications, the Separation Deed imposes obligations on BHP Billiton to transfer, assign or grant rights over that asset or tenement to the South32 Group. Reciprocal obligations apply to South32 for assets which exclusively relate to a BHP Billiton Business or which are used by, or relate to, both the BHP Billiton Businesses and the South32 Businesses and for minerals tenements which are held for the primary purpose or benefit of the BHP Billiton Business. The Separation Deed also contains arrangements in relation to the separation of assets, which are shared by the BHP Billiton Businesses and the South32 Businesses as at the Distribution Date.
Contracts: BHP Billiton must use its reasonable endeavours to transfer each contract to which a BHP Billiton Group member is a party as at the Distribution Date which is exclusively used by, or exclusively relates to, the South32 Businesses to the South32 Group. South32 indemnifies the BHP Billiton Group for all claims and liabilities incurred by the BHP Billiton Group in relation to such contracts, subject to limited exceptions. Reciprocal obligations and indemnities apply to South32 for contracts which are exclusively used by, or exclusively relate to, the BHP Billiton Businesses to which the South32 Group is a party. The Separation Deed also contains arrangements in relation to the separation of contracts which are shared by the BHP Billiton Businesses and the South32 Businesses and identified after the date of the Separation Deed.
Exploration data: South32 will be provided with a copy of certain exploration data held centrally by the BHP Billiton Group relating (i) exclusively to bauxite, manganese or nickel exploration anywhere in the world or (ii) to minerals exploration (other than petroleum) in Africa, certain parts of north-east Australia and certain parts of North America. BHP Billiton will be provided with a copy of certain minerals exploration data held by the South32 Businesses. The rights granted to each party to use the data are subject to applicable laws, third party rights and certain other restrictions.
Liability in relation to the disclosure documents: Except in relation to limited categories of information for which the parties have agreed South32 is responsible, BHP Billiton Limited agrees to indemnify the South32 Group and its directors and officers against any liability arising from a failure of this Shareholder Circular or the South32 Listing Document to comply with any applicable legal requirement. South32 agrees to indemnify the BHP Billiton Group and its directors and officers against any liability arising from a failure of the information for which South32 is responsible to comply with any applicable legal requirement.
Financial support: South32 is obliged to use its reasonable endeavours to procure the release of all encumbrances, guarantees and other forms of security and financial support (Guarantees) given by, or at the request of the BHP Billiton Group in respect of the South32 Businesses. South32 indemnifies the BHP Billiton Group against all liabilities in relation to such Guarantees until they are released and must pay BHP Billiton a quarterly fee based on the aggregate amount which remains outstanding under such Guarantees after the Distribution Date.

BHP BILLITON SHAREHOLDER CIRCULAR

7 Implementation of the Demerger
7.13 Demerger agreements continued
Demerger costs: The Separation Deed sets out the arrangements agreed between BHP Billiton and South32 with respect to the allocation of certain costs associated with the establishment of the South32 Group as an independent and separate company group. Each party indemnifies the other with respect to the costs it has agreed to pay.
Employees: BHP Billiton Limited indemnifies the South32 Group against all claims and liabilities incurred by the South32 Group in relation to current and former employees and contractors, including claims in respect of any entitlements (which ought to have been paid but were not paid), breach of employment terms or the transfer or termination of that employee, to the extent those claims and liabilities relate to the relevant employees’ or contractors’ period of service within a BHP Billiton Business or former BHP Billiton Business. South32 reciprocally indemnifies the BHP Billiton Group in relation to current and former employees and contractors, to the extent those claims and liabilities relate to the relevant employees’ or contractors’ period of service within a South32 Business or former South32 Business. South32’s indemnity is subject to an exception for claims and liabilities which relate to an employee’s or contractor’s period of service within a South32 Business or former South32 Business where the role of that employee or contractor was part of a BHP Billiton Group-wide function or was established as a result of, or in anticipation of, the Demerger, which are instead the subject of an indemnity from BHP Billiton to the South32 Group. Reciprocal indemnities are also provided in relation to claims and liabilities arising from breaches of workplace laws, including occupational health and safety, equal opportunity and discrimination laws, to the extent relating to service within the BHP Billiton Businesses or former BHP Billiton Businesses and the South32 Businesses or former South32 Businesses, respectively.
For each employee of the BHP Billiton Group on the Distribution Date, BHP Billiton must recognise the period of service of that employee with the BHP Billiton Group prior to the Demerger and is liable for all future service related entitlements of such an employee (including leave and redundancy). South32 is reciprocally responsible for each employee of the South32 Group on the Distribution Date.
A separate Workers’ Compensation Deed, entered into on or around the date of this document by BHP Billiton Limited and South32, relates to the assumption and management of workers’ compensation claims and liabilities.
Insurance: All insurance cover provided in relation to the South32 Group or the South32 Businesses under either third party insurance policies which apply to both BHP Billiton and South32 or BHP Billiton captive insurance policies, will cease with effect from the date of the Demerger. However, South32 will retain whatever rights it may hold under those policies in respect of outstanding claims notified before the Demerger and, in respect of occurrence-based liability insurance for which South32 does not obtain replacement retroactive cover, claims which relate to events occurring prior to the Demerger. BHP Billiton will retain the proceeds of any insurance claims relating to the South32 Businesses to the extent those proceeds relate to losses and costs incurred prior to the date of the Demerger.
Branding: The South32 Group must cease to use the BHP Billiton and BHP Billiton Group names and the associated trade marks of the BHP Billiton Group as soon as practicable following the Distribution Date, subject to customary run-off periods, and facilitate orderly separation for signage, stationery, promotional and packaging materials, employee uniforms and the like. The BHP Billiton Group must not use or register any trade marks or any business, company or domain names which are substantially similar to South32 trade marks or which contain references to ‘South32’ or ‘South32 Group’ (except in certain limited circumstances).
Litigation: The Separation Deed sets out arrangements pursuant to which the management responsibility for future third party claims will generally rest with the party who ultimately bears liability for that claim based on the terms of the Separation Deed and other transaction documents. This is subject to exceptions for third party claims which relate to:
– both BHP Billiton and South32, their groups, businesses or former businesses; or
– regulatory or governmental investigations or prosecutions which may cause reputational harm to the BHP Billiton Group or result in a criminal or civil penalty finding being made or result in a civil claim being brought against the BHP Billiton Group or certain other persons acting for or on its behalf, in respect of which BHP Billiton will have the right to manage the claim.
Both parties agree to assist each other in respect of the conduct of certain third party claims and agree not to take action in respect of such a claim which could cause liability or reputational damage to the other (or its group) without the other’s consent.
Ownership of, and access to, records and data: Other than business records which are exclusively used by, or exclusively relate to, the South32 Businesses (which will be owned by South32), all business records will be owned by BHP Billiton.
BHP Billiton will provide to South32 a copy of certain centrally held data relating to the South32 Businesses as part of the separation arrangements for the Demerger. Subject to certain restrictions, each party will be obliged to make available relevant business records and data which relate to the other party’s business following the Demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

7.13 Demerger agreements continued
Taxation: The general principle set out in the Separation Deed is that:
the BHP Billiton Group will be responsible for all taxes payable, and will receive all tax benefits, which relate to the BHP Billiton Group’s Australian tax consolidated groups and the BHP Billiton Businesses and former BHP Billiton Businesses in respect of periods both prior to and after the Distribution Date; and
the South32 Group will be responsible for all taxes (other than taxes which relate to the BHP Billiton Group’s Australian tax consolidated groups) payable, and will receive all tax benefits, which relate to the South32 Businesses and former South32 Businesses in respect of periods both prior to and after the Distribution Date.
However, the economic benefit, risks and liabilities in respect of certain tax matters have been allocated between BHP Billiton and South32 differently to the result that would follow the application of that principle based on a range of factors (including which party is considered to have the most interest in, and is better placed to manage, the matter). BHP Billiton Limited will also indemnify the South32 Group for tax and stamp duty liabilities incurred by the South32 Group in relation to the internal restructuring steps required to implement the Demerger.
Each party will have the right to manage any tax enquiries, demands or disputes relating to a matter for which it is responsible.
(c) Cash Adjustment Agreement
BHP Billiton Limited and South32 entered into a Cash Adjustment Agreement on or around the date of this document under which they agreed to procure that, on the Economic Separation Date, South32 will hold a specified post-Demerger targeted net cash balance (as set out in Section 7.13(b)). The parties have agreed to make certain payments, and to take certain steps, as may be necessary to achieve that position. On the Economic Separation Date, BHP Billiton Limited will subscribe for a South32 Share for cash consideration, and separately South32 may return capital to BHP Billiton Limited, in each case in such amounts as are required for South32 to arrive at its post-Demerger targeted net cash balance.
(d) Transitional Services Agreement
A wholly-owned subsidiary of BHP Billiton Limited and South32 entered into the Transitional Services Agreement on or around the date of this document under which the parties have agreed to continue to provide some support services to each other on a transitional basis for up to 12 months following the Distribution Date (or up to three years following the Distribution Date for certain services related to the administration of employee incentive plans) to facilitate the South32 Group’s separation from BHP Billiton.
The primary services which will be provided by BHP Billiton relate to it facilitating the separation of the South32 Group from the BHP Billiton information technology systems. In this regard, BHP Billiton will provide the South32 Group with temporary access to a cloned version of the BHP Billiton core information technology systems, as well as with support in migrating the South32 Group’s data from the clone to its own information technology systems.
BHP Billiton will also provide the South32 Group with support in a number of other areas, including payroll, human resources and reporting, to facilitate the South32 Group’s separation.
The transitional support services that South32 will provide for BHP Billiton under the Transitional Services Agreement relate primarily to BHP Billiton’s reporting functions.

BHP BILLITON SHAREHOLDER CIRCULAR

8
Taxation implications

BHP BILLITON SHAREHOLDER CIRCULAR

8.1 Important information
Section 8 contains a general outline of the taxation implications for certain Shareholders and ADS Holders of BHP Billiton Limited that are tax resident in Australia, New Zealand, the United Kingdom or the United States, and of BHP Billiton Plc that are tax resident in the United Kingdom, South Africa or the United States, and participate in the Demerger.
This does not constitute tax advice. This document does not take into account Shareholders’ or ADS Holders’ individual investment objectives, financial situation or needs. This document is not a complete analysis of all taxation laws which may apply in relation to the Demerger for Shareholders and ADS Holders. All Shareholders and ADS Holders of BHP Billiton Limited and BHP Billiton Plc should consult with their own independent taxation advisers regarding the taxation implications of participating in the Demerger given the particular circumstances which apply to them.
Special rules may apply to certain Shareholders such as tax exempt organisations, listed investment companies, insurance companies, superannuation funds, banks, Shareholders who hold their BHP Billiton Shares as trading stock, Shareholders and their associates that hold 10 per cent or more of the issued share capital in BHP Billiton Limited, BHP Billiton Plc, or South32 (as applicable), Shareholders (other than Australian tax residents) that use South32 Shares at any time in carrying on business through an Australian permanent establishment, Shareholders that hold shares as part of a straddle or a hedging or conversion transaction and Shareholders who hold their BHP Billiton Shares in conjunction with an employee share scheme. This outline does not address any of the above circumstances or special rules.
This outline relates solely to matters governed by, and should be interpreted in accordance with, the laws of the various countries as in force and as interpreted at 9:00am (AEDT) on the date of this document. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities may take effect retrospectively and/or affect the conclusions drawn. This outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise) after that time.
8.2 Australian tax consequences for BHP Billiton Limited Shareholders
(a) Scope
The following is a general outline of the main Australian taxation implications in relation to the Demerger for BHP Billiton Limited Shareholders who (i) are residents of Australia for income tax purposes (and are not tax residents of any other country), (ii) hold their BHP Billiton Limited Shares on capital account for income tax purposes, (iii) are not subject to the rules concerning the taxation of financial arrangements contained in Division 230 of the Income Tax Assessment Act 1997 (Cth) in respect of their BHP Billiton Limited Shares and (iv) participate in the Demerger Dividend (Participating Australian Shareholders).
The Australian dividend withholding tax implications in relation to the Demerger for BHP Billiton Limited Shareholders that are not residents of Australia for income tax purposes are outlined in Section 8.2(f).
(b) Class ruling
BHP Billiton Limited has applied to the Australian Commissioner of Taxation (Commissioner) for a class ruling confirming certain income tax implications of the Demerger for Participating Australian Shareholders. The final class ruling is expected to be received from the Commissioner shortly after the Demerger. BHP Billiton will notify Shareholders as soon as a ruling is released.
The class ruling application is principally concerned with (i) confirming that any dividend under the Demerger will not be assessable to Participating Australian Shareholders, (ii) confirming the appropriate methodology for allocating the cost base of the BHP Billiton Limited Shares between the BHP Billiton Limited Shares and the South32 Shares distributed under the Demerger, (iii) determining the acquisition time of the South32 Shares for Participating Australian Shareholders, and (iv) confirming that the Commissioner will not apply the anti-avoidance rules applicable to demergers.
BHP Billiton Limited has received a draft class ruling setting out the Commissioner’s preliminary but considered view. However, as at the date of this document, the final class ruling is yet to be issued. Accordingly, the information below includes the implications for Participating Australian Shareholders in circumstances where, based on the draft class ruling, demerger tax relief does apply and, alternatively, where demerger tax relief does not apply.

BHP BILLITON SHAREHOLDER CIRCULAR

8 Taxation implications
8.2 Australian tax consequences for BHP Billiton Limited Shareholders continued
(c) Outline of the Australian taxation implications of the Demerger Dividend
(1) General capital gains tax consequences
A capital gains tax (CGT) event will happen in relation to each BHP Billiton Limited Share held by a Participating Australian Shareholder as a result of the Demerger. However, any capital gain will be reduced to nil and no capital loss will arise.
(2) Implications for Participating Australian Shareholders if demerger tax relief is available
The taxation consequences will depend on whether the BHP Billiton Limited Shares held by a Participating Australian Shareholder were acquired, or were deemed to have been acquired, before 20 September 1985 (Pre-CGT BHP Billiton Limited Shares) or on or after 20 September 1985 (Post-CGT BHP Billiton Limited Shares).
(i) Demerger Dividend
The entire distribution of the South32 Shares to Participating Australian Shareholders will be treated as a demerger dividend for income tax purposes.
Therefore, the Demerger Dividend will not be assessable to Participating Australian Shareholders.
(ii) CGT consequences for Participating Australian Shareholders who hold post-CGT shares
If demerger tax relief is available then, irrespective of whether demerger tax relief is chosen, Participating Australian Shareholders must apportion the tax cost base of their Post-CGT BHP Billiton Limited Shares just before the Demerger between the Post-CGT BHP Billiton Limited Shares and South32 Shares held just after the Demerger.
The first element of the tax cost base of each Post-CGT BHP Billiton Limited Share and corresponding South32 Share held by a Participating Australian Shareholder immediately after the Demerger will be determined as follows:
calculate the total of the cost bases of the Post-CGT BHP Billiton Limited Shares held (worked out just before the Demerger);
apportion the result of the above calculation between the Post-CGT BHP Billiton Limited Shares and corresponding South32 Shares held after the Demerger, having regard to the market values (or a reasonable approximation thereof) just after the Demerger of the shares. BHP Billiton will provide Participating Australian Shareholders with information to assist them in determining the respective cost bases of their Post-CGT BHP Billiton Limited Shares and corresponding South32 Shares, on the BHP Billiton website after the Demerger.
Irrespective of whether demerger tax relief is chosen, Participating Australian Shareholders will be treated as having acquired the corresponding South32 Shares on the same date as their Post-CGT BHP Billiton Limited Shares for the purpose of determining the availability of the CGT discount in respect of any subsequent disposal of those shares (see Section 8.2(d)(2)). For example, if a Participating Australian Shareholder acquired their Post-CGT BHP Billiton Limited Shares on 1 July 2010, the corresponding South32 Shares received under the Demerger will be deemed to have been acquired on 1 July 2010.
(iii) CGT consequences for Participating Australian Shareholders who hold pre-CGT shares and choose demerger tax relief
Participating Australian Shareholders that hold Pre-CGT BHP Billiton Limited Shares and choose demerger tax relief will be treated as having acquired the corresponding South32 Shares before 20 September 1985. Therefore, the corresponding South32 Shares will be treated as pre-CGT shares.

BHP BILLITON SHAREHOLDER CIRCULAR

8.2 Australian tax consequences for BHP Billiton Limited Shareholders continued
(3) Implications for BHP Billiton Shareholders if demerger tax relief is not available
If the Australian Taxation Office ultimately rules that demerger tax relief is not available, Participating Australian Shareholders:
will be required to include the market value of the South32 Shares in their assessable income for the year of income ending 30 June 2015;
will be treated as having acquired the South32 Shares corresponding to their BHP Billiton Limited Shares on the BHP Billiton Limited Distribution Date for the purpose of determining the availability of the CGT discount in respect of any subsequent disposal of those shares (see Section 8.2(d)(2)). The first element of the tax cost base of the South32 Shares should be their market value as at the BHP Billiton Limited Distribution Date.
(4) Goods and services tax (GST)
The transfer of the South32 Shares to Participating Australian Shareholders and any other distribution as a result of the Demerger Dividend will not be subject to GST in Australia.
(5) Stamp duty
Participating Australian Shareholders will not be subject to stamp duty in any Australian State or Territory in respect of the transfer of the South32 Shares to them under the Demerger.
(d) Outline of Australian taxation implications of holding South32 Shares after the Demerger
(1) Dividends
Participating Australian Shareholders will be required to include dividends in respect of South32 Shares in their assessable income for the income year in which the dividends are received.
Dividends may be franked to the extent determined by South32. However, a Participating Australian Shareholder must be a ‘qualified person’ by satisfying the ‘holding period rule’, or qualifying for an exemption from that rule, to be entitled to the benefit of franking credits in respect of their South32 Shares.
On the assumption that a Participating Australian Shareholder is a ‘qualified person’, the tax treatment of dividends received from South32 will be as follows:
Individuals: Dividends and any franking credits will be included in the individual’s assessable income. A tax offset for the amount of the franking credits will be available to reduce the tax payable by the individual. Any excess tax offset (i.e. to the extent it exceeds income tax payable by the individual) may be refundable to the individual.
Companies: Dividends and any franking credits will be included in the company’s assessable income. A tax offset for the amount of the franking credits will be available to reduce the tax payable by the company. Excess franking credits for the year may be converted to a deemed tax loss. A company that is a franking entity may be able to credit its franking account with the franking credits attached to dividends, which may enable the company to pay franked dividends to its own shareholders.
Trustees (excluding trustees of complying superannuation funds): If Australian resident beneficiaries of a trust are presently entitled to a distribution of the net income of the trust for the year in which the dividend is derived by the trust, generally the franked dividend should flow through to, and be taxable in the hands of, the beneficiaries in accordance with their particular tax status and profile.
(2) Sale of shares
A capital gain will arise to the extent the capital proceeds from the disposal of the South32 Shares exceed the cost base of the shares sold.
A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the shares held by a Participating Australian Shareholder. A capital loss may be offset against other capital gains of the Participating Australian Shareholder arising in the same tax year or otherwise carried forward and offset against capital gains realised in the future (subject to satisfaction of loss recoupment tests for certain taxpayers).
Any capital gain or capital loss on the disposal of South32 Shares deemed to have been acquired before 20 September 1985 will be disregarded.
For the purpose of determining whether a Participating Australian Shareholder will realise a capital gain or a capital loss in respect of the disposal of South32 Shares acquired, or deemed to have been acquired, on or after 20 September 1985, the cost base or reduced cost base of the South32 Shares will be the adjusted cost base of the shares as determined at Section 8.2(c)(2)(ii) (if demerger tax relief is available) and Section 8.2(c)(3) (if demerger tax relief is not available).

BHP BILLITON SHAREHOLDER CIRCULAR

8 Taxation implications
8.2 Australian tax consequences for BHP Billiton Limited Shareholders continued
Participating Australian Shareholders who are individuals or trustees of trusts (other than a trust that is a complying superannuation fund) may be entitled to discount the amount of their capital gain from the disposal of South32 Shares (after taking into account current year or carry forward capital losses) by 50 per cent if the disposal is of shares they acquired, or are deemed to have acquired, at least 12 months before the disposal. The time of acquisition of South32 Shares will be determined in accordance with the principles set out at Section 8.2(c)(2)(ii) (if demerger tax relief is available) and Section 8.2(c)(3) (if demerger tax relief is not available).
Although trustees of trusts may be entitled to the above CGT discount, special rules apply in respect of beneficiaries of such trusts. Participating Australian Shareholders that are trustees should consult with their own independent tax advisers regarding the income tax implications of distributions attributable to discount capital gains.
Participating Australian Shareholders that are companies (not acting as trustees) will not be entitled to the CGT discount. Alternatively, Participating Australian Shareholders who acquired, or are deemed to have acquired, BHP Billiton Shares and South32 Shares prior to 21 September 1999 may choose to adjust the cost base of their shares to include indexation (by reference to changes in the Consumer Price Index) from the calendar quarter in which the shares were acquired until the quarter ended
30 September 1999 (instead of applying the CGT discount).
The sale or other disposition of South32 Shares after the Demerger will not be subject to GST in Australia.
Participating Australian Shareholders should seek their own advice to confirm whether there are any stamp duty consequences arising to them from a future disposal of South32 Shares.
(e) Sale Facility
The Australian income tax implications of selling South32 Shares received under the Demerger via the Sale Facility will depend on whether the relevant BHP Billiton Limited Shares to which the South32 Shares correspond are Pre-CGT BHP Billiton Limited Shares or Post-CGT BHP Billiton Limited Shares and whether demerger tax relief is available. The Australian income tax implications will generally be the same as those set out in Sections 8.2(c)(2), 8.2(c)(3) and 8.2(d)(2).
(f) Australian dividend withholding tax
There will be no Australian dividend withholding tax on the payment by BHP Billiton Limited of the Demerger Dividend to shareholders that are not tax resident in Australia.
Dividends paid by South32 to its non-Australian shareholders will not be subject to Australian withholding tax to the extent that such dividends are declared by South32 to be franked dividends or conduit foreign income. South32 will advise shareholders when paying any dividends the extent to which (if any) the dividends are subject to Australian withholding tax. If Australian dividend withholding tax is payable on dividends from South32, shareholders who are not tax resident in Australia should seek their own tax advice to determine the Australian and foreign taxation implications.
8.3 United Kingdom tax consequences for BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders
(a) Scope
The following is a general outline of the main United Kingdom taxation implications of the Demerger for BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders who are residents of the United Kingdom for income tax purposes and who participate in the Demerger Dividend (Participating United Kingdom Shareholders).
The outline below is intended to apply only to BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders who (i) are resident in (and only in) and, in the case of individuals, domiciled in, the United Kingdom for United Kingdom tax purposes and to whom split-year treatment does not apply, (ii) hold their BHP Billiton Shares and their South32 Shares as investments (other than under an individual savings account) and (iii) are the beneficial owner of their BHP Billiton Shares and their South32 Shares and any dividends paid on them.

BHP BILLITON SHAREHOLDER CIRCULAR

8.3 United Kingdom tax consequences for BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders continued
(b) Outline of United Kingdom taxation implications of the Demerger Dividend
(1) General
For Participating United Kingdom Shareholders, the receipt of South32 Shares as a part of the Demerger will be treated as a dividend. The value of a Participating United Kingdom Shareholder’s dividend receipt will be equal to the market value on the BHP Billiton Limited Distribution Date or BHP Billiton Plc Distribution Date (as appropriate) of the South32 Shares received by them.
(2) Impact on individual Participating United Kingdom Shareholders within the charge to United Kingdom income tax
Where the Demerger Dividend is paid to a Participating United Kingdom Shareholder who is an individual, they will be entitled to a tax credit equal to one-ninth of the value of the Demerger Dividend received. The value of the Demerger Dividend plus the related tax credit, referred to as the gross dividend, will be part of the Participating United Kingdom Shareholder’s total income and will be treated as the top slice of that income and taxed at the relevant rate based on their level of income. However, in calculating the Participating United Kingdom Shareholder’s liability to income tax in respect of the gross dividend, the tax credit (which equates to 10 per cent of the gross dividend) is set off against the tax chargeable on the gross dividend.
(i) Basic rate taxpayers
A Participating United Kingdom Shareholder who is liable to income tax at the basic rate will be subject to tax on the gross dividend at the rate of 10 per cent. The tax credit will, in consequence, satisfy in full their liability to income tax.
(ii) Higher rate taxpayers
To the extent that the gross dividend falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax, the Participating United Kingdom Shareholder will be subject to tax on the gross dividend at the rate of 32.5 per cent.
This means that the tax credit will satisfy only part of the Participating United Kingdom Shareholder’s liability to income tax on the gross dividend, so that (to the extent that the gross dividend is taxed at 32.5 per cent) they will have to account for additional income tax equal to 22.5 per cent of the gross dividend (which equates to 25 per cent of the Demerger Dividend received). For example, assuming that the entire gross dividend falls above the higher rate threshold and below the additional rate threshold, a Demerger Dividend receipt of £90 would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the Participating United Kingdom Shareholder would be required to account for additional income tax of £22.50 on the Demerger Dividend, being £32.50 (i.e. 32.5 per cent of £100) less £10 (the amount of the tax credit).
(iii) Additional rate taxpayers
To the extent that the gross dividend falls above the threshold for the additional rate of income tax, the Participating United Kingdom Shareholder will be subject to tax on the gross dividend at the rate of 37.5 per cent.
This means that the tax credit will satisfy only part of the Participating United Kingdom Shareholder’s liability to income tax on the gross dividend, so that (to the extent that the gross dividend is taxed at 37.5 per cent) they will have to account for additional income tax equal to 27.5 per cent of the gross dividend (which equates to approximately 30.56 per cent of the Demerger Dividend received). For example, assuming that the entire gross dividend falls above the additional rate threshold, a Demerger Dividend receipt of £90 would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the Participating United Kingdom Shareholder would be required to account for additional income tax of £27.50 on the Demerger Dividend, being £37.50 (i.e. 37.5 per cent of £100) less £10 (the amount of the tax credit).
(3) Impact on corporate Participating United Kingdom Shareholders within the charge to United Kingdom corporation tax
Participating United Kingdom Shareholders within the charge to United Kingdom corporation tax which are ‘small companies’ for the purposes of United Kingdom taxation of dividends will not generally be subject to United Kingdom tax on the Demerger Dividend receipt.
Other Participating United Kingdom Shareholders within the charge to United Kingdom corporation tax will not be subject to tax on the Demerger Dividend so long as the Demerger Dividend falls within an exempt class and certain conditions are met and the Participating United Kingdom Shareholder has not elected for dividends not to be exempt. For example, dividends paid on shares that (i) do not carry any present or future preferential right to dividends or to assets on a winding-up and (ii) are not redeemable, and dividends paid to a person holding less than 10 per cent of the issued share capital of the payer (or any class of that share capital), are generally dividends that fall within an exempt class.

BHP BILLITON SHAREHOLDER CIRCULAR

8 Taxation implications
8.3 United Kingdom tax consequences for BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders continued
(4) No payment of tax credit
A Participating United Kingdom Shareholder (whether an individual or a company) who is not liable to tax on the Demerger Dividend will not be entitled to claim payment of the tax credit in respect of it.
(5) Sale Facility
The United Kingdom tax implications for Participating United Kingdom Shareholders selling their South32 Shares via the Sale Facility will generally be the same as those set out in Sections 8.3(b)(2) to 8.3(b)(4) and 8.3(d).
(6) United Kingdom stamp duty and stamp duty reserve tax
No United Kingdom stamp duty or stamp duty reserve tax should be payable by the Participating United Kingdom Shareholders in respect of the distribution of South32 Shares to them as a result of the Demerger Dividend.
(c) United Kingdom tax implications of holding South32 Shares after the Demerger: taxation of dividends
(1) Individual Participating United Kingdom Shareholders within the charge to United Kingdom income tax
An individual Participating United Kingdom Shareholder who receives a dividend from South32 will generally be entitled to a tax credit, which may be set off against their total income tax liability. The tax credit will equal 10 per cent of the aggregate of the dividend declared and the tax credit, which is also equal to one-ninth of the amount of the dividend. For such shareholders eligible for this tax credit, this will have the effect of reducing the effective rate of United Kingdom income tax on the amount of the dividend declared to zero (for individuals taxable at the dividend ordinary rate), 25 per cent (for individuals taxable at the dividend upper rate) or 30.56 per cent (for individuals taxable at the dividend additional rate), subject in the latter two cases to any available credit for Australian dividend withholding tax.
(2) Corporate Participating United Kingdom Shareholders within the charge to United Kingdom corporation tax
Participating United Kingdom Shareholders within the charge to United Kingdom corporation tax which are ‘small companies’ for the purposes of United Kingdom taxation of dividends will not generally be subject to United Kingdom corporation tax on dividends received from South32. Other Participating United Kingdom Shareholders within the charge to United Kingdom corporation tax will not be subject to United Kingdom corporation tax on dividends received from South32 so long as the dividends fall within an exempt class and certain conditions are met and the shareholder has not elected for the dividends not to be exempt. For example, dividends paid on shares that (i) do not carry any present or future preferential right to dividends or to assets on a winding-up and (ii) are not redeemable, and dividends paid to a person holding less than 10 per cent of the issued share capital of South32 (or any class of that share capital), are generally dividends that fall within an exempt class.
(3) No payment of tax credit
A Participating United Kingdom Shareholder (whether an individual or a company) that is not liable to tax on dividends from South32 will not be entitled to claim payment of the tax credit in respect of those dividends.
(d) United Kingdom tax implications of holding South32 Shares after the Demerger: taxation of chargeable gains
(1) All Shareholders: base cost in South32 Shares
Participating United Kingdom Shareholders who acquired their South32 Shares pursuant to the Demerger will generally have base cost in those shares equal to their market value on the BHP Billiton Limited Distribution Date or BHP Billiton Plc Distribution Date (as appropriate).
(2) Individual Participating United Kingdom Shareholders
A disposal of South32 Shares by an individual Participating United Kingdom Shareholder may, depending on the circumstances and subject to any available exemption or relief, give rise to a chargeable gain (or allowable loss). Capital gains tax is charged on chargeable gains at a rate of 18 per cent or 28 per cent depending on the individual Participating United Kingdom Shareholder’s total taxable gains and income in a given year, including any gains made on the disposal of the South32 Shares.
No indexation allowance will be available to an individual Participating United Kingdom Shareholder in respect of any disposal of South32 Shares.
However, each individual has an annual exemption (£11,000 for the tax year 2015–2016) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.

BHP BILLITON SHAREHOLDER CIRCULAR

8.3 United Kingdom tax consequences for BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders continued
(3) Corporate Participating United Kingdom Shareholders
For a corporate Participating United Kingdom Shareholder within the charge to United Kingdom corporation tax, a disposal of South32 Shares may, depending on the circumstances and subject to any available exemption or relief, give rise to a chargeable gain (or allowable loss). An indexation allowance may be available to reduce the amount of the chargeable gain which would otherwise arise on the disposal. Corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that company.
(4) United Kingdom stamp duty and stamp duty reserve tax
No United Kingdom stamp duty will be payable in respect of the paperless transfer of South32 Shares.
No United Kingdom stamp duty will be payable on a transfer of South32 Shares held in certificated form if such transfer is executed and retained outside the United Kingdom and provided that such transfer does not relate to any property situated in the United Kingdom or to any other matter or thing done or to be done in the United Kingdom.
No United Kingdom stamp duty reserve tax will arise in respect of any transfer of, or agreement to transfer, South32 Shares.
8.4 United States federal income tax consequences for BHP Billiton Shareholders
(a) Scope
For the purposes of Section 8.4, a Participating US Holder is a beneficial owner of BHP Billiton Shares or BHP Billiton ADSs that is a citizen or resident of the United States, a United States domestic corporation, or otherwise subject to United States federal income tax on a net income basis with respect to income from the BHP Billiton Shares or BHP Billiton ADSs.
This outline describes certain income tax consequences of the Demerger to a Participating US Holder, as defined below. It applies only to Participating US Holders that hold BHP Billiton Shares or BHP Billiton ADSs as capital assets for United States federal income tax purposes and have as their functional currency the United States dollar.
(b) Outline of United States federal taxation implications of the Demerger
(1) Treatment of the Demerger
A Participating US Holder will be treated as receiving a taxable distribution for an amount equal to the United States dollar fair market value at the time of the distribution of the South32 Shares or South32 ADSs distributed as part of the Demerger. The distribution by BHP Billiton Limited and BHP Billiton Plc will be treated as a dividend for United States federal income tax purposes to the extent of current or accumulated earnings and profits (as determined for United States federal income tax purposes) of BHP Billiton Limited (in the case of BHP Billiton Limited Shareholders and BHP Billiton Limited ADS Holders) or of BHP Billiton Plc (in the case of BHP Billiton Plc Shareholders and BHP Billiton Plc ADS Holders). Any excess will be treated as a non-taxable return of capital to the extent of the Participating US Holder’s tax basis in BHP Billiton Shares or BHP Billiton ADSs and thereafter as capital gain. BHP Billiton Limited and BHP Billiton Plc do not maintain calculations of their earnings and profits in accordance with United States federal income tax principles; therefore, Participating US Holders should assume that the entire distribution will be taxed as a dividend.
Subject to certain exceptions for short-term and hedged positions, a non-corporate Participating US Holder of shares in BHP Billiton Limited or BHP Billiton Plc (or their ADSs) will generally be subject to tax on the distribution at the rate applicable to long-term capital gains, provided that BHP Billiton Limited and BHP Billiton Plc (as applicable) are not passive foreign investment companies (PFICs) in their current taxable year and were not PFICs for their most recently ended taxable year. Based on their audited annual Financial Statements, BHP Billiton Limited and BHP Billiton Plc do not believe they are PFICs or were PFICs for their most recently ended taxable years.
In the case of a corporate Participating US Holder, the distribution will not be eligible for the dividends received deduction generally available in respect of dividends from United States domestic corporations. If taxable as a dividend, the distribution will be income from sources outside the United States, and generally will be ‘passive category’ income under the rules for computing the foreign tax credit allowable to a Participating US Holder.
A Participating US Holder will have a tax basis in the South32 Shares or South32 ADSs equal to the amount of dividend income recognised in respect of the distribution. The holding period for the South32 Shares or South32 ADSs will begin on the day after the BHP Billiton Limited Distribution Date or the BHP Billiton Plc Distribution Date (as appropriate).

BHP BILLITON SHAREHOLDER CIRCULAR

8 Taxation implications
8.4 United States federal income tax consequences for BHP Billiton Shareholders
continued
(2) Ownership of the South32 Shares or South32 ADSs after the Demerger
(i) General
Section 8.4(b)(2) deals with certain US federal income tax consequences to Participating US Holders of holding shares (or ADSs) of South32.
For this purpose, holders of ADSs will be treated for US federal income tax purposes as holding the shares (as applicable) represented by the ADSs. Accordingly, no gain or loss will be recognised upon the exchange of South32 Shares for South32 ADSs (and vice versa).
(ii) Dividends
A Participating US Holder must include in its gross income, the gross amount of any distribution South32 pays out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) as a dividend. Subject to certain exceptions for short-term and hedged positions, a non-corporate Participating US Holder of South32 Shares or South32 ADSs will generally be subject to tax on any distribution to the extent it is treated as a dividend at the rate applicable to long-term capital gains, provided that (i) South32 is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (IRS) has approved under the qualified dividend rules and (ii) South32 is not a PFIC in the taxable year of the dividend or in the immediate preceding taxable year. BHP Billiton expects that South32 will be eligible for benefits under an applicable treaty. As discussed in Section 8.4(b)(2)(iv), BHP Billiton does not believe that South32 is a PFIC in its current taxable year or was a PFIC in the most recently ended taxable year, and does not expect South32 to become a PFIC in the foreseeable future. In the case of a corporate Participating US Holder, dividends will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from US domestic corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the Participating US Holder’s tax basis, determined in US dollars, in the South32 Shares or South32 ADSs and thereafter as capital gain.
The amount of any cash distribution paid in any foreign currency will be equal to the US dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received, regardless of whether and when the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on the date received, the Participating US Holder generally should not recognise a foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date received, the Participating US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date received, and generally will recognise a foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss.
(iii) Sales or disposition of shares or ADSs
Provided that South32 is not a PFIC, a Participating US Holder that sells or otherwise disposes of shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the Participating US Holder’s tax basis, determined in US dollars, in those shares or ADSs. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate Participating US Holder is generally taxed at preferential rates where the Participating US Holder has a holding period greater than one year in the shares or ADSs sold. There are limitations on the deductibility of capital losses. The US dollar value of any foreign currency received upon a sale or other disposition of shares or ADSs will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date). A Participating US Holder will have a tax basis in the foreign currency received equal to that US dollar amount, and generally will recognise a foreign currency gain or loss on a subsequent conversion or other disposal of such foreign currency. Such foreign currency gain or loss generally will be treated as US source ordinary income or loss.
(iv) Passive foreign investment company
Based on BHP Billiton’s current expectations regarding the value and nature of South32’s assets and the sources and nature of its income, BHP Billiton does not expect that South32 will be classified as a PFIC for US federal income tax purposes for its current taxable year or its most recently ended taxable year. South32 is expected to continue to operate its business in such a manner that it is not expected to become a PFIC in the foreseeable future. However, there can be no assurance in this regard because the determination as to whether an entity is a PFIC must be made annually. Accordingly, there can be no assurance that South32 will not be considered a PFIC for any taxable year. Participating US Holders should consult their own tax advisers regarding the application of the PFIC rules to South32 and the implications of these rules for their particular circumstances.

BHP BILLITON SHAREHOLDER CIRCULAR

8.4 United States federal income tax consequences for BHP Billiton Shareholders
continued
(c) Information reporting and backup withholding
In general, dividends and payments of the proceeds from the sale, exchange or other disposition of shares, paid within the United States or through certain US-related financial intermediaries to a US person are subject to information reporting and may be subject to backup withholding unless the holder establishes that it is a corporation or other exempt recipient or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that it is a US person and that is not subject to backup withholding. Backup withholding is not an additional tax. A holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s US federal income tax liability by filing a refund claim with the IRS.
8.5 South African tax consequences for BHP Billiton Plc Shareholders
(a) Scope
The following is a general outline of the main South African taxation implications of the Demerger for BHP Billiton Plc Shareholders that are residents of South Africa for income tax purposes and that participate in the Demerger Dividend
(Participating South African Shareholders).
The outline below is intended to apply only to Participating South African Shareholders that (i) are resident in (and only in) South Africa for South African tax purposes, (ii) hold their BHP Billiton Plc Shares on capital account as investments for income tax purposes and (iii) are the beneficial owners of their BHP Billiton Plc Shares and any dividends paid on them.
(b) Outline of South African taxation implications of the Demerger Dividend
(1) General
Participating South African Shareholders will be deemed to acquire the South32 Shares from BHP Billiton Plc on the BHP Billiton Plc Distribution Date and for expenditure equal to the market value of the South32 Shares on the BHP Billiton Plc Distribution Date. In the event that the shares are acquired in a currency other than Rand, the base cost must be translated to Rand. For Participating South African Shareholders, the receipt of the South32 Shares as part of the Demerger will qualify as a foreign dividend for South African tax purposes.
(2) Impact on individual Participating South African Shareholders
Where the Demerger Dividend comprises a foreign dividend and is paid to a Participating South African Shareholder who is an individual, the amount of the Demerger Dividend that will be subject to South African income tax is determined with reference to a formula, the maximum income tax liability is capped at 15 per cent.
(3) Impact on corporate Participating South African Shareholders
Where the Demerger Dividend comprises a foreign dividend and is paid to a corporate Participating South African Shareholder, a specific exemption is available to the extent that the foreign dividend consists (i) of a distribution of an asset in specie and (ii) is in respect of a JSE listed share. If the requirements are not met, the amount of the Demerger Dividend that will be subject to South African income tax is determined with reference to a formula, the income tax liability is 15 per cent.
(4) Demerger Dividend: South African securities transfer tax
Securities transfer tax will be imposed on the South32 Shares listed on the JSE and will be paid by BHP Billiton and not the Participating South African Shareholders.
(c) Outline of South African taxation implications of holding South32 Shares after the Demerger
(1) Dividends
A Participating South African Shareholder will be subject to South African dividends tax on any cash dividends paid in respect of the JSE listed South32 Shares.
(i) Individual Participating South African Shareholders
An individual Participating South African Shareholder will be subject to 15 per cent South African dividends tax on any cash dividends paid in respect of the JSE listed South32 Shares.
(ii) Corporate Participating South African Shareholders
A corporate Participating South African Shareholder will be exempt from South African dividends tax on any cash dividends paid in respect of the JSE listed South32 Shares if such corporate has provided the required declaration and written undertaking to the relevant regulated intermediary within the required period.

BHP BILLITON SHAREHOLDER CIRCULAR

8 Taxation implications
8.5 South African tax consequences for BHP Billiton Plc Shareholders continued
(2) Disposal of Shares
The subsequent disposal of South32 Shares by Participating South African Shareholders will be subject to capital gains tax. A capital gain will arise to the extent that the proceeds from the disposal of the shares exceed the cost base of the shares held by a Participating South African Shareholder.
A capital loss will arise to the extent that the proceeds from the disposal of the shares are less than the base cost of the shares held by a Participating South African Shareholder. A capital loss may be offset against any other capital gains of the Participating South African Shareholder. There is no limitation on the roll forward of capital losses.
(i) Individual Participating South African Shareholders
An individual Participating South African Shareholder will calculate a taxable capital gain (which will be included in their taxable income) or an assessed capital loss (which will be carried forward to the following year of assessment for set-off against future capital gains) as follows:
the sum of all capital gains and losses that arose during the year of assessment less the exclusion of R30,000 per annum less the assessed capital loss brought forward from a previous year of assessment;
a total of 33.3 per cent of the taxable capital gain will be included in the taxable income of the individual Participating South African Shareholder on which they will be taxed at the individual’s tax rate. The tax rate of an individual Participating South African Shareholder ranges between 18 to 40 per cent. The effective tax rate of the taxable capital gain of an individual Participating South African Shareholder will range between 6 per cent and 13.3 per cent.
(ii) Corporate Participating South African Shareholders
A corporate Participating South African Shareholder will determine its taxable capital gain (or assessed capital loss) for a specific year of assessment in the same manner as an individual Participating South African Shareholder except that there is no annual exclusion available to a corporate Participating South African Shareholder.
66.6 per cent of the taxable capital gain will be included in the taxable income of the corporate Participating South African Shareholder on which they will be taxed at the corporate tax rate of 28 per cent. The effective tax rate of the taxable capital gain of a corporate Participating South African Shareholder amounts to 18.65 per cent.
(d) Sale Facility
The South African income tax implications for Participating South African Shareholders of participating in the Demerger under the Sale Facility will generally be the same as those set out in Section 8.5(c)(2).
8.6 New Zealand tax consequences for BHP Billiton Limited Shareholders
(a) Scope
The following is a general outline of the main New Zealand taxation implications in relation to the Demerger for BHP Billiton Limited Shareholders who are residents of New Zealand for income tax purposes and participate in the Demerger Dividend
(Participating New Zealand Shareholders).
(b) Outline of New Zealand taxation implications of the Demerger Dividend
(1) Demerger Dividend
For Participating New Zealand Shareholders, the receipt of South32 Shares will be a taxable dividend for New Zealand tax purposes and will need to be included in a tax return as assessable income for the income year in which the Demerger Dividend is received.
For New Zealand tax purposes, the value of a Participating New Zealand Shareholder’s taxable dividend will be equal to the market value on the BHP Billiton Limited Distribution Date of the South32 Shares received by that Participating New Zealand Shareholder. Participating New Zealand Shareholders will need to convert that market value figure into New Zealand dollars in accordance with a prescribed method for the purposes of inclusion in their income tax returns.
Any Australian franking credits attached to the Demerger Dividend under Australia’s franking credit system will not be able to be used by Participating New Zealand Shareholders for the purposes of satisfying their New Zealand income tax liability.

BHP BILLITON SHAREHOLDER CIRCULAR

8.6 New Zealand tax consequences for BHP Billiton Limited Shareholders continued
(2) Goods and services tax (GST)
The transfer of the South32 Shares to Participating New Zealand Shareholders as a result of the Demerger Dividend will not be subject to GST in New Zealand.
(3) Sale Facility
The New Zealand income tax implications for Participating New Zealand Shareholders selling their South32 Shares via the Sale Facility will generally be the same as those set out in Section 8.6(c)(2).
(c) Outline of New Zealand taxation implications of holding South32 Shares after the Demerger
(1) Dividends
Dividends received by Participating New Zealand Shareholders in relation to their South32 Shares will be taxable income for New Zealand tax purposes and will need to be included in a tax return as assessable income for the income year in which the dividend is received. If dividends are paid in a currency other than New Zealand dollars, Participating New Zealand Shareholders will need to convert the dividend amount into New Zealand dollars in accordance with a prescribed method for the purposes of inclusion in their tax returns.
Any Australian franking credits attached to the dividends in relation to their South32 Shares under Australia’s franking credit system will not be able to be used by Participating New Zealand Shareholders for the purposes of satisfying their New Zealand income tax liability. Participating New Zealand Shareholders may, however, receive a credit against their New Zealand income tax liabilities in respect of the dividends for any Australian dividend withholding tax deducted from those dividends.
(2) Sale of shares
New Zealand does not have a generic capital gains tax. However, Participating New Zealand Shareholders may be subject to New Zealand income tax on gains made on the sale or other disposal of South32 Shares or allowed a deduction for a loss sustained, in certain circumstances.
Generally, a Participating New Zealand Shareholder will be subject to income tax on a gain (or allowed a deduction for a loss) arising from the sale or disposal of South32 Shares if the Participating New Zealand Shareholder is in the business of dealing in shares, or disposes of the South32 Shares as part of a profit-making undertaking or scheme, or acquires the South32 Shares with the dominant purpose of selling them. Previously, the New Zealand Inland Revenue has accepted in relation to similar demerger transactions that where the shares in the head company are held on capital (non-taxable) account by a shareholder, the new shares received by that shareholder by way of a demerger dividend paid by that head company should, generally speaking, also be held on capital (non-taxable) account, assuming no change in the circumstances of the shareholder. However, Participating New Zealand Shareholders will need to consider their individual circumstances at the relevant time to determine whether any gain on the sale or disposal of South32 Shares will be taxable to them, or loss deductible, for tax purposes. If any gain on disposal of South32 Shares is taxable (or loss deductible) to a Participating New Zealand Shareholder, the taxable gain (or deductible loss) will be the difference between the cost base for that Participating New Zealand Shareholder in the South32 Shares and amount received for their disposal. The cost base for the South32 Shares will be their market value on the BHP Billiton Limited Distribution Date.
Participating New Zealand Shareholders will need to convert the amount of the gain (or loss) into New Zealand dollars in accordance with a prescribed method for the purposes of inclusion in their income tax returns.
(3) Goods and services tax (GST)
The sale or other disposal by Participating New Zealand Shareholders of South32 Shares after the Demerger will not be subject to GST in New Zealand.

BHP BILLITON SHAREHOLDER CIRCULAR

9 Independent Accountant’s Report

BHP BILLITON SHAREHOLDER CIRCULAR

KPMG
KPMG Transaction Services
A division of KPMG Financial Advisory Services
(Australia) Pty Ltd
Australian Financial Services Licence No. 246901
147 Collins Street
Melbourne Vic 3000
GPO Box 2291U
Melbourne Vic 3001
Australia
ABN: 43 007 363 215
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au
Private and confidential
The Directors BHP Billiton Limited 171 Collins Street Melbourne Victoria 3000
The Directors BHP Billiton Plc Neathouse Place London SW1V 1BH United Kingdom
16 March 2015 Dear Directors
Limited Assurance Independent Accountant’s Report and Financial Services Guide Independent Accountant’s Report Introduction
KPMG Financial Advisory Services (Australia) Pty Ltd (of which KPMG Transaction Services is a division) (“KPMG Transaction Services”) has been engaged by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) to prepare this report for inclusion in the proposed Shareholder Circular of BHP Billiton to be dated on or about 16 March 2015 (“Shareholder Circular”), and to be issued by BHP Billiton, in connection with the shareholder meeting to vote on the proposed demerger of South32 Limited (“South32”) (“the Demerger”).
Scope
You have requested KPMG Transaction Services to perform a limited assurance engagement in relation to the pro forma historical financial information described below and disclosed in sections 5.5 and 6.7 of the Shareholder Circular.
The pro forma historical financial information is presented in the Shareholder Circular in an abbreviated form, insofar as it does not include all of the presentation and disclosures required by Australian Accounting Standards (including interpretations adopted by the Australian Accounting Standards Board) and other mandatory professional reporting requirements
KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG.
KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

BHP BILLITON SHAREHOLDER CIRCULAR

9 Independent Accountant’s Report
BHP Billiton Limited and BHP Billiton Plc
Limited Assurance Independent Accountant’s Report and
Financial Services Guide
16 March 2015
applicable to general purpose financial reports prepared in accordance with the Corporations Act 2001, International Financial Reporting Standards (including interpretations as issued by the International Accounting Standards Board) and International Financial Reporting Standards (including interpretations as adopted by the EU) (collectively “IFRS”).
Our limited assurance engagement has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions other than Australia and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.
Pro forma historical financial information
You have requested KPMG Transaction Services to perform limited assurance procedures in relation to the pro forma historical financial information of BHP Billiton (the responsible party) and South32 included in sections 5.5 and 6.7 of the Shareholder Circular.
The pro forma historical financial information has been derived from the historical financial information of BHP Billiton and the historical combined financial information of South32, after adjusting for the effects of pro forma adjustments described in sections 5.5(b) and 6.7(a) of the Shareholder Circular. The pro forma financial information consists of the following information:
BHP Billiton, excluding South32, pro forma historical consolidated balance sheet as at 31 December 2014, summary pro forma historical consolidated income statements for the half year ended 31 December 2014 and financial years ended 30 June 2014, 2013 and 2012 and summary pro forma consolidated cash flow statements before financing activities and tax and after capital expenditure for the half year ended 31 December 2014 and financial years ended 30 June 2014, 2013 and 2012 (“BHP Billiton pro forma historical financial information”); and
South32 pro forma historical consolidated balance sheet as at 31 December 2014, summary pro forma historical consolidated income statements for the half year ended 31 December 2014 and financial years ended 30 June 2014, 2013 and 2012 and summary pro forma historical cash flow statements before financing activities and tax and after capital expenditure for the half year ended 31 December 2014 and financial years ended 30 June 2014, 2013 and 2012 (“South32 pro forma historical financial information”),
(collectively the “Pro forma historical financial information”).
The stated basis of preparation is the recognition and measurement principles contained in IFRS, BHP Billiton accounting policies and South32 accounting policies as applicable, applied to the historical financial information and the event(s) or transaction(s) to which the pro forma adjustments relate, as described in sections 5.5(b) and 6.7(a) of the Shareholder Circular. Due to its nature, the Pro forma historical financial information does not represent the company’s actual or prospective financial position, financial performance, and/or cash flows. The Pro forma historical financial information has been compiled by BHP Billiton to illustrate the impact of the event(s) or transaction(s) on the BHP Billiton and South32 consolidated balance sheets as at 31 December 2014 and the BHP Billiton and South32 consolidated income statements and consolidated cash flow statements before financing activities and tax and after
2

BHP BILLITON SHAREHOLDER CIRCULAR

BHP Billiton Limited and BHP Billiton Plc
Limited Assurance Independent Accountant’s Report and
Financial Services Guide
16 March 2015
capital expenditure for the half year ended 31 December 2014 and financial years ended 30 June 2014, 2013 and 2012. As part of this process, information about the BHP Billiton and South32 financial position, financial performance and cash flows have been extracted by BHP Billiton from the BHP Billiton financial statements for the period ended 31 December 2014 and 30 June 2014, 2013 and 2012 and from the South32 historical combined financial information for the half year ended 31 December 2014 and 30 June 2014, 2013 and 2012.
The financial statements of BHP Billiton for the financial years ended 30 June 2014, 2013 and 2012 were audited, by KPMG LLP (“KPMG UK”), for the purposes of BHP Billiton Plc members, in accordance with International Standards on Auditing (UK and Ireland) and were audited, by KPMG (“KPMG Australia”), for the purposes of BHP Billiton Limited members, in accordance with Australian Auditing Standards. The financial statements of BHP Billiton for the half year ended 31 December 2014 were reviewed, by KPMG UK, for the purposes of BHP Billiton Plc members, in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom and were reviewed, by KPMG Australia, for the purposes of BHP Billiton Limited members, in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board. The independent audit report and review report issued to the members of BHP Billiton Plc and BHP Billiton Limited relating to those financial statements were unqualified.
The historical combined financial information of South32 for the financial years ended 30 June 2014, 2013 and 2012 were audited, by KPMG in accordance with International Auditing Standards and Australian Auditing Standards. The historical financial information of South32 for the half year ended 31 December 2014 was reviewed by KPMG in accordance with ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom and ASRE 2410
Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board. The independent audit report and review report issued to the Directors of South32 relating to this financial information was unmodified, however wording was added to emphasise the matter of basis of preparation. For the purposes of preparing this report we have performed limited assurance procedures in relation to Pro forma historical financial information in order to state whether, on the basis of the procedures described, anything comes to our attention that would cause us to believe that the Pro forma historical financial information is not prepared, in all material respects, by the directors in accordance with the stated basis of preparation, as stated in sections 5.5(b) and 6.7(a) of the Shareholder Circular.
We have conducted our engagement in accordance with the Standard on Assurance
Engagements ASAE 3450 Assurance Engagements involving Corporate Fundraisings and/or Prospective Financial Information.
3

BHP BILLITON SHAREHOLDER CIRCULAR

9 Independent Accountant’s Report
BHP Billiton Limited and BHP Billiton Plc
Limited Assurance Independent Accountant’s Report and
Financial Services Guide
16 March 2015
The procedures we performed were based on our professional judgement and included:
Historical financial information
consideration of work papers, accounting records and other documents, including those dealing with the extraction of the historical financial information of BHP Billiton and the historical combined financial information of South32 from its reviewed financial information for the half year ended 31 December 2014 and the audited financial information for the financial years ended 30 June 2014, 2013 and 2012.
Pro forma adjustments:
consideration of the pro forma adjustments described in the Shareholder Circular;
enquiry of directors, management, personnel and advisors;
the performance of analytical procedures applied to the Pro forma historical financial information of both BHP Billiton and South32; and
a review of BHP Billiton and South32’s accounting policies for consistency.
The procedures performed in a limited assurance engagement vary in nature from, and are less in extent than for, an audit. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed an audit. Accordingly, we do not express an audit opinion about whether the Pro forma historical financial information is prepared, in all material respects, by the directors in accordance with the stated basis of preparation.
Directors’ responsibilities
The directors of BHP Billiton are responsible for the preparation of the BHP Billiton pro forma historical financial information and the directors of South32 are responsible for the preparation of the South32 pro forma historical financial information, including the selection and determination of the pro forma transactions and/or adjustments made to the historical financial information and included in the Pro forma historical financial information.
The directors’ responsibility includes establishing and maintaining such internal controls as the directors determine are necessary to enable the preparation of financial information that is free from material misstatement, whether due to fraud or error.
Conclusions
Review statement on the Pro forma historical financial information
Based on our procedures, which are not an audit, nothing has come to our attention that causes us to believe that the Pro forma historical financial information, as set out in sections 5.5 and 6.7 of the Shareholder Circular, comprising:
4

BHP BILLITON SHAREHOLDER CIRCULAR

BHP Billiton Limited and BHP Billiton Plc
Limited Assurance Independent Accountant’s Report and
Financial Services Guide
16 March 2015
the summary pro forma historical consolidated income statements of BHP Billiton and South32 for the half year ended 31 December 2014 and the financial years ended 30 June 2014, 2013 and 2012;
the summary pro forma historical consolidated cash flow statements before financing activities and tax and after capital expenditure of BHP Billiton and South32 for the half year ended 31 December 2014 and the financial years ended 30 June 2014, 2013 and 2012; and
the pro forma historical consolidated balance sheet of BHP Billiton and South32 as at 31 December 2014, is not prepared or presented fairly, in all material respects, on the basis of the pro forma transactions and/or adjustments and basis of preparation as described in sections 5.5(b) and 6.7(a) of the Shareholder Circular, and in accordance with the recognition and measurement principles prescribed in IFRS, BHP Billiton accounting policies and South32 accounting policies.
Independence
KPMG Transaction Services does not have any interest in the outcome of the proposed demerger, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG is the auditor of BHP Billiton and South32 and from time to time, KPMG also provides BHP Billiton and South32 with certain other professional services for which normal professional fees are received.
General advice warning
This report has been prepared, and included in the Shareholder Circular, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.
Restriction on use
Without modifying our conclusions, we draw attention to sections 5.5(b) and 6.7(a) of the Shareholder Circular, which describes the purpose of the financial information, being for inclusion in the Shareholder Circular. As a result, the financial information may not be suitable for use for another purpose. We disclaim any assumption of responsibility for any reliance on this report, or on the financial information to which it relates, for any purpose other than that for which it was prepared.
KPMG Transaction Services has consented to the inclusion of this Independent Accountant’s Report in the Shareholder Circular in the form and context in which it is so included, but has not authorised the issue of the Shareholder Circular. Accordingly, KPMG Transaction Services makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Shareholder Circular.
5

BHP BILLITON SHAREHOLDER CIRCULAR

9 Independent Accountant’s Report
BHP Billiton Limited and BHP Billiton Plc
Limited Assurance Independent Accountant’s Report and
Financial Services Guide
16 March 2015
Yours faithfully
Nick Harridge Authorised Representative
6

BHP BILLITON SHAREHOLDER CIRCULAR

KPMG
KPMG Transaction Services
A division of KPMG Financial Advisory Services
(Australia) Pty Ltd
Australian Financial Services Licence No. 246901
147 Collins Street
Melbourne Vic 3000
GPO Box 2291U
Melbourne Vic 3001
Australia
ABN: 43 007 363 215
Telephone: +61 3 9288 5555
Facsimile: +61 3 9288 6666
DX: 30824 Melbourne
www.kpmg.com.au
Financial Services Guide Dated 16 March 2015
What is a Financial Services Guide (FSG)?
This FSG is designed to help you to decide whether to use any of the general financial product advice provided by
KPMG Financial Advisory Services (Australia) Pty Ltd ABN 43 007 363 215, Australian Financial Services Licence Number 246901 (of which KPMG Transaction Services is a division) (‘KPMG Transaction Services’), and Nick Harridge as an authorised representative of KPMG Transaction Services, authorised representative number 405346 (Authorised Representative).
This FSG includes information about:
KPMG Transaction Services and its Authorised Representative and how they can be contacted the services KPMG Transaction Services and its Authorised Representative are authorised to provide how KPMG Transaction Services and its Authorised Representative are paid any relevant associations or relationships of KPMG Transaction Services and its Authorised Representative
how complaints are dealt with as well as information about internal and external dispute resolution systems and how you can access them; and
the compensation arrangements that KPMG Transaction Services has in place.
The distribution of this FSG by the Authorised Representative has been authorised by KPMG Transaction Services. This FSG forms part of an Independent Accountant’s Report (Report) which has been prepared for inclusion in a disclosure document or, if you are offered a financial product for issue or sale, a Product Disclosure Statement (PDS). The purpose of the disclosure document or PDS is to help you make an informed decision in relation to a financial product. The contents of the disclosure document or PDS, as relevant, will include details such as the risks, benefits and costs of acquiring the particular financial product.
Financial services that KPMG Transaction Services and the Authorised Representative are authorised to provide
KPMG Transaction Services holds an Australian Financial Services Licence, which authorises it to provide, amongst other services, financial product advice for the following classes of financial products:
deposit and non-cash payment products;
derivatives;
foreign exchange contracts;
government debentures, stocks or bonds;
interests in managed investments schemes including investor directed portfolio services;
securities;
superannuation;
carbon units;
Australian carbon credit units; and
eligible international emissions units,
to retail and wholesale clients. We provide financial product advice when engaged to prepare a report in
KPMG Financial Advisory Services (Australia) Pty Ltd is affiliated with KPMG.
KPMG is an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

BHP BILLITON SHAREHOLDER CIRCULAR

9 Independent Accountant’s Report
BHP Billiton Limited and BHP Billiton Plc
Limited Assurance Independent Accountant’s Report and
Financial Services Guide
16 March 2015
relation to a transaction relating to one of these types of financial products. The Authorised Representative is authorised by KPMG Transaction Services to provide financial product advice on KPMG Transaction Services’ behalf.
KPMG Transaction Services and the Authorised Representative’s responsibility to you
KPMG Transaction Services has been engaged by BHP Billiton Limited and BHP Billiton Plc (Client) to provide general financial product advice in the form of a Report to be included in Shareholder Circular (Document) prepared by BHP Billiton in relation to the proposed demerger of South32 Limited (South32), and listing on the Australian Securities Exchange (Transaction).
You have not engaged KPMG Transaction Services or the Authorised Representative directly but have received a copy of the Report because you have been provided with a copy of the Document. Neither KPMG Transaction Services nor the Authorised Representative are acting for any person other than the Client.
KPMG Transaction Services and the Authorised Representative are responsible and accountable to you for ensuring that there is a reasonable basis for the conclusions in the Report.
General Advice
As KPMG Transaction Services has been engaged by the Client, the Report only contains general advice as it has been prepared without taking into account your personal objectives, financial situation or needs.
You should consider the appropriateness of the general advice in the Report having regard to your circumstances before you act on the general advice contained in the Report.
You should also consider the other parts of the Document before making any decision in relation to the Transaction.
Fees KPMG Transaction Services may receive and remuneration or other benefits received by our representatives
KPMG Transaction Services charges fees for preparing reports. These fees will usually be agreed with, and paid by, the Client. Fees are agreed on either a fixed fee or a time cost basis. In this instance, the Client has agreed to pay KPMG Transaction Services time based fees of US$1.9 million for preparing the Report and US$7.3 million for other services provided relating to the Transaction. KPMG Transaction Services and its officers, representatives, related entities and associates will not receive any other fee or benefit in connection with the provision of the Report.
KPMG Transaction Services officers and representatives (including the Authorised Representative) receive a salary or a partnership distribution from KPMG’s Australian professional advisory and accounting practice (the KPMG Partnership). KPMG Transaction Services’ representatives (including the Authorised Representative) are eligible for bonuses based on overall productivity. Bonuses and other remuneration and benefits are not provided directly in connection with any engagement for the provision of general financial product advice in the Report.
Further details may be provided on request.
Referrals
Neither KPMG Transaction Services nor the Authorised Representative pay commissions or provide any other benefits to any person for referring customers to them in connection with a Report.
Associations and relationships
Through a variety of corporate and trust structures KPMG Transaction Services is controlled by and operates as part of the KPMG Partnership. KPMG Transaction Services’ directors and Authorised Representatives may be partners in the KPMG Partnership. The Authorised Representative is a partner in the KPMG Partnership. The financial product advice in the Report is provided by KPMG Transaction Services and the Authorised Representative and not by the KPMG Partnership.
From time to time KPMG Transaction Services, the KPMG Partnership and related entities (KPMG entities) may provide professional services, including audit, tax and financial advisory services, to companies and issuers of financial products in the ordinary course of their businesses.
KPMG entities have provided, and continue to provide, a range of audit and tax services to the Client for which professional fees are received. Over the past two financial years ended, professional fees of US$57.1 million have
8

BHP BILLITON SHAREHOLDER CIRCULAR

BHP Billiton Limited and BHP Billiton Plc
Limited Assurance Independent Accountant’s Report and
Financial Services Guide
16 March 2015
been received from the Client. None of those services have related to the Transaction or alternatives to the Transaction.
No individual involved in the preparation of this Report holds a substantial interest in, or is a substantial creditor of, the Client or has other material financial interests in the Transaction.
Complaints resolution
Internal complaints resolution process If you have a complaint, please let either KPMG Transaction Services or the Authorised Representative know. Formal complaints should be sent in writing to The Complaints Officer, KPMG, PO Box H67, Australia Square, Sydney NSW 1213. If you have difficulty in putting your complaint in writing, please telephone the Complaints Officer on 02 9335 7000 and they will assist you in documenting your complaint.
Written complaints are recorded, acknowledged within 5 days and investigated. As soon as practical, and not more than 45 days after receiving the written complaint, the response to your complaint will be advised in writing. External complaints resolution process If KPMG Transaction Services or the Authorised Representative cannot resolve your complaint to your satisfaction within 45 days, you can refer the matter to the Financial Ombudsman Service (FOS). FOS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.
Further details about FOS are available at the FOS website www.fos.org.au or by contacting them directly at:
Address: Financial Ombudsman Service Limited, GPO
Box 3, Melbourne Victoria 3001
Telephone: 1300 78 08 08
Facsimile: (03) 9613 6399
Email: info@fos.org.au.
The Australian Securities and Investments Commission also has a freecall infoline on 1300 300 630 which you may use to obtain information about your rights.
Compensation arrangements
KPMG Transaction Services has professional indemnity insurance cover as required by the Corporations Act 2001(Cth).
Contact Details
You may contact KPMG Transaction Services or the Authorised Representative using the contact details:
KPMG Transaction Services
A division of KPMG Financial Advisory
Services (Australia) Pty Ltd
10 Shelley St
Sydney NSW 2000
PO Box H67
Australia Square
NSW 1213
Telephone: (02) 9335 7000
Facsimile: (02) 9335 7200
Nick Harridge
C/O KPMG
PO Box H67
Australia Square
NSW 1213
Telephone: (02) 9335 7000
Facsimile: (02) 9335 7200
9

BHP BILLITON SHAREHOLDER CIRCULAR

Concise Independent
10 Expert’s Report

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
GRANT SAMUEL & ASSOCIATES
LEVEL 6
1 COLLINS STREET MELBOURNE VIC 3000
T: +61 3 9949 8800 / F: +61 3 9949 8838
www. grantsamuel.com.au
13 March 2015
The Directors BHP Billiton Limited 171 Collins Street Melbourne VIC 3000 Australia
The Directors BHP Billiton Plc Neathouse Place London SW1V 1LH United Kingdom
Dear Directors
Proposed Demerger of South32 from BHP Billiton
1 Introduction
BHP Billiton Limited and BHP Billiton Plc (collectively “BHP Billiton”) operate as a single group under a dual listed company structure. BHP Billiton is a leading global resources company, with world class assets in its core iron ore, copper, coal and petroleum1 businesses.
On 19 August 2014, BHP Billiton announced its intention to pursue a demerger of certain non-core assets into a separately listed, standalone company (“Demerger”). Following an extensive evaluation process, the BHP Billiton board has resolved to proceed with the Demerger.
The assets to be demerged (“Demerger Assets”) are as follows:
bauxite/alumina/aluminium assets: interests in the MRN bauxite mine and the Alumar alumina refinery and aluminium smelter in Brazil, the Worsley alumina refinery and associated bauxite mine in Western Australia, and the Aluminium South Africa and Mozal aluminium smelters in Southern Africa;
manganese assets: interests in the Hotazel manganese mines and the Metalloys manganese alloy plant in South Africa, and the GEMCO manganese mine and TEMCO manganese alloy plant in Australia;
the Cannington silver/lead/zinc mine in Queensland, Australia;
the Illawarra Coal metallurgical coal operations in New South Wales, Australia;
energy coal mines in South Africa; and
the Cerro Matoso nickel mining, smelting and refining operation in Colombia.
Following the Demerger, BHP Billiton will be focussed on its large and long life iron ore, copper, coal, petroleum and potash assets. It will also retain several assets that are currently the subject of ownership reviews or are considered non-core (Nickel West, New Mexico Coal and certain smaller petroleum assets). BHP Billiton will retain its dual listed company structure and its shares will continue to be traded on the Australian Securities Exchange (“ASX”) and the London Stock Exchange (“LSE”). It will retain the BHP Billiton name (“New BHP Billiton” has been used to describe BHP Billiton following the Demerger for the purpose of this report).
1 BHP Billiton’s Petroleum business includes the Jansen potash project, currently under development.
GRANT SAMUEL & ASSOCIATES PTY LIMITED
ABN 28 050 036 372 AFS LICENCE NO 240985

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
10 Concise Independent Expert’s Report
The Demerger Assets will be consolidated in a BHP Billiton subsidiary that has been renamed South32 Limited (“South32”). South32 is a conventional company (i.e. it is not a dual listed company) incorporated in Australia. Following the Demerger, South32 will have a primary listing on the ASX and its shares will also be traded on the LSE and the Johannesburg Stock Exchange (“JSE”). There will be no cross-shareholding between New BHP Billiton and South32, and New BHP Billiton and South32 will operate independently of each other apart from certain transitional arrangements.
The Demerger is to be effected via an in specie distribution of South32 shares by way of dividend to shareholders in both BHP Billiton Limited and BHP Billiton Plc. Immediately following the Demerger, BHP Billiton shareholders will hold one South32 share for every BHP Billiton share held2.
Although there is no regulatory requirement for shareholder approval, the BHP Billiton board has resolved to seek the approval of BHP Billiton shareholders for the Demerger.
BHP Billiton has engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the Demerger is in the best interests of BHP Billiton shareholders and to state reasons for that opinion. Grant Samuel has also been requested to give its opinion as to whether the demerger dividend associated with the Demerger will materially prejudice BHP Billiton’s ability to pay its creditors.
This concise report contains a summary of Grant Samuel’s opinion and main conclusions and will accompany the Shareholder Circular to be sent to shareholders by BHP Billiton. The full report from which this concise report has been extracted is available on the BHP Billiton website (http://www.bhpbilliton.com) and will be mailed to shareholders on request. Both reports have been submitted to the Australian Securities and Investments Commission (“ASIC”), the UK Listing Authority and the JSE. A Financial Services Guide as required by the Corporations Act, 2001 is attached as an Appendix to this report.
2 Shareholders in ineligible foreign jurisdictions will not be entitled to receive South32 shares under the Demerger.
2

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
2 Summary of Opinion
At its inception in 2001, BHP Billiton held a diversified portfolio of assets with meaningful investment exposures across a wide range of commodities and activities. Since then, dramatic growth in demand for key commodities, shifts in relative commodity prices and major disparities in the underlying resource endowments of its assets have resulted in a fundamental change in the structure of BHP Billiton’s asset portfolio.
BHP Billiton’s asset base now comprises two distinct groups of assets. The first group, held within its iron ore, petroleum, copper and coal businesses, consists of assets that are generally world class, with very low production costs and extremely long operating lives. The assets in the second group, which are essentially the Demerger Assets, are generally smaller, with shorter lives and lower operating margins. The Demerger Assets now contribute only a small part of the earnings and value of BHP Billiton. As a result, they no longer provide any meaningful diversification benefits for the group. However, given the number of Demerger Assets and, in many cases, the characteristics of the assets themselves, the Demerger Assets add materially to the complexity involved in managing BHP Billiton. The fundamental objective of the Demerger is to create a radically simplified BHP Billiton that is focussed on maximising the value of a limited number of long life, world class assets.
Following the Demerger, New BHP Billiton will continue to be the world’s largest mining company, with four core businesses in iron ore, petroleum, copper and coal. It will retain its dual listed company structure and will continue to enjoy an extremely robust financial position, with modest debt, strong cash flows and a strong investment grade credit rating.
South32, while much smaller than New BHP Billiton, will be a significant resources company in its own right. The Demerger Assets, although not consequential in the context of BHP Billiton’s asset suite, are highly attractive, with cash operating costs generally in the first or second cost quartile. South32 will have a conservative capital structure, with only modest debt, and will target an investment grade credit rating. South32 will have a primary listing on the ASX and its shares will also be traded on the JSE and LSE.
The Demerger will have no direct impact on the assets and liabilities of BHP Billiton3, other than to divide them into separate companies. Shareholders4 will retain their current investment exposure to BHP Billiton’s assets, but this exposure will be split across New BHP Billiton and South32. BHP Billiton shareholders will benefit from the Demerger if it has the effect over time of either improving the cash flows from the assets of New BHP Billiton and South32, or improving the market rating of those assets. For the Demerger to be in shareholders’ best interests, these benefits must outweigh the disadvantages of the Demerger, including the one-off transaction costs and any incremental costs associated with the operation of two public companies rather than one. The Demerger benefits are perhaps most obvious in the case of South32. There are strong grounds to conclude that South32’s assets are likely be more valuable if held in a separate company than if they were to continue to be held by BHP Billiton.
BHP Billiton’s capital allocation process means that the Demerger Assets in many cases would be unable to compete with BHP Billiton’s core assets for access to capital. BHP Billiton has identified a number of expansion and/or life extension opportunities for the Demerger Assets that would not be allocated capital within BHP Billiton, but have a strong prospect of being funded in South32. The Demerger will effectively provide the potential to capture the value of these expansion/extension opportunities, which could otherwise be lost.
The Demerger will allow South32 to bring to bear a more focussed, appropriate and accountable approach to the management of the Demerger Assets. The Demerger Assets represent only a
3 Except insofar as BHP Billiton will incur one-off transaction costs and some minor potential tax impacts in relation to the Demerger.
4 Other than certain shareholders ineligible or unable to hold shares in South32.
3

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
modest proportion of BHP Billiton’s overall asset value, and in most cases are individually immaterial for BHP Billiton. The Demerger Assets would be unlikely to receive extensive board and senior management attention under BHP Billiton ownership. By contrast, they will be the exclusive focus of the board and senior management of South32. The nature of the Demerger Assets, including in some cases relatively short operating lives, requires a more nimble and entrepreneurial management approach. South32 should be able to adopt such an approach and, over time, evolve the asset portfolio as appropriate. South32 will adopt a new regionally based organisational structure, which is expected to allow the realisation of significant cost savings. A substantial proportion of South32’s assets will be in South Africa. South32 will be able to devote the senior management attention required to develop strong relationships with the full range of South African stakeholders, optimally address the various issues relating to its South African assets and maximise their value.
Finally, the separation of the Demerger Assets into a standalone company will allow the development of incentive structures to more closely align management remuneration with the performance of the Demerger Assets. In Grant Samuel’s view, all these factors could reasonably be expected to result over time in an improvement in the underlying cash flows from the Demerger Assets.
Moreover, there are arguments that suggest that the Demerger will have the additional benefit of promoting a positive market re-rating of the Demerger Assets. The Demerger will effectively allow investors to make active investment choices as between BHP Billiton’s core assets and the Demerger Assets in South32, rather than having their investment choice essentially dictated by the BHP Billiton asset portfolio. The Demerger will allow the natural investors in the Demerger Assets to be the price setting investors for those assets, which over time should tend to maximise their market value. The Demerger should ensure that the market is better informed in relation to the Demerger Assets and able to price those assets with more confidence. While the impact of reduced pricing uncertainty is difficult to assess, on balance it appears likely to support higher market values for the Demerger Assets.
Given the scale of the assets to be retained by New BHP Billiton, any improvements resulting from the Demerger in terms of greater efficiencies, increased volumes or reduced costs have the potential to deliver significant additional value. BHP Billiton has been engaged for some time in a process to simplify its business, reduce costs and focus its capital and management on a limited number of higher quality assets, reflecting its strategy of owning and operating very large, long life, low cost and expandable assets that are diversified by commodity, geography and market. The Demerger is an integral part of this process. It will drastically simplify the operations of BHP Billiton in a single step, significantly reducing the number of operated assets and commodity exposures. It will act as a catalyst for or accelerate the organisational simplification of New BHP Billiton.
The Demerger is expected to deliver benefits to New BHP Billiton at two levels. BHP Billiton has identified significant cost savings that are expected to be realised in the short to medium term as a direct result of the Demerger, through the rationalisation of the organisational structure of New BHP Billiton and the consolidation of functional support activities.
In addition, the Demerger has the potential to deliver indirect benefits through facilitating an improvement in New BHP Billiton’s operational performance. The substantial simplification of the business resulting from the Demerger will mean that the board and senior management of New BHP Billiton will be able to focus on its much smaller portfolio of core assets, free of the distractions currently constituted by the Demerger Assets. The benefits of increased focus should be enhanced by the strong commonality of the assets to remain in New BHP Billiton. With the exception of the petroleum assets, the New BHP Billiton assets will essentially consist of very large, long life material movement operations. There will be a consistent emphasis across the organisation on maximising volumes and driving out costs through standardisation, productivity and utilisation improvements and other efficiencies. Operational improvements achieved by individual businesses will be able to be quickly implemented across the group.
4

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
The indirect benefits of organisational simplification and focus, particularly at an operational level, are inherently difficult to quantify. The linkage between the Demerger and these benefits is not completely clear cut. It is arguable that, at least to some extent, these benefits would be achievable over time regardless of the Demerger. Nonetheless, given the scale of the asset base of New BHP Billiton, the direct and indirect benefits of the organisational simplicity and focus that will result from the Demerger have the potential to deliver material value.
The separation of the Demerger Assets and the resulting organisational simplification could, at least in theory, be achieved through some alternative form of transaction. However, the alternatives have significant disadvantages relative to the Demerger. For example, the separation of the assets could be achieved through a series of divestments. Such a process would involve significantly greater transaction costs (including stamp duty and taxation costs) than the Demerger. It would almost certainly take far longer than the Demerger, diverting management time and attention in the interim and thereby undermining the Demerger’s primary objective. It would involve the crystallisation of values at a time when resources markets are relatively subdued and asset values are unlikely to be maximised. By contrast, the Demerger will achieve the simplification of BHP Billiton at a single stroke, while preserving the opportunity for shareholders to realise value for the assets in more favourable market conditions at some time in the future. Other approaches to asset divestment (e.g. an IPO of the assets) are also less attractive than the proposed Demerger, whether in terms of certainty and speed of completion, value maximisation, minimisation of transaction costs or capacity to immediately deliver organisational simplicity.
The most obvious disadvantages of the Demerger relate to the transaction costs and the ongoing incremental costs associated with the operation of an additional public company in South32. BHP Billiton has estimated that the one-off transaction costs associated with the Demerger will total around US$738 million before tax. Of these, approximately US$339 million reflect taxation imposts, principally related to stamp duty payable on the internal transfer of various Australian properties required as part of the Demerger. While the quantum of the one-off transaction costs is large in absolute terms, it is not material relative to BHP Billiton’s market capitalisation and earnings. The transaction costs are not significant having regard to the potential scale of the benefits of the Demerger. BHP Billiton has already identified Demerger benefits (principally relating to investment opportunities in South32 that would not be funded in BHP Billiton and to cost savings) that should at least offset the transaction costs and the incremental costs associated with the operation of an additional public company.
The Demerger does have other potential disadvantages. Certain BHP Billiton shareholders may not be entitled to participate in the Demerger or for various reasons may not be able to hold shares in South32. However, these shareholders will at least be able to realise the cash value of their South32 interests. There are various risks and uncertainties associated with any corporate restructuring of this nature, including the establishment of a new corporate identity and culture, new management structure and systems, and new shareholder base through the realignment of South32’s share register immediately following the Demerger. In Grant Samuel’s view, such disadvantages are unlikely to be significant.
The tax consequences of the Demerger for shareholders will depend (amongst other matters) on whether they are shareholders in BHP Billiton Limited or BHP Billiton Plc and on their domicile for tax purposes. BHP Billiton has received a draft ruling from the Australian Taxation Office confirming that, in relation to Australian resident shareholders of BHP Billiton Limited, the Demerger dividend (i.e. the distribution of shares in South32) will generally not be subject to Australian income tax. The Demerger dividend is expected to be generally tax free for UK-based institutional investors in BHP Billiton Plc. The tax consequences of the Demerger for other shareholders of BHP Billiton will depend upon their particular circumstances. To the extent that the Demerger results in a cash tax obligation or other significant tax consequence for BHP Billiton shareholders, the benefits of the Demerger for those shareholders will be reduced. Overall, in Grant Samuel’s view the benefits of the Demerger are likely to be significant. The Demerger should promote an improvement in the underlying performance of the Demerger
5

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
Assets and, potentially, a market re-rating of those assets. In addition, the simplified structure of New BHP Billiton should over time allow the realisation of greater efficiencies, improved productivity and other benefits in relation to New BHP Billiton’s asset portfolio. Even relatively modest improvements in New BHP Billiton’s operating performance would have a meaningful impact on value. By contrast, the costs and disadvantages of the Demerger are not significant. Accordingly, Grant Samuel believes that BHP Billiton shareholders are likely to be better off if the Demerger proceeds than if it does not. In Grant Samuel’s opinion, the Demerger is in the best interests of BHP Billiton shareholders.
6

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
3 BHP Billiton
Overview
BHP Billiton is a leading global resources company and one of the world’s largest producers of iron ore, copper and coal. BHP Billiton was created through the merger of BHP Limited (“BHP”) (now BHP Billiton Limited) and Billiton Plc (“Billiton”) (now BHP Billiton Plc), effected by way of a dual listed company structure in June 2001. For the year ended 30 June 2014 (“FY14”), BHP Billiton generated revenue of US$67.2 billion, EBITDA of US$32.4 billion and EBIT of US$22.9 billion5. As at
6 March 2015, BHP Billiton had a market capitalisation of approximately US$130 billion6.
The origins of BHP and Billiton date back to the mid to late 1800s. By the time of the merger, Billiton had assembled a portfolio of aluminium and alumina, chrome, manganese, nickel, titanium, energy coal, steel and some copper assets. BHP had a portfolio of iron ore, copper, oil and gas, diamonds, silver, lead, zinc, coal and other minerals assets, having spun off part of its flat steel products business in 2000. Following the merger, BHP Billiton spun off its remaining flat steel products business in 2002 and acquired the ASX-listed WMC Resources Limited, owner of Olympic Dam and the Nickel West operations, in 2005.
Operations
BHP Billiton has interests in 41 assets, located in 13 countries, across a broad range of commodities:
Iron Ore Petroleum Copper Coal
Silver, lead, zinc
Aluminium, Manganese, Nickel Potash (project)
EBITDA of US$1.0 billion
ROD
BECSA
North West Shelf
Pyrenees, Macedon
WAIO
Olympic Dam
GEMCO Cannington Queensland Coal
New South Wales Energy Coal
Bass Strait
Jansen
Onshore US Cerrejon Antamina Pampa Norte
Escondida
Shenzi, Mad Dog, Atlantis Angostura
Samarco
Source: BHP Billiton
Note: Bubble areas denote FY14 EBITDA7. Assets with EBITDA of US$250 million or less are represented by bubbles of the same area. Exploration, appraisal, early stage development and certain non-core petroleum assets are not represented.
These assets are grouped under the following five business segments:
Petroleum and Potash: interests in shale oil and gas in the United States, offshore oil and gas fields in the Gulf of Mexico, offshore oil and gas fields in the Bass Strait and North West Shelf in
5 EBITDA is earnings before depreciation, amortisation, impairments, net finance costs, taxation and exceptional items. EBIT is earnings before net finance costs, taxation and exceptional items. References to EBITDA and EBIT in this report relate to Underlying EBITDA and Underlying EBIT unless otherwise specified and reflect BHP Billiton’s or South32’s accounting policies as appropriate.
6 Combined market capitalisation of BHP Billiton Limited and BHP Billiton Plc.
7 The following FY14 EBITDA (reflecting BHP Billiton’s accounting policies) were used to derive the area of the bubbles: WAIO: US$12,988m; Escondida: US$4,754m; Shenzi, Mad Dog and Atlantis: US$2,859m; Onshore US: US$2,270m; North West Shelf: US$1,599m; Bass Strait: US$1,555m; Pyrenees and Macedon: US$1,042m; Queensland Coal: US$949m; Samarco: US$846m; Antamina: US$818m, Pampa Norte: US$785m; Cannington: US$459m; ROD: US$396m; Angostura: US$375m; New South Wales Energy Coal: US$324m; BECSA: US$315m; Cerrejon: US$305m; Olympic Dam: US$299m; GEMCO: US$487m.
7

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert's Report

GRANT SAMUEL

Australia, and various other oil and gas fields across the world. BHP Billiton is also developing the large Jansen potash project (100%) in Canada;

- **Copper**: interests in Escondida, the world's largest copper producing mine (57.5%), and Pampa Norte (100%) in Chile, Antamina (33.8%) in Peru, the Olympic Dam copper/gold/uranium mine (100%) and the Cannington silver/lead/zinc mine (100%) in Australia;
- **Iron Ore**: 225mtpa[8] integrated mine, rail and port iron ore operations in Western Australia ("WAIO", 85%) and Samarco operations (50%) consisting of a mine, three concentrators and four pellet plants with a pellet production capacity of 30.5mtpa in Brazil;
- **Coal**: interests in metallurgical coal operations in Australia (the BHP Billiton Mitsubishi Alliance ("BMA") (50%) and BHP Billiton Mitsui Coal ("BMC") (80%) (together "Queensland Coal") and Illawarra Coal (100%)), and in energy coal operations in Australia (New South Wales Energy Coal, 100%), Colombia (Cerrejon, 33.3%), South Africa (Energy Coal South Africa ("BECSA"), 90%) and the United States (New Mexico Coal, 100%); and
- **Aluminium, Manganese and Nickel**:
  - aluminium smelter and casthouse in South Africa (100%), Mozal aluminium smelter in Mozambique (47.1%), Worsley integrated bauxite mine and alumina refinery in Australia (86%), Alumar alumina refinery and aluminium smelter (36% and 40% respectively) and MRN bauxite mine (14.8%) in Brazil;
  - interests in manganese mining ("GEMCO", 60%) and manganese alloying ("TEMCO", 60%) in Australia and manganese mining (44%) and alloying operations (60%) in South Africa; and
  - Cerro Matoso integrated nickel mining and smelting operations in Colombia (99.9%) and Nickel West operations in Australia (100%).

BHP Billiton's share of production for the three years ended 30 June 2014 and the six months ended 31 December 2014 is as follows:

BHP Billiton – Share of Production[9]

	Year ended 30 June			Six months ended 31 December
	2012	2013	2014	2014
Petroleum (mmboe)	222	236	246	131
Copper (kt)	1,094	1,209	1,237	578
Iron ore (kt)	159,478	169,856	202,235	112,425
Metallurgical coal (kt)	31,891	36,237	43,416	25,441
Energy coal (kt)	70,939	69,282	70,454	34,807
Alumina (kt)	4,152	4,880	5,178	2,633
Aluminium (kt)	1,153	1,179	1,174	517
Manganese ore (kt)	4,193	4,566	4,431	2,412
Manganese alloys (kt)	361	365	388	223
Nickel (kt)	158	154	143	70

Source: BHP Billiton and Grant Samuel analysis
Note: Petroleum production excludes fuel and flare.

[8] Based on FY14 production (100%).

[9] Represents BHP Billiton's equity share of production. As BHP Billiton reports 100% of the production from certain assets that it does not wholly-own, the data set out in this table may differ from data shown in BHP Billiton's annual reports. This applies to Escondida, Jimblebar, BMC, BECSA, Hotazel, GEMCO, Metalloys and TEMCO.

8

122
BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
The diversity of BHP Billiton’s asset portfolio is illustrated by the breakdown of revenue by commodity, geography and market set out below:
BHP Billiton - Breakdown of Revenue
Year ended 30 June 2014
100% 80% 60% 40% 20% 0%
Nickel
Aluminium Manganese Coal
Copper
Petroleum
Iron ore
Commodity
South Africa Brazil
United States
Chile
Australia
Other Mozambique Algeria Peru Colombia
Geography
Australia India South Korea Rest of Asia Europe
Japan North America China
Market
RoW
Southern Africa South America
Source: BHP Billiton
Note: Revenue by commodity and geography (i.e. location of assets) excludes revenue from sales of third party product and statutory adjustments. Revenue by market (i.e. location of the customers) includes revenue from sales of third party product and statutory adjustments.
The iron ore, petroleum, copper and coal businesses account for the vast majority of BHP Billiton’s revenue and earnings. On a combined basis, they contributed 89% of revenue, 97% of EBITDA and virtually all of the EBIT in FY1410. At an individual asset level, BHP Billiton’s eleven largest contributors in terms of EBITDA accounted for 73% of the group’s revenue and 88% of its EBITDA in FY1410:
BHP Billiton - Breakdown of Revenue and EBITDA
Year ended 30 June 2014
EBITDA (% of total)
100 90 80 70 60 50 40 30 20 10 0
Western Australia Iron Ore
Escondida
Onshore US
North West Shelf Bass Strait
Shenzi Queensland Coal
Atlantis
Antamina Pampa Norte Samarco
All Other Assets
0 10 20 30 40 50 60 70 80 90 100
Revenue (% of total)
Source: BHP Billiton
Note: Excludes revenue from sales of third party product and statutory adjustments.
10 Pre statutory adjustments and revenue from sales of third party product.
9

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert's Report

GRANT SAMUEL

Summary Financial Information

BHP Billiton's financial performance for the three years to 30 June 2014 and the six months to 31 December 2014 is summarised as follows:

BHP Billiton – Summary of Financial Information (US$ millions)

	Year ended 30 June			Six months ended 31 December
	2012	**2013**	**2014**	**2014**
Revenue	70,477	65,953	67,206	29,900
EBITDA	34,617	30,308	32,359	14,494
EBIT	28,086	22,930	22,861	9,226
NPAT[11] attributable to BHP Billiton shareholders	15,473	11,223	13,832	4,265
Basic earnings per share (US cents)	291	211	260	80
Dividends per share declared for the period (US cents)	112	116	121	62
Dividend payout ratio (%)	39	55	47	77
Total assets	129,201	139,178	151,413	146,081
Net debt[12]	22,208	27,150	25,786	24,939
Total equity attributable to members of BHP Billiton group	65,526	70,667	79,143	79,845
Statistics				
Revenue growth (%)	*(2)*	*(6)*	*2*	*n.a.*
EBITDA growth (%)	*(7)*	*(12)*	*7*	*n.a.*
EBIT growth (%)	*(12)*	*(18)*	*0*	*n.a.*
EBITDA margin (%)[13]	*49*	*43*	*47*	*48*
EBIT margin (%)[13]	*39*	*33*	*33*	*31*
Gearing: Net debt / (Net debt + Equity) (%)	*26*	*27*	*23*	*22*

Source: BHP Billiton

Notwithstanding a steady increase in production at its major operations, BHP Billiton's revenue and earnings have fluctuated, reflecting the volatility of commodity prices over the period. Despite this, BHP Billiton has been able to generate strong margins, maintain a strong balance sheet, retain its A+/A1 credit ratings and continuously increase its dividend per share.

Dual Listed Company Structure

Under the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc have retained their separate legal identities and tax domiciles. The assets in the BHP Billiton "group" are owned by either BHP Billiton Limited (or its subsidiaries) or BHP Billiton Plc (or its subsidiaries)[14]. BHP Billiton Limited is listed on the ASX. BHP Billiton Plc has a primary listing on the UKLA (and its shares trade on the LSE) and a secondary listing on the JSE. Each entity also participates in its own American Depositary Share ("ADS") program on the New York Stock Exchange. However, BHP Billiton Limited and BHP Billiton Plc operate as a single economic enterprise with a common board and organisational structure and unified management of all the assets. The DLC Structure Sharing Agreement governs the relationship between the two companies, including as regards dividend and capital return matching,

---

11 NPAT is net profit after tax.

12 30 June 2013 and 30 June 2014 net debt was sourced from the FY14 annual report and reflects the IFRS 10 accounting standards. 30 June 2012 net debt was sourced from the 2013 annual report and reflects the IAS 27 accounting standard.

13 The EBITDA and EBIT margins are based on EBITDA and EBIT including the contribution from sales of third party product, other income and the share of operating profit/(loss) of equity accounted investments, divided by revenue plus other income.

14 Except in the case of certain subsidiaries such as BMAG (a marketing entity) and Rio Algom (owner of the Pampa Norte and Antamina copper assets) in which both BHP Billiton Ltd and BHP Billiton Plc are shareholders.

10

124

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL

voting[15] and cross guarantees of each company's obligations. Shareholders in BHP Billiton Limited and BHP Billiton Plc effectively have equivalent voting[16] and economic rights in the combined group. The dual listed company structure is represented diagrammatically below:


BHP Billiton - Dual Listed Company Structure
Joint voting rights and equalised dividends
BHP Billiton Limited shareholders
BHP Billiton Plc shareholders
ASX primary listing
NYSE ADS program
UKLA primary listing
JSE secondary inward listing
NYSE ADS program
Identical Board
Unified Management of all BHP Billiton Assets
BHP Billiton Limited
Sharing Agreement
Cross guarantees
BHP Billiton Plc
Limited Operations
Plc Operations

Source: BHP Billiton

15 Each of BHP Billiton Limited and BHP Billiton Plc has issued one special voting share to a trustee company to give effect to special voting arrangements that enable shareholders of both companies to vote together as a single decision-making body on matters affecting the shareholders in similar ways.

16 Other than in exceptional circumstances.

11

125

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
4 Demerger Process
The ownership structure of New BHP Billiton and South32 immediately after the Demerger will be as follows:
New BHP Billiton and South32 Post Demerger
Joint voting rights and equalised dividends
BHP Billiton Limited shareholders
BHP Billiton Plc shareholders
ASX primary listing NYSE ADS program
Identical Board Unified Management
UKLA primary listing JSE secondary inward listing NYSE ADS program
BHP Billiton Limited
BHP Billiton Plc
Onshore US Gulf of Mexico1 Trinidad and Tobago Australia Petroleum2 Jansen Queensland Coal NSW Energy Coal Cerrejon
WA Iron Ore Samarco Escondida Pampa Norte Antamina Olympic Dam 10 non-core assets
BHP Billiton shareholders (Limited and Plc)
ASX primary listing UKLA standard listing JSE secondary inward listing NYSE ADS program
South32
Illawarra Coal
BECSA
GEMCO TEMCO Hotazel Metalloys
Alumar/MRN
Worsley
Aluminium South Africa Mozal Cerro Matoso Cannington
Source: BHP Billiton
Notes: (1) Gulf of Mexico core assets comprise Atlantis, Mad Dog and Shenzi.
(2) Australia Petroleum core assets comprise Bass Strait, North West Shelf, Pyrenees and Macedon.
The Demerger process involves two main steps:
Asset Assembly: as the Demerger Assets are owned by various subsidiaries of BHP Billiton Limited and BHP Billiton Plc, they need to be assembled under a common ownership structure before being demerged. The Demerger Assets will be consolidated in South32, a BHP Billiton Limited subsidiary formerly named BHP Coal Holdings Pty Limited. South32 is the entity that is to be spun out to BHP Billiton shareholders; and
Separation: BHP Billiton Plc will subscribe for shares representing approximately 40% of the South32 shares on issue, representing an interest proportionate to BHP Billiton Plc’s share of the total number of BHP Billiton shares on issue. BHP Billiton Limited and BHP Billiton Plc will transfer their shares in South32 to their shareholders by way of in specie dividend distributions. The result will be the spin-off of South32 as a separate legal entity. South32 will have a primary listing on the ASX with its shares also traded on the LSE and the JSE, and will participate in an over the counter ADS program on the NYSE:
each BHP Billiton shareholder, other than ineligible shareholders, will receive one South32 share for every BHP Billiton Limited or BHP Billiton Plc share held on the record date for the Demerger;
holders of ADSs in either BHP Billiton Limited or BHP Billiton Plc will receive 0.4 South32 ADS for every ADS they hold on the record date for the Demerger (each BHP Billiton ADS represents two underlying BHP Billiton Shares and each South32 ADS will represent five underlying South32 shares); and
12

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
holders of unvested BHP Billiton share awards will either receive additional awards to reflect the dilution in the value of the awards following the Demerger of South32, receive awards in South32 of equivalent value and terms in place of their BHP Billiton awards or have their awards vest after approval of the demerger by BHP Billiton shareholders and participate in the Demerger as ordinary shareholders. The treatment of each holder’s awards will largely depend on the holder’s employment following the Demerger.
A share sale facility will be offered to eligible BHP Billiton shareholders who have registered addresses in certain countries, including in Australia, the United Kingdom and South Africa17, and hold 10,000 or fewer BHP Billiton shares as at the record date. Such shareholders may elect to have all the South32 shares that they receive under the Demerger sold by a sale agent, with the cash proceeds remitted to them free of any brokerage costs or stamp duty.
Certain ineligible shareholders will not receive South32 shares. The South32 shares to which these shareholders would otherwise have been entitled will be transferred to a sale agent and sold on the ASX. The cash proceeds from the sale of those shares will be remitted to the relevant shareholders free of any brokerage costs or stamp duty.
BHP Billiton has received all the principal regulatory approvals, waivers or confirmations required for the Demerger.
BHP Billiton has received “demerger relief” from the Australian Taxation Office (“ATO”), confirming that the Demerger will not result in any capital gains tax consequences for BHP Billiton Limited. BHP Billiton has also received a draft class ruling from the ATO confirming that, in relation to Australian resident shareholders of BHP Billiton Limited, the Demerger Dividend will not be subject to income tax. The tax consequences of the Demerger for other BHP Billiton shareholders will depend upon their particular circumstances.
The total one-off transaction costs associated with the Demerger have been estimated at approximately US$738 million, of which approximately US$274 million will already have been incurred by the time BHP Billiton shareholders vote on the Demerger. Of the total transaction costs, approximately US$339 million relate to stamp duty and tax payable as a result of the Demerger (essentially relating to the asset transfers that form part of the pre-separation internal restructuring). The balance relates to separation and establishment costs, adviser fees and compliance costs. If the Demerger does not proceed, BHP Billiton will incur an estimated US$30 million of costs in addition to the US$274 million that it will have incurred by the time shareholders vote on the Demerger.
The BHP Billiton board has elected to seek shareholder approval for the Demerger, although there is no legal requirement for such approval. BHP Billiton Limited and BHP Billiton Plc shareholders will vote on a joint electorate basis (that is, as a single body of shareholders), with the resolution to approve the Demerger requiring a simple majority (50%).
17 The share sale facility is not available to shareholders who are acting for the account or benefit of persons resident in the United States.
13

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert's Report

GRANT SAMUEL

5 South32

5.1 Operations and Strategy[18]

South32 will be a globally significant and well diversified mining company, with approximately 27,000 employees and contractors on inception, and interests in 11 operated assets and one joint venture across several countries and commodities:


Bauxite, alumina, aluminium
Manganese
Nickel
Metallurgical coal
Thermal coal
Silver, lead, zinc
BECSA
Klipspruit, Middelburg/Wolvekrans, Khutala energy coal mines
Mozal
Aluminium smelter
GEMCO
Manganese mine
Worsley
Boddington bauxite mine
Worsley alumina refinery
Cannington
Silver/lead/zinc mine
Illawarra Coal
Metallurgical coal mine
TEMCO
Manganese alloy plant
Hillside, Bayside
Aluminium smelters
Metalloys manganese alloy plant
Hotazel manganese mines
Cerro Matoso
Nickel mine and ferronickel smelter
MRN bauxite mine
Alumar alumina refinery and aluminium smelter

Source: BHP Billiton

Aluminium, alumina, bauxite	
Worsley Western Australia 86% and operator	*Integrated low cost bauxite mine and alumina refinery* With a nameplate capacity of 4.6mtpa and operating costs in the first quartile, the Worsley alumina refinery is one of the largest and lowest cost refineries in the world. The refinery is supplied by a dedicated open cut bauxite mine with a reserve life of 17 years, although extensive resources should underpin a much longer operating life. Worsley exports alumina to, among others, BHP Billiton's Hillside smelter in South Africa and Mozal smelter in Mozambique (both of which will be operated by South32).
Aluminium South Africa Richards Bay, South Africa 100% and operator	*Hillside and Bayside aluminium smelters* Hillside, which produces standard aluminium ingots from alumina sourced from Worsley, is the largest aluminium smelter in the southern hemisphere. The Bayside smelting operations were closed down in June 2014 although the casthouse remains in operation to produce primary aluminium slab products from liquid metal sourced from Hillside. FY14 aluminium production was 715kt at Hillside and 89kt at Bayside.
Mozal Mozambique 47.1% and operator	*Low cost aluminium smelter* Mozal produced 565kt of standard aluminium ingots in FY14 from alumina sourced from Worsley. Most of the aluminium produced is exported to Europe.
Mineração Rio do Norte ("MRN") Brazil 14.8%	*Bauxite mine* MRN is an open cut strip mining operation with a production capacity of 18mtpa, a reserve life of 6 years as at 30 June 2014 and the potential to extend the life of the mine to 2043. BHP Billiton's share of production is sold to the Alumar operations.
Alumar Brazil 36%/40%	*Alumina refinery (36%) and aluminium smelter (40%)* FY14 production totalled 3.5mt of alumina (16% of which was used to feed the smelter) and 260kt of aluminium. However, production has been suspended at two of the three pot lines in response to challenging market conditions, thereby reducing the aluminium production capacity of the smelter to 124ktpa.

[18] All production capacity or production data in this section is on a 100% basis unless otherwise specified. All production and cost quartile data is based on CY13 information.

14

128

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL

Manganese	
South32 will be the largest producer of manganese ore and one of the largest producers of manganese alloys in the world.	
Hotazel Kalahari Basin, South Africa 44.4% and operator	*Mamatwan open cut mine and Wessels underground mine* Mamatwan, which was commissioned in 1964, has a production capacity of 3.5mtpa, relatively high costs and a reserve life of 18 years. Wessels, which was commissioned in 1973, has a production capacity of 1mtpa expected to increase to 1.5mtpa following the completion of an expansion currently under way, competitive cash costs and a reserve life of 46 years. Approximately 25% of the mine's production is sold to the Metalloys plant for beneficiation and the balance is exported. The mines yielded a combined 3,526kt of manganese ore in FY14.
GEMCO Northern Territory, Australia 60% and operator	*Large, high grade, open-cut, low cost manganese mine* With production of 4.776mt of lump and fines products in FY14, GEMCO accounted for more than 15% of the world's high-grade manganese ore production. The completion of a US$279 million (100%) expansion project in 2013 lifted mine production capacity from 4.2mtpa to 4.8mtpa and associated road and port capacity to 5.9mtpa. The mine benefits from low cash costs (first quartile) and its proximity to company-owned port facilities. In August 2014, the joint venture approved the construction of a standalone Premium Concentrate plant at a cost of US$139 million (100%) to increase production capacity by 0.5mtpa. The plant is expected to be completed in the December 2015 quarter and to achieve full production by the 2017 financial year. Commissioned in 1965, the mine had a reserve life of 11 years as at 30 June 2014.
Metalloys South Africa 60% and operator	*Large manganese alloy plant* Metalloys is one of the largest producers of manganese alloys in the world. It operates four electric arc furnaces and has the capacity to produce 450kt of high-carbon ferromanganese per annum from ore sourced from the Hotazel mines. Metalloys can also process a portion of the high-carbon ferromanganese to produce up to 116ktpa of medium-carbon ferromanganese. FY14 production was 377kt of manganese alloys.
TEMCO Tasmania, Australia 60% and operator	*Low cost manganese alloy plant* TEMCO sources manganese ore from GEMCO and has a production capacity of 150ktpa of high-carbon ferromanganese, 120ktpa of silico-manganese and 325ktpa of sinter. 269kt of manganese alloys were produced at TEMCO in FY14.

Silver/Lead/Zinc	
Cannington mine Queensland, Australia 100% and operator	*Large, low cost underground mine and 3.4mtpa flotation plant* With FY14 production of 25.2moz of silver, 186.5kt of lead and 57.9kt of zinc in concentrates, Cannington is one of the world's largest producers of silver and lead. Cannington had a reserve life of nine years as at 30 June 2014.

Nickel	
Cerro Matoso Colombia 99.94% and operator	*Open cut mine and ferronickel smelter and refinery* FY14 production was 44.3kt of nickel in the form of high quality ferronickel granules. Cerro Matoso had an estimated reserve life of 15 years as at 30 June 2014.

15

129

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
Coal
Illawarra Coal New South Wales, Australia 100% and operator
Appin, Dendrobium and West Cliff underground metallurgical coal mines
West Cliff and Dendrobium coal preparation plants
Illawarra Coal produces a premium quality hard coking coal and some thermal coal (approximately 20% of production) from the Appin, West Cliff and Dendrobium mines. Appin, in operation since 1962, is currently being expanded to provide an additional source of coal to offset the loss of production following the planned closure of the West Cliff mine. The 3.5mtpa expansion, expected to be operational in the 2016 calendar year and to cost US$845 million, was 77% complete as at 31 December 2014. Dendrobium was opened in 2005 and had a remaining reserve life of 9 years as at 30 June 2014. The coal is transported to BlueScope Steel Limited’s Port Kembla steelworks and to the Port Kembla Coal Terminal (operated and owned as to 16.67% by South32) for sale on domestic and export markets. Total production in FY14 was 7.5mt.
Energy Coal South
Khutala, Middelburg/Wolvekrans and Klipspruit energy coal mines
Africa (“BECSA”) 90% and operator
In FY14, BECSA yielded a total of 30.4mt of energy coal. 55% of the production was supplied to Eskom, the South African government-owned electricity company, with the balance exported via the Richards Bay Coal Terminal, in which South32 will own a 21% stake:
Khutala is an open cut and underground mine in production since 1984. It supplies medium rank energy coal to Eskom. Production in FY14 was 9.7mt. The mine had a reserve life of six years as at June 2014;
Middleburg and Wolvekrans have been in production since 1982 and were split into separate open cut mines in 2011. They supply medium rank energy coal to a local power station owned by Eskom and to export markets via the Richards Bay Coal Terminal. Production in FY14 was 13.4mt. The mines had reserve lives of more than 20 years as at June 2014; and
Klipspruit, operating since 2003 and expanded in 2010, consists of an open cut mine and the Phola coal processing plant (50%). It supplies medium rank energy coal to export markets via the Richards Bay Coal Terminal. Production in FY14 was 7.3mt. The mine had a reserve life of six years as at June 2014, although there is potential to extend the mine life.
16

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
South32’s assets are globally significant within their respective commodity groups in terms of production and generally have operating costs in the first or second cost quartiles:
South32 - Asset Relative Scale and Cost Positions19
Lowest cost Highest cost Smallest producer
Worsley Mozal Aluminium South Africa Illawarra Coal Cerro Matoso Alumar - Refinery BECSA GEMCO Cannington
Alumar - Smelter Hotazel Largest producer
Alumina Aluminium Energy coal Met coal Manganese ore Nickel Silver
Source: Wood Mackenzie, AME, CRU, BHP Billiton
Notes: (1) The position of each asset on the production and cost axes denotes its production and cost percentiles within the relevant industry. The production ranks of Aluminium South Africa, Hotazel, BECSA and Illawarra are based on the weighted average production rank of individual mines or operations. Bubble areas denote South32’s equity share of FY14 EBITDA20.
(2) MRN, Metalloys and TEMCO are not represented.
South32 will be well diversified on both a commodity and geographic basis:
South32 - FY14 Revenue and EBITDA
Breakdown by Commodity
Breakdown by Geography
100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%
Nickel Met. Coal Silver Manganese Energy Coal Aluminium/Alumina Revenue Nickel Met. Coal Silver Manganese Energy Coal
Aluminium/Alumina
EBITDA
100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%
South America Southern Africa Australia Revenue South America Southern Africa Australia
EBITDA
Source: BHP Billiton
Notes: (1) Excludes contribution from sales of third party product and group and unallocated items.
(2) Manganese revenue and EBITDA are reflected on a proportional basis (60%).
(3) EBITDA is based on South32’s definition of EBITDA.
19 The production and cost positions are based on the analysis of the following number of operations in each industry: Alumina: 74; Aluminium: 164; Energy coal: 319; Manganese ore: 34; Metallurgical coal: 214; Nickel: 81; Silver: 201.
20 South32’s equity shares of FY14 EBITDA reflect South32’s accounting policies and are as follows: Alumar refinery: US$73m; Alumar smelter: US$54m; Aluminium South Africa: US$190m; BECSA: US$197m; Cannington: US$460m; Cerro Matoso: US$87m; GEMCO: US$290m; Hotazel: US$74m; Illawarra Coal: US$135m; Mozal: US$52m; Worsley: US$162m.
17

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
Fluctuations in South32’s EBITDA over the 10 years to 30 June 2014 can largely be attributed to the volatility in commodity prices over the period:
South32 - EBITDA 10 Years to 30 June 2014
EBITDA (US$ millions)
7,000 6,000 5,000 4,000 3,000 2,000 1,000 0
3,096 511 290 115 660 1,167 353 3,051 511 328 190 104 1,427 491 4,978 1,469 297 212 330 2,042 628 6,014 806 297 659 1,658 1,714 880 3,716 202 850 317 1,454 583 310 3,576 506 369 222 878 787 814 4,405 370 740 399 886 778 1,232 2,838 417 818 416 317
893 2,120 234 115 302 610 208 651 2,035 87 135 197 625 531 460
Nickel Met coal Energy Coal Manganese Alumina/Aluminium Silver, lead, zinc
Commodity price index
200 167 133 100 67 33 0
Commodity Price Index (Indexed FY14) (24)
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
Years ended 30 June
Source: BHP Billiton and Grant Samuel analysis
Notes: (1) Excludes contribution from sales of third party product and group and unallocated items. (2) Manganese EBITDA is presented on a full consolidation (100%) basis.
(3) EBITDA is based on BHP Billiton’s definition of EBITDA for the 2005 to 2011 period and on South32’s definition of EBITDA for 2012, 2013 and 2014.
(4) The commodity price index was derived by applying movements in commodity prices to each commodity’s FY14 revenue contribution. It implicitly assumes that production and other factors impacting revenue are at FY14 levels throughout the period.
South32’s operations are relatively mature. For some of the assets, there are limited opportunities for significant life extensions or project expansions. On the other hand, South32’s assets offer significant leverage to a recovery in commodity prices.
South32 will seek to maximise shareholder value by improving the productivity of its operations and optimising its management structure, pursuing embedded low-cost organic brownfield growth opportunities and optimising its asset portfolio over time.
18

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
5.2 Summary Financial Information
The pro forma income statement of South32 for the three years to 30 June 2014 and the six months to 31 December 2014 is summarised as follows:
South32 – Pro Forma Income Statement (US$ million)
Six months ended
Year ended 30 June
31 December
2012 2013 2014 2014
Revenue 11,683 9,926 8,344 4,089
Other income 33 136 269 150
Share of operating profit/(loss) of equity (88) 88 62 35
accounted investments
EBITDA
2,483 1,611 1,483 1,065
Depreciation and amortisation
(806) (848) (823) (417)
EBIT
1,677 763 660 648
Statistics
Revenue growth (%) n.a.
(15) (16) n.a.
EBITDA growth (%)
n.a. (35) (8) n.a.
EBIT growth (%)
n.a. (55) (13) n.a.
EBITDA margin (%)21
21 16 18 26
EBIT margin (%)21
14 8 8 16
Source: BHP Billiton and Grant Samuel analysis
Note: The pro forma income statement reflects South32’s accounting policies, which differ from BHP Billiton’s policies.
The pro forma income statement of South32 has been prepared by BHP Billiton by aggregating historical financial information relating to the South32 assets. It reflects revenue and expense items clearly attributable to the South32 businesses but excludes certain head office costs that were fully allocated to New BHP Billiton. Furthermore:
the Demerger is assumed to have been effected on 1 July 2011;
the pro forma income statement reflects transactions between South32 and New BHP Billiton that were eliminated on consolidation and were therefore not disclosed in the BHP Billiton consolidated accounts;
the manganese business, which was previously reported on a consolidated basis, with recognition of a non-controlling interest, has been equity accounted. The pro forma income statement assumes that control of the business was lost on 1 July 2011; and
the pro forma income statement does not reflect the following adjustments:
additional corporate overhead and financing costs of approximately US$60 million per annum that South32 expects to incur as a separate listed entity. These costs relate to listing fees, board fees, compliance costs, corporate legal/finance/HR costs and other corporate costs, and to incremental financing costs resulting from South32 requirement to secure funding independently of BHP Billiton, at higher interest rates than it would benefit from under BHP Billiton ownership;
the impact on South32’s cost base of the adoption of a new regional organisational structure; and
21 The EBITDA and EBIT margins are based on EBITDA and EBIT, including the contribution from sales of third party product, other income and the share of operating profit/(loss) of equity accounted investments, divided by revenue plus other income.
19

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
one-off transaction costs (although they are reflected in the pro forma balance sheet set out below).
The level of future dividend payments is a matter for the board of South32 and may change over time having regard to South32’s growth strategy and investment options. South32 will seek to distribute a minimum of 40% of underlying earnings as dividends provided that it has an appropriate level of liquidity to retain its investment grade rating. South32 does not intend to pay a dividend for the period ending 30 June 2015.
South32 intends to pay franked dividends to the maximum extent possible. However, South32 and its wholly-owned subsidiaries will have no accumulated franking credits on implementation of the Demerger. Accordingly, the company’s ability to frank its dividends will largely depend on the amount of Australian income tax the company pays in the future and the proportion of its earnings that are Australian sourced.
The following table sets out a summarised pro forma balance sheet for South32 as at 31 December 2014:
South32 - Pro Forma Balance Sheet (US$ millions)
31 December 2014
Debtors 1,019
Inventories 1,024
Creditors, accruals and provisions (1,368)
Net operating working capital 675
Property, plant and equipment 10,353
Investments accounted for using the equity method 3,040
Non-current provisions (1,532)
Intangible assets 306
Current tax assets / (liabilities) (net) 28
Deferred tax assets / (liabilities) (net) (86)
Other assets / (liabilities) (net) 826
Total funds employed 13,610
Cash and deposits 364
Interest bearing liabilities (1,024)
Net cash /(debt) (660)
Net assets 12,950
Non-controlling interests -
Equity attributable to South32 shareholders 12,950
Statistics
Shares on issue at period end (million) 5,324
Net assets per share22 2.43
NTA23 per share22 2.37
Source: BHP Billiton and Grant Samuel analysis
The pro forma balance sheet incorporates the following key assumptions:
the Demerger was effected on 31 December 2014;
the relevant assets and liabilities are stated at their historical book values;
22 Relate to net assets and net tangible assets attributable to South32 shareholders.
23 NTA is net tangible assets, which is calculated as net assets less intangible assets.
20

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
transaction costs already incurred as at the Demerger date have been allocated to New BHP
Billiton; and
intercompany balances between South32 and New BHP Billiton have been settled.
It also reflects the following assumptions:
the manganese business has been equity accounted;
the deferred tax balances include an adjustment relating to the resetting of the tax bases of certain assets;
South32’s pro forma cash balance reflects US$416 million of cash held within South32, the drawdown of US$150 million under South32’s new debt facility24, transaction costs to be incurred by South32 after the Demerger of US$111 million pre-tax, transaction adjustments and other items; and
South32’s pro forma debt balance of US$1,024 million comprises bank loans, other loans and finance leases. Bank debt accounts for approximately US$271 million of the total and a finance lease relating to a long-term electricity supply agreement for the Worsley Alumina refinery for most of the balance.
A syndicate of international financial institutions has signed an agreement to provide a US$1.5 billion multi-currency revolving loan facility to South32, which is subject to the implementation of the Demerger.
South32 is targeting an investment grade credit rating.
Following the Demerger, South32 will become the head company for a new consolidated group under the Australian tax consolidation regime. South32 will have minimal carried forward income and capital tax losses, all relating to South32’s non-Australian assets.
A detailed pro forma income statement and pro forma balance sheet for South32 (including a description of the assumptions and adjustments made) are set out in Section 6 of the Shareholder Circular. The pro forma financial statements have been prepared by BHP Billiton and reviewed by KPMG. KPMG’s Independent Accountant’s Report is set out in Section 9 of the Shareholder Circular.
5.3 Board and Management
Mr David Crawford, formerly an independent director of BHP Billiton, has been appointed the Chairman-elect of South32. Mr Keith Rumble, currently an independent director of BHP Billiton, will be appointed independent non-executive director of South32 if the Demerger proceeds and will retire from the BHP Billiton board. Dr Xolani Mkhwanazi, currently Chairman of BHP Billiton in South Africa, will be appointed non-executive director of South32 if the Demerger proceeds. Mr Graham Kerr, formerly Chief Financial Officer of BHP Billiton, has been appointed South32’s Chief Executive Officer-elect (and executive director), and Mr Brendan Harris, formerly the Head of Investor Relations of BHP Billiton, is South32’s Chief Financial Officer-elect. The South32 leadership team will include a number of South Africa-based board members and executives, reflecting the company’s strong focus on the region. The organisational structure of South32 is expected to be tailored to reflect the much smaller scale of the company and its strong focus on two main regions, Australia and Southern Africa.
24 The actual amount drawn down against South32’s debt facility upon implementation of the Demerger (if any) will vary according to a number of factors, including trading conditions at the time, working capital requirements and other matters.
21

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
6 New BHP Billiton
6.1 Operations and Strategy
New BHP Billiton will remain a leading global resources company. Its core asset portfolio will consist of 1925 large, long life, low cost and expandable iron ore, copper, coal, petroleum and potash assets, located across Australia and the Americas. In FY14, these assets generated (in aggregate) revenue of US$55.6 billion and EBITDA of US$31.6 billion. New BHP Billiton will also retain ownership of several non-core assets that are currently under review: Nickel West, New Mexico Coal and some small petroleum assets.
The core asset portfolio of New BHP Billiton will comprise:
Petroleum and Potash: New BHP Billiton will remain the largest overseas investor in US shale oil and gas projects and will retain its interests in large oil and gas projects in Australia (e.g. North West Shelf, Bass Strait) and in offshore oil assets in the Gulf of Mexico. New BHP Billiton will also retain ownership of the Jansen potash project in Canada. Jansen has the potential to become one of the world’s premier potash mines. BHP Billiton has already approved US$3.8 billion of spending for the excavation of production and service shafts and the installation of essential surface infrastructure and utilities. Jansen has the potential to produce around 10mtpa of agricultural grade potassium chloride in the years following 2020;
Copper: New BHP Billiton will retain its interests in its copper assets, including Escondida, the world’s largest copper mine. At Escondida, a new leach pad and handling system were completed during the December 2014 quarter and construction of a new concentrator is expected to be completed by June 2015, at a total cost of US$3.8 billion (100%). A new water desalination plant is expected to be commissioned in 2017 at a total cost of US$3.4 billion;
Iron Ore: New BHP Billiton is considering options to expand the production capacity of its Western Australia Iron Ore operations to 290mtpa by 2017 (from 225mtpa in FY14) and to further reduce costs to less than US$20 per tonne (before royalties and shipping costs). New BHP Billiton will also retain its interest in the long life Samarco operations; and
Coal: New BHP Billiton will hold its interests in the long life Queensland Coal, New South Wales Energy Coal and Cerrejon assets. A number of expansion projects have either recently been completed or are expected to be completed within the next few months.
25 12 operated assets and seven stakes in joint ventures.
22

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
The following map shows the location of the core assets of New BHP Billiton:
Iron Ore Petroleum Potash (project)
Copper
Coal
EBITDA of US$1.0 billion
North West Shelf
Pyrenees, Macedon
WAIO
Olympic Dam
Queensland Coal
New South Wales Energy Coal Bass Strait
Jansen
Onshore US
Shenzi, Mad Dog, Atlantis
Cerrejon
Antamina
Pampa Norte
Escondida
Samarco
Angostura
Source: BHP Billiton
Note: Bubble areas denote FY14 EBITDA26. Exploration, appraisal and early stage development assets are not represented.
The chart below, which shows the FY14 EBITDA, EBITDA margin and resource life of New BHP Billiton’s core assets, illustrates the high quality of the core asset portfolio:
New BHP Billiton Core Assets
Resource Life, EBITDA and EBITDA Margin (FY14)
EBITDA margin
100% 75% 50% 25% 0%
Pyrenees Atlantis Macedon
Shenzi
Bass Strait
North West Shelf
Antamina
Mad Dog
WAIO
Onshore US Pampa Norte
Samarco
Cerrejon NSWEC
EBITDA of US$1 billion
Escondida
Queensland Coal Olympic Dam
- 25 50 75 100 125 150
Resource life (years)
Petroleum Copper Iron ore Coal
Source: BHP Billiton
Notes: (1) The chart does not include Angostura and Jansen.
(2) Escondida is reported on a 100% basis. Samarco, Antamina and Cerrejon are reported on a proportionate consolidation basis.
(3) Resource life data represent indicative estimates based on most recent reported resources, resource to reserve conversion assumptions based on historical conversion rates and FY14 production.
(4) Bubble areas denote FY14 EBITDA26.
26 The following FY14 EBITDA were used to derive the area of the bubbles: WAIO: US$12,988m; Escondida: US$4,754m; Atlantis: US$1,407m; Shenzi: US$1,281m; Onshore US: US$2,270m; North West Shelf: US$1,599m; Bass Strait: US$1,555m; Queensland Coal: US$949m; Samarco: US$846m; Antamina: US$818m; Pyrenees US$806m; Pampa Norte: US$785m; Angostura: US$375m; NSWC: US$324m; Cerrejon: US$305m; Olympic Dam: US$299m; Macedon: US$236m; Mad Dog: US$171m.
23

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
Iron Ore (mostly the Western Australian operations) generated approximately 40% of New BHP Billiton’s FY14 pro forma revenues from its core assets, Copper and Petroleum slightly less than 25% each and Coal (principally the Queensland metallurgical coal operations) the balance. More than half of the revenue was generated by Australian operations, with North America (shale and offshore oil and gas) and South America (copper and some iron ore and thermal coal) contributing the balance in roughly equal shares. With an approximate 40% share of revenue, China was New BHP Billiton’s largest export market:
New BHP Billiton Core Assets
Breakdown of Revenue for the Year ended 30 June 2014
100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%
Coal
Petroleum
Copper
Iron ore
By commodity
North America
South America
Australia
By geography
RoW Australia Europe
North America
Other Asia India Japan
China
By market
Source: BHP Billiton
Note: Revenue by commodity and geography (i.e. location of assets) excludes revenue from sales of third party product and statutory adjustments. Revenue by market (i.e. location of the customers) includes revenue from sales of third party product and statutory adjustments.
The portfolio of core assets has generated stronger growth and margins than the broader BHP Billiton portfolio over the FY04 to FY14 period. Production27 and EBIT have grown at an average of 7% and 21% per annum respectively compared to 4% and 15% for the broader portfolio, and EBIT margins have consistently been higher (48% versus 41% for the broader portfolio)28.
New BHP Billiton will continue to focus on operating its existing large, long life, low cost and expandable upstream assets across various commodities, geographies and markets with a view to maximising returns on investment through volume enhancement and cost efficiencies. New BHP Billiton will maintain strict financial discipline in relation to capital allocation with a view to retaining its solid A credit rating.
27 Calculated on a copper equivalent basis. The copper equivalent production for each commodity is derived by multiplying the production of that commodity by the commodity price and dividing it by the copper price.
28 Sourced from the 19 August 2014 “Unlocking shareholder value” presentation. EBIT includes the contribution from sales of third party product and was calculated on the basis of IFRS 10, IFRS 11 and IFRIC 20 in FY13 and FY14.
24

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL

6.2 Summary Financial Information

The pro forma income statement of New BHP Billiton for the three years to 30 June 2014 and the six months to 31 December 2014 is summarised as follows:

New BHP Billiton – Pro Forma Income Statement (US$ million)	Year ended 30 June			Six months ended 31 December
	2012	2013	2014	2014
Revenue	**56,642**	**53,860**	**56,762**	**24,860**
Other income	858	3,804	1,225	284
Share of operating profit/(loss) of equity accounted investments	1,869	1,142	1,185	335
EBITDA	**31,511**	**28,109**	**30,292**	**13,101**
Depreciation and amortisation	(5,526)	(6,067)	(7,716)	(4,401)
Net impairment losses	(79)	(362)	(478)	(361)
EBIT	**25,906**	**21,680**	**22,098**	**8,339**
Statistics				
Revenue growth (%)	*n.a.*	*(5)*	*5*	*n.a.*
EBITDA growth (%)	*n.a.*	*(11)*	*8*	*n.a.*
EBIT growth (%)	*n.a.*	*(16)*	*2*	*n.a.*
EBITDA margin (%)[29]	*55*	*49*	*52*	*52*
EBIT margin (%)[29]	*45*	*38*	*38*	*33*

Source: BHP Billiton and Grant Samuel analysis

The pro forma income statement of New BHP Billiton reflects historically reported BHP Billiton results from which revenue and expense items relating to the South32 businesses have been carved out (certain head office costs were fully allocated to New BHP Billiton).

Furthermore:

- the Demerger is assumed to have been effected on 1 July 2011;
- the pro forma income statement reflects transactions between South32 and New BHP Billiton which were eliminated on consolidation and were therefore not disclosed in the BHP Billiton consolidated accounts; and
- the pro forma income statement does not reflect the impact of the Demerger on ongoing costs, including in relation to changes to New BHP Billiton's management structure, or one-off transaction costs.

BHP Billiton has announced that it will seek to steadily increase (but at least maintain) its dividend per share (in US dollar terms). The Demerger is not expected to have any significant effect on the ability of BHP Billiton to pay dividends (and in the case of BHP Billiton Limited, the extent to which dividends will be franked).

[29] The EBITDA and EBIT margins are based on EBITDA and EBIT, including the contribution from sales of third party product, other income and the share of operating profit/(loss) of equity accounted investments, divided by revenue plus other income.

25

139

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
The following table sets out a summarised pro forma balance sheet for New BHP Billiton as at
31 December 2014:
New BHP Billiton – Pro Forma Balance Sheet (US$ millions)
31 December 2014
Debtors 4,486
Inventories 4,743
Creditors, accruals and provisions (8,821)
Net operating working capital 408
Property, plant and equipment 96,551
Investments 3,537
Non-current provisions (7,457)
Intangible assets 4,909
Current tax assets / (liabilities) (net) 260
Deferred tax assets / (liabilities) (net) (2,645)
Other assets / (liabilities) (net) 3,214
Total funds employed 98,777
Cash and deposits 5,295
Interest bearing liabilities (30,056)
Net cash /(debt) (24,761)
Net assets 74,016
Non-controlling interests (5,568)
Equity attributable to New BHP Billiton shareholders 68,448
Statistics
Shares on issue at period end (million) 5,324
Net assets per share30 12.86
NTA per share30 11.93
Source: BHP Billiton and Grant Samuel analysis
The summarised pro forma balance sheet for New BHP Billiton incorporates a reduction in assets and liabilities corresponding to the South32 businesses and a corresponding reduction in retained earnings of US$11.3 billion reflecting the Demerger Dividend and the gain or loss on demerger, net of associated one-off costs.
Following the announcement of BHP Billiton’s intention to pursue the Demerger, Standard & Poor’s and Moody’s reaffirmed BHP Billiton’s credit ratings. There will be no material changes to BHP Billiton’s existing debt facilities.
New BHP Billiton will preserve its income and capital tax losses and its tax credits, with the exception of minimal amounts which will be transferred to South32.
A detailed pro forma income statement and balance sheet for New BHP Billiton (including a description of the assumptions and adjustments made) are set out in Section 5 of the Shareholder Circular. The pro forma financial statements have been prepared by BHP Billiton and reviewed by KPMG. KPMG’s Independent Accountant’s Report is set out in Section 9 of the Shareholder Circular.
30 Relate to net assets and NTA attributable to New BHP Billiton shareholders.
26

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
6.3 Board and Management
The board of directors of New BHP Billiton will comprise the current directors of BHP Billiton, other than Mr Keith Rumble, who will retire from the BHP Billiton board and become an independent non-executive director of South32 if the Demerger proceeds. Mr David Crawford has recently retired from the Board of BHP Billiton and has been appointed Chairman-elect of South32. Mr Jac Nasser and Mr Andrew Mackenzie will continue as Chairman and Chief Executive Officer of New BHP Billiton. Mr Peter Beaven, previously President of the Copper business, has been appointed Chief Financial Officer of New BHP Billiton to replace Mr Graham Kerr, who has been appointed Chief Executive Officer-elect of South32.
27

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
7 Evaluation of the Proposed Demerger
7.1 Approach to Evaluation
ASIC has established guidelines for the preparation of independent expert’s reports in its Regulatory Guide 111. ASIC Regulatory Guide 111 states that an expert, in assessing a demerger, should provide an opinion as to whether the advantages of the demerger outweigh the disadvantages. If the advantages outweigh the disadvantages, the demerger will be in the best interests of shareholders.
The Demerger will have no direct impact on the assets and liabilities of BHP Billiton31, other than to divide them into separate companies. BHP Billiton shareholders32 will retain the same aggregate investment exposures as before the Demerger, although their investment exposures post-Demerger will be split between New BHP Billiton and South32. For the Demerger to benefit BHP Billiton shareholders, it must over time result in an increase in the value of the assets held by New BHP Billiton and South32. This will be achieved if the Demerger has the effect of:
improving the underlying performance of the assets of New BHP Billiton and/or South32 (i.e. increasing the cash flows attributable to the assets); or
for a given set of cash flows, promoting a positive market re-rating of the assets (i.e. reducing the cost of capital for the assets).
The Demerger will only be in shareholders’ best interests if these and any other benefits outweigh the costs, risks and other disadvantages of the Demerger.
Accordingly, Grant Samuel has evaluated the Demerger by assessing whether, for each of South32 and New BHP Billiton, the Demerger is likely either to improve the underlying performance of its assets or to promote a positive market re-rating of the assets. Grant Samuel has considered the costs, risks and other disadvantages of the Demerger (including transaction costs and tax consequences). To the extent possible, Grant Samuel has compared quantifiable benefits with estimates of Demerger costs and other quantifiable disadvantages. However, many of the potential Demerger benefits are by their very nature difficult or even impossible to quantify. In this context, the overall conclusion as to whether the advantages of the Demerger outweigh the disadvantages is to some extent subjective.
7.2 Background
The history of BHP Billiton and its antecedent companies has been one of constant change and reinvention, reflecting the development, exploitation and exhaustion of great ore bodies, massive shifts in commodity demand, and the rise and fall of whole industries. For example:
the silver/lead/zinc operations in Broken Hill that were the foundations of BHP were first discovered in 1885. They were mined for over fifty years before being closed in 1939;
BHP began making steel (in Newcastle) in 1915. By the early 1960’s, BHP was predominantly a steel (and steel products) manufacturer and distributor with significant iron ore and coal mining assets. BHP exited the steel business in 2000 and 2002 by way of demergers;
Billiton’s initial businesses of tin and lead smelting in The Netherlands closed in the 1990s;
31 Except insofar as BHP Billiton will incur one-off transaction costs and some minor potential tax impacts in relation to the Demerger.
32 Other than certain shareholders ineligible or unable to hold shares in South32.
28

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
BHP first entered the gold mining industry in 1977 and then divested most of its gold assets in 1990 through the merger of its subsidiary BHP Gold Mines Limited with Newmont Australia (to become Newcrest Mining Limited); and
commencing with Bass Strait oil and gas exploration (in joint venture with Esso) in 1963, BHP entered the oil and gas sector. It then pursued a strategy of increasing diversification, adding copper, nickel and aluminium assets over the next 30 years.
This diversification strategy underpinned the rationale for the 2001 merger between BHP and Billiton. The merger:
combined BHP’s iron ore, coal, steel, petroleum, copper and silver/lead/zinc interests with Billiton’s significant exposures to aluminium, manganese, nickel and coal;
combined BHP’s significant development pipeline with Billiton’s portfolio of mature, cash producing assets;
created a much stronger combined cash flow base to fund the development program; and
enhanced access to global capital markets, creating (at that time) the world’s second largest mining company.
Operating as a diversified resources company provides significant strategic benefits. In particular, diversification:
smooths operating cash flows as demand patterns and price movements of individual commodities are not highly correlated. In addition, a broad portfolio means individual assets are usually at different points in their lifecycles. The more stable cash flows allow the company to invest across the cycle and avoid the need to make investment decisions compromised by short term dynamics; and
allows the company to shift its investment focus over the longer term to reflect underlying changes in demand for particular commodities.
However, the inherent nature of a diversified resources business is that the portfolio of assets needs to be constantly reviewed and adapted to reflect:
changing supply and demand profiles for individual commodities;
commodity price trends and outlook;
positions on the cost curve and general cost competitiveness;
asset lifecycles as they move from development to ramp up, maturity and decline; and
asset returns and portfolio mix.
In the case of BHP Billiton, there have been dramatic economic developments since the 2001 merger, primarily the emergence of China and the consequential impact on demand for, and pricing of, various commodities, in particular iron ore, coal and copper.
29

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert's Report

GRANT SAMUEL

These developments have fundamentally changed BHP Billiton's earnings mix and underlying drivers of performance. Two key outcomes have been:

- an enormous growth in the scale and contribution of the iron ore, copper and petroleum businesses:

BHP Billiton - Growth in Production and EBIT of Iron Ore, Copper and Petroleum

2000/2001[33,34] vs. 2014[35]


Iron Ore
Copper
Petroleum
66
202
0.4
12.1
785
1,237
0.5
3.4
131
246
1.2
5.6
Production (wmt)
EBIT (US$bn)
Production (kt)
EBIT (US$bn)
Production (mmboe)
EBIT (US$bn)
2000/2001
2014

Source: BHP Billiton

Notes: (1) EBIT estimates for 2000 and 2014 have not necessarily been compiled on a consistent basis. CY2000 EBIT is based on UK GAAP and a A$:US$ exchange rate of A$1.00=US$0.5655. FY14 EBIT includes the contribution from sales of third party product and statutory adjustments.

(2) FY14 Iron Ore production has been adjusted to exclude the contribution from the 15% share in Jimblebar BHP Billiton does not own but no corresponding adjustment has been made to EBIT. FY14 Copper production and EBIT have been adjusted to exclude the contribution from the 42.5% share in Escondida BHP Billiton does not own. FY14 Petroleum EBIT excludes the contribution from the Potash business.

- the consequential impact on the relative contributions of the various components of BHP Billiton's portfolio. The iron ore, copper and petroleum businesses together with coal contributed 89% of revenue and 97% of EBITDA for the year ended 30 June 2014, while the contribution of other commodities is now marginal. This situation contrasts strongly with the broadly diversified mix at the time of the 2001 merger:

33 Production data for the year ended 30 June 2001, as sourced from the 2002 Form 20-F. EBIT for the year ended 31 December 2000, as estimated from data sourced from the 19 March 2001 BHP Billiton Merger presentation.

34 Iron Ore production excludes the contribution from Whyalla, which was spun off as part of OneSteel Limited in October 2000. Copper production excludes the contribution from OK Tedi (BHP Billiton withdrew from the operations in February 2002).

35 Year ended 30 June 2014.

30

144
BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
BHP Billiton - EBIT Contributions 2000 vs. 201436
100% 80% 60% 40% 20% 0%
Other BHP Steel AMN
Coal Copper
Petroleum
Iron ore
CY 2000
Copper Petroleum / Potash
Iron ore
FY 2014
AMN Coal
Source: BHP Billiton
Notes: (1) EBIT estimates for 2000 and 2014 have not necessarily been compiled on a consistent basis. CY2000 EBIT is based on UK GAAP. FY14 EBIT includes the contribution from sales of third party product and statutory adjustments.
(2) AMN stands for Aluminium, Manganese and Nickel.
The net result is that businesses such as aluminium, manganese and nickel now provide only limited diversification benefits for BHP Billiton. At the same time, they add considerably to the overall complexity of the organisation, significantly increasing the number of individual assets to be managed and the number of individual commodities in which the business is actively engaged. Inevitably, despite their minor profit contribution, the span of activities and the number of individual assets mean that they take up a disproportionate amount of senior management attention.
Accordingly, the company has been considering its options in relation to its non-core assets. It has sold a number of assets (such as its interests in the Richards Bay Minerals titanium minerals operation, the diamonds business, the Pinto Valley copper operations, the Yeelirrie uranium deposit and the Browse LNG project). After evaluation of various alternatives, the board of BHP Billiton has settled on the Demerger as likely to achieve the best longer term outcome for shareholders.
The Demerger provides an immediate, clean solution that preserves shareholder value (as shareholders37 retain the same economic interest in the assets) and provides the opportunity to capture upside from improved management of the assets, realisation of expansion potential, any upturn in the commodity price cycle and, possibly, corporate activity.
7.3 South32
7.3.1 Impact on Business Operations
Funding of growth projects
As part of its strategic re-positioning in the lower growth post-GFC world, BHP Billiton has moved to limit aggregate capital expenditure on growth projects and to apply rigorous criteria to assess and select those growth projects that are to receive funding. In the context of BHP Billiton in its current form, it is likely that capital expenditure on growth projects would be prioritised to expenditure on the core assets of the iron ore, petroleum,
36 Years ended 31 December 2000 and 30 June 2014.
37 Other than certain shareholders ineligible or unable to hold shares in South32.
31

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
copper and coal businesses. Relative to the Demerger Assets, these assets typically have far more attractive investment characteristics.
A number of potential project expansion or life extension opportunities have been identified amongst the Demerger Assets. In particular, there are project expansion or life extension opportunities for a number of the coal assets within BECSA and for the Cannington silver/lead/zinc mine. These investment opportunities offer potentially attractive investment returns and are likely to receive careful consideration within South32. Given South32’s strong balance sheet and the absence of competing investment opportunities, there are good grounds to expect that at least some of these potential growth initiatives will receive funding. By contrast, these initiatives would almost certainly not be funded within BHP Billiton in its current form.
The consequence will be that South32 will have an opportunity to capture value that is likely otherwise to have been lost within BHP Billiton in its current form. Moreover, to the extent that the investments have the result of extending project lives, they will increase project optionality and the opportunity to generate further value in the future. The quantum of the value that stands to be captured by South32 (and would otherwise likely be lost within BHP Billiton in its current form) will depend on various uncertain factors including future commodity prices. However, it could potentially be significant relative to the value of South32’s asset portfolio.
Operating and other costs
Considerable work has already been completed on designing the new regional organisational structure for South32. The organisational structure will involve significant simplification relative to the structure under which the South32 businesses would be managed as part of the BHP Billiton group and a major rationalisation of the various support functions. As a result, there are expected to be meaningful reductions in the cost of managing South32’s assets.
South32 will incur incremental corporate and listed company costs as a separate publicly listed company. These include costs associated with the senior management team, a separate board of directors and other public company costs. In addition, South32 is expected to incur debt funding costs that would not apply if the Demerger Assets were to continue as part of BHP Billiton. The aggregate incremental costs are estimated at approximately US$60 million per annum but are expected to be offset by the cost reductions stemming from the implementation of the new regional model.
The extent to which the cost reductions are attributable exclusively to the Demerger is not clear. It is likely that at least some of these cost reductions could be achieved within BHP Billiton. However, at a minimum, the Demerger will facilitate or accelerate the achievement of the cost reductions. On balance, it appears reasonable to conclude that on a net basis the Demerger will result in a direct reduction in the cost of managing the South32 assets.
Management structure and focus
The BHP Billiton management structure and approach has evolved over time with a view to maximising the value of a portfolio of high value, long life assets within a very large and complex multinational business. The management structure and overall philosophy are unlikely to deliver optimal outcomes for the Demerger Assets:
the management structure is organised along commodity lines and does not easily accommodate the geographic spread of smaller assets in the BHP Billiton portfolio. For example, it is to be expected that the BECSA coal assets in South Africa will receive only limited attention within BHP Billiton’s coal business, given their relatively modest value and distance from Australia;
32

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
the BHP Billiton management philosophy and processes are appropriate for very large, high value, high margin, long life assets, which are generally based on vast resource endowments and, in the case of the mining assets, high volume bulk earth moving operations. The management approach for these assets aims to maximise value through volume growth and cost reductions via standardisation, automation and utilisation efficiencies. It is less appropriate for the diverse range of relatively complex mining operations and downstream processing assets that constitute the Demerger Assets; and
given the Demerger Assets’ modest contribution to earnings and cash flows, they will inevitably receive only limited attention from the senior management and board of BHP Billiton in its current form.
The Demerger will comprehensively address these issues and should facilitate an improvement in the management of the Demerger Assets:
South32’s regional management structure will ensure that appropriate management attention is directed towards, in particular, the South African assets;
South32 will be able to develop a management approach appropriate for the particular characteristics of the Demerger Assets. The South32 assets include mature and/or short life operations, underground mines and a number of downstream processing plants (alumina refineries and aluminium smelters, ferro-nickel smelting and refining and manganese alloying operations), all of which require management skills very different from those required for BHP Billiton’s large scale extraction assets. South32 will be able to develop unique management approaches tailored to the requirements of each of the operations. Optimisation of the asset base will involve a focus on cost minimisation, resource management and life extension. South32 will be able to bring to bear a more nimble and entrepreneurial approach to the management of its assets. There will be an opportunity through small incremental improvements to reduce the operating costs and extend the operating lives of the assets. Given the operational leverage inherent in the lower margins of many of the Demerger Assets, such improvements have the potential to deliver significant additional value; and
the Demerger will ensure that the full range of Demerger Assets receives the concentrated attention of the board and senior management of South32.
Given that the Demerger Assets contribute only a small proportion of the earnings and value of BHP Billiton, the performance of the Demerger Assets is unlikely to be reflected to any meaningful degree in the BHP Billiton share price. By contrast, following the Demerger, the share price of South32 will be a transparent indicator of the performance and prospects of the Demerger Assets. Continuous market assessment of the value of the Demerger Assets will promote greater board and management accountability for performance. It will provide an opportunity to set up incentive structures that directly link management remuneration to the performance of the Demerger Assets.
The improvements in management structure, approach and focus that will result from the Demerger are likely over time to deliver significant increases in the value of the Demerger Assets. These improvements cannot be quantified and it may be the case that they could be achieved to some extent within the current BHP Billiton structure. Nonetheless, in Grant Samuel’s view, the management empowerment and sharper focus that will flow from the Demerger represent significant benefits.
33

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
South African investments
A significant proportion of the Demerger Assets are located in South Africa. The South African manganese assets, BECSA coal assets and South African aluminium smelting assets collectively contributed around 37% of the total revenue38 generated by the Demerger Assets for the year ended 30 June 2014. Maximisation of the value of these assets requires close engagement with a range of South African stakeholders, including various tiers of government, key participants in the South African political process, community and labour groups and significant customers and suppliers.
The South African assets are not significant within BHP Billiton in its current form and as a result have received only limited senior management attention. Moreover, the various operations report through different business groups within BHP Billiton. In South32, however, the board and senior management will be able to devote the time and attention required to develop a detailed understanding of the South African business environment and to foster the required relationships with the relevant stakeholders. South32 will have South African nationals on its board and senior management team. South32’s regional management structure will mean that there will be a South African country head and management team who will be focussed exclusively on the South African assets and the broader issues involved in doing business in South Africa.
Over time, it appears likely that the Demerger will allow South32 to achieve greater value for the South African assets than would have been the case in BHP Billiton in its current form. In addition, the Demerger will potentially allow South32 to identify and pursue investment opportunities in South Africa that would not have been available to or recognised by BHP Billiton.
Strategic flexibility
BHP Billiton’s strategic priorities are directed towards the ongoing development and optimisation of the core assets in its iron ore, petroleum, copper and coal businesses. In this context, the Demerger Assets are unlikely to receive any strategic focus as part of BHP Billiton.
For South32, however, the development of appropriate strategies to optimise its asset portfolio will be critical. In particular, South32 will have to address the reality that a number of its assets have relatively limited remaining lives. It appears likely that South32 will consider merger, acquisition and other portfolio management opportunities, both to regenerate its asset portfolio and on an opportunistic basis. South32 will enjoy considerable strategic flexibility. It will be able to address opportunities across a range of commodities and geographies. Its strong financial position, relatively flexible approach to capital management and (potentially) willingness to use its scrip will provide South32 with significant transactional capacity. Overall, in Grant Samuel’s view, the strategic flexibility made possible by the Demerger should assist over time in maximising the value realised by shareholders for the Demerger Assets.
Size
South32 will be significantly smaller than BHP Billiton. It will be less able to absorb the impact of material adverse events, whether external (e.g. falls in commodity prices, manifestation of sovereign risk) or internal (e.g. disruptions at the operations).
With 37% of its revenue generated in South Africa and an additional 19% generated in Mozambique, Colombia and Brazil39, South32 will be more vulnerable to manifestations
38 Based on revenues including inter-segment revenue and reflecting the manganese business on a proportional basis (60%).
39 Based on FY14 pro forma results.
34

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
of sovereign risk in these countries than would the broader BHP Billiton. On the other hand, the Demerger will not change these risks. In fact it may reduce their potential impact, because South32 will be incentivised to address the risks and, given its proposed management structure, should be better equipped to manage them.
7.3.2 Impact on Market Rating
Investor focus and information
For many shareholders in BHP Billiton, their investment exposure to the Demerger Assets is essentially a by-product or unintended consequence of their decision to invest in BHP Billiton. It appears likely that the vast majority of shareholders in BHP Billiton hold their shares to gain exposure to BHP Billiton’s core iron ore, copper, coal, petroleum and potash assets. Many BHP Billiton shareholders will have limited interest in, or understanding of, the Demerger Assets. In these circumstances shareholders are unlikely to attribute significant value to the Demerger Assets. By contrast, following the Demerger, shareholders in South32 will have made an active decision to retain or gain investment exposure to the Demerger Assets through holding or acquiring shares in South32. Over time, the price-setting investors in South32 will be the natural investors in the Demerger Assets (i.e. the investors who attribute most value to the Demerger Assets). Moreover, the Demerger will result in the market becoming far better informed regarding the Demerger Assets. Analysts and other market commentators who follow BHP Billiton focus almost exclusively on its core iron ore, copper, coal, petroleum and potash assets and hold a very wide range of views as to the value of the Demerger assets. In part, the market’s limited understanding of the Demerger Assets is a function of BHP Billiton’s investor relations activities, which are understandably focussed on its key high value assets. In recent years, there have been no investor relations presentations or site tours for the Demerger Assets. The Demerger will completely change this position. South32’s management will have as a primary objective to ensure that the market is comprehensively informed regarding the Demerger Assets. The availability of extensive information regarding the Demerger Assets and the consequent improvement in investor understanding should allow investors to price the assets with more confidence. In turn, this reduction in investment uncertainty should tend to drive down the cost of capital for the Demerger Assets and improve their market rating.
35

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
Index weighting and liquidity
The market rating of the Demerger Assets could also be affected by factors relating to the market capitalisation, liquidity and index ranking of South32:
South32 will have a far smaller market capitalisation than either BHP Billiton Limited or BHP Billiton Plc. Nonetheless, it will be a significant public company, with what is likely to be a widely held and reasonably liquid share register; in the Australian market at least, South32 is likely to represent an attractive mid-cap resources investment opportunity, given the limited number of mid-cap resources stocks in the gap between market leaders such as BHP Billiton and Rio Tinto and the large number of very small resources stocks;
based on a range of values ascribed by brokers to the Demerger Assets (US$13.4-22.2 billion with a median of US$18.1 billion), South32 would be in the top 20 listed mining companies in the world and the top 30 Australian listed companies40:
South32 vs. Top Global Mining Companies Market Capitalisations as at 6 March 2015
US$ billion 50.0 40.0 30.0 20.0 10.0
BHP Billiton Rio Tinto Glencore Vale Norilsk Anglo American Southern Copper Grupo Mexico Freeport Goldcorp Maaen Barrick
Antofagasta Newmont South32 Rusal Sesa Sterlite Polyus Gold Teck Resources NMDC Fresnillo Anglo Ameican Plat. Industrias Penoles First Quantum Fortescue
Source: Bloomberg, brokers and Grant Samuel Analysis
South32 should qualify for inclusion in the Australian S&P/ASX 50 index and potentially the S&P/ASX 20 index, but in any case it will be included in the S&P/ASX 200 Index, which is the key index for Australian institutional and index based investors. South32 will not qualify for inclusion in the FTSE 100 index, which might prevent some LSE-based investors from owning the stock, but it should remain attractive to LSE-based investors as one of only a few mining companies of its size listed on the exchange; and
with listings on three exchanges and an ADS program, investing in South32 should be convenient and cost effective for a broad range of investors globally.
Other issues
Although South32 will arguably be less diversified than BHP Billiton in its current form, it will still enjoy considerable asset diversification. In any event, there should be little
40 This analysis should be viewed as indicative only. It does not represent an estimate or forecast by Grant Samuel of the possible future market value of South32. The future market value of South32 will vary depending on a number of factors, including future commodity prices, exchange rates and operational performance of South32’s assets, and could be less than or greater than the identified range.
36

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
impact from a shareholder perspective. Shareholders41 can continue to enjoy the full diversification benefits of the current BHP Billiton structure by continuing to hold shares in both New BHP Billiton and South32 following the Demerger.
Share market ratings can also reflect expectations of corporate activity. Takeovers are an important mechanism by which shareholders can realise value in excess of share market prices as bidders typically pay a premium to acquire control. Impediments to a takeover are generally negative for shareholders. In the case of BHP Billiton, its very size is a material impediment to a takeover, and its shares are presumably priced on that basis. By contrast, while South32 may not be an obvious takeover target (given its size and spread of assets there are unlikely to be many natural acquirers of South32), some form of value accretive corporate transaction in the future cannot be ruled out.
Short term trading
In the short term, South32’s market rating may be affected by the relatively high levels of buying and selling activity that commonly follow demergers. These trading volumes reflect investors’ decisions to adjust their exposures to the demerged companies, either because of their investment mandates (e.g. index investors) or their desire to adjust their exposures to certain geographies, sectors, growth profiles or other investment characteristics. This can lead to a period of share price weakness following a demerger. In the case of South32, there may be short term selling pressure:
South32’s risk/return profile will be substantially different to that of BHP Billiton.
In particular, South32 will provide much more direct exposure to commodities (e.g.alumina/aluminium, manganese) and geographies (e.g. South Africa) that are not significant in BHP Billiton;
South32 will not be a constituent of the FTSE, LSE’s main index for fund managers,which might restrict some investors’ ability to hold the stock; and
as the Demerger might trigger a cash tax liability for some investors, there is a possibility that investors will sell South32 shares to pay the tax owed.
On the other hand, there are prospects of new sources of demand for South32 shares:
South32 will be one of a handful of mining companies of its size and diversity traded on the ASX, LSE and JSE;
as 100% of the market value of South32 will be reflected in the ASX indices, as opposed to 60% for BHP Billiton, some ASX-index investors may have to increase their shareholdings in South32 to match the company’s weightings in these indices;
and some investors may seek specific exposure to the commodities in which South32 operates. For example, South32 would be one of the few options available to investors seeking material exposure to the manganese sector.
7.3.3 Conclusion
BHP Billiton’s analysis suggests that the Demerger will have significant quantifiable benefits for the Demerger Assets, particularly as a result of a reduction in management and other non-operational costs and through the facilitation of valuable project expansion or extension opportunities that might otherwise be lost within BHP Billiton. In Grant Samuel’s view, the non-quantifiable benefits of the Demerger are likely to be equally important. South32’s more flexible and focussed management will be concentrated exclusively on the Demerger Assets and will have the structure and capacity to pay
41 Other than certain shareholders ineligible or unable to hold shares in South32.
37

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
particular attention to South32’s South African operations. It is reasonable to expect that over time this focus will result in the realisation of more value from the Demerger Assets than would the case if the assets continued to be part of BHP Billiton. In Grant Samuel’s view, there are good grounds to conclude that the Demerger will have a strong positive impact on the underlying business of South32.
It is not possible to make definitive judgements regarding the impact of the Demerger on the market rating of the Demerger Assets, in part because it is not clear what value is currently attributed to those assets by the market. On balance, however, Grant Samuel believes that the additional information disclosure and the enhanced investor understanding that will result from the Demerger are likely over time to have a positive effect on the market’s assessment of the value of the Demerger Assets.
Overall, in Grant Samuel’s view, although the positive effects of the Demerger on the Demerger Assets may only become apparent over time, it is reasonable to conclude with some confidence that the Demerger should “liberate” value for the Demerger Assets that is not realisable or apparent in the current BHP Billiton structure.
7.4 New BHP Billiton
7.4.1 Impact on Business Operations
The Demerger will result in the simplification of BHP Billiton at a number of levels:
New BHP Billiton will own and manage far fewer assets than BHP Billiton in its current form, with the number of assets reduced from 41 to 19 core assets and a further 10 non-core assets;
New BHP Billiton’s geographic exposures will be less diverse: instead, its assets will be concentrated in Australia and the Americas;
New BHP Billiton will have no exposure to the alumina/aluminium and manganese markets. Subject to resolving the future of Nickel West, it will also exit the nickel market. New BHP Billiton will be focussed on iron ore, copper, coal, petroleum and potash;
with the transfer to South32 of the aluminium smelter interests, alumina refineries and manganese alloying plants, New BHP Billiton will have little exposure to downstream processing operations; and
there will be far more commonality across the residual New BHP Billiton assets than there is in the current BHP Billiton asset portfolio. With the exception of the petroleum assets, New BHP Billiton’s asset portfolio will essentially consist of long life, large volume material movement operations, with opportunities to apply common standards in terms of equipment, processes, management and operating procedures.
The consequences of this simplification are expected to be twofold:
there will be an immediate opportunity for New BHP Billiton to simplify its organisational structure and reduce the layers of management and functional support for the operations, resulting in direct cost reductions; and
as a result of the greater management focus, improved communications and more effective management expected to result from the simplified organisational and management structure in New BHP Billiton, there should be opportunities over time to enhance performance at an operational level.
38

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
Following the Demerger, New BHP Billiton intends to implement a revised organisational and management structure that will involve the rationalisation of functional support activities (e.g. indirect costs such as supply, human resources, financial management). BHP Billiton has estimated that this will result in annual cost savings of approximately US$100 million (pre-tax), in addition to the reduction in BHP Billiton’s cost base relating to the carve-out of the South32 businesses.
The Demerger will remove the distraction of the Demerger Assets and allow New BHP Billiton’s board and senior management to focus on the core asset portfolio. BHP Billiton believes that this focus has the potential to unlock significant additional value across the organisation. Quantification of the benefits of greater management focus is not straightforward and BHP Billiton has not attempted an estimate. However:
although the core assets to remain in New BHP Billiton are already the priority of BHP Billiton’s board and senior management team, the simplification of the business that will result from the Demerger should allow for an even sharper focus on the remaining assets;
it appears intuitively obvious that the enhanced focus of the board and senior management, the improved communications that should result from a simpler structure, and the capacity to provide greater support to operational management, should over time deliver benefits in terms of improved operational performance; and
the benefits of increased focus should be enhanced by the strong commonality of the assets to remain in New BHP Billiton. With the exception of the petroleum assets, the New BHP Billiton asset portfolio will essentially consist of very large, long life, high volume material movement operations. There will be a consistent focus across the organisation on maximising volumes and driving out costs through standardisation, productivity and utilisation improvements and other efficiencies. Operational improvements achieved by individual businesses will be able to be adopted more rapidly across the broader group.
It is to be expected that BHP Billiton would be able to improve operational performance over time regardless of whether the Demerger proceeded. BHP Billiton has announced that it expects to be able to achieve productivity-led gains at its core assets yielding additional pre-tax earnings of at least US$4.0 billion per annum by the end of the 2017 financial year. Similarly, it is likely that at least some of the direct cost reductions resulting from a simplified organisational and management structure could be achieved by BHP Billiton in its current form, as BHP Billiton’s focus continues to transition from growth to the maximisation of returns from its asset base.
Nonetheless, it appears reasonable to expect that the Demerger will yield real benefits, including the acceleration of improvements that might otherwise only be achieved at some later point in time. Given the scale of the businesses to be retained within New BHP Billiton, even small productivity or efficiency improvements have the potential to deliver meaningful benefits in absolute terms. For example, given the annual cost base for the assets to be retained by New BHP Billiton of US$26 billion42 in FY14, a 1% reduction in costs would deliver incremental annual pre-tax earnings of US$260 million.
The Demerger benefits of improved management focus applied to a simplified organisation will only be realised progressively, and in practice it will not be possible to differentiate such benefits from the “business as usual” improvements that BHP Billiton would expect to achieve in any event. Assessment of these Demerger benefits is subjective. In Grant Samuel’s view, however, it is reasonable to expect that the enhanced focus made possible
42 Before depreciation, amortisation, interest and tax.
39

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
by the Demerger will over time deliver meaningful benefits in terms of reducing management cost and enhancing the operational performance of New BHP Billiton.
7.4.2 Impact on Market Rating
Although New BHP Billiton will be slightly smaller than BHP Billiton in its current form, it will remain the largest mining company in the world by market capitalisation by a wide margin (based on the aggregate market capitalisations of BHP Billiton Limited and BHP
Billiton Plc). It will continue to be amongst the top five companies by market capitalisation listed on the ASX (based on BHP Billiton Limited’s market capitalisation only) and in the top 30 companies traded on the LSE (based on BHP Billiton Plc’s market capitalisation only). While its weighting in the indices will be reduced (although not materially), New BHP Billiton should remain a constituent of all the main indices of which it is currently a member. Its shares should remain highly liquid and there is no reason to expect any significant change in its share register.
Notwithstanding the simplification that will result from the Demerger, New BHP Billiton will retain a high level of diversification, with interests in 19 core assets located in eight countries and exposure to five commodity groups (iron ore, coal, copper, petroleum and potash). As the Demerger Assets only account for a modest proportion of the earnings of the broader BHP Billiton, the diversification benefits they brought were no longer material.
Overall, the impact of the reduction in diversity of New BHP Billiton is unlikely to be significant. In any event, BHP Billiton shareholders seeking to maintain their current level of diversification can achieve this by continuing to hold the South32 shares they will receive through the Demerger.
BHP Billiton is followed by numerous analysts and other commentators and extensive information regarding its core assets is available to the market. The Demerger is unlikely to affect the market’s understanding of New BHP Billiton’s asset portfolio.
Overall, in Grant Samuel’s view, the Demerger is unlikely to have any significant impact on the market rating of New BHP Billiton.
7.4.3 Conclusion
The Demerger will allow New BHP Billiton to reduce management and other indirect costs, through rationalising functional support for its operating businesses. It will allow New BHP Billiton’s board and senior management team to bring to bear a much sharper focus on a substantially simpler business, freed of the distractions of the Demerger Assets. While the potential benefits in terms of operational improvements are not easily quantified, in Grant Samuel’s opinion they are likely to be meaningful. In Grant Samuel’s view, the Demerger can reasonably be expected to result in an improvement in the performance of New BHP Billiton’s assets. Although there is no basis to expect any meaningful change in the market rating of the assets, the consequence of this improved performance should be to deliver additional value that would not be available in the absence of the Demerger.
7.5 Costs, Disadvantages and Risks
One-Off Transaction Costs
BHP Billiton has estimated that the total one-off transaction costs of the Demerger will be approximately US$738 million before tax, of which approximately US$274 million will already have been incurred by the time that BHP Billiton shareholders vote on the Demerger.
Of the total costs, stamp duty and tax resulting from the transfer of assets within the BHP Billiton group as part of the Demerger are estimated to total approximately US$339 million. Other costs include separation and establishment costs (relating mostly to information technology, human resources and facilities) and one-off transaction execution costs (mostly adviser and compliance fees). If the Demerger does not proceed, BHP Billiton will incur an
40

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
estimated US$30 million of costs in addition to the US$274 million that it will have incurred by the time shareholders vote on the Demerger.
While the transaction costs are large in absolute terms, they are not significant in relative terms, representing around 0.6% of BHP Billiton’s current market capitalisation. They are not material having regard to the scale of the potential benefits of the Demerger.
Transaction Implementation and Other Risks
The Demerger is a complex transaction, involving assets held by numerous entities across several jurisdictions and requiring multiple approvals, waivers and consents. It requires the establishment of a new corporate identity and culture for South32, together with new management structures and systems. In these circumstances, there is inevitably some degree of transaction risk. Given the maturity of BHP Billiton’s systems and processes and the planning and preparation undertaken in relation to the Demerger, there is no reason to believe that these implementation risks are significant.
Non-participating Shareholders
Shareholders in certain jurisdictions will not be eligible to participate in the Demerger. The South32 shares that they would otherwise have received will be sold and the proceeds remitted to them, free of any brokerage costs or stamp duty. Some index-based investors may be precluded from holding South32 shares because, for example, South32 will not be included in the FTSE 100 index. For both these groups of shareholders, the consequence of the Demerger will effectively be the involuntary divestment of their interests in the Demerger Assets. For the vast majority of these shareholders, however, it is unlikely that the Demerger Assets were the focus of their investment in BHP Billiton. They will in any event receive the current market value of their interests in the Demerger Assets.
7.6 Alternatives
BHP Billiton has considered various alternative approaches to achieving the organisational simplification that it is seeking. An obvious alternative is an asset disposal program. However, such a sale program would:
likely be piecemeal, involving separate sales of individual assets or, at best, groups of assets;
likely take a number of years to complete (and entail the risk that BHP Billiton would still be left with some residual assets unable to be sold at an acceptable price). In any event, resources asset sales in the current climate are difficult;
divert management time and resources and hamper BHP Billiton’s efforts to simplify its management structure in an efficient and timely manner;
potentially require additional third party approvals (pre-emptive rights and regulatory approvals);
crystallise value at what may be a low point in the cycle; and
incur significant additional transaction costs (principally stamp duty and capital gains tax) relative to the Demerger.
BHP Billiton has also assessed the potential to undertake an IPO of the South32 business. Whilst this would in theory achieve a relatively rapid separation:
there is significant uncertainty as to whether the market has the capacity to absorb an IPO of the size contemplated and allow BHP Billiton to achieve a complete exit;
an IPO would crystallise a value for the South32 assets at a low point in the cycle; and
a partial sell down with BHP Billiton retaining a shareholding in a separate publicly listed company would add further layers of market complexity and have other disadvantages.
41

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
The Demerger provides an immediate, clean solution that preserves shareholder value (as shareholders retain the same economic interest in the assets) and provides the opportunity to capture upside from improved management of the assets, realisation of expansion potential, any upturn in the commodity price cycle and, possibly, corporate activity.
7.7 Taxation
7.7.1 Corporate Taxation
Neither BHP Billiton Limited nor BHP Billiton Plc is expected to incur any capital gains tax liability as a result of the Demerger. BHP Billiton Limited may incur a modest Australian income tax liability in relation to the transfer of certain assets to South32. This tax liability is included in the transaction costs outlined above.
7.7.2 Tax Consequences for Shareholders in BHP Billiton Limited
BHP Billiton has received a draft tax ruling from the ATO confirming that the Demerger Dividend will not constitute assessable income for BHP Billiton Limited shareholders who are Australian residents for tax purposes. Assuming that the ATO issues a final tax ruling consistent with the draft, Australian resident shareholders in BHP Billiton Limited can elect for demerger tax relief, which will have the following impact:
a) shareholders who acquired their BHP Billiton Limited shares “post-CGT” (i.e. after 19 September 1985) will be required to apportion the cost base of their existing BHP Billiton Limited shares between their BHP Billiton Limited shares and South32 shares in proportion to their market values just after the Demerger. The future disposal of South32 shares will give rise to a taxable gain or loss. and
b) the South32 shares received by pre-CGT shareholders will be treated as pre-CGT shares. Any gain arising on a future disposal of pre-CGT shares will generally not be taxable.
The tax implications of the Demerger Dividend for shareholders in BHP Billiton Limited who are not Australian residents for tax purposes will depend on their country of domicile and their individual circumstances. Such shareholders should seek their own taxation advice in relation to the taxation impact of the Demerger.
7.7.3 Tax Consequences for Shareholders in BHP Billiton Plc
The tax implications in relation to the Demerger Dividend for shareholders in BHP Billiton Plc will vary, depending on their country of domicile, their individual situation and other circumstances. Generally speaking, the Demerger Dividend will be treated for tax purposes in the same way as a cash dividend. Accordingly, UK institutional shareholders will generally not be taxed on the Demerger Dividend. To the extent that the Demerger Dividend is assessable in the hands of other shareholders and results in a cash tax liability, the net benefits of the Demerger for those shareholders will be reduced. For UK shareholders, the cost base of the South32 shares acquired pursuant to the Demerger will generally be the market value of the shares on the distribution date.
7.7.4 Shareholder Information regarding Tax Consequences
This report does not purport to provide advice regarding the tax consequences of the Demerger for individual shareholders and should not be construed as such. Shareholders should carefully read the information regarding the tax consequences of the Demerger set out in Section 8 of the Shareholder Circular. Shareholders who are in any doubt as to the tax consequences of the Demerger should consult their own professional adviser.
42

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
7.8 Conclusion
In Grant Samuel’s view, the Demerger is likely to increase the market value of the Demerger Assets, both by improving their underlying performance and (although judgements in this regard are less certain) by improving the market ratings of the assets. The Demerger should also improve the underlying performance of the core businesses to be retained in New BHP Billiton, as a direct consequence of cost reductions and indirectly through the benefits in terms of increased simplicity and management focus that will result from the Demerger.
The transaction costs of the Demerger, while substantial in absolute terms, are not significant having regard to the asset base and earnings of BHP Billiton. In any event, the immediately quantifiable benefits of the Demerger (principally related to project developments that would otherwise not proceed and short term reductions in management and other indirect costs) are expected to more than offset these transaction costs. While some shareholders may incur a cash tax liability as a result of the Demerger, the overall value leakage should be minimal. The Demerger is clearly superior to alternative approaches to delivering the simplification that BHP Billiton is aiming to achieve.
In Grant Samuel’s opinion, the benefits of the Demerger clearly outweigh the disadvantages. BHP Billiton shareholders are likely to be better off if the Demerger proceeds. Accordingly, in Grant Samuel’s view, the Demerger is in the best interests of the shareholders of BHP Billiton.
43

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
8 Impact on BHP Billiton’s Ability to Pay its Creditors
In Grant Samuel’s view, the Demerger will not materially prejudice BHP Billiton’s ability to pay its creditors. While the distribution of shares in South32 will by definition diminish the asset and income base currently available to support the payment of amounts due to BHP Billiton’s creditors, the diminution is not material. To the extent that some creditors will effectively be transferred to South32 as part of the Demerger, there will be a reduction in the quantum of New BHP Billiton’s creditors. The Demerger will result in the transfer of an estimated US$1,013 million of interest bearing liabilities and US$368 million of cash to South32, and an additional reduction in cash of US$467 million relating to Demerger costs. While this will result in a reduction in BHP Billiton’s cash balance from US$6,130 million to US$5,295 million, this reduction will be more than offset by the reduction in interest bearing liabilities from US$31,069 million to US$30,056 million. Overall, the Demerger will result in a modest reduction in New BHP Billiton’s net debt.
While the Demerger would have resulted in a reduction in New BHP Billiton’s revenue base of approximately 16% for the year ended 30 June 2014 and 17% for the six months ended 31 December 2014, the impact of the Demerger on New BHP Billiton’s earnings and free cash flows is less significant. For the year ended 30 June 2014, New BHP Billiton’s pro forma EBITDA, EBIT and operating cash flows after capital expenditure were, respectively, approximately 6%, 3% and 8% lower than for the broader BHP Billiton. For the six months ended 31 December 2014, New BHP Billiton’s pro forma EBITDA, EBIT and operating cash flows after capital expenditure were, respectively, 10%, 10% and 11% lower than for the broader BHP Billiton. Based on the pro-forma accounts summarised in Section 6.2, New BHP Billiton would have generated net operating cash flows after capital expenditure (before financing activities and tax) of US$5.9 billion for the six months ended 31 December 2014, against net debt of US$24.8 billion as at 31 December 2014.
Following the announcement of BHP Billiton’s intention to pursue the Demerger, S&P and Moody’s reaffirmed BHP Billiton’s credit ratings of A+/A-1/Stable (S&P) and A1/P-1/Stable (Moody’s). There will be no material changes to BHP Billiton’s existing debt facilities and the company will continue to have access to undrawn facilities of US$6.0 billion.
44

BHP BILLITON SHAREHOLDER CIRCULAR

GRANT SAMUEL
9 Other Matters
This concise report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual BHP Billiton shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Shareholder Circular issued by BHP Billiton in relation to the Demerger.
Voting for or against the Demerger is a matter for individual shareholders, based on their own views as to value, expectations about future market conditions and particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Demerger should consult their own professional adviser.
Similarly, it is a matter for individual shareholders as to whether to buy, hold or sell securities in BHP Billiton, New BHP Billiton or South32. Grant Samuel does not offer an opinion in relation to these investment decisions, which are independent of a decision on whether to vote for or against the Demerger. Shareholders should consult their own professional adviser in this regard.
This concise report is a summary of Grant Samuel’s full independent expert’s report. The full report from which this concise report has been extracted is available on the BHP Billiton website. All the limitations, disclaimers and declarations set out in the full report apply to this concise report.
The opinion is made as at the date of this concise report and reflects circumstances and conditions as at that date.
Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED
45

BHP BILLITON SHAREHOLDER CIRCULAR

10 Concise Independent Expert’s Report
GRANT SAMUEL
Appendix Financial Services Guide
Grant Samuel & Associates Pty Limited (“Grant Samuel”) holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.
The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report.
Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.
When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for BHP Billiton in relation to the Proposed Demerger (“the BHP Billiton Report”), Grant Samuel will receive a fixed fee of US$1.95 million plus reimbursement of out-of-pocket expenses for the preparation and publication of the Report (as stated in Section
9.3 of the BHP Billiton Report). The Report is available on the BHP Billiton website (http://www.bhpbilliton.com) and will be mailed to shareholders on request. A concise version of the Report is attached to this Financial Services Guide.
No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the BHP Billiton Report.
Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Regulatory Guide 112 issued by the Australian Securities & Investments Commission on 30 March 2011. The following information in relation to the independence of Grant Samuel is stated in Section 9.3 of the BHP Billiton Report:
“Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any business or professional relationship with BHP Billiton or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Demerger.
Grant Samuel had no part in the formulation of the Demerger proposal. Its only role has been the preparation of this report.
Grant Samuel will receive a fixed fee of US$1.95 million for the preparation and publication of this report. This fee is not contingent on the conclusions reached or the outcome of the Demerger Proposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.
Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 March 2011.”
Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Ombudsman Service, No. 11929. If you have any concerns regarding the BHP Billiton Report, please contact the Compliance Officer in writing at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. If you are not satisfied with how we respond, you may contact the Financial Ombudsman Service at GPO Box 3 Melbourne VIC 3001 or 1300 780 808. This service is provided free of charge.
Grant Samuel holds professional indemnity insurance which satisfies the compensation requirements of the Corporations Act, 2001.
Grant Samuel is only responsible for the BHP Billiton Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

BHP BILLITON SHAREHOLDER CIRCULAR

11 Other information

BHP BILLITON SHAREHOLDER CIRCULAR

11 Other information

11.1 Impact of the Demerger on BHP Billiton employee share/option plans

Section 11.1 describes the impact of the Demerger on the BHP Billiton Shares which are subject to the employee share plans. It does not discuss any tax consequences for participants in these share plans.

BHP Billiton currently operates short-term and long-term incentive programs, under which employees may receive cash and/or rights to receive BHP Billiton Shares subject to meeting defined performance and/or service conditions.

For members of the BHP Billiton Group Management Committee (**GMC**), these awards are delivered under the Short Term Incentive Plan (**STIP**), which replaced the Group Incentive Scheme (**GIS**) from FY2014 onwards, the Long Term Incentive Plan (**LTIP**), or provided as Transitional GMC awards. For other employees, these awards are delivered under the Management Award Plan (**MAP**) and the Group Short Term Incentive Plan (**GSTIP**).

BHP Billiton also operates an all-employee share plan (**Shareplus**), through which employees contribute funds after tax to purchase shares (**Acquired Shares**). If employees satisfy an employment condition and hold their purchased shares for a specified length of time, they receive an allocation of Matched Shares at the end of that period.

The BHP Billiton Board and BHP Billiton Remuneration Committee have given careful consideration as to how the Demerger will affect employees who currently participate in these plans. The BHP Billiton Board considers it important that any changes to these plans as a result of the Demerger are fair to shareholders and at the same time ensure that employees continue to be appropriately treated.

The treatment of the unvested awards for current participants in the BHP Billiton employee plans who will remain employed within BHP Billiton if the Demerger proceeds is that the numbers of unvested awards under the STIP, GIS, LTIP, MAP and GSTIP and those provided as Transitional GMC awards will be adjusted to reflect the dilution in the value of BHP Billiton after South32 is demerged. In relation to unvested awards under Shareplus, compensatory awards will be granted to reflect the dilution in the value of BHP Billiton after South32 is demerged.

The new number of unvested awards for each participant under the STIP, GIS, LTIP, MAP and GSTIP, those provided as Transitional GMC awards and those under Shareplus (when taken together with the compensatory awards referred to above) equals the number of awards held before the Demerger multiplied by ((BHP Billiton five-day VWAP plus South32 five-day VWAP) divided by BHP Billiton five-day VWAP).

Prices will be based on the first five trading days from the ASX Listing Date, subject to any adjustment that the BHP Billiton Board considers appropriate in the event that the relevant five-day VWAP is reasonably determined by the BHP Billiton Board to have been distorted by an unforeseen temporary market event unrelated to either BHP Billiton or South32.

The treatment of the unvested awards for current participants in the BHP Billiton employee plans who will be employed within South32 if the Demerger proceeds is described below.

Table 11.1: Treatment of unvested awards for participants who will be part of South32 following the Demerger

Award	Scheduled vesting date	Treatment
GIS FY2013 GSTIP FY2013 MAP FY2013	August 2015	As the vesting period will have been substantially completed at the time of the Demerger, awards will vest after approval of the Demerger by BHP Billiton shareholders. Participants will receive BHP Billiton Shares and participate in the Demerger as ordinary shareholders.
GSTIP FY2014 MAP FY2014 MAP FY2015	August 2016 August 2016 August 2017	For all employees except those transferring to senior management of South32, these awards will continue on foot (except to the extent taxation obligations arise on Demerger, in which case sufficient awards may be vested to fund those obligations), however the relevant vesting conditions will be modified so that they relate to service with South32 from the date of the Demerger. In addition, the number of awards will be adjusted to reflect the dilution in value of BHP Billiton after South32 is demerged. The new number of awards will be the number of awards held before the Demerger multiplied by ((BHP Billiton five-day VWAP plus South32 five-day VWAP) divided by BHP Billiton five-day VWAP). Prices will be based on the first five trading days from the ASX Listing Date, subject to any adjustment that the BHP Billiton Board considers appropriate in the event that the relevant five-day VWAP is reasonably determined by the BHP Billiton Board to have been distorted by an unforeseen temporary market event unrelated to either BHP Billiton or South32. For employees transferring to senior management, these awards will be cancelled and replaced with awards of equivalent value in South32 with similar terms, including the service period and vesting date.

162
BHP BILLITON SHAREHOLDER CIRCULAR

11.1 Impact of the Demerger on BHP Billiton employee share/option plans continued

Award	Scheduled vesting date	Treatment
LTI FY2013 LTI FY2014 Transitional GMC FY2013 Transitional GMC FY2014	August 2017 August 2018 August 2015 August 2016 August 2016 August 2017	These awards (which only relate to employees transferring to senior management) will be cancelled and replaced with awards of equivalent value in South32 with similar terms, including service and performance conditions. Performance conditions will relate to BHP Billiton up to the date of the Demerger, and to South32 from the Demerger onwards.
Shareplus	April 2016 April 2017	Holders of Acquired Shares (being shares purchased under Shareplus by or on behalf of a participant using their own funds in accordance with the rules of that plan) will participate in the Demerger as ordinary shareholders. Participants who meet the requirements under the rules of Shareplus are awarded one share for each Acquired Share that they hold. These are referred to as Matched Shares. Matched Shares that participants have accrued in respect of their Acquired Shares will vest after approval of the Demerger by BHP Billiton shareholders. Participants will receive BHP Billiton Shares and participate in the Demerger as ordinary shareholders.
LTI FY2015 STI FY2014 GSTIP FY2014 MAP FY2015		For reasons of practicality and proximity to the Demerger, these awards (which would normally have been granted in late 2014, under the same terms and conditions which applied for LTI FY2015, STI FY2014, GSTIP FY2014 and MAP FY2015 grants made to other participants) were withheld for executives transferring to senior management roles with South32. Substitute awards of equivalent value in South32 with similar terms, including service and performance conditions, will be provided by South32 to affected participants.

11.2 Rights attaching to South32 Shares

A description of material rights attaching to and laws affecting South32 Shares and how they differ from those attaching to BHP Billiton Limited and BHP Billiton Plc Shares is set out below.

This summary is not exhaustive and does not constitute a definitive statement of the rights and liabilities of South32 Shareholders.

For further details please refer to section 15.3 and 15.4 of the South32 Listing Document.

(a) Single listed entity

South32, unlike BHP Billiton, will not be a dual listed company.

South32 will be a single Australian company and immediately following implementation of the Demerger, BHP Billiton Plc Shareholders will hold approximately 40 per cent of the South32 Shares and BHP Billiton Limited Shareholders will hold approximately 60 per cent of the South32 Shares.

South32 will be listed on the ASX, with a secondary listing on the JSE and a standard listing on the LSE. In the United States, the South32 ADSs will not be listed on any US exchange but will be eligible for trading in the over-the-counter market. Accordingly, the South32 constitution will not contain provisions relating to equalisation shares, special voting shares, joint electorate actions and class rights actions.

(b) Applicable law

South32 is an Australian incorporated company and subject primarily to Australian law. The rights and liabilities attaching to South32 Shares arise from a combination of the South32 constitution, statute (including the Corporations Act), ASX Listing Rules and general Australian law. BHP Billiton Plc is subject to the BHP Billiton Plc Articles of Association, the UKLA Listing Rules, the City Code on Takeovers and Mergers and English law. There may therefore be differences between the scope, application and interpretation of laws applying to South32 Shares and BHP Billiton Shares.

163
BHP BILLITON SHAREHOLDER CIRCULAR

11 Other information
11.2 Rights attaching to South32 Shares continued
(c) Dividends
Under the South32 constitution, the South32 Directors may determine that a dividend is payable, fix the amount and the date for payment, and determine the method of payment of the dividend to each South32 Shareholder entitled to that dividend. If a dividend is paid, it will be paid equally on all South32 Shares, except in the case of partly paid South32 Shares where the dividend will be in proportion to the percentage of the issue price that has been paid (excluding amounts credited and amounts paid in advance of a call).
The South32 Directors may:
pay dividends wholly or partly by the distribution of specific assets, including securities of South32 or of another body corporate (to the extent making such a distribution to some South32 Shareholders is contrary to law or considered impracticable, South32 may make a cash payment to those South32 Shareholders or allocate the assets or securities to a trustee to be sold on behalf of those South32 Shareholders);
require South32 Shareholders to receive dividends by electronic transfer to a nominated bank account and credit dividends to a company account where a shareholder has not provided bank account details. If a South32 Shareholder has not claimed a dividend payment for more than 11 calendar months after payment to a company account, the South32 Directors may reinvest that amount, after deducting reasonable expenses, into shares in South32 on behalf of, and in the name of, the South32 Shareholder.
Interest is not payable in respect of any dividend.
(d) Issues of new South32 Shares
Chapter 7 of the ASX Listing Rules will govern South32’s ability to issue new South32 Shares and other equity securities. Chapter 7 prohibits the issue of South32 Shares and other equity securities without shareholder approval unless the relevant securities are issued:
through a pro rata rights issue;
under the 15 per cent private placement capacity that can be used by South32 to issue shares without shareholder approval (the 15 per cent capacity is calculated on a trailing 12 month basis);
as preference shares having certain defined terms; or
under other exceptions, including an underwriting agreement in respect of a pro rata rights issue, a shortfall issue following a pro rata rights issue, conversion of convertible securities issued in compliance with the ASX Listing Rules, or under a takeover bid or scheme of arrangement, dividend reinvestment plans and certain employee incentive schemes.
BHP Billiton Plc does not have the same flexibility as South32 will have to issue shares through a private placement. South32 will not be subject to the requirements of the Companies Act 2006 to obtain authority from shareholders to allot new shares and to issue equity securities otherwise than on a pre-emptive basis to existing holders of ordinary shares.
(e) Significant transactions
BHP Billiton Plc is currently subject to FCA Listing Rule 10 which provides that certain significant transactions must be announced (Class 1 and 2 transactions) and certain transactions are subject to Shareholder approval (Class 1 transactions). Whether a transaction is a Class 1 or Class 2 transaction depends on the size of the transaction relative to the size of the BHP Billiton Group. In the case of a Class 2 transaction, the relevant percentage ratios are five per cent or more but less than 24.9 per cent and in the case of a Class 1 transaction, the relevant percentage ratio is 25 per cent or greater. The percentage ratios are calculated by dividing the gross assets which are the subject of the transaction by the combined gross assets of BHP Billiton; dividing the profits which are attributable to the assets which are the subject of the transaction by the profits of BHP Billiton; expressing the consideration for the transaction as a percentage of the aggregate market value of the BHP Billiton ordinary shares (excluding treasury shares); dividing the gross capital of a company or business being acquired by the gross capital of BHP Billiton; and dividing the volume or amount of proven and probable reserves to be acquired or disposed of by the volume or amount of proven and probable reserves of the combined BHP Billiton Group. UKLA Listing Rule 10 will not apply to South32. However, under the ASX Listing Rules, South32 will be subject to the significant transactions regime in Chapter 11 under which the ASX may require shareholder approval for transactions that constitute a significant change, directly or indirectly, to the nature or scale of its activities, a sale of its main undertaking or, in certain circumstances, the sale of a major asset.

BHP BILLITON SHAREHOLDER CIRCULAR

11.2 Rights attaching to South32 Shares continued
(f) Takeover restrictions
The BHP Billiton Limited constitution and BHP Billiton Plc Articles of Association each contain share control limits and other provisions relating to a takeover or control transaction in respect of BHP Billiton. South32’s constitution will not contain such provisions.
Under Australian law, there are prohibitions on a person acquiring:
a relevant interest in South32 Shares if because of that transaction, that person or someone else’s voting power in South32 increases from 20 per cent or below to more than 20 per cent or increases from a starting point that is above 20 per cent and below 90 per cent; or
a legal or beneficial interest in South32 Shares if because of that acquisition another person acquires a relevant interest in South32 Shares and someone’s voting power in South32 increases from 20 per cent or below to more than 20 per cent or increases from a starting point that is above 20 per cent and below 90 per cent.
There are a number of exceptions to the prohibitions above, including regulated takeovers and schemes of arrangement, South32 Shareholder approved transactions, acquisitions of less than three per cent in any six month period through the ‘creep rule’, pro rata rights issues, dividend reinvestment plans and underwriting arrangements.
11.3 Terms of the South32 ADSs
If the Demerger proceeds, South32 will establish an ADS program and BHP Billiton ADS Holders will receive South32 ADSs in the Demerger. The South32 ADSs will not be listed on any US securities exchange and will be eligible for trading on the US over-the-counter market.
Immediately following implementation of the Demerger, it is expected that there will be approximately 47 million South32 Shares on deposit in the South32 ADS program. The South32 ADS program will have a 5:1 ordinary shares to ADS ratio. As a result, each BHP Billiton ADS Holder will receive 0.4 South32 ADSs for each BHP Billiton ADS it holds on the ADS Distribution Record Date. No fractional South32 ADSs will be distributed. The BHP Billiton ADS Depositaries will aggregate and sell all fractional entitlements and will distribute the net cash proceeds (after deduction of broker’s commission and taxes) to the BHP Billiton ADS Holders with fractional entitlements.
Both the BHP Billiton Limited ADS Depositary and the BHP Billiton Plc ADS Depositary will deliver the South32 Shares they receive pursuant to the Demerger to the South32 ADS Depositary, which will deliver South32 ADSs to the BHP Billiton ADS Holders entitled to them.
South32 ADS Holders will be required to pay all fees for general depositary services provided by South32 ADS Depositary in the South32 ADS program. In addition, in connection with receiving South32 ADSs, BHP Billiton ADS Holders will be charged, have deducted or be required to pay any applicable fees and expenses of the depositaries and any applicable taxes or other governmental charges.
The terms of the South32 ADSs are set out in the South32 ADS Deposit Agreement filed with the US Securities and Exchange Commission (SEC). Please refer to the Form F-6 filed with the SEC for further details regarding the South32 ADSs and for the fees South32 ADS Holders must pay in connection with the provision of general depositary services by the South32 ADS Depositary. The SEC maintains a website that contains registration statements and other information BHP Billiton files with the SEC at www.sec.gov. Copies of these registration statements and other information, including South32’s Form F-6, may also be obtained, after paying a duplicating fee, by calling 1800 SEC 0330 (in the United States). You may also read and copy these registration statements and other information at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549-0102.

BHP BILLITON SHAREHOLDER CIRCULAR

11 Other information
11.4 Restriction on foreign ownership
There are no limitations, either under the laws of Australia or under the South32 constitution, to the right of non-residents to acquire, hold and vote South32 Shares other than the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA).
The FATA may affect the rights of certain persons to acquire South32 Shares. Specifically, under the FATA any acquisition by:
a foreign person or associated foreign persons which would result in a holding of 15 per cent or more of the issued shares, voting power or potential voting power in South32 requires notification, review and approval by the Treasurer of the Commonwealth of Australia;
non-associated foreign persons which would result in a holding by those persons (together with an associate or associates of any of them) of 40 per cent or more of the issued shares, voting power or potential voting power in South32 can be the subject of certain orders (including prohibition) by the Treasurer of the Commonwealth of Australia if the Treasurer considers the result would be contrary to the national interest.
Any acquisition of South32 Shares by a foreign government or one of its related entities may also require notification, review and approval under the Foreign Investment Review Board’s policy (Policy).
The Treasurer has confirmed that he does not object to the actions to be taken as part of implementation of the Demerger (as described in Section 7).
Persons who consider that they may be affected by the FATA or the Policy should seek independent professional advice.
11.5 Regulatory confirmations and waivers
(a) ASIC waivers
ASIC has granted relief from:
the requirement to prepare a prospectus in relation to the invitation to Shareholders to vote on the Demerger, and in relation to any secondary trading in South32 Shares;
various provisions in the Corporations Act (including the provisions relating to managed investment schemes and financial services licensing) that may otherwise apply to the Sale Facility;
the takeover provisions under the Corporations Act in respect of the proposed issue of South32 Shares to BHP Billiton Plc
(or a subsidiary) immediately prior to the distribution of those South32 Shares to BHP Billiton Plc Shareholders (including the requirement for BHP Billiton Plc to file a substantial holding notice, if applicable).
(b) ASX confirmations and waivers
The ASX has:
confirmed for the purpose of Listing Rule 1.1, condition 3 that:
- South32 may use an information memorandum substantially in the form of the South32 Listing Document rather than a prospectus for the purpose of its admission to the ASX and that information memorandum does not need to be sent to South32 Shareholders;
- the South32 pro forma historical financial information contained in the South32 Listing Document may be used for the purpose of the assets test;
provided waivers in respect of ASX Listing Rule 6.23 in relation to certain cash adjustments to BHP Billiton’s employee share plans to adjust for the effect of the Demerger;
provided a waiver in respect of ASX Listing Rule 10.14 to allow South32 to issue options or grant rights to Executive Directors of South32 pursuant to the terms of the South32 Equity Incentive Plan for the purpose of adjusting for the effect of the Demerger on the Executive Directors’ BHP Billiton options or rights;
confirmed that ASX Listing Rule 10.1 does not apply to the transfer of South32 Shares to any of BHP Billiton’s substantial Shareholders or BHP Billiton Directors;
confirmed that ASX Listing Rules 7.1 and 10.11 do not apply to the issue of 40 per cent of the South32 Shares to BHP Billiton Plc immediately prior to the distribution of South32 Shares to BHP Billiton Plc Shareholders;
confirmed that Chapter 11 of the ASX Listing Rules does not apply to the Demerger and the approval of BHP Billiton Limited Shareholders is not required for the Demerger;
approved the timetable for the Demerger.

BHP BILLITON SHAREHOLDER CIRCULAR

11.5 Regulatory confirmations and waivers continued
(c) JSE confirmations and waivers
The JSE has provided certain confirmations and waivers in connection with the Demerger and this document.
(d) SARB confirmations and waivers
The SARB has approved the inward listing of South32 on the JSE for the purposes of allowing South32 Shareholders that are residents of South Africa to be treated according to the provisions of section H of the South African Exchange Control Rulings, subject to the conditions set out below. South32 has agreed to these conditions, which it does not believe will have a material impact on its business. The conditions are set out below:
The board of directors of South32 must have a minimum of two South African representatives.
The shares owned by South African shareholders in South32 must be held on the JSE register, subject to the current requirements relating to inward listings.
After the demerger:
- only South32 shareholders not being South African residents will be permitted to transfer ASX or LSE listed shares to the JSE and vice versa;
- any South African person (including any institutional South African investor) who wishes to acquire South32 shares on either the ASX or LSE register will be entitled to do so only in accordance with the usual exchange control principles applicable to the acquisition of foreign shares – any shares so acquired will be regarded as foreign shares and be subject to the limits applicable to the allowance of foreign assets in respect of such person.
South32 will not be required to obtain the prior written consent of the FinSurv Department for capital raising exercises in South Africa in cases where:
- the capital raising in question is undertaken by way of a vanilla pro rata rights offer to all its shareholders; and
- there are no special agreements between South32 and one or more non-South African resident shareholders that they will not take up their rights in the rights offer.
South32 will be required to obtain the prior written consent of the FinSurv Department in respect of any proposed issue of shares in South32 pursuant to a capital raising under which a greater than pro rata share of that capital raising is to be targeted towards South African resident shareholders (whether new or pre-existing).
South32 will have the right to pay dividends from its South African subsidiaries and to remit any such dividends abroad without having to obtain the prior written consent of the FinSurv Department, provided that the payout ratio of dividends from the distributable reserves of the South African subsidiaries shall be no greater than the average payout ratio of dividends from the distributable reserves of non-South African subsidiaries.
South32 must furnish the FinSurv Department with a performance report showing compliance with the aforesaid conditions, together with its financial statements, on an annual basis.
All trade marks developed in South Africa must remain in South Africa.
In addition, South32 has given the following undertakings to the FinSurv Department:
The board and management team of South32 will include strong South African representation.
South32 board meetings will be regularly convened in South Africa.
South32’s African operations will be managed from a regional head office in South Africa.
To the extent possible, a South African citizen will be appointed to lead the African businesses and will be based in South Africa.
A global shared services centre which provides support to South32 operations will be established and managed from the regional office.
South32 will declare dividends in proportion to its earnings and will not excessively leverage its South African operations.
Save as set out above, the normal exchange control principles and rules relating to inward listed companies will be applicable to South32.

BHP BILLITON SHAREHOLDER CIRCULAR

11 Other information

11.6 Interests of BHP Billiton Directors

(a) Interests

No marketable securities of BHP Billiton are held by or on behalf of BHP Billiton Directors (or members of their close families or related trusts) as at the date of this Shareholder Circular other than the following interests:

Table 11.2: BHP Billiton Directors interests as at 14 March 2015

Director	BHP Billiton Limited Shares	BHP Billiton Plc Shares
Jac Nasser	20,400	81,200
Andrew Mackenzie [(a)]	0	266,164
Malcolm Brinded	0	12,000
Malcolm Broomhead	9,000	0
John Buchanan	0	20,000
Carlos Cordeiro	6,550	0
Pat Davies	0	27,170
Carolyn Hewson	14,000	0
Lindsay Maxsted	11,500	0
Wayne Murdy	8,000	24,000
Keith Rumble	0	20,680
John Schubert	23,675	0
Shriti Vadera	0	9,000

(a) As disclosed by BHP Billiton on 22 December 2014 in the *Notice of Change of Interest of Directors and Connected Persons* which was filed with the relevant stock exchanges on which BHP Billiton Shares are listed, Andrew Mackenzie also holds 503,851 BHP Billiton Limited options or other rights and 437,266 BHP Billiton Plc options or other rights.

No BHP Billiton Director or their spouse, superannuation fund, nominee and/or other controlled entities held any options over BHP Billiton Shares as at the date of this document, other than Andrew Mackenzie.

No marketable securities of South32 are held by or on behalf of BHP Billiton Directors or members of their close families or related trusts as at the date of this document (other than any indirect interests as a holder of BHP Billiton Shares).

BHP Billiton Directors who hold BHP Billiton Shares will be entitled to vote at the Shareholder Meetings and receive South32 Shares under the Demerger on the same terms as all other Shareholders.

(b) Agreements or arrangements with BHP Billiton Directors or proposed South32 Directors in connection with the Demerger

Other than:

- the proposal that Keith Rumble becomes a South32 Director should the Demerger be implemented;
- the indemnity arrangements under the Separation Deed referred to in Section 7.13(b),

there are no agreements or arrangements made between any BHP Billiton Director and any other person in connection with or conditional upon the outcome of the Demerger.

Other than as set out above or elsewhere in this document, no BHP Billiton Director or director to be appointed to the South32 Board prior to the ASX Listing Date, and no firm in which a BHP Billiton Director or South32 Director is a partner or was a partner in the last two years, holds, or held at any time during the last two years before the date of this document, any interest in:

- the formation or promotion of South32;
- any property acquired or proposed to be acquired by South32 in connection with its formation or promotion or the Demerger; or
- the Demerger,

and no amounts other than the normal remuneration (whether in cash or securities or otherwise) have been paid or agreed to be paid, and no one has given or agreed to give a benefit, to any BHP Billiton Director or proposed director of South32 either to induce them to become, or to qualify them as, a director of South32, or otherwise for services rendered by them in connection with the formation or promotion of South32 or the Demerger.

Mr Crawford has resigned from the BHP Billiton Board and, as announced in August 2014, Mr Crawford will be the inaugural Chairman of South32. Mr Crawford will receive director fees in connection with his role as Chairman of South32 prior to, and in order to assist in, the implementation of the Demerger. Any director fees provided to Mr Crawford will be derived from the annual Chairman's fee of A$550,000, and will reflect the level of assistance provided and will be pro rated for the time period up to the date of Demerger.

168

BHP BILLITON SHAREHOLDER CIRCULAR

11.6 Interests of BHP Billiton Directors continued
(c) Payments and other benefits to BHP Billiton Directors, secretaries or executive officers
Other than as set out below or elsewhere in this document, it is not proposed that any payment or other benefit will be made or given to any BHP Billiton Director, secretary or executive officer of BHP Billiton, or any body corporate-related to BHP Billiton, as compensation for loss of, or as consideration for or in connection with, his or her retirement from office as a director, secretary or executive officer of BHP Billiton or a body corporate connected with BHP Billiton as a consequence of or in connection with the Demerger.
11.7 Consents and disclaimers
Each of the parties named in Section 11.7 as consenting parties:
has given and has not, before the date of this document, withdrawn its written consent to be named in this document in the form and context in which it is named;
has given and has not, before the date of this document, withdrawn its written consent to the inclusion of their respective statements and reports (where applicable) noted next to their names in Section 11.7, and the references to those statements and reports in the form and context in which they are included in this document;
does not make, or purport to make, any statement in this document other than those statements referred to in Section 11.7 in respect of that person’s name (and as consented to by that person);
to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any other statements in or omissions from this document.
Table 11.3: Consenting parties
Role Consenting party
Lead financial adviser Goldman Sachs Australia Pty Ltd (Goldman Sachs)
Joint financial adviser and transaction sponsor for the JSE listing of South32 UBS AG
Independent Accountant KPMG Financial Advisory Services (Australia) Pty Ltd
Auditors KPMG and KPMG LLP
Independent Board adviser Gresham Advisory Partners Limited
Independent Board adviser Investec Bank Limited
Independent Board adviser Simon Robertson Associates LLP
Independent Expert Grant Samuel & Associates Pty Limited
Australian legal adviser Herbert Smith Freehills
United Kingdom legal adviser and tax adviser Slaughter and May
South African legal adviser ENSafrica
US Legal adviser and tax adviser Cleary Gottlieb Steen & Hamilton LLP
Australian tax adviser Greenwoods & Herbert Smith Freehills Pty Ltd
South African tax adviser Ernst & Young Advisory Services (Pty) Ltd
New Zealand tax adviser Bell Gully
Share Registrars Computershare Investor Services Pty Limited Computershare Investor Services (Pty) Limited Computershare Investor Services PLC
Cost quartile information providers Wood Mackenzie, AME, CRU
11.8 Supplementary information
BHP Billiton will issue a supplementary document to this Shareholder Circular if it becomes aware of any of the following between the date of this Shareholder Circular and the date of the Shareholder Meetings:
a material statement in this Shareholder Circular is misleading or deceptive;
there is a material omission from this Shareholder Circular;
there is a significant change affecting a matter included in this Shareholder Circular; or
a significant new matter has arisen that would have been required to be included in this Shareholder Circular if it had arisen before the date of this Shareholder Circular.

BHP BILLITON SHAREHOLDER CIRCULAR

12 Glossary

BHP BILLITON SHAREHOLDER CIRCULAR

Glossary
For the purpose of this document, capitalised terms used in this document have the meaning given below, unless the context requires otherwise (words in the singular include the plural and vice versa).
Term Definition
US dollars or US$ US dollars, being the lawful currency of the US.
A$ Australian dollars.
AASB the Australian Accounting Standards Board.
ADS American Depositary Share being a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges or over-the-counter in the US. ADSs are evidenced by American Depositary Receipts, or ADRs.
ADS Distribution Date the date of the transfer of South32 ADSs to BHP Billiton ADS Holders who were holders of such BHP Billiton ADSs on the ADS Distribution Record Date.
ADS Distribution Record Date the record date established by the applicable BHP Billiton ADS Depositary for determining holders of BHP Billiton ADSs entitled to receive South32 ADSs.
ADS Holder a holder of an ADS.
ADS Voting Record Date the record date established by the applicable BHP Billiton ADS Depositary to determine the holders of BHP Billiton ADSs who are entitled to give voting instructions in respect of the shares represented by their BHP Billiton ADSs.
AEDT Australian Eastern Daylight Time.
AEST Australian Eastern Standard Time.
ASIC Australian Securities and Investments Commission.
ASX ASX Limited or the market conducted by it, as the context requires.
ASX Information Memorandum the information memorandum prepared by South32 in connection with its application for admission to the ASX Official List.
ASX Listing Date the date on which trading in South32 Shares on the ASX commences, on a deferred settlement basis.
ASX Listing Rules the rules, as amended from time to time, that govern the admission, quotation, suspension and removal of entities from the ASX Official List.
ASX Official List the official list of listed entities on the ASX.
ASX Settlement Operating Rules the operating rules for settlement on the ASX Official List.
Term Definition
AWST Australian Western Standard Time.
BBSW Bank Bill Swap rate.
BHP Billiton BHP Billiton Limited and/or BHP Billiton Plc as the context requires.
BHP Billiton ADS Deposit Agreements has the meaning given in Section 7.4(c).
BHP Billiton ADS Depositary Citibank, N.A. in its capacity as BHP Billiton Limited ADS Depositary and as BHP Billiton Plc ADS Depositary, as applicable.
BHP Billiton ADS Holder a holder of BHP Billiton ADSs.
BHP Billiton ADSs BHP Billiton Limited ADSs and BHP Billiton Plc ADSs, as applicable.
BHP Billiton Board or Board the board of directors of BHP Billiton.
BHP Billiton Businesses all of the businesses conducted by BHP Billiton, other than the South32 Businesses.
BHP Billiton Director or Director a director of BHP Billiton.
BHP Billiton DLC the dual listed company structure comprising BHP Billiton Limited, whose ordinary shares are listed on the ASX and BHP Billiton Plc, whose ordinary shares are listed on the premium segment of the UKLA Official List and admitted to trading on the LSE and listed on the JSE.
BHP Billiton Group or Group BHP Billiton Limited and BHP Billiton Plc, and each of their respective subsidiaries.
BHP Billiton Limited BHP Billiton Limited (ACN 004 028 077).
BHP Billiton Limited ADS Depositary Citibank, N.A. in its capacity as depositary for the BHP Billiton Limited ADSs.
BHP Billiton Limited ADSs ADSs representing BHP Billiton Limited Shares.
BHP Billiton Limited Distribution Date the date of the transfer of South32 Shares to Eligible Limited Shareholders, which is expected to be 24 May 2015.
BHP Billiton Limited Dividend the in-specie distribution of South32 Shares by BHP Billiton Limited referred to in Section 7.3.
BHP Billiton Limited Group BHP Billiton Limited and its subsidiaries from time to time.
BHP Billiton Limited Share a fully paid ordinary share in the capital of BHP Billiton Limited.
BHP Billiton Limited Share Register the register of BHP Billiton Limited Shareholders maintained under section 169 of the Corporations Act.

BHP BILLITON SHAREHOLDER CIRCULAR

12 Glossary
Term Definition
BHP Billiton Limited Share Registry Computershare Investor Services Pty Limited (ACN 078 279 277).
BHP Billiton Limited Shareholder a registered holder of a BHP Billiton Limited Share.
BHP Billiton Limited Shareholder Meeting the meeting of BHP Billiton Limited Shareholders to vote on the Demerger Resolution convened for 6 May 2015 and any adjournment thereof.
BHP Billiton Plc BHP Billiton Plc (registered in England and Wales with registered number 03196209).
BHP Billiton Plc ADS Depositary Citibank, N.A. in its capacity as depositary for the BHP Billiton Plc ADSs.
BHP Billiton Plc ADSs ADSs representing BHP Billiton Plc Shares.
BHP Billiton Plc Certificated Shareholder a holder of a BHP Billiton Plc Share who holds that share in certificated form and whose shareholding is not recorded in the South African branch register.
BHP Billiton Plc Dematerialised Share a BHP Billiton Plc ordinary share that has been Dematerialised or has been issued in dematerialised form, and is held on the Strate Nominee Register.
BHP Billiton Plc Dematerialised Shareholder a holder of a BHP Billiton Plc Dematerialised Share.
BHP Billiton Plc Distribution Date the date of the transfer of South32 Shares to Eligible Plc Shareholders, which is expected to be 25 May 2015.
BHP Billiton Plc Dividend the in-specie distribution of South32 Shares by BHP Billiton Plc referred to in Section 7.3.
BHP Billiton Plc Group BHP Billiton Plc and its subsidiaries from time to time.
BHP Billiton Plc Share a fully paid ordinary share in the capital of BHP Billiton Plc.
BHP Billiton Plc Share Register the register of BHP Billiton Plc Shareholders maintained pursuant to section 113 of the Companies Act 2006.
BHP Billiton Plc Share Registry South Africa - Computershare Investor Services Proprietary Limited (Reg No. 2004/003647/07). United Kingdom - Computershare Investor Services PLC (Company No. 03498808).
BHP Billiton Plc Shareholder a registered holder of a BHP Billiton Plc Share, excluding a BHP Billiton Plc Dematerialised Shareholder.
BHP Billiton Plc Shareholder Meeting the meeting of BHP Billiton Plc Shareholders to vote on the Demerger Resolution convened for 6 May 2015 and any adjournment thereof.
BHP Billiton Plc South African Share Registry South Africa - Computershare Investor Services Proprietary Limited (Reg No. 2004/003647/07).
Term Definition
BHP Billiton Share a BHP Billiton Limited Share and/or BHP Billiton Plc Share.
BHP Billiton Shareholder a BHP Billiton Limited Shareholder and/or BHP Billiton Plc Shareholder.
BST British Summer Time.
Business Day a weekday on which trading banks are open for business in Melbourne, Australia and London, United Kingdom.
CGT has the meaning given in Section 8.2(c)(1).
CHESS the Clearing House Electronic Subregister System, managed by ASX Settlement Pty Limited.
Commissioner has the meaning given in Section 8.2(b).
Companies Act 2006 Companies Act 2006 of England and Wales.
Computershare one of Computershare Investor Services Pty Limited, Computershare Investor Services (Pty) Limited or Computershare Investor Services PLC, as applicable.
Computershare Australia Computershare Clearing Pty Limited.
Corporate Sponsored Nominee or CSN the UK Nominee as nominee holding South32 DIs on behalf of BHP Billiton Plc Certificated Shareholders, as further set out in Section 7.9.
Corporations Act the Corporations Act 2001 (Cth) of Australia.
CREST the relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK and Ireland Limited is the Operator (as defined in the CREST Regulations).
CREST member a person who has been admitted to Euroclear UK as a system member (as defined in the CREST Regulations).
CREST Regulations the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended.
CSDP a Central Securities Depository Participant, a participant as defined in section 1 of the Financial Markets Act 19, of 2012 (South Africa).
CSN Agreement the agreement in relation to nominee service between the UK Depositary and South32, summarised in Section 7.9(a) pursuant to which the UK Depositary will provide the CSN Facility to CSN Participants.
CSN Facility the facility arranged by South32 with the UK Depositary to enable BHP Billiton Plc Certificated Shareholders to receive their interests in South32 Shares in a form which will enable them to trade those shares and admit the shares to trading on the LSE, as described in Section 7.9.

BHP BILLITON SHAREHOLDER CIRCULAR

Term Definition
CSN Participant a participant in the CSN Facility.
CSN Restricted Jurisdiction the jurisdictions detailed in the CSN Terms and Conditions in which participation in the CSN Facility is not permitted.
CSN Terms and Conditions the terms and conditions under which Computershare Investor Services PLC provides the CSN Facility, as amended from time to time, described in Section 7.9, a copy of which is available on the BHP Billiton website at www.bhpbilliton.com/demerger.
CY calendar year, ended, or ending, on 31 December.
Deed Poll the Deed Poll made by the UK Depositary, constituting the South32 DIs, as described in Section 7.8, a copy of which is available on the BHP Billiton website at www.bhpbilliton.com/demerger.
Dematerialised the process by which certificated shares are deposited with a CSDP and documents of title evidencing such certificated shares are replaced by an electronic record of such shares in the Strate Nominee Register.
Demerger the proposed demerger of South32 from BHP Billiton, to be implemented through the Demerger Dividend.
Demerger Dividend the BHP Billiton Limited Dividend and the BHP Billiton Plc Dividend referred to in Section 7.
Demerger Principle the fundamental underlying principle of the Demerger as set out in Section 7.13(b).
Demerger Resolution the ordinary resolution to be voted on by BHP Billiton Shareholders to approve the Demerger, as set out in the Notice of Meeting which accompanies this document.
Depositary Interest or DI has the meaning given in Section 7.8.
Distribution Date the BHP Billiton Limited Distribution Date or the BHP Billiton Plc Distribution Date (as applicable), and, for the purpose of Section 7.13(b), the later of these will apply.
DLC dual listed company.
DTC the Depository Trust Company.
EBIT earnings before interest and tax.
EBITDA earnings before interest, tax, depreciation, amortisation and impairments.
Economic Separation Date 23 May 2015, being the date on which BHP Billiton and South32 will separate for economic purposes.
EDT Eastern Daylight Time.
Term Definition
Eligible Limited Shareholder a BHP Billiton Limited Shareholder as at the applicable Record Date whose registered address on the BHP Billiton Limited Share Register is in Australia, the United Kingdom, South Africa, the United States, Alderney, Canada, Chile, France, Guernsey, Hong Kong, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand, Singapore or Swaziland or any other jurisdiction in respect of which BHP Billiton reasonably believes that it is not prohibited or unduly onerous or impractical to transfer or distribute South32 Shares to the BHP Billiton Limited Shareholder.
Eligible Plc Shareholder a BHP Billiton Plc Shareholder as at the applicable Record Date whose registered address on the BHP Billiton Plc Share Register is in Australia, the United Kingdom, South Africa, the United States, Alderney, Canada, Chile, France, Guernsey, Hong Kong, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand, Singapore or Swaziland or any other jurisdiction in respect of which BHP Billiton reasonably believes that it is not prohibited or unduly onerous or impractical to transfer or distribute South32 Shares to the BHP Billiton Plc Shareholder.
Eligible Shareholder an Eligible Limited Shareholder and/or Eligible Plc Shareholder.
EURIBOR Euro Interbank Offer Rate.
Exchange Control Regulations the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, No. 9 of 1933, as amended or replaced from time to time.
Exchange Control Rulings the rulings issued by the FinSurv Department from time to time in terms of the Exchange Control Regulations.
FCA or Financial Conduct Authority the Financial Conduct Authority of the United Kingdom.
FinSurv Department Financial Surveillance department of SARB.
former BHP Billiton Businesses businesses carried on by any member of the BHP Billiton Group prior to the Demerger, other than the South32 Businesses and the former South32 Businesses.
former South32 Businesses former businesses previously carried on by the South32 Businesses prior to the Demerger.
FSMA Financial Services and Markets Act 2000 of the United Kingdom.
FTSE Financial Times Stock Exchange.
FY financial year, ended, or ending, on 30 June.

BHP BILLITON SHAREHOLDER CIRCULAR

12 Glossary
Term Definition
GIS Group Incentive Scheme - has the meaning given in Section 11.1.
GMT Greenwich Mean Time.
GSTIP Group Short Term Incentive Plan - has the meaning given in Section 11.1.
H1 first half year, ended 31 December of the relevant financial year.
HSEC health, safety, environment and community.
IFRS Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board;
International Financial Reporting Standards and interpretations as adopted by the European Union;
International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board, collectively referred to as IFRS.
Implementation Deed the Implementation Deed entered into on or around the date of this document between BHP Billiton Limited, BHP Billiton Plc and South32, as summarised in Section 7.13(a).
Independent Accountant KPMG Financial Advisory Services (Australia) Pty Ltd.
Independent Accountant’s the reports prepared by the Report Independent Accountant set out in Section 9.
Independent Competent each Independent Competent Person Person named as such in the relevant report set out in Annexure 6 of the South32 Listing Document.
Independent Competent each of the reports prepared by the Person’s Report Independent Competent Persons, which are set out in Annexure 6 of the South32 Listing Document.
Independent Expert Grant Samuel & Associates Pty Limited.
Independent Expert’s the report prepared by the Report Independent Expert.
Ineligible Overseas a BHP Billiton Shareholder who Shareholder is not an Eligible Shareholder.
Internal Restructure the restructuring of the BHP Billiton Group prior to, and in order to effect, the Demerger, as described in Section 7.2.
IRS Internal Revenue Service - has the meaning given in Section 8.4(b)(2).
ISIN an International Securities Identification Number.
Term Definition
JORC Code a set of minimum standards, recommendations and guidelines for public reporting in Australasia of Exploration Results, Mineral Resources and Ore Reserves. The guidelines are defined by the Australasian Joint Ore Reserves Committee (JORC), which is sponsored by the Australian mining industry and its professional organisations.
JSE JSE Limited or the market conducted by it, as the context requires.
JSE Guarantee Fund JSE Guarantee Fund Trust, with Master’s reference number IT 9150/2003, a trust established and administered in accordance with guarantee fund rules of the JSE.
JSE Pre-listing Statement the pre-listing statement, prepared by South32 in connection with its application for a secondary listing on the Main Board of the JSE.
JSE Record Date the date for determining entitlements of BHP Billiton Plc Dematerialised Shareholders to South32 Shares distributed to the Strate Nominee under the Demerger, which is expected to be 22 May 2015.
LIBOR the London Interbank Offered Rate.
Limited Record Date the date for determining entitlements of BHP Billiton Limited Shareholders to South32 Shares, which is expected to be 20 May 2015.
LSE London Stock Exchange Plc or the market conducted by it, as the context requires.
LTIP Long Term Incentive Plan - has the meaning given in Section 11.1.
Manganese Business South32’s interest in South Africa Manganese and Australia Manganese, which are co-owned with Anglo American Plc.
MAP Management Award Plan - has the meaning given in Section 11.1.
Mineral Resource a concentration or occurrence of solid materials of economic interest in or on the Earth’s crust in such form, grade (quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling (JORC Code, 2012).
NYSE New York Stock Exchange.
174 BHP BILLITON SHAREHOLDER CIRCULAR

Term	Definition
Ore Reserves	the economically mineable part of a measured and/or indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
Participating Australian Shareholders	has the meaning given in Section 8.2(a).
Participating New Zealand Shareholders	has the meaning given in Section 8.6(a).
Participating South African Shareholders	has the meaning given in Section 8.5(a).
Participating United Kingdom Shareholders	has the meaning given in Section 8.3(a).
Participating US Holder	has the meaning given in Section 8.4(a).
PFICs	has the meaning given in Section 8.4(b).
Plc Record Date	the date for determining entitlements of BHP Billiton Plc Shareholders to South32 Shares, which is expected to be 19 May 2015.
Post-CGT BHP Billiton Limited Shares	has the meaning given in Section 8.2(c)(2).
Pre-CGT BHP Billiton Limited Shares	has the meaning given in Section 8.2(c)(2).
Proxy Form	the proxy form which accompanies this Shareholder Circular.
Record Date	the Plc Record Date, Limited Record Date or JSE Record Date (as applicable), as set out in the expected timetable of events in Section 1 or, in the case of BHP Billiton ADS Holders, the record date of the relevant underlying BHP Billiton Shares.
Register Election	the right described in Section 7.7 for BHP Billiton Shareholders (other than South African Shareholders) to elect to receive their South32 Shares in a manner other than that described in Section 7.5.
S&P	means Standard & Poor's Rating Services, a division of The McGraw Hill Companies, Inc. (operating in Australia through Standard & Poor's (Australia) Pty Ltd (ABN 62 007 324 852)) or any successor to its rating business.
Sale Agent	the nominee appointed by BHP Billiton to sell or facilitate the sale of the South32 Shares under the Sale Facility and South32 Shares to which Ineligible Overseas Shareholders would have otherwise been entitled.
Sale Facility	the facility available to certain BHP Billiton Shareholders, as described in Section 7.12.
Sale Facility Form	the form of that name accompanying this Shareholder Circular or such other form as BHP Billiton may permit or agree to in connection with the sale of South32 Shares under the Sale Facility.
SARB	South African Reserve Bank.
SAST	South Africa Standard Time.
SEC	US Securities and Exchange Commission.
Section	a Section of this Shareholder Circular.
Selling Shareholders	Small Shareholders who validly elect to have their South32 Shares sold pursuant to the Sale Facility.
Separation Deed	the Separation Deed entered into on or around the date of this document between BHP Billiton Limited, BHP Billiton Plc and South32, as summarised in Section 7.13(b).
Share Register	the BHP Billiton Limited Share Register and/or BHP Billiton Plc Share Register.
Shareholder	a BHP Billiton Limited Shareholder and/or BHP Billiton Plc Shareholder.
Shareholder Circular	this document.
Shareholder Information Line	the information line set up for the purpose of answering enquiries from BHP Billiton Shareholders in relation to the Demerger, the details of which are set out in Section 2.6.
Shareholder Meetings	the general meetings of BHP Billiton Shareholders to consider the Demerger Resolution set out in the notices of general meetings despatched with this Shareholder Circular and to be held on 6 May 2015 for BHP Billiton Limited at 4:30pm (AWST) and 6 May 2015 for BHP Billiton Plc at 9:30am (BST) and any adjournment thereof.
Shareplus	the all-employee share plan – has the meaning given in Section 11.1.
Small Shareholders	Eligible Shareholders with a registered address in Australia, the United Kingdom, South Africa, Alderney, Canada, Chile, Guernsey, Ireland, Isle of Man, Jersey, Lesotho, Malaysia, Namibia, New Zealand or Swaziland who are not acting for the account or benefit of persons in the United States and whose holdings of BHP Billiton Shares do not exceed the Small Shareholder Threshold.
Small Shareholder Threshold	has the meaning given in Section 7.12(a).
South32	South32 Limited and, where the context requires, its subsidiaries from time to time.
South32 ADS Deposit Agreement	has the meaning given in Section 7.4(c).

175

BHP BILLITON SHAREHOLDER CIRCULAR

12 Glossary
Term Definition
South32 ADS Depositary Citibank, N.A. in its capacity as depositary for the South32 ADS program.
South32 ADS Holders a holder of South32 ADSs.
South32 ADSs ADSs represented by South32 Shares.
South32 Board the board of directors of South32 from time to time following the ASX Listing Date, as the context requires.
South32 Businesses the businesses to be conducted by the South32 Group, as described in this document and the South32 Listing Document.
South32 Director a director of South32 as listed in Section 6.6 (including the proposed directors listed in that Section), or from time to time following the ASX Listing Date, as the context requires.
South32 Depositary South32 Depositary Interests Interests or South32 DIs constituted by the Deed Poll, each representing one South32 Share as described in Section 7.8.
South32 Group South32 and its subsidiaries from time to time following implementation of the Demerger and for the purposes of Section 6 includes the entities that hold the South32 Businesses.
South32 Listing Document the ASX Information Memorandum (in relation to the application for admission of the South32 Shares to listing on the ASX), JSE Pre-listing Statement (in relation to the application for admission of the South32 Shares to listing on the JSE) and the United Kingdom Prospectus (in relation to the application for admission of the South32 Shares to trading on the LSE) referred to in the ‘Important Notices’ Section of this Shareholder Circular.
South32 Share a South32 ordinary share, which, in the case of South32 ordinary shares to be held in CREST will be represented by a South32 DI.
South32 Shareholder a registered holder of a South32 Share or a South32 DI, as the context requires.
South32 Share Register the register of South32 Shares.
South32 South African the register of South African branch register South32 Shareholders who hold their shares in certificated form maintained by South32.
South African branch register the register of South African Shareholders who hold their shares certificated form maintained by BHP Billiton Plc pursuant to section 129 of the Companies Act 2006. South African Shareholder a holder of BHP Billiton Plc Shares in certificated form whose shareholding is registered on the South African branch register or a holder of BHP Billiton Plc Dematerialised Shares.
Term Definition
South African Small a Small Shareholder who is also Shareholder a South African Shareholder.
STIP Short Term Incentive Plan - has the meaning given in Section 11.1.
Strate Strate Proprietary Limited (Registration Number 1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically in South Africa.
Strate Nominee PLC Nominees Proprietary Limited, a company indirectly wholly owned by Strate, acting as nominee for the holders of BHP Billiton Plc Dematerialised Shares.
Strate Nominee Register the register of BHP Billiton Plc Dematerialised Shareholders maintained by the Strate Nominee.
Transitional Services the agreement under which Agreement BHP Billiton will provide transitional services to South32 as in Section 7.13(d).
UK Depositary Computershare Investor Services PLC in its capacity as depositary for holders of South32 DIs.
UK Nominee Computershare Company Nominees Limited in its capacity as nominee for CSN Participants.
UKLA the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA.
UKLA Listing Rules the listing rules made by the FCA pursuant to FSMA.
UKLA Official List the official list maintained by the UKLA of securities listed in the United Kingdom.
Underlying Earnings means profit after taxation and earnings adjustments. Earnings adjustments represent items that do not reflect the underlying operations of South32.
Underlying EBIT under the BHP Billiton accounting policy: earnings before net finance costs, taxation and any exceptional items. under the South32 accounting policy: earnings before net finance costs, taxation and any earnings adjustments before net finance costs and taxation.
Underlying EBITDA Underlying EBIT before depreciation, amortisation and impairments.
United Kingdom the prospectus prepared by South32 Prospectus in connection with its application for admission to trading on the LSE.
US United States of America.
VWAP volume weighted average price.
176 BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 1

BHP Billiton pro forma historical consolidated income statement and cash flow statement reconciliations

1 Reconciliations of pro forma historical consolidated income statements

The reconciliations of BHP Billiton historical consolidated income statements to BHP Billiton pro forma historical consolidated income statements for H1 FY2015, FY2014, FY2013 and FY2012 are set out as follows:

Table A1.1: Reconciliations of BHP Billiton historical consolidated income statement to BHP Billiton pro forma historical consolidated income statement

		Removal of South32			
H1 FY2015 US$M	BHP Billiton	South32 [a]	Pro forma restatement of Underlying EBIT [b]	Intercompany financing [c]	BHP Billiton pro forma
Revenue	29,900	(5,040)	–	–	24,860
Other income	441	(521)	–	364	284
Expenses excluding net finance costs	(21,862)	4,313	–	–	(17,549)
Share of operating profit/(loss) of equity accounted investments	338	(3)	–	–	335
Profit from operations	**8,817**	**(1,251)**	**–**	**364**	**7,930**
Net finance costs	(232)	37	–	(39)	(234)
Taxation expense	(3,792)	476	–	12	(3,304)
Profit after taxation	**4,793**	**(738)**	**–**	**337**	**4,392**
Attributable to non-controlling interests	528	(50)	–	–	478
Attributable to members of BHP Billiton Group	4,265	(688)	–	337	3,914
Other financial information					
Profit from operations	**8,817**	**(1,251)**	**–**	**364**	**7,930**
Exceptional items [d]	409	–	–	–	409
Earnings adjustments [e]	–	451	(451)	–	–
Underlying EBIT	**9,226**	**(800)**	**(451)**	**364**	**8,339**
Depreciation and amortisation	4,907	(506)	–	–	4,401
Net impairment losses	361	–	–	–	361
Underlying EBITDA	**14,494**	**(1,306)**	**(451)**	**364**	**13,101**
Attributable profit to members of BHP Billiton Group	4,265	(688)	–	337	3,914
Exceptional items	1,087	–	(111)	–	976
Underlying attributable profit to members of BHP Billiton Group	**5,352**	**(688)**	**(111)**	**337**	**4,890**

(a) South32 historical combined income statement is disclosed in the historical combined financial information of South32 set out in Annexures 1 and 2 of the South32 Listing Document. South32 other financial information is based on Underlying EBIT calculated under South32's accounting policies. Refer to Table A1.5 of Appendix 1 in this document and Annexures 1 and 2 of the South32 Listing Document for further details.
(b) Adjustments made to South32 other financial information in order to restate the South32 Underlying EBIT and Underlying EBITDA calculated under South32 policies to South32 Underlying EBIT and Underlying EBITDA under BHP Billiton policies.
(c) Adjustment to reverse intercompany dividend income and net intercompany finance charges included in South32 results.
(d) Further details regarding exceptional items are set out in Table 5.4 and Section 5.5(d).
(e) Further details regarding earnings adjustment items are set out in Table A1.5.

177
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 1

1 Reconciliations of pro forma historical consolidated income statements continued

Table A1.2: Reconciliation of BHP Billiton historical consolidated income statement to BHP Billiton pro forma historical consolidated income statement

		Removal of South32			
FY2014 US$M	BHP Billiton	South32 [a]	Pro forma restatement of Underlying EBIT [b]	Intercompany financing [c]	BHP Billiton pro forma
Revenue	67,206	(10,444)	–	–	56,762
Other income	1,524	(310)	–	11	1,225
Expenses excluding net finance costs	(46,513)	9,990	–	–	(36,523)
Share of operating profit of equity accounted investments	1,195	(10)	–	–	1,185
Profit from operations	**23,412**	**(774)**	**–**	**11**	**22,649**
Net finance costs	(1,176)	352	–	(90)	(914)
Taxation expense	(7,012)	205	–	27	(6,780)
Profit after taxation	**15,224**	**(217)**	**–**	**(52)**	**14,955**
Attributable to non-controlling interests	1,392	(85)	–	–	1,307
Attributable to members of BHP Billiton Group	13,832	(132)	–	(52)	13,648
Other financial information					
Profit from operations	**23,412**	**(774)**	**–**	**11**	**22,649**
Exceptional items [d]	(551)	–	–	–	(551)
Earnings adjustments [e]	–	(296)	296	–	–
Underlying EBIT	**22,861**	**(1,070)**	**296**	**11**	**22,098**
Depreciation and amortisation	8,701	(985)	–	–	7,716
Net impairment losses	797	–	(319)	–	478
Underlying EBITDA	**32,359**	**(2,055)**	**(23)**	**11**	**30,292**
Attributable profit to members of BHP Billiton Group	13,832	(132)	–	(52)	13,648
Exceptional items	(385)	–	–	–	(385)
Underlying attributable profit to members of BHP Billiton Group	**13,447**	**(132)**	**–**	**(52)**	**13,263**

See notes from Table A1.1 of Appendix 1 in this document.

178

BHP BILLITON SHAREHOLDER CIRCULAR

1 Reconciliations of pro forma historical consolidated income statements continued

Table A1.3: Reconciliation of BHP Billiton historical consolidated income statement to BHP Billiton pro forma historical consolidated income statement

FY2013 US$M	BHP Billiton	Removal of South32 South32 [a]	Removal of South32 Pro forma restatement of Underlying EBIT [b]	Removal of South32 Intercompany financing [c]	BHP Billiton pro forma
Revenue	65,953	(12,093)	–	–	53,860
Other income	3,947	(155)	–	12	3,804
Expenses excluding net finance costs	(50,040)	13,211	–	–	(36,829)
Share of operating profit of equity accounted investments	1,142	–	–	–	1,142
Profit from operations	**21,002**	**963**	**–**	**12**	**21,977**
Net finance costs	(1,276)	133	–	(6)	(1,149)
Taxation expense	(6,906)	208	–	2	(6,696)
Profit after taxation	**12,820**	**1,304**	**–**	**8**	**14,132**
Attributable to non-controlling interests	1,597	(163)	–	–	1,434
Attributable to members of BHP Billiton Group	11,223	1,467	–	8	12,698
Other financial information					
Profit from operations	**21,002**	**963**	**–**	**12**	**21,977**
Exceptional items [d]	1,928	–	(2,225)	–	(297)
Earnings adjustments [e]	–	(2,117)	2,117	–	–
Underlying EBIT	**22,930**	**(1,154)**	**(108)**	**12**	**21,680**
Depreciation and amortisation	7,031	(964)	–	–	6,067
Net impairment losses	347	–	15	–	362
Underlying EBITDA	**30,308**	**(2,118)**	**(93)**	**12**	**28,109**
Attributable profit to members of BHP Billiton Group	11,223	1,467	–	8	12,698
Exceptional items	985	–	(1,666)	–	(681)
Underlying attributable profit to members of BHP Billiton Group	**12,208**	**1,467**	**(1,666)**	**8**	**12,017**

See notes from Table A1.1 of Appendix 1 in this document.

179
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 1

1 Reconciliations of pro forma historical consolidated income statements continued

Table A1.4: Reconciliation of BHP Billiton historical consolidated income statement to BHP Billiton pro forma historical consolidated income statement

FY2012 US$M	BHP Billiton	Removal of South32 South32 [a]	Pro forma restatement of Underlying EBIT [b]	Intercompany financing [c]	BHP Billiton pro forma
Revenue	70,477	(13,835)	–	–	56,642
Other income	898	(60)	–	20	858
Expenses excluding net finance costs	(48,644)	11,835	–	–	(36,809)
Share of operating profit of equity accounted investments	1,869	–	–	–	1,869
Profit from operations	**24,600**	**(2,060)**	**–**	**20**	**22,560**
Net finance costs	(668)	42	–	42	(584)
Taxation expense	(7,315)	585	–	(13)	(6,743)
Profit after taxation	**16,617**	**(1,433)**	**–**	**49**	**15,233**
Attributable to non-controlling interests	1,144	(32)	–	–	1,112
Attributable to members of BHP Billiton Group	15,473	(1,401)	–	49	14,121
Other financial information					
Profit from operations	**24,600**	**(2,060)**	**–**	**20**	**22,560**
Exceptional items [d]	3,486	–	(140)	–	3,346
Earnings adjustments [e]	–	134	(134)	–	–
Underlying EBIT	**28,086**	**(1,926)**	**(274)**	**20**	**25,906**
Depreciation and amortisation	6,431	(905)	–	–	5,526
Net impairment losses	100	–	(21)	–	79
Underlying EBITDA	**34,617**	**(2,831)**	**(295)**	**20**	**31,511**
Attributable profit to members of BHP Billiton Group	15,473	(1,401)	–	49	14,121
Exceptional items	1,700	–	109	–	1,809
Underlying attributable profit to members of BHP Billiton Group	**17,173**	**(1,401)**	**109**	**49**	**15,930**

See notes from Table A1.1 of Appendix 1 in this document.

180
BHP BILLITON SHAREHOLDER CIRCULAR

2 Reconciliation of Underlying EBIT

Table A1.5: Reconciliation of Underlying EBIT for South32 calculated in accordance with South32 policy to the Underlying EBIT for South32 under BHP Billiton policy

US$M	H1 FY2015	FY2014	FY2013	FY2012
Underlying EBIT – South32 (South32 policy)	**800**	**1,070**	**1,154**	**1,926**
Reversal of Earnings adjustments – South32 policy [a]				
Exchange gains on restatement of monetary items	82	68	97	100
Impairment losses	–	(327)	(2,225)	(108)
Impairment reversals	–	8	15	–
Fair value (gain)/loss on derivative instruments	5	(2)	(16)	122
Removal of dividends received from BHP Billiton Group companies	364	11	12	20
Other:				
Bayside closure costs (excluding impairments)	–	(138)	–	–
Gain on sale of Optimum coal rights	–	84	–	–
Total Earnings adjustments	**451**	**(296)**	**(2,117)**	**134**
Exceptional items – BHP Billiton policy [b]	–	–	2,225	140
Elimination of dividends received from BHP Billiton Group	(364)	(11)	(12)	(20)
Pro forma restatement of Underlying EBIT	**87**	**(307)**	**96**	**254**
Underlying EBIT – South32 (BHP Billiton policy)	**887**	**763**	**1,250**	**2,180**

(a) Earnings adjustments is a policy adopted by South32 whereby Profit from operations is adjusted for the items below in arriving at Underlying EBIT each period irrespective of materiality:
- exchange gains/losses on restatement of monetary items;
- impairment losses/reversals;
- net gain/loss on disposal and consolidation of interests in businesses;
- fair value gain/loss on derivative instruments;
- major corporate restructures.

In addition to these, items that do not reflect the underlying operations of South32, and are individually significant to the Financial Statements are excluded. Such items included within South32's profit or loss for the reporting period are detailed in note 3 'Significant items' to the historical combined financial information in Annexures 1 and 2 of the South32 Listing Document.

(b) Further details regarding exceptional items before tax are set out in Table 5.4 in this document.

3 Reconciliation of BHP Billiton historical consolidated cash flow statements

Table A1.6: Reconciliation of BHP Billiton pro forma historical consolidated cash flow statements to BHP Billiton historical consolidated cash flow statements

US$M	H1 FY2015	FY2014	FY2013	FY2012
BHP Billiton pro forma net operating cash flows before financing activities and tax and after capital expenditure	5,931	15,316	6,267	14,183
South32 historic combined net operating cash flows before financing activities and tax and after capital expenditure	1,088	1,370	1,016	909
Intercompany dividends [a]	(364)	(11)	(12)	(20)
BHP Billiton historical net operating cash flows before financing activities and tax and after capital expenditure	**6,655**	**16,675**	**7,271**	**15,072**
Other investing movements	455	159	3,517	(13,848)
Interest and tax	(3,004)	(7,304)	(9,360)	(8,450)
Net financing activities	(6,759)	(6,468)	(198)	2,039
Net increase/(decrease) in cash and cash equivalents	**(2,653)**	**3,062**	**1,230**	**(5,187)**

(a) Intercompany dividends which were previously eliminated on consolidation of BHP Billiton.

181
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 2
South32 pro forma historical consolidated income statement and cash flow statement reconciliations

1 Overview

Appendix 2 sets out the reconciliation of pro forma adjustments made to the historical combined financial information set out in Annexures 1 and 2 of the South32 Listing Document to derive the summary pro forma historical consolidated income statements and cash flow statements. The continuing effects of the pro forma adjustments set out in Appendix 2 are as follows:

- the share of the Manganese Business operating profit or loss will be equity accounted into the South32 Group, while the consolidation of the Manganese Business profits will not recur;
- South32 will incur financing and tax costs based on its post Demerger structure.

2 Reconciliation of pro forma historical consolidated income statements

Table A2.1: Reconciliation of South32 historical combined income statement to South32 pro forma historical consolidated income statement

H1 FY2015 US$M	South32 combined financial information (a)	Change of control of Manganese Business: Removal of consolidated results (b)	Change of control of Manganese Business: Equity accounted profit/(loss) (c)	Intercompany financing (d)	South32 pro forma consolidated financial information
Revenue	5,040	(951)	–	–	4,089
Other income	521	(7)	–	(364)	150
Expenses excluding net finance costs	(4,313)	763	–	–	(3,550)
Share of operating profit of equity accounted investments	3	–	32	–	35
Profit from operations	**1,251**	**(195)**	**32**	**(364)**	**724**
Net finance costs	(37)	3	–	39	5
Taxation expense	(476)	65	–	(12)	(423)
Profit after taxation	**738**	**(127)**	**32**	**(337)**	**306**
Other financial information					
Profit from operations	**1,251**	**(195)**	**32**	**(364)**	**724**
Earnings adjustments (e)	(451)	17	(6)	364	(76)
Underlying EBIT	**800**	**(178)**	**26**	**–**	**648**
Depreciation and amortisation	506	(89)	–	–	417
Underlying EBITDA	**1,306**	**(267)**	**26**	**–**	**1,065**
Profit after taxation	**738**	**(127)**	**32**	**(337)**	**306**
Earnings adjustments after taxation (e)	(204)	9	(6)	337	136
Underlying Earnings	**534**	**(118)**	**26**	**–**	**442**

(a) South32's historical combined income statement has been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Document.

(b) A pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the shareholder agreement were effective 1 July 2011. This information has been extracted, without material adjustment from the underlying accounting records of South32. The de-consolidation of the Manganese Business includes Australia Manganese, South Africa Manganese and certain balances and transactions included within Group and unallocated representing the Manganese Business' share of central functions, consolidation adjustments and sale of third party product. For this reason, the de-consolidation pro forma adjustment will not fully reconcile with Australia Manganese and South Africa Manganese results contained in note 2 'Segment reporting' to the historical combined financial information in Annexures 1 and 2 of the South32 Listing Document.

182
BHP BILLITON SHAREHOLDER CIRCULAR

2 Reconciliation of pro forma historical consolidated income statements continued

(c) The adjustment represents South32's equity share of the profit or loss after taxation of the equity accounted investment in the Manganese Business. This adjustment has been calculated from the underlying accounting records of South32 and adjusted for the impact of additional depreciation arising from the uplift in the fair value of the Manganese Business. Also see Section 6.7(g)(2) 'Equity accounted investment in Manganese Business' under accounting judgements and estimates in this document.

US$M	H1 FY2015	FY2014	FY2013	FY2012
Profit after taxation of Manganese Business	127	214	347	35
Attributable to non-controlling interests	(50)	(85)	(163)	(32)
Attributable to members of South32	77	129	184	3
Depreciation charge on fair value uplift (after taxation)	(45)	(80)	(92)	(85)
Share of operating profit of equity accounted investment in Manganese Business	32	49	92	(82)

(d) This adjustment reflects the removal of the historical net finance costs associated with BHP Billiton centrally managed borrowings, and the removal of dividends received from BHP Billiton. Both adjustments have been tax effected at 30 per cent. Net finance costs and dividends associated to BHP Billiton have been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Document.

(e) Further details regarding earnings adjustments to derive Underlying EBIT are set out in Table A2.5 of Appendix 2.

Table A2.2: Reconciliation of South32 historical combined income statement to South32 pro forma historical consolidated income statement

FY2014 US$M	South32 combined financial information [a]	Change of control of Manganese Business: Removal of consolidated results [b]	Change of control of Manganese Business: Equity accounted profit/(loss) [c]	Intercompany financing [d]	South32 pro forma consolidated financial information
Revenue	10,444	(2,100)	–	–	8,344
Other income	310	(30)	–	(11)	269
Expenses excluding net finance costs	(9,990)	1,652	–	–	(8,338)
Share of operating profit of equity accounted investments	10	–	49	3	62
Profit from operations	**774**	**(478)**	**49**	**(8)**	**337**
Net finance costs	(352)	81	–	84	(187)
Taxation expense	(205)	183	–	(25)	(47)
Profit after taxation	**217**	**(214)**	**49**	**51**	**103**
Other financial information					
Profit from operations	**774**	**(478)**	**49**	**(8)**	**337**
Earnings adjustments [e]	296	15	4	8	323
Underlying EBIT	**1,070**	**(463)**	**53**	**–**	**660**
Depreciation and amortisation	985	(162)	–	–	823
Underlying EBITDA	**2,055**	**(625)**	**53**	**–**	**1,483**
Profit after taxation	**217**	**(214)**	**49**	**51**	**103**
Earnings adjustments after taxation [e]	397	(7)	4	(51)	343
Underlying Earnings	**614**	**(221)**	**53**	**–**	**446**

See notes to Table A2.1 of Appendix 2.

183
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 2

2 Reconciliation of pro forma historical consolidated income statements continued

Table A2.3: Reconciliation of South32 historical combined income statement to South32 pro forma historical consolidated income statement

FY2013 US$M	South32 combined financial information [a]	Change of control of Manganese Business: Removal of consolidated results [b]	Change of control of Manganese Business: Equity accounted profit/(loss) [c]	Intercompany financing [d]	South32 pro forma consolidated financial information
Revenue	12,093	(2,167)	–	–	9,926
Other income	155	(7)	–	(12)	136
Expenses excluding net finance costs	(13,211)	1,675	–	–	(11,536)
Share of operating profit of equity accounted investments	–	–	92	(4)	88
Profit/(loss) from operations	**(963)**	**(499)**	**92**	**(16)**	**(1,386)**
Net finance costs	(133)	(5)	–	16	(122)
Taxation expense	(208)	157	–	(5)	(56)
Profit/(loss) after taxation	**(1,304)**	**(347)**	**92**	**(5)**	**(1,564)**
Other financial information					
Profit/(loss) from operations	**(963)**	**(499)**	**92**	**(16)**	**(1,386)**
Earnings adjustments [e]	2,117	43	(27)	16	2,149
Underlying EBIT	**1,154**	**(456)**	**65**	**–**	**763**
Depreciation and amortisation	964	(116)	–	–	848
Underlying EBITDA	**2,118**	**(572)**	**65**	**–**	**1,611**
Profit/(loss) after taxation	**(1,304)**	**(347)**	**92**	**(5)**	**(1,564)**
Earnings adjustments after taxation [e]	2,059	45	(27)	5	2,082
Underlying Earnings	**755**	**(302)**	**65**	**–**	**518**

See notes to Table A2.1 of Appendix 2.

184
BHP BILLITON SHAREHOLDER CIRCULAR

2 Reconciliation of pro forma historical consolidated income statements continued

Table A2.4: Reconciliation of South32 historical combined income statement to South32 pro forma historical consolidated income statement

FY2012 US$M	South32 combined financial information [a]	Change of control of Manganese Business: Removal of consolidated results [b]	Change of control of Manganese Business: Equity accounted profit/(loss) [c]	Intercompany financing [d]	South32 pro forma consolidated financial information
Revenue	13,835	(2,152)	–	–	11,683
Other income	60	(7)	–	(20)	33
Expenses excluding net finance costs	(11,835)	2,052	–	–	(9,783)
Share of operating profit/(loss) of equity accounted investments	–	–	(82)	(6)	(88)
Profit from operations	**2,060**	**(107)**	**(82)**	**(26)**	**1,845**
Net finance costs	(42)	1	–	(29)	(70)
Taxation expense	(585)	71	–	9	(505)
Profit after taxation	**1,433**	**(35)**	**(82)**	**(46)**	**1,270**
Other financial information					
Profit from operations	**2,060**	**(107)**	**(82)**	**(26)**	**1,845**
Earnings adjustments [e]	(134)	(76)	16	26	(168)
Underlying EBIT	**1,926**	**(183)**	**(66)**	**–**	**1,677**
Depreciation and amortisation	905	(99)	–	–	806
Underlying EBITDA	**2,831**	**(282)**	**(66)**	**–**	**2,483**
Profit after taxation	**1,433**	**(35)**	**(82)**	**(46)**	**1,270**
Earnings adjustments after taxation [e]	(175)	(26)	16	46	(139)
Underlying Earnings	**1,258**	**(61)**	**(66)**	**–**	**1,131**

See notes to Table A2.1 of Appendix 2.

185
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 2

3 Underlying Earnings and earnings adjustments

In discussing the operating results of South32, the focus is on Underlying Earnings. Underlying Earnings is the key measure that South32 proposes to use to assess the performance of the South32 Group, make decisions on the allocation of resources and assess senior management. In addition the performance of each of the South32 Businesses and operational management will be assessed based on Underlying EBIT. South32 management will use this measure because financing structures and tax regimes differ across the South32 Businesses and substantial components of historical tax and interest charges are levied at a South32 level rather than a Business level. In order to calculate Underlying Earnings, Underlying EBIT and Underlying EBITDA, the following items are adjusted as applicable each period irrespective of materiality:

- exchange gains or losses on restatement of monetary items;
- impairment losses or reversals;
- net gains or loss on disposal and consolidation of interests in businesses;
- fair value gain or loss on derivative instruments;
- major corporate restructures;
- the income tax impact of the above items.

In addition to these, items that do not reflect the underlying operations of South32, and are individually significant to the financial statements, are excluded. Such items included within South32's profit or loss for the Reporting Period are detailed in note 3 'Significant items' to the historical combined financial information in Annexures 1 and 2 of the South32 Listing Document.

The accounting policies proposed by South32 for calculating these measures differ from those currently used by BHP Billiton, the key differences being that South32 will adjust for the items above each period, irrespective of materiality, and South32 management will retain the discretion to adjust for other significant non-recurring items that are not considered to reflect the underlying performance of the assets it holds.

Refer to 'Presentation of Financial Information' in the Important notices for a further description of components of Underlying Earnings.

In calculating Underlying Earnings, adjustments are also made to net finance costs and taxation for amounts that will not continue post the Demerger and are not reflective of the underlying operations.

The following table shows the pro forma earnings adjustments to the South32 pro forma consolidated income statements for H1 FY2015, FY2014, FY2013 and FY2012.

Table A2.5: South32 pro forma earnings adjustments

US$M	H1 FY2015	FY2014	FY2013	FY2012
Earnings adjustments to Underlying EBIT				
Exchange gains on restatement of monetary items	(64)	(53)	(69)	(83)
Impairment losses	–	327	2,225	15
Impairment reversals	–	(8)	–	–
Fair value (gain)/loss on derivative instruments	(6)	2	16	(122)
Other:				
Bayside closure costs (excluding impairments)	–	138	–	–
Gain on sale of Optimum coal rights	–	(84)	–	–
Equity share of earnings adjustment to Manganese Business after net finance costs and taxation	(6)	1	(23)	22
Total earnings adjustments to Underlying EBIT	**(76)**	**323**	**2,149**	**(168)**
Earnings adjustment to net finance costs				
Exchange variation on net debt	(93)	40	6	(16)
Total earnings adjustment to net finance costs	**(93)**	**40**	**6**	**(16)**
Earnings adjustments to income tax expense				
Tax effect of earnings adjustments to Underlying EBIT	22	(25)	(541)	49
Tax effect of earnings adjustments to net finance costs	28	(13)	(2)	5
Exchange rate movements	144	(9)	77	143
Remeasurements of deferred tax assets associated with the MRRT	111	–	142	(196)
Non-recognition of tax benefits where benefit remains with BHP Billiton	–	27	251	44
Total earnings adjustments to income tax expense	**305**	**(20)**	**(73)**	**45**
Total earnings adjustments	**136**	**343**	**2,082**	**(139)**

186

BHP BILLITON SHAREHOLDER CIRCULAR

4 Reconciliation of pro forma historical consolidated cash flow statement

Table A2.6: Reconciliation of South32 historical combined cash flow statement to South32 pro forma consolidated cash flow statement before financing activities and tax and after capital expenditure

H1 FY2015 US$M	South32 combined financial information [a]	Change of control in Manganese Business: Removal of consolidated results [b]	Change of control in Manganese Business: Equity accounted profit/(loss) [c]	Intercompany financing [d]	South32 pro forma consolidated financial information
Profit from operations	**1,251**	**(195)**	**32**	**(364)**	**724**
Other non-cash items	178	(97)	–	364	445
Profit from equity accounted investments	(3)	–	(32)	–	(35)
Change in working capital	(295)	90	–	–	(205)
Cash generated from operations	**1,131**	**(202)**	**–**	**–**	**929**
Dividends received (including from equity accounted investments)	368	–	127	(364)	131
Capital expenditure	(411)	94	–	–	(317)
Net operating cash flows before financing activities and tax and after capital expenditure	**1,088**	**(108)**	**127**	**(364)**	**743**

(a) South32's historical combined cash flow statement has been extracted, without material adjustment from the historical combined financial information in Annexure 1 and Annexure 2 of the South32 Listing Document.
(b) A pro forma adjustment has been made to reflect the loss of control and subsequent de-consolidation of the Manganese Business assuming the changes to the shareholder agreement were effective 1 July 2011. This information has been extracted, without material adjustment from the underlying accounting records of South32.
(c) The adjustment represents South32's share of the operating profit or loss and dividends received from the equity accounted investments being South32's equity share of the Manganese Business. This information has been derived from the underlying accounting records of South32. South32's equity accounted profit/(loss) is set out in footnote (c) to Table A2.1 in Appendix 2. Dividends received by South32 represent 60 per cent of dividends paid by the companies that represent the Manganese Business.
(d) Pro forma adjustment reflects the removal of the impact of intercompany dividends received by South32 from BHP Billiton which have been extracted, without material adjustment from the historical combined financial information in Annexures 1 and 2 of the South32 Listing Document.

Table A2.7: Reconciliation of South32 historical combined cash flow statement to South32 pro forma consolidated cash flow statement before financing activities and tax and after capital expenditure

FY2014 US$M	South32 combined financial information [a]	Change of control in Manganese Business: Removal of consolidated results [b]	Change of control in Manganese Business: Equity accounted profit/(loss) [c]	Intercompany financing [d]	South32 pro forma consolidated financial information
Profit from operations	**774**	**(478)**	**49**	**(8)**	**337**
Other non-cash items	1,267	(149)	–	11	1,129
Profit from equity accounted investments	(10)	–	(49)	(3)	(62)
Change in working capital	77	(62)	–	–	15
Cash generated from operations	**2,108**	**(689)**	**–**	**–**	**1,419**
Dividends received (including equity accounted investments)	31	(12)	198	(11)	206
Capital expenditure	(769)	179	–	–	(590)
Net operating cash flows before financing activities and tax and after capital expenditure	**1,370**	**(522)**	**198**	**(11)**	**1,035**

See notes to Table A2.6 of Appendix 2.

187
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 2

4 Reconciliation of pro forma historical consolidated cash flow statement continued

Table A2.8: Reconciliation of South32 historical combined cash flow statement to South32 pro forma consolidated cash flow statement before financing activities and tax and after capital expenditure

FY2013 US$M	South32 combined financial information (a)	Change of control in Manganese Business: Removal of consolidated results (b)	Change of control in Manganese Business: Equity accounted profit/(loss) (c)	Intercompany financing (d)	South32 pro forma consolidated financial information
Profit/(loss) from operations	**(963)**	**(499)**	**92**	**(16)**	**(1,386)**
Other non-cash items	3,107	(81)	–	12	3,038
Profit from equity accounted investments	–	–	(92)	4	(88)
Change in working capital	(6)	89	–	–	83
Cash generated from operations	**2,138**	**(491)**	**–**	**–**	**1,647**
Dividends received (including equity accounted investments)	17	–	94	(12)	99
Capital expenditure	(1,139)	375	–	–	(764)
Net operating cash flows before financing activities and tax and after capital expenditure	**1,016**	**(116)**	**94**	**(12)**	**982**

See notes to Table A2.6 of Appendix 2.

Table A2.9: Reconciliation of South32 historical combined cash flow statement to South32 pro forma consolidated cash flow statement before financing activities and tax and after capital expenditure

FY2012 US$M	South32 combined financial information (a)	Change of control in Manganese Business: Removal of consolidated results (b)	Change of control in Manganese Business: Equity accounted profit/(loss) (c)	Intercompany financing (d)	South32 pro forma consolidated financial information
Profit from operations	**2,060**	**(107)**	**(82)**	**(26)**	**1,845**
Other non-cash items	1,026	(194)	–	20	852
Profit/(loss) from equity accounted investments	–	–	82	6	88
Change in working capital	(187)	(68)	–	–	(255)
Cash generated from operations	**2,899**	**(369)**	**–**	**–**	**2,530**
Dividends received (including equity accounted investments)	23	–	72	(20)	75
Capital expenditure	(2,013)	372	–	–	(1,641)
Net operating cash flows before financing activities and tax and after capital expenditure	**909**	**3**	**72**	**(20)**	**964**

See notes to Table A2.6 of Appendix 2.

188
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 3
South32 pro forma segment reporting

The pro forma financial information for the South32 Businesses for H1 FY2015, FY2014, FY2013 and FY2012 is set out below. The segment information reflects South32's interest in the Manganese Business on a proportional consolidation basis, which is the proposed measure that will be used by South32's management to assess the performance of the Manganese Business. The statutory adjustment column reconciles the proportional consolidation of the Manganese Business to the treatment of the Manganese Business on an equity accounted basis as set out in the pro forma financial information in Section 6.7 and Appendix 2.

Table A3.1: South32 pro forma segment reporting half year ended 31 December 2014

H1 FY2015 US$M	Worsley Alumina	South Africa Aluminium	Mozal Aluminium	Brazil Aluminium	South Africa Energy Coal	Illawarra Metallurgical Coal	Australia Manganese	South Africa Manganese	Cerro Matoso	Cannington	Group and unallocated items/ eliminations	Statutory adjustment	Total South32
Revenue													
Group Production	319	823	340	268	683	425	339	231	340	486	–	(569)	3,685
Third party products [(a)]	–	–	–	–	–	–	–	–	–	–	404	–	404
Inter-segment revenue	332	–	–	–	–	–	–	–	–	–	(332)	–	–
Total revenue	**651**	**823**	**340**	**268**	**683**	**425**	**339**	**231**	**340**	**486**	**72**	**(569)**	**4,089**
Underlying EBITDA [(b)]	**143**	**201**	**88**	**140**	**83**	**120**	**129**	**38**	**113**	**183**	**(32)**	**(141)**	**1,065**
Depreciation and amortisation	(76)	(34)	(18)	(39)	(92)	(100)	(83)	(33)	(27)	(29)	(2)	116	(417)
Underlying EBIT [(b)]	**67**	**167**	**70**	**101**	**(9)**	**20**	**46**	**5**	**86**	**154**	**(34)**	**(25)**	**648**
Comprising:													
Group Production	67	167	70	101	(12)	20	46	5	86	154	(64)	(51)	589
Third party products	–	–	–	–	–	–	–	–	–	–	30	–	30
Share of operating profit of equity accounted investments [(c)]	–	–	–	–	3	–	–	–	–	–	–	26	29
Underlying EBIT	**67**	**167**	**70**	**101**	**(9)**	**20**	**46**	**5**	**86**	**154**	**(34)**	**(25)**	**648**
Net finance costs													(88)
Income tax expense													(118)
Underlying Earnings													**442**
Earnings Adjustments													(136)
Profit/(loss) after tax													**306**
Capital expenditure	**27**	**10**	**5**	**5**	**58**	**180**	**34**	**22**	**18**	**14**	**–**	**(56)**	**317**
Investments accounted for using equity method	**–**	**–**	**–**	**–**	**13**	**–**	**–**	**–**	**–**	**–**	**–**	**3,027**	**3,040**
Total assets [(d)]	**3,793**	**1,502**	**719**	**1,078**	**2,051**	**1,770**	**1,861**	**1,305**	**1,082**	**402**	**5,198**	**(3,076)**	**17,685**
Total liabilities [(d)]	**380**	**307**	**91**	**140**	**1,037**	**236**	**272**	**179**	**228**	**210**	**2,106**	**(451)**	**4,735**

(a) Third party products purchased and sold by Marketing comprise US$358 million for aluminium (2014: US$802 million, 2013: US$1,024 million, 2012: US$1,487 million), US$46 million for coal (2014: US$456 million, 2013: US$585 million, 2012: US$856 million) and US$ nil for manganese (2014: US$2 million, 2013: US$32 million, 2012: US$10 million). Underlying EBIT on third party products comprise US$17 million for aluminium (2014: US$14 million, 2013: US$19 million, 2012: nil), US$13 million for coal (2014: US$18 million, 2013: US$44 million, 2012: US$90 million) and US$ nil for manganese (2014: US$(2) million, 2013: nil, 2012: US$3 million).

(b) Underlying EBIT is earnings before net finance costs, taxation and any earnings adjustments items. Underlying EBIT is reported net of South32's share of net finance costs and taxation of equity accounted investments. Underlying EBITDA is Underlying EBIT, before depreciation and amortisation.

(c) Share of operating profit of equity accounted investments includes the impacts of earnings adjustments to Underlying EBIT.

(d) Total segment assets and liabilities represent operating assets and liabilities including the carrying amount of equity accounted investments and predominantly excludes cash balances, interest bearing liabilities and deferred tax balances. The carrying amount of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities and deferred tax balances of the equity accounted investment.

189
BHP BILLITON SHAREHOLDER CIRCULAR

Appendix 3

Table A3.2: South32 pro forma segment reporting year ended 30 June 2014

FY2014 US$M	Worsley Alumina	South Africa Aluminium	Mozal Aluminium	Brazil Aluminium	South Africa Energy Coal	Illawarra Metallurgical Coal	Australia Manganese	South Africa Manganese	Cerro Matoso	Cannington	Group and unallocated items/ eliminations	Statutory adjustment	Total South32
Revenue													
Group Production	570	1,614	574	529	1,247	878	785	473	595	1,079	–	(1,258)	7,086
Third party products [(a)]	–	–	–	–	–	–	–	–	–	–	1,260	(2)	1,258
Inter-segment revenue	659	–	–	–	–	–	–	–	–	–	(659)	–	–
Total revenue	**1,229**	**1,614**	**574**	**529**	**1,247**	**878**	**785**	**473**	**595**	**1,079**	**601**	**(1,260)**	**8,344**
Underlying EBITDA [(b)]	**162**	**190**	**52**	**127**	**197**	**135**	**303**	**72**	**87**	**460**	**18**	**(320)**	**1,483**
Depreciation and amortisation	(138)	(69)	(36)	(83)	(193)	(170)	(148)	(62)	(88)	(47)	1	210	(823)
Underlying EBIT [(b)]	**24**	**121**	**16**	**44**	**4**	**(35)**	**155**	**10**	**(1)**	**413**	**19**	**(110)**	**660**
Comprising:													
Group Production	24	121	16	44	(6)	(35)	155	10	(1)	413	(11)	(165)	565
Third party products	–	–	–	–	–	–	–	–	–	–	30	2	32
Share of operating profit of equity accounted investments [(c)]	–	–	–	–	10	–	–	–	–	–	–	53	63
Underlying EBIT	**24**	**121**	**16**	**44**	**4**	**(35)**	**155**	**10**	**(1)**	**413**	**19**	**(110)**	**660**
Net finance costs													(147)
Income tax expense													(67)
Underlying Earnings													**446**
Earnings Adjustments													(343)
Profit/(loss) after tax													**103**
Capital expenditure	**56**	**28**	**8**	**9**	**65**	**309**	**65**	**42**	**56**	**60**	**(1)**	**(107)**	**590**

See notes to Table A3.1 of Appendix 3.

Table A3.3: South32 pro forma segment reporting year ended 30 June 2013

FY2013 US$M	Worsley Alumina	South Africa Aluminium	Mozal Aluminium	Brazil Aluminium	South Africa Energy Coal	Illawarra Metallurgical Coal	Australia Manganese	South Africa Manganese	Cerro Matoso	Cannington	Group and unallocated items/ eliminations	Statutory adjustment	Total South32
Revenue													
Group Production	492	1,663	612	637	1,458	1,287	754	514	803	1,365	–	(1,268)	8,317
Third party products [(a)]	–	–	–	–	–	–	–	–	–	–	1,641	(32)	1,609
Inter-segment revenue	638	–	–	–	–	–	–	–	–	–	(638)	–	–
Total revenue	**1,130**	**1,663**	**612**	**637**	**1,458**	**1,287**	**754**	**514**	**803**	**1,365**	**1,003**	**(1,300)**	**9,926**
Underlying EBITDA [(b)]	**60**	**73**	**31**	**44**	**115**	**302**	**299**	**67**	**234**	**651**	**36**	**(301)**	**1,611**
Depreciation and amortisation	(175)	(72)	(34)	(84)	(211)	(148)	(143)	(53)	(79)	(40)	(5)	196	(848)
Underlying EBIT [(b)]	**(115)**	**1**	**(3)**	**(40)**	**(96)**	**154**	**156**	**14**	**155**	**611**	**31**	**(105)**	**763**
Comprising:													
Group Production	(115)	1	(3)	(40)	(96)	154	156	14	155	611	(32)	(170)	635
Third party products	–	–	–	–	–	–	–	–	–	–	63	–	63
Share of operating profit of equity accounted investments [(c)]	–	–	–	–	–	–	–	–	–	–	–	65	65
Underlying EBIT	**(115)**	**1**	**(3)**	**(40)**	**(96)**	**154**	**156**	**14**	**155**	**611**	**31**	**(105)**	**763**
Net finance costs													(116)
Income tax expense													(129)
Underlying Earnings													**518**
Earnings Adjustments													(2,082)
Profit/(loss) after tax													**(1,564)**
Capital expenditure	**154**	**17**	**7**	**6**	**133**	**357**	**163**	**62**	**50**	**39**	**1**	**(225)**	**764**

See notes to Table A3.1 of Appendix 3.

190

BHP BILLITON SHAREHOLDER CIRCULAR

Table A3.4: South32 pro forma segment reporting year ended 30 June 2012

FY2012 US$M	Worsley Alumina	South Africa Aluminium	Mozal Aluminium	Brazil Aluminium	South Africa Energy Coal	Illawarra Metallurgical Coal	Australia Manganese	South Africa Manganese	Cerro Matoso	Cannington	Group and unallocated items/ eliminations	Statutory adjustment	Total South32
Revenue													
Group Production	344	1,646	629	660	1,894	1,701	722	559	876	1,590	–	(1,281)	9,340
Third party products [a]	–	–	–	–	–	–	–	–	–	–	2,353	(10)	2,343
Inter-segment revenue	648	–	–	–	–	–	–	–	–	–	(648)	–	–
Total revenue	**992**	**1,646**	**629**	**660**	**1,894**	**1,701**	**722**	**559**	**876**	**1,590**	**1,705**	**(1,291)**	**11,683**
Underlying EBITDA [b]	**(67)**	**(10)**	**51**	**3**	**416**	**818**	**201**	**(11)**	**417**	**893**	**31**	**(259)**	**2,483**
Depreciation and amortisation	(127)	(73)	(33)	(83)	(190)	(159)	(130)	(39)	(80)	(53)	(8)	169	(806)
Underlying EBIT [b]	**(194)**	**(83)**	**18**	**(80)**	**226**	**659**	**71**	**(50)**	**337**	**840**	**23**	**(90)**	**1,677**
Comprising:													
Group Production	(194)	(83)	18	(80)	226	659	71	(50)	337	840	(70)	(21)	1,653
Third party products	–	–	–	–	–	–	–	–	–	–	93	(3)	90
Share of operating profit of equity accounted investments [c]	–	–	–	–	–	–	–	–	–	–	–	(66)	(66)
Underlying EBIT	**(194)**	**(83)**	**18**	**(80)**	**226**	**659**	**71**	**(50)**	**337**	**840**	**23**	**(90)**	**1,677**
Net finance costs													(86)
Income tax expense													(460)
Underlying Earnings													**1,131**
Earnings Adjustments													139
Profit/(loss) after tax													**1,270**
Capital expenditure	**900**	**14**	**9**	**12**	**162**	**314**	**128**	**79**	**105**	**73**	**52**	**(207)**	**1,641**

See notes to Table A3.1 of Appendix 3.

191
BHP BILLITON SHAREHOLDER CIRCULAR

Corporate directory
BHP Billiton Group Registered Offices BHP Billiton Limited Australia
171 Collins Street Melbourne VIC 3000
BHP Billiton Plc United Kingdom
Neathouse Place London SW1V 1LH
Group Company Secretary
Jane McAloon
Lead financial adviser
Goldman Sachs
Level 17, 101 Collins Street Melbourne VIC 3000 Australia
Joint financial adviser and transaction sponsor for the JSE listing of South32
UBS AG (as financial adviser) UBS AG, Australian Branch
8 Exhibition Street Melbourne VIC 3000 Australia UBS South Africa (Pty) Limited (as transaction sponsor for the LSE listing)
64 Wierda Road East, Wierda Valley, ZA-Sandton 2196 Johannesburg 2196 GTG South Africa
Independent Board advisers
Gresham Advisory Partners Limited Level 17, 167 Macquarie Street Sydney NSW 2000 Australia Investec Bank Limited
100 Grayston Drive Sandown Sandton 2196 South Africa Simon Robertson Associates LLP
2 St James’s Place London SW1A 1NP United Kingdom
Independent Accountant
KPMG Financial Advisory Services (Australia) Pty Ltd 147 Collins Street Melbourne VIC 3000 Australia
Auditor Australia
KPMG
147 Collins Street Melbourne VIC 3000
United Kingdom
KPMG LLP
15 Canada Square Canary Wharf London E14 5GL
Legal advisers Australia
Herbert Smith Freehills
101 Collins Street Melbourne VIC 3000
South Africa
ENSafrica
150 West Street Sandton Johannesburg 2196
United Kingdom
Slaughter and May
One Bunhill Row London EC1Y 8YY
United States
Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York NY 10006
Tax advisers Australia
Greenwoods & Herbert Smith Freehills Pty Ltd 101 Collins Street Melbourne VIC 3000
South Africa
Ernst & Young Advisory Services (Pty) Ltd 102 Rivonia Road Sandton Johannesburg 2194
New Zealand
Bell Gully
48 Shortland Street Auckland 1140
United Kingdom
Slaughter and May
One Bunhill Row London EC1Y 8YY
United States
Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York NY 10006
Independent Expert
Grant Samuel & Associates Pty Limited Level 6, 1 Collins Street Melbourne VIC 3000
Share Registrars and Transfer Offices Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
South Africa
BHP Billiton Plc Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited
70 Marshall Street Johannesburg 2001
Holders of shares Dematerialised into Strate should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road Takapuna Auckland 0622
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road Bristol BS99 6ZZ
United States
Computershare Trust Company, N.A. 250 Royall Street Canton MA 02021
ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077

BHP BILLITON SHAREHOLDER CIRCULAR

Shareholder Information Line
If you have any additional questions in relation to this document or the Demerger, please call the Shareholder Information Line on:
BHP Billiton Limited Shareholders
1300 582 743
(within Australia) on weekdays between 8:30am and 7:30pm (AEST/AEDT);
+61 3 9415 4808
(international) on weekdays between 8:30am and 7:30pm (AEST/AEDT).
BHP Billiton Plc Shareholders
UK register
0844 472 7001
(within the United Kingdom) on weekdays between 8:30am and 5:30pm (GMT/BST);
+44 844 472 7001
(international) on weekdays between 8:30am and 5:30pm (GMT/BST).
South African registers
086 1100 634
(within South Africa) on weekdays between 8:00am and 4:30pm (SAST);
+27 11 870 8216
(international) on weekdays between 8:00am and 4:30pm (SAST).
BHP Billiton ADS Holders
877 248 4237
(within the United States) on weekdays between 8:30am and 6:00pm (EST/EDT);
+1 781 575 4555
(international) on weekdays between 8:30am and 6:00pm (EST/EDT).
Accessing information on BHP Billiton
All up-to-date shareholder information is available online at www.bhpbilliton.com
Online shareholder services
check your holding
register to receive electronic shareholder communications
update your records (including address and direct credit details)
access all your securities in one portfolio by setting up a personal account vote online
Latest news
Reports and presentations
Company overview
(including Our BHP Billiton Charter, Structure and Governance)
Subscribe to receive news alerts sent directly to your email address
www.linkedin.com/company/bhp-billiton www.youtube.com/bhpbilliton www.twitter.com/bhpbilliton bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary